

Blue Apron

2022 Annual Report & 2023 Proxy Statement



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Proxy Statement & Meeting Notice

Blue Apron

2023

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS AND PROXY STATEMENT



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Dear Blue Apron
STOCKHOLDER:

We are pleased to invite you to attend the 2023 Annual Meeting of Stockholders (the “Annual Meeting”) of Blue Apron Holdings, Inc. (“Blue Apron”) to be held on Wednesday, June 7, 2023 at 10:00 a.m., Eastern Time, via the Internet at a virtual web conference at meetnow.global/MAGTJQZ.

Our Annual Meeting will be a virtual meeting of stockholders, which will be conducted exclusively via the Internet at a virtual web conference. There will not be a physical meeting location, and stockholders will not be able to attend the Annual Meeting in person. This means that you can attend the Annual Meeting online, vote your shares during the virtual meeting and submit questions during the virtual meeting by visiting the above-mentioned Internet site. We believe that hosting a virtual meeting will enable greater stockholder attendance and participation from any location around the world. Going forward, we intend to evaluate annually whether to hold a virtual or in-person meeting so as to best enable stockholder attendance and participation.

Details regarding the virtual meeting and the business to be conducted are more fully described in the accompanying Notice of 2023 Annual Meeting of Stockholders and Proxy Statement.

Pursuant to the Securities and Exchange Commission (“SEC”) rules that allow issuers to furnish proxy materials to stockholders over the Internet, we are posting the proxy materials on the Internet and delivering a notice of the Internet availability of the proxy materials under the SEC’s “notice and access” rules.

On or about April 27, 2023, we will begin mailing to our stockholders a Notice of Internet Availability (the “Notice”) containing instructions on how to access or request a copy of our Proxy Statement for the Annual Meeting and our Annual Report on Form 10-K for the year ended December 31, 2022.

YOUR VOTE IS IMPORTANT.

Whether or not you plan to attend the Annual Meeting online, I hope you will submit a proxy to vote your shares as soon as possible. You may submit a proxy to vote your shares over the Internet in advance of the Annual Meeting or during the virtual Annual Meeting or, if you requested printed copies of proxy materials, you may also vote by mailing a proxy card or submitting a proxy by telephone. Please review the instructions on the Notice or on the proxy card regarding your voting options.

If you plan to attend the virtual Annual Meeting, you will need the control number included in your Notice, on your proxy card or voting instruction form. The virtual Annual Meeting will begin promptly at 10:00 a.m., Eastern Time on Wednesday, June 7, 2023. Please allow yourself ample time for the online check-in procedures.

Thank you for being a Blue Apron stockholder. We hope that you can attend the Annual Meeting online.

Sincerely,



Linda Findley

LINDA FINDLEY
President and Chief Executive Officer

April 27, 2023



Notice of 2023 Annual Meeting
OF STOCKHOLDERS

Notice is hereby given that Blue Apron Holdings, Inc. will hold its 2023 Annual Meeting of Stockholders (the "Annual Meeting"):

☑ **When**	🎤 **Live webcast**	✎ **Record date**
Wednesday, June 7, 2023 10:00 a.m., Eastern Time	meetnow.global/MAGTJQZ	Only holders of record of our Class A common stock at the close of business on April 17, 2023 are entitled to notice of and to vote at the Annual Meeting

At the Annual Meeting, we will ask you to consider and vote upon these proposals.

	Items of Business
1	To elect the following four directors to hold office until our 2024 annual meeting of stockholders or until their successors are duly elected and qualified, subject to their earlier death, resignation or removal: • Beverly K. Carmichael • Jennifer Carr-Smith • Brenda Freeman • Elizabeth Huebner
2	To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023
3	To hold a non-binding, advisory vote to approve named executive officer compensation
4	To hold a non-binding, advisory vote on the frequency of future advisory votes to approve named executive officer compensation
5	To approve an amendment to our restated certificate of incorporation, as amended, to effect a reverse stock split of our Class A common stock (the "Reverse Stock Split") at a ratio of not less than 1-for-5 and not greater than 1-for-20, with the exact split ratio and the implementation and timing of the Reverse Stock Split to be set within that rate at the discretion of our board of directors prior to the one-year anniversary of the date on which the Reverse Stock Split is approved by our stockholders at the Annual Meeting, without further approval or authorization of our stockholders and with our board of directors able to elect to abandon such proposed amendment and not effect the Reverse Stock Split authorized by our stockholders, in its sole discretion (the "Reverse Split Proposal")
6	To transact any other business that properly comes before the Annual Meeting (including adjournments and postponements thereof)

Our Annual Meeting will be a virtual meeting of stockholders, which will be conducted exclusively via the Internet at a virtual web conference. There will not be a physical meeting location, and stockholders will not be able to attend the Annual Meeting in person. This means that you can attend the Annual Meeting online, vote your shares during the virtual meeting and submit questions during the virtual meeting by visiting the above-mentioned Internet site. We believe that hosting a virtual meeting will enable greater stockholder attendance and participation from any location around the world. Going forward, we intend to evaluate annually whether to hold a virtual or in-person meeting so as to best enable stockholder attendance and participation.

Only holders of record of our Class A common stock at the close of business on April 17, 2023 (the "Record Date") are entitled to notice of and to vote at the Annual Meeting as set forth in the enclosed proxy statement (the "Proxy Statement"). A complete list of registered stockholders will be open to the examination of any stockholder for a period of ten days prior to the Annual Meeting for a purpose germane to the meeting by sending an email to investor.relations@blueapron.com, stating the purpose of the request and providing proof of ownership of Class A common stock. This list will also be available for examination to stockholders of record during the virtual Annual Meeting webcast at meetnow.global/MAGTJQZ.

NOTICE OF 2023 ANNUAL MEETING OF STOCKHOLDERS

You are entitled to virtually attend the Annual Meeting only if you were a stockholder as of the close of business on the Record Date or hold a valid proxy for the Annual Meeting. If you are a stockholder of record, your ownership as of the Record Date will be verified prior to admittance into the virtual Annual Meeting. If you are not a stockholder of record but hold shares through a broker, trustee or nominee, you must provide proof of beneficial ownership as of the Record Date, such as an account statement or similar evidence of ownership, to attend, vote and ask questions at the virtual Annual Meeting. Further information about how to attend the virtual Annual Meeting online, vote your shares online during the meeting and submit questions online during the meeting is included in the accompanying Proxy Statement.

For instructions on how to vote your shares, please refer to the instructions on the Notice of Internet Availability of Proxy Materials you received in the mail, the section titled "Voting" beginning on page 3 of the attached Proxy Statement or, if you requested to receive printed proxy materials, your enclosed proxy card.



By Order of Our Board of Directors,

MEREDITH L. DEUTSCH
General Counsel and Corporate Secretary

April 27, 2023

Your Vote
IS IMPORTANT

In order to ensure your representation at the Annual Meeting, whether or not you plan to attend the virtual Annual Meeting online, please submit a proxy to vote your shares as promptly as possible over the Internet by following the instructions on your Notice or, if you requested printed copies of your proxy materials, by following the instructions on your proxy card.

Your participation will help to ensure the presence of a quorum at the virtual Annual Meeting and save Blue Apron the extra expense associated with additional solicitation.

If you hold your shares through a broker, your broker is not permitted to vote on your behalf in the election of directors (Proposal 1), the non-binding, advisory vote to approved named executive officer compensation, or "say-on-pay" vote (Proposal 3), or the non-binding, advisory vote on the frequency of future say-on-pay votes, or the "say-on-frequency" vote (Proposal 4), unless you provide specific instructions to the broker by completing and returning any voting instruction form that the broker provides (or following any instructions that allow you to vote your broker-held shares via telephone or the Internet).

For your vote to be counted, you will need to submit your proxy in advance of the Annual Meeting or vote at the Annual Meeting in accordance with the instructions set forth in these proxy materials.

Submitting a proxy to vote your shares in advance will not prevent you from attending the virtual Annual Meeting online, revoking your earlier submitted proxy in accordance with the instructions set forth in the proxy materials or voting your shares online during the virtual Annual Meeting.

Table of CONTENTS

In this Proxy Statement the terms "Blue Apron," "the company," "we," "us," and "our" refer to Blue Apron Holdings, Inc.

Certain statements in this Proxy Statement, other than purely historical information, including statements relating to our business plans and objectives, and the assumptions upon which those statements are based, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may appear throughout this report. When used in this Proxy Statement, the words "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "project," "should," "target," "would," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially, including but not limited to the risks and uncertainties identified in Item 1A of our Annual Report for the year ended December 31, 2022, filed on Form 10-K with the Securities and Exchange Commission ("SEC") on March 16, 2023, our ability to set and achieve our environmental, sustainability and corporate governance goals, as set forth under "Directors, Executive Officers and Corporate Governance—Environmental, Social and Governance Initiatives" of this Proxy Statement, on our anticipated timeframe or at all, and in risks and uncertainties described in other filings that we may make with the SEC in the future. The Proxy Statement speaks only as to the date it has been made available to stockholders, and we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise.

All website addresses set forth in this Proxy Statement are for information only and are not intended to be an active link or to incorporate any website information into this document.

Proxy Statement for the 2023 Annual Meeting

OF STOCKHOLDERS TO BE HELD WEDNESDAY, JUNE 7, 2023

General Information

Our board of directors solicits your proxy on our behalf for the 2023 Annual Meeting of Stockholders (the "Annual Meeting"), and at any postponement or adjournment of the Annual Meeting, for the purposes set forth in this Proxy Statement and the accompanying Notice of Internet Availability of Proxy Materials (the "Notice").

The Annual Meeting will be held:

📅 When	🎤 Live webcast	✎ Record date
Wednesday, June 7, 2023 10:00 a.m., Eastern Time	meetnow.global/MAGTJQZ	April 17, 2023

✈ Availability of proxy materials

We intend to mail a Notice of Internet Availability of Proxy Materials to stockholders of record and to make this Proxy Statement and accompanying materials available on the internet on or about April 27, 2023.

The mailing address of our principal executive offices is:

✉ Blue Apron Holdings, Inc.
28 Liberty Street
New York, NY 10005

Information about the Annual Meeting and Voting

INTERNET AVAILABILITY OF PROXY MATERIALS

We are providing access to our proxy materials over the Internet. On or about April 27, 2023, we will mail the Notice to stockholders, unless they requested a printed copy of proxy materials. The Notice contains instructions on how to access our proxy materials and how to vote. If you would like to receive a paper or e-mail copy of our proxy materials, please follow the instructions in the Notice. If you requested printed versions of these materials by mail, they will also include a proxy card for the virtual Annual Meeting.

RECORD DATE

April 17, 2023

QUORUM

The holders of a majority of the voting power of all issued and outstanding shares of our Class A common stock entitled to vote on the Record Date must be virtually present online or represented by proxy at the Annual Meeting to constitute a quorum. For purposes of establishing a quorum, abstentions and "broker non-votes" are counted as present.

SHARES OUTSTANDING

Class of Blue Apron shares	Number of outstanding shares as of the Record Date
Class A common stock	71,675,687 shares
Class B common stock	none
Class C capital stock	none

STOCKHOLDER LIST

A list of registered stockholders as of the close of business on the Record Date will be open to the examination of any stockholder for a period of ten days prior to the Annual Meeting for a purpose germane to the meeting by sending an email to investor.relations@blueapron.com, stating the purpose of the request and providing proof of ownership of Class A common stock. This list will also be available for examination to stockholders of record during the virtual Annual Meeting webcast at meetnow.global/MAGTJQZ.

ATTENDANCE AT VIRTUAL ANNUAL MEETING

We will host the Annual Meeting live online via webcast. You may attend the Annual Meeting live online by visiting meetnow.global/MAGTJQZ. The webcast will start at 10:00 a.m., Eastern Time, on Wednesday, June 7, 2023. You will need the control number included on your Notice, proxy card or voting instruction form in order to be able to attend, vote or ask questions during the meeting. The password for the meeting is APRN2023. Please allow yourself ample time for the online check-in procedures.

If you are not a stockholder of record but your shares are held in "street name", meaning they are held for your account by a bank or broker, trustee or nominee, you must provide proof of beneficial ownership as of the Record Date, such as an account statement or similar evidence of ownership, to attend the virtual Annual Meeting. To register to attend the virtual Annual Meeting, you must submit proof of beneficial ownership as of the Record Date, with your name and email address to Computershare. Requests for registration of beneficial owners must be labeled as "Legal Proxy" and be received no later than 5:00 p.m., Eastern Time, on May 29, 2023. You will receive a confirmation of your registration by email after Computershare receives your registration materials. Requests for registration should be directed to:

 legalproxy@computershare.com

 Computershare
Blue Apron Holdings, Inc. Legal Proxy
P.O. Box 43001
Providence, RI 02940-3001

QUESTIONS AT THE ANNUAL MEETING

If you wish to submit a question prior to or during the virtual Annual Meeting, you may log into, and ask a question on, the virtual meeting platform at meetnow.global/MAGTJQZ. Our virtual meeting will be governed by our Rules of Conduct which will be available on the virtual meeting platform during the virtual Annual Meeting. The Rules of Conduct will address the ability of stockholders to ask questions during the meeting, including rules on permissible topics, and rules for how questions and comments will be recognized and disclosed to meeting participants.

VOTING

There are five ways a stockholder of record can vote. If you are a stockholder of record as of the Record Date, you may vote by using any of the following methods:

STOCKHOLDERS OF RECORD

🖥️	**BY INTERNET**	Prior to the Annual Meeting, go to www.investorvote.com/APRN
⛶	**BY QR CODE**	Scan the QR code on your proxy card
📱	**BY TELEPHONE**	Call toll-free 1 (800) 652-VOTE (8683) within the USA, US territories and Canada
✉️	**BY MAIL**	If you requested printed copies of proxy materials, complete, sign and date your proxy card and return in the postage-paid envelope
🎙️	**DURING THE ANNUAL MEETING**	Go to meetnow.global/MAGTJQZ

If you hold your shares through a bank or broker, please follow their instructions in order to vote.

The Annual Meeting will be a virtual only meeting, which can be accessed at meetnow.global/MAGTJQZ. If you are a stockholder of record as of the Record Date, you will have the ability to attend the virtual Annual Meeting and vote online during the Annual Meeting. If you are not a stockholder of record but your shares are held in "street name", meaning they are held for your account by a bank or broker, trustee or nominee, see "Attendance at Virtual Annual Meeting" above. Submitting a proxy will not prevent a stockholder from attending the Annual Meeting virtually, revoking an earlier-submitted proxy in accordance with the process outlined below and voting online during the virtual Annual Meeting.

	**DEADLINE TO VOTE**	In order to be counted, proxies submitted by telephone, Internet or QR code must be received by 11:59 p.m., Eastern Time, on June 6, 2023. Proxies submitted by U.S. mail must be received before the start of the virtual Annual Meeting.

REVOKING YOUR PROXY

Stockholders of record may revoke their proxies by virtually attending the Annual Meeting and voting online during the Annual Meeting, by filing an instrument in writing revoking the proxy prior to the Annual Meeting or by filing another duly executed proxy bearing a later date with our Corporate Secretary before the vote is counted or by submitting a proxy again using the telephone or Internet before the cutoff time (11:59 p.m., Eastern Time, on June 6, 2023). Your latest telephone or Internet proxy submitted prior to the Annual Meeting is the one that will be counted, unless you virtually attend the Annual Meeting and vote your shares online during the meeting. Attendance at the Annual Meeting, by itself, will not revoke a previously submitted proxy. If you hold shares through a bank or broker, you may revoke any prior voting instructions by contacting that firm.

VOTING RIGHTS

Holders of our Class A common stock are entitled to one vote per share of Class A common stock held on the Record Date in respect of any proposal presented at the Annual Meeting. Holders of our Class B common stock are entitled to ten votes per share of Class B common stock held on the Record Date in respect of any proposal presented at the Annual Meeting; however, there were no shares of Class B common stock outstanding as of the Record Date. Holders of our Class C capital stock have no voting rights except as prescribed by law or as provided in our restated certificate of incorporation, as amended; however, there were no shares of Class C capital stock outstanding as of the Record Date.

VOTES REQUIRED TO ADOPT PROPOSALS

Proposal 1 - Election of Directors

As this is an uncontested election, each nominee must receive more votes properly cast **FOR** her election than shares voted **AGAINST** her election to be elected as a director. Shares held in street name by a bank or broker, trustee or nominee who indicates on their proxies that they do not have authority to vote shares on Proposal 1 will not be counted as votes **FOR** or **AGAINST** the nominees and will be treated as broker non-votes. Broker non-votes will have no effect on the election of directors. If you vote to **ABSTAIN**, your shares will not be voted **FOR** or **AGAINST** the nominees and will not be counted as votes cast or shares voting. As a result, voting to **ABSTAIN** will have no effect on the voting on the election of directors.

Proposal 2 - Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ended December 31, 2023

A majority of the votes properly cast **FOR** the proposal is required to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023. If your shares are held in street name by a bank or broker, trustee or nominee and you do not timely provide voting instructions with respect to your shares, we expect that your bank or broker, trustee or nominee will have the authority to vote your shares on Proposal 2. If you **ABSTAIN** from voting on Proposal 2, your shares will not be voted **FOR** or **AGAINST** Proposal 2 and will also not be counted as votes cast or shares voting on Proposal 2. As a result, voting to **ABSTAIN** will have no effect on the voting of Proposal 2.

Proposal 3 - Advisory vote to approve named executive officer compensation, or "say-on-pay" vote

The say-on-pay vote is a non-binding, advisory vote, and accordingly there is no "required vote" that would constitute approval. However, our board of directors, including our people, culture and compensation committee, value the opinions of our stockholders and, to the extent there are a substantial number of votes cast against the named executive officer compensation as disclosed in this Proxy Statement, we will consider our stockholders' concerns and evaluate what actions may be appropriate to address those concerns. Shares held in street name by a bank or broker, trustee or nominee who indicates on their proxies that they do not have voting authority to vote the shares on Proposal 3 will not be counted as votes **FOR** or **AGAINST** Proposal 3 and will be treated as broker non-votes. Broker non-votes will have no effect on the voting on Proposal 3.

If you vote to **ABSTAIN** on Proposal 3, your shares will not be voted **FOR** or **AGAINST** Proposal 3 and will also not be counted as votes cast or shares voting on Proposal 3. Voting to **ABSTAIN** will have no effect on the voting of Proposal 3.

Proposal 4 - Advisory vote on the frequency of say-on-pay votes, or "say-on-frequency" vote

The say-on-frequency vote provides a choice among three frequency periods (every one, two or three years) for future advisory say-on-pay votes.

You may:
- vote **ONE YEAR**;
- vote **TWO YEARS**;
- vote **THREE YEARS**; or
- **ABSTAIN** from voting on the non-binding resolution.

The frequency period that receives the most votes will be deemed to be the recommendation to our stockholders. However, because this vote is advisory and not binding on our board, we may decide that it is not in the best interests of our stockholders to hold a say-on-pay vote more or less frequently than the frequency period selected by a plurality of our stockholders. Shares held in street name by a bank or broker, trustee or nominee who indicates on their proxies that they do not have voting authority to vote the shares on Proposal 4 will not be counted as votes **FOR** one of the three frequency periods and will be treated as broker non-votes. Broker non-votes will have no effect on the voting on Proposal 4. If you vote to **ABSTAIN** on Proposal 4, your shares will not be voted **FOR** one of the three frequency periods and will also not be counted as votes cast or shares voting on Proposal 4. Voting to **ABSTAIN** will have no effect on the voting of Proposal 4.

Proposal 5 - Approval of the Reverse Split Proposal

The affirmative vote of the holders holding a majority of the outstanding shares of our common stock and entitled to vote at the meeting properly cast **FOR** the proposal is required to approve the Reverse Split Proposal. If your shares are held by a bank or broker, trustee or nominee in street name and you do not timely provide voting instructions with respect to your shares, we expect that your bank or broker, trustee or nominee will have the authority to vote your shares on Proposal 5. If you **ABSTAIN** on Proposal 5, your shares will not be voted **FOR** or **AGAINST** Proposal 5 and will also not be counted as votes cast or shares voting on Proposal 5. Because Proposal 5 requires the affirmative vote of the holders of a majority of the shares of our outstanding common stock and entitled to vote thereon, a vote to **ABSTAIN** will have the same effect as a vote **AGAINST** Proposal 5.

"BROKER NON-VOTES" AND SHARES HELD IN "STREET NAME"

"Broker non-votes" result where a broker has not received voting instructions from the beneficial owner and for which the broker does not have discretionary authority to vote on a particular matter.

If your shares are held in "street name," your broker may, under certain circumstances, vote your shares if you do not timely return your voting instructions. Stock exchange rules permit brokers who do not receive voting instructions from their customers to vote shares held in a brokerage account on certain matters. Stock exchange rules, however, prohibit brokers from voting such uninstructed shares in the case of election of directors, executive compensation matters and certain other matters. Of the matters to be voted at the Annual Meeting, we expect the only proposals on which brokers will have discretionary voting authority are the approval of Proposal 2, the ratification of the appointment of Ernst & Young LLP, and Proposal 5, the Reverse Split Proposal.

VOTING INSTRUCTIONS

If you complete and submit your proxy voting instructions, the persons named as proxies will follow your instructions. If you submit proxy voting instructions but do not direct how your shares should be voted on each item, the persons named as proxies will vote **FOR** the election of the nominees for directors, **FOR** the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm, **FOR** the non-binding, advisory vote to approve named executive officer compensation, or "say-on-pay" vote, **IN FAVOR OF** the frequency of every "**ONE YEAR**" for the nonbinding, advisory vote on the frequency of future say-on-pay votes, or "say-on-frequency" and, **FOR** the Reverse Split Proposal.

The persons named as proxies will vote on any other matters properly presented at the Annual Meeting in accordance with their best judgment, although we have not received timely notice of any other matters that may be properly presented for voting at the Annual Meeting.

VOTING RESULTS

We will announce preliminary results at the Annual Meeting. We will report final results by filing a Form 8-K within four business days after the Annual Meeting. If final results are not available at that time, we will provide preliminary voting results in the Form 8-K and final results in an amendment to the Form 8-K after they become available.

ADDITIONAL SOLICITATION/ COSTS

We are paying for the distribution of the proxy materials and solicitation of the proxies. As part of this process, we reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to our stockholders. Proxy solicitation expenses that we will pay include those for preparation, mailing, returning and tabulating the proxies.

We have engaged Okapi Partners, an independent proxy solicitation firm, to assist in soliciting proxies on our behalf for the Annual Meeting. We have agreed to pay Okapi Partners a fee of $10,000, plus out-of-pocket expenses, for these services. We also have agreed to indemnify Okapi Partners for any liabilities that it may incur based upon information, representations, or data furnished by us.

Our directors, officers and employees may also solicit proxies on our behalf virtually during the meeting, by telephone, email or facsimile, but they do not receive additional compensation for providing those services.

HOUSEHOLDING

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of the Notice, Proxy Statement and Annual Report on Form 10-K for the year ended December 31, 2022, as applicable, is being delivered to multiple stockholders sharing an address unless we have received contrary instructions. We will promptly deliver a separate copy of any of these documents to you if you request such separate copies by contacting us at:

 Blue Apron Holdings, Inc.
Attention: Investor Relations
28 Liberty Street
New York, NY 10005

 investor.relations@blueapron.com

 (347) 719-4312

If you want to receive separate copies of the Notice, Proxy Statement or Annual Report on Form 10-K in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact us at the above address, email or telephone number.

Proposal 1—
ELECTION OF DIRECTORS

Number of Directors; Board Structure

Historically, our board of directors was divided into three staggered classes of directors, designated Class I, Class II and Class III, with roughly one-third of the directors in each class. At our 2021 annual meeting of stockholders, our stockholders approved an amendment to our restated certificate of incorporation, as amended, to declassify our board of directors. Commencing with the 2022 annual meeting of stockholders, directors up for election are elected to one-year terms of office, meaning that our directors who were previously designated as Class II and Class III are effectively a single class at the Annual Meeting, resulting in four directors being up for election at the Annual Meeting.

The terms of our Class I directors will expire at the 2024 annual meeting of stockholders. As such, following the Annual Meeting, all directors will be up for election at the 2024 annual meeting of stockholders. Commencing with the 2024 annual meeting of stockholders, we will have a single class of directors subject to annual election for one-year terms. Directors who have been elected or appointed to three-year terms prior to the Annual Meeting will complete those three-year terms, and thereafter will be eligible for annual one-year term re-election after completion of their current terms. In all cases, each director holds office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal.

Nominees

Based on the recommendation of our nominating and corporate governance committee, our board of directors has nominated Beverly K. Carmichael, Jennifer Carr-Smith, Brenda Freeman and Elizabeth Huebner for election as directors to hold office until our 2024 annual meeting of stockholders or until their successors are duly elected and qualified, subject to their earlier death, resignation or removal. Each of the nominees is a current member of our board of directors and has consented to serve if elected.

Unless you direct otherwise through your proxy voting instructions, the persons named as proxies will vote all proxies received **FOR** the election of each nominee. If any nominee is unable or unwilling to serve at the time of the Annual Meeting, the persons named as proxies may vote for a substitute nominee chosen by the members of our board of directors. In the alternative, the proxies may vote only for the remaining nominees, leaving a vacancy on our board of directors. Our board of directors may fill such vacancy at a later date or reduce the size of our board of directors. We have no reason to believe that either of the nominees will be unwilling or unable to serve if elected as a director.

Recommendation of Our Board of Directors

 **JENNIFER CARR-SMITH**

 **BRENDA FREEMAN**

 **BEVERLY K. CARMICHAEL**

 **ELIZABETH HUEBNER**

 **The board of directors recommends that you vote FOR the election of each of Beverly K. Carmichael, Jennifer Carr-Smith, Brenda Freeman and Elizabeth Huebner as directors to serve until the 2024 annual meeting of stockholders.**

Directors, Executive Officers
AND CORPORATE GOVERNANCE

Board of Directors

The biographies of each of the director nominees and continuing directors below contain information regarding each such person's service as a director on our board of directors, business experience and other experiences, qualifications, attributes or skills that caused our board of directors and nominating and corporate governance committee to determine that the person should serve as a director of the company. In addition to the information presented below regarding each such person's specific experience, qualifications, attributes and skills that led our board of directors and nominating and corporate governance committee to the conclusion that he or she should serve as a director, we also believe that each of our directors has a reputation for integrity, honesty and adherence to high ethical standards.

Each of our directors has demonstrated business acumen and an ability to exercise sound judgment, as well as a commitment of service to our company and our board of directors, including a commitment to understanding our business and industry. We also value our directors' experience in relevant areas of business management and on other boards of directors and board committees.

Our corporate governance guidelines also dictate that a majority of our board of directors be comprised of independent directors whom our board of directors has determined have no material relationship with the company and are otherwise "independent" directors under the published listing rules of the New York Stock Exchange ("NYSE").

Below is information, as of April 27, 2023, regarding our director nominees and directors whose terms are continuing after the Annual Meeting.

Director	Age	Blue Apron director since	Independent	Audit	People, Culture and Compensation	Nominating and Corporate Governance
					Committees	
• NOMINEES FOR ELECTION AT THE 2023 ANNUAL MEETING, WITH TERMS EXPIRING AT THE 2024 ANNUAL MEETING						
Beverly K. Carmichael	64	2022	✔		Ⓒ	👤
Jennifer Carr-Smith	51	2020 ☆ since 2021	✔	👤	👤	👤
Brenda Freeman	58	2020	✔	👤		Ⓒ
Elizabeth Huebner	65	2020	✔	Ⓒ 🧮	👤	
• CLASS I CONTINUING DIRECTORS, WITH TERMS EXPIRING AT THE 2024 ANNUAL MEETING						
Linda Findley	49	2019				
Amit Shah	47	2022	✔	👤		

 **COMMITTEE CHAIR**    **COMMITTEE MEMBER**    **CHAIRPERSON OF THE BOARD**    **AUDIT COMMITTEE FINANCIAL EXPERT**



Gender diversity





Age



Racial diversity



We are committed to ensuring that our board of directors, taken as a whole, embodies a diverse set of skills, experience and abilities.

Nominees for Election for a One-Year Term Ending at the 2024 Annual Meeting



AGE 64

DIRECTOR SINCE
March 2022

COMMITTEES
- People, Culture and Compensation **C**
- Nominating and Corporate Governance

Beverly K. Carmichael   ✓ INDEPENDENT

BACKGROUND

- Ms. Carmichael has served as a member of the board of directors of **Cotton Patch Cafe, Inc.** since January 2022, as a member of the board of directors of **Viad Corp.** since February 2022 and as a member of the board of directors of **ezCater** since March 2023.

- From July 2018 to June 2021, Ms. Carmichael served on the board of directors of **Leaf Group.**

- Ms. Carmichael served as executive vice president and chief people, culture and resource officer for **Red Robin Gourmet Burgers, Inc.,** a chain of casual dining restaurants, from December 2017 to April 2019.

- From January 2014 to December 2017, Ms. Carmichael served as senior vice president and chief people officer for **Cracker Barrel Old Country Store, Inc.,** a chain of restaurant and gift stores.

- Ms. Carmichael previously served as executive vice president and chief people officer of **Ticketmaster**.

- Ms. Carmichael served on the advisory board of **Mogul Hospitality** from September 2021 to January 2023.

- Since May 2021, Ms. Carmichael has served as a member of the board of directors of the **Oklahoma Policy Institute**, a nonpartisan think tank.

EDUCATION

- Ms. Carmichael holds a B.B.A. degree in business and a J.D. degree from the University of Oklahoma.

QUALIFICATIONS

- We believe that Ms. Carmichael is qualified to serve as a member of our board because of her experience across multiple industries as a human resources executive and licensed labor and employment attorney, as well as her experience serving as a director of various companies, bringing corporate governance, human capital management and talent development and succession planning skills to our board.



AGE 51

DIRECTOR SINCE
October 2020

CHAIRPERSON OF THE BOARD OF DIRECTORS SINCE
September 2021

COMMITTEES
- Audit
- People, Culture and Compensation
- Nominating and Corporate Governance

Jennifer Carr-Smith

✓ INDEPENDENT

BACKGROUND

- Ms. Carr-Smith has been the president of **JCS Advisory Services, LLC**, a firm providing advisory services to high growth companies in the digital, consumer space, since April 2018. In connection with her role at JCS Advisory Services, LLC, Ms. Carr-Smith has served as an interim executive and/or director at various companies.

- Since July 2021, Ms. Carr-Smith has served as the co-founder and president of **Athena Consumer Acquisition Corp.**, a company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

- From August 2017 to April 2018, Ms. Carr-Smith was general manager and senior vice president North America Local of **Groupon, Inc.**, a global e-commerce marketplace.

- From June 2015 to August 2017, Ms. Carr-Smith was the chief executive officer and president of **Peapod Online Grocer, LLC**, an online grocery delivery service.

- Ms. Carr-Smith has previously served as chief operating officer of each of **J. Crew Direct**, **giggle** and **Gilt.com**.

- Ms. Carr-Smith has served as a member of the boards of directors of **Perdue Farms** since February 2019, **Full Harvest** from January 2020 to December 2022, Australia-based **Woolworths Group** (ASX: WOW) since May 2019, **Zeal Grass Milk Creamery** since June 2020 and **Local Bounti** since April 2023.

EDUCATION

- Ms. Carr-Smith holds a B.A. degree in economics from Brown University and an M.B.A. degree from Harvard Business School.

QUALIFICATIONS

- We believe that Ms. Carr-Smith is qualified to serve on our board of directors due to her experience building, scaling and transforming businesses across industry sectors, including consumer packaged goods, apparel and grocery, and her experience as an e-commerce operating executive, as well as her experience serving as a director of various companies.



AGE 58

DIRECTOR SINCE
October 2020

COMMITTEES
- Audit
- Nominating and Corporate Governance **©**

Brenda Freeman

✓ INDEPENDENT

BACKGROUND

- Ms. Freeman has served as Chief Brand Officer of **Wunderkind Corporation**, a marketing software company since March 2022.

- Since April 2021, Ms. Freeman has served as a partner of **Debut Capital**, an early-stage venture fund.

- Ms. Freeman founded and has served as president of **Joyeux Advisory Group LLC**, a firm providing advisory services to early-stage startups and Fortune 500 companies, since January 2018.

- From February 2020 to February 2021, Ms. Freeman was the chief executive officer of **Arteza, Inc.**, a direct-to-consumer arts and crafts manufacturing and supply company.

- From March 2016 to December 2018, Ms. Freeman was chief marketing officer of **Magic Leap, Inc.**, a virtual reality technology company, and from December 2018 to April 2019 was senior advisor to the chief executive officer.

- From March 2015 to March 2016, Ms. Freeman served as chief marketing officer of **National Geographic Channel**, a television network and channel.

- Ms. Freeman has been a member of the board of directors of **Caleres, Inc.** since April 2017, of **Avnet** since November 2018 and of **WMH Technology** since May 2020. Ms. Freeman previously served on the board of directors of **Herman Miller, Inc.** from January 2016 to June 2019 and on the board of directors of **RTW Retailwinds, Inc.** from April 2019 to April 2020.

- Previously, Ms. Freeman served as chief marketing officer at **Turner Broadcasting Systems, Inc.** and was vice president, television marketing at **DreamWorks Animation SKG Inc**.

EDUCATION

- Ms. Freeman holds a B.S. degree in chemical engineering and an M.B.A. degree from the University of Maryland.

QUALIFICATIONS

- We believe that Ms. Freeman is qualified to serve on our board of directors due to her experience as an executive in e-commerce, direct-to-consumer, marketing and business strategy, as well as her experience serving as a director of various other companies.



AGE 65

DIRECTOR SINCE
January 2020

COMMITTEES
- Audit Ⓒ
- People, Culture and Compensation

Elizabeth Huebner

✓ **INDEPENDENT**

BACKGROUND

- Ms. Huebner has served as a member of the board of directors of **REI Co-op** since May 2019, as a member of the board of directors of **Curology, Inc.** since February 2021 and as a member of the board of directors of **Boom Technology, Inc.** since May 2021.

- From 2009 to August 2017, Ms. Huebner served on the board of directors of **Blucora**, **Inc.**

- Ms. Huebner served as senior vice president and chief financial officer for **Getty Images, Inc.**, a provider of visual content and rights services, from 2000 to 2006.

- Ms. Huebner previously served as chief financial officer at each of **Primus Knowledge Solutions** and **Fluke Corporation**.

EDUCATION

- Ms. Huebner holds a B.S. degree in Accounting from the University of Utah—David Eccles School of Business.

QUALIFICATIONS

- We believe that Ms. Huebner is qualified to serve on our board of directors due to her financial and accounting expertise and her experience in corporate development, strategic, financings, risk management, and compliance issues, as well as her experience serving as a director of various other companies.

Class I Directors Continuing in Office until the 2024 Annual Meeting



AGE 49

DIRECTOR SINCE
April 2019

Linda Findley

BACKGROUND

- Ms. Findley has been the president and chief executive officer of **Blue Apron** and a member of our board of directors since April 2019.

- Ms. Findley served as chief operating officer of **Etsy, Inc.**, a global marketplace for unique and creative goods, from May 2016 to December 2018.

- From October 2012 to December 2015, Ms. Findley served in multiple positions at **Evernote Corporation**, a mobile app for productivity, including as chief operating officer from May 2015 to December 2015, during which time she oversaw worldwide operations and led cross-functional teams in offices across seven countries. Ms. Findley served as vice president of worldwide operations at Evernote from May 2014 to May 2015, as vice president of international marketing from April 2013 to May 2014, and as director of market development from October 2012 to April 2013.

- Ms. Findley previously worked for **Alibaba.com**, from July 2009 to October 2012, most recently as director of global marketing and customer experience.

- Since May 2018, Ms. Findley has served as a member of the board of directors of **Ralph Lauren Corporation**. Ms. Findley is also a member of the board of directors of **Styleseat**.

EDUCATION

- Ms. Findley holds a B.A. degree in corporate communications and journalism from Elon University and an M.A. degree in journalism and public relations from the University of North Carolina at Chapel Hill.

QUALIFICATIONS

- We believe Ms. Findley is qualified to serve on our board of directors due to her experience and various senior management roles in multiple consumer technology organizations and because of her service as our president and chief executive officer and her experience as a director at various other companies.

Amit Shah   ✓ INDEPENDENT



AGE 47

DIRECTOR SINCE
March 2022

COMMITTEES
- Audit

BACKGROUND

- Since February 2023, Mr. Shah has been the founder and CEO of **Instalily.ai**, an artificial intelligence software company, while also serving as a member of the board of directors of **Instalily, Inc.**

- From June 2010 to December 2021, Mr. Shah served in multiple roles at **1-800-Flowers.com, Inc.**, an e-commerce gift retailer, including as president from August 2020 to December 2021, during which time he was responsible for leading the operations and management of the 1-800-Flowers.com brand, and as chief marketing officer from May 2017 to August 2020.

- From 2007 to 2009, Mr. Shah worked for **Provide Commerce, Inc.**, an e-commerce flower retailer.

- Mr. Shah has provided leadership counsel to leading technology companies through the **Google Retail Advisory Committee** and the **Twilio Customer Advisory Panel**, and is a trusted advisor to a number of start-ups.

- Since 2013, Mr. Shah has served as a member of the board of directors and of the executive committee of the **Mobile Marketing Association**, a non-profit trade association.

EDUCATION

- Mr. Shah holds a B.A. degree in liberal arts from Bowdoin College and an M.A.L.S degree from Harvard University.

QUALIFICATIONS

- We believe that Mr. Shah is qualified to serve on our board of directors due to his executive-level experience in direct-to-consumer e-commerce, marketing and business strategy.

Executive Officers

In addition to Ms. Findley, our president and chief executive officer, who also serves as a director, our executive officers, listed alphabetically, as of April 27, 2023, are:

Mitchell Cohen



AGE 67

INTERIM CHIEF FINANCIAL OFFICER since October 2022

BACKGROUND

- Since January 2018, Mr. Cohen has provided various financial consulting and chief financial officer services to a variety of public and private companies, through **MMC Ventures, LLC, Business Talent Group**, and most recently since April 2022, **Randstad Professionals US, LLC** d/b/a Tatum ("Tatum"). Mr. Cohen remains an employee of Tatum while serving as our interim Chief Financial Officer.

  ◦ From April 2022 to September 2022, Mr. Cohen was interim Chief Financial Officer at **Redbox**, an entertainment and software company.

  ◦ From February 2022 to April 2022, Mr. Cohen was interim Chief Financial Officer at **Cerence**, a software company.

  ◦ From March 2021 to January 2022, Mr. Cohen was Chief Financial Officer at **Bolt Mobility**, a startup micro mobility company.

- From August 2012 to December 2017, Mr. Cohen was Chief Financial Officer at **Athenian Venture Partners**, a venture capital firm.

EDUCATION

- Mr. Cohen holds a B.S. degree in economics from Queens College.

Meredith L. Deutsch



AGE 50

GENERAL COUNSEL AND CORPORATE SECRETARY since September 2019

BACKGROUND

- Previously, Ms. Deutsch was special counsel in the corporate department at **Fried, Frank, Harris, Shriver and Jacobson, LLP**, a global law firm, from February 2017 to August 2019.

- Ms. Deutsch was executive vice president, general counsel and secretary at **Morgans Hotel Group Co.**, an international hospitality company, from May 2014 to December 2016.

- Ms. Deutsch was a member of the capital markets practice at **Jones Day,** a global law firm, for twelve years.

EDUCATION

- Ms. Deutsch holds a B.A. degree in history from the University of Pennsylvania and a J.D. from Cornell Law School.

Christopher Halkyard



AGE 60

CHIEF SUPPLY CHAIN OFFICER since November 2022

BACKGROUND

- From August 2021 to September 2022, Mr. Halkyard was vice president of global supply chain at **Feather Home, Inc.**

- From September 2018 to August 2021, Mr. Halkyard was vice president of logistics at **BARK, Inc.**

- From April 2017 to September 2018, Mr. Halkyard was vice president of supply chain operations at **Toys "R" Us**.

- Mr. Halkyard began his logistics career while serving in the US military and, prior to 2017, held leadership roles at **The May Company, FAO Schwarz, L'Occitane en Provence, GILT.com**, and **Rent the Runway**.

EDUCATION

- Mr. Halkyard holds a B.A.S. degree in industrial sociology from the University of Maryland.

Irina Krechmer



AGE 52

CHIEF TECHNOLOGY OFFICER since June 2019

BACKGROUND

- Previously, Ms. Krechmer served as vice president of engineering at **XO Group Inc.**, the parent company of digital brands including The Knot, The Bump, The Nest and GigMasters, from April 2014 to April 2019.

- From October 2010 to April 2014, Ms. Krechmer was executive director of engineering at **Amplify**, a curriculum and assessment company.

- Ms. Krechmer worked at **Redcats USA**, a global online home shopping retailer, for over seven years, most recently serving as director of enterprise platform engineering.

EDUCATION

- Ms. Krechmer holds a B.S. degree in applied mathematics from Odessa National 'I.I. Mecnikov' University in Ukraine.

Terri Leitgeb



AGE 52

CHIEF PEOPLE OFFICER since April 2021

BACKGROUND

- Previously, Ms. Leitgeb served as chief people officer at **David's Bridal, Inc.**, a wedding and formal wear clothing retailer, from December 2017 to March 2021.

- From May 2006 to November 2016, Ms. Leitgeb worked at **Tesco PLC**, a British multinational grocery and general merchandise retailer, in various roles in the US and throughout Europe, serving as regional HR director, central Europe, and most recently as chief people officer of its wholly-owned subsidiary, **dunnhumby Ltd**., a global customer data science company.

EDUCATION

- Ms. Leitgeb holds a B.A. degree in political science from Oregon State University and an M.B.A degree from Portland State University.

Amber Minson



AGE 53

CHIEF REVENUE OFFICER since October 2022

BACKGROUND

- From July 2022 to October 2022, Ms. Minson provided various chief marketing office consulting services to a variety of companies through **ALM Consulting**.

- From November 2020 to July 2022, Ms. Minson was chief marketing officer at **Foreground,** a software company.

- From September 2019 to July 2020, Ms. Minson was chief marketing officer at **Bluprint**, a software company.

- From November 2015 to September 2019, Ms. Minson was chief marketing officer at **Zenfolio**, a software company.

- Prior to 2015, Ms. Minston held various positions at **Intuit, HSN (Home Shopping Network), Zenfolio, Time Warner**, and **Alibaba**.

EDUCATION

- Ms. Minson holds a B.A. degree in international business from Mount Saint Mary's University in Los Angeles, California.

Director Independence

Under the rules of the NYSE, independent directors must comprise a majority of a listed company's board of directors within a specified period of the completion of its initial public offering. In addition, the rules of the NYSE require that, subject to specified exceptions, each member of a listed company's audit, compensation, and nominating and corporate governance committees be independent. Under the rules of the NYSE, a director will only qualify as an "independent director" if, in the opinion of that company's board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee:

- accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries, or

- be an affiliated person of the listed company or any of its subsidiaries.

At least annually, our board of directors will evaluate all relationships between us and each director in light of relevant facts and circumstances for the purposes of determining whether a material relationship exists that might signal a potential conflict of interest or otherwise interfere with such director's ability to satisfy his or her responsibilities as an independent director. Based on this evaluation, our board of directors will make an annual determination of whether each director is independent within the meaning of the independence standards of the NYSE, the SEC and our applicable board committees.





Independence

83% INDEPENDENT

Our board of directors has determined that each of Mses. Carmichael, Carr-Smith, Freeman and Huebner and Mr. Shah is an "independent director" as defined under the rules of the NYSE. Our board of directors also has determined that Mses. Carr-Smith, Freeman and Huebner and Mr. Shah, who comprise our audit committee, Mses. Carmichael, Carr-Smith and Huebner, who comprise our people, culture and compensation committee, and Mses. Carmichael, Carr-Smith and Freeman, who comprise our nominating and corporate governance committee, satisfy the independence standards for such committees established by the SEC and the rules of the NYSE, as applicable. Our board of directors previously determined that Peter Faricy, who served on our people, culture and compensation committee and on our nominating and corporate governance committee, and who resigned from our board of directors in October 2022, satisfied the independence standards for such committees established by the SEC and rules of the NYSE, as applicable. In making such determinations, our board of directors considered the relationships that each such non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining independence, including the beneficial ownership of our capital stock by each non-employee director and any institutional stockholder with which he or she is affiliated.

Board Leadership Structure

Chairperson of the Board
JENNIFER CARR-SMITH
• Leads our board in its fundamental role of providing advice to and oversight of management

President and Chief Executive Officer
LINDA FINDLEY
• Focuses on running the business

Our corporate governance guidelines provide that the roles of chairperson of the board and chief executive officer may be separated or combined. Our board of directors believes the advisability of separating or combining the roles of chairperson and chief executive officer is dependent upon the strengths of the individual or individuals that hold these positions to, among other things, lead the board of directors, set board agendas, and identify and oversee key risks in light of the challenges and circumstances facing the company, which may change over time, and the most effective means of leveraging these strengths. During a period in which the chairperson and chief executive officer positions are combined, a lead independent director would be appointed from our independent directors. A lead independent director would set agendas for and convene meetings and executive sessions of the independent directors, approve board meeting agendas, and otherwise represent the board of directors on occasions where it is important for the board of directors to respond independently from the company's management team.

Our board of directors recognizes the importance of our leadership structure to our stockholders and will continue to regularly assess the board leadership structure. Our stockholders would be notified of a combination of the chairperson and chief executive officer role promptly upon the board of director's decision to do so.

At this time, given the composition of the board of directors, the effective interaction between Ms. Carr-Smith, as chairperson, and Ms. Findley, as chief executive officer, Ms. Carr-Smith's status as an independent director, and the current challenges faced by the company, our board of directors believes that separating the roles of chief executive officer and board chairperson provides us with the right foundation to pursue our strategic and operational objectives, while maintaining effective independent oversight and objective evaluation of the performance of the company.

Code of Conduct and Ethics

We have adopted a written code of conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A current copy of the code of conduct and ethics is posted under the heading "Corporate Governance—Governance Documents" on the Investor Relations section of our website, which is located at investors.blueapron.com.

If we make any substantive amendments to, or grant any waivers from, the code of conduct and ethics, we will disclose the nature of such amendment or waiver on our website or in a Current Report on Form 8-K to the extent required by applicable law, the rules of the SEC or the rules of the NYSE.

Corporate Governance Guidelines

Our board of directors has adopted corporate governance guidelines to assist in the exercise of its duties and responsibilities and to serve the best interests of our company and our stockholders. The guidelines provide, among other things, that:

- our board of directors' principal responsibility is to oversee the management of the company;
- a majority of the members of our board of directors must be independent directors;
- the non-management directors will meet in executive session at least semi-annually;
- directors have full and free access to management and, as necessary, independent advisors;
- new directors participate in an orientation program and all directors are expected to participate in continuing director education on an ongoing basis; and

- the nominating and corporate governance committee will conduct an annual self-evaluation of the board of directors to determine whether it and its committees are functioning effectively.

A copy of the corporate governance guidelines is posted under the heading "Corporate Governance—Governance Documents" on the Investor Relations section of our website, which is located at investors.blueapron.com. In addition, our board of directors has established stock ownership guidelines, under which directors are generally expected to hold at least the lesser of three times the annual base cash retainer or 18,000 shares of the company's common stock. Our chief executive officer is generally expected to hold at least the lesser of three times her annual base cash salary or 180,000 shares of the company's common stock.

Board Meetings

Our board of directors meets on a regularly scheduled basis during the year to review significant developments affecting us and to act on matters requiring its approval. It also holds special meetings when important matters require action between scheduled meetings. Members of senior management regularly attend board meetings to report on and discuss their areas of responsibility. Our board of directors held 26 meetings (including regularly scheduled and special meetings) during the fiscal year ended December 31, 2022.

During 2022, each director then in office attended at least 75% of the aggregate of:

- the total number of meetings of our board of directors held during the period for which he or she has been a director, and

- the total number of meetings held by all committees of our board of directors upon which he or she served during the periods that he or she served,

with the exception of Peter Faricy, a former director, who attended 67% of the meetings of our board of directors during the period for which he served as a director.

Our board of directors periodically holds executive sessions of the independent directors. Executive sessions do not include employee directors or directors who do not qualify as independent under NYSE and SEC rules.

Annual Meeting Attendance

It is our policy that members of our board of directors are encouraged to attend annual meetings of our stockholders. All of our directors then in office attended our 2022 annual meeting of stockholders.

Committees

Our amended and restated by-laws provide that our board of directors may delegate responsibility to committees. Our board of directors has three standing committees:

The Audit Committee

The People, Culture and Compensation Committee

The Nominating and Corporate Governance Committee



Our board of directors has also adopted a written charter for each of the three standing committees. Each committee charter is available under the heading "Corporate Governance—Governance Documents" on the Investor Relations section of our website, which is located at investors.blueapron.com.

Audit Committee   ✓ ALL MEMBERS ARE INDEPENDENT

MEMBERS   **MEETINGS DURING FYE DECEMBER 31, 2022** **10**

- Elizabeth Huebner ©
- Jennifer Carr-Smith
- Brenda Freeman
- Amit Shah*

*appointed March 2022

KEY RESPONSIBILITIES

Our audit committee's responsibilities include:

- appointing, approving the compensation of, and assessing the independence of our registered public accounting firm;

- overseeing the work of our registered public accounting firm, including through the receipt and consideration of reports from such firm;

- reviewing and discussing with management and the registered public accounting firm our annual and quarterly financial statements and related disclosures;

- coordinating our board of directors' oversight of our internal control over financial reporting, disclosure controls and procedures, and code of conduct and ethics;

- reviewing and discussing our risk management policies, including cybersecurity, information security and technology risks and food safety and other regulatory risks;

- establishing policies regarding hiring employees from the registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

- meeting independently with our registered public accounting firm and management;

- reviewing and approving or ratifying any related person transactions; and

- preparing the audit committee report required by SEC rules.

All audit services and all non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

QUALIFICATIONS

Our board of directors has determined that each member of our audit committee meets the requirements for financial literacy under the applicable rules and regulations of the SEC and the NYSE. Our board of directors has designated Ms. Huebner as an "audit committee financial expert," as defined under the applicable rules of the SEC.

CHARTER

Our audit committee operates under a written charter adopted by our board of directors, a current copy of which is available under the heading "Corporate Governance—Governance Documents" on the Investor Relations section of our website, which is located at investors.blueapron.com.

AUDIT COMMITTEE REPORT

The Report of the Audit Committee of the Board of Directors is on page 38 of this Proxy Statement.

People, Culture and Compensation Committee

✓ **ALL MEMBERS ARE INDEPENDENT**

MEMBERS

- Beverly K. Carmichael* Ⓒ
- Jennifer Carr-Smith
- Elizabeth Huebner
- Peter Faricy**

*appointed March 2022
**resigned October 2022

MEETINGS DURING FYE DECEMBER 31, 2022 8

KEY RESPONSIBILITIES

Our people, culture and compensation committee's responsibilities include:

- annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;

- determining the compensation of our chief executive officer;

- reviewing and approving, or making recommendations to our board of directors with respect to, the compensation of our other executive officers;

- overseeing an evaluation of our senior executives;

- overseeing and administering our cash and equity incentive plans;

- reviewing and making recommendations to our board of directors with respect to director compensation;

- reviewing and discussing annually with management our "Compensation Discussion and Analysis" disclosure to the extent such disclosure is required by SEC rules;

- preparing annual people, culture and compensation committee reports to the extent required by SEC rules;

- overseeing periodic review of succession planning for executive officers, including transitional leadership in the event of an unplanned vacancy; and

- reviewing and discussing with management the development, implementation and effectiveness of our policies and strategies regarding diversity and inclusion.

Typically, our people, culture and compensation committee meets quarterly and with greater frequency if necessary. The agenda for each meeting is usually developed by our people, culture and compensation committee, in consultation with our president and chief executive officer and our chief people officer.

Our people, culture and compensation committee meets regularly in executive session. Our president and chief executive officer may not participate in, or be present during, any deliberations or determinations of our people, culture, and compensation committee regarding her compensation or individual performance objectives.

Our people, culture and compensation committee has the authority to obtain, at our expense, advice and assistance from compensation consultants and internal and external legal, accounting or other advisors and other external resources that our people, culture and compensation committee considers necessary or appropriate in the performance of its duties. Our people, culture and compensation committee may select, or receive advice from, a compensation consultant, legal counsel or other adviser to the people, culture and compensation committee, other than in-house legal counsel and certain other types of advisers, only after assessing the independence of such person in accordance with SEC and NYSE requirements that bear upon the adviser's independence; however, there is no requirement that any adviser be independent.

CHARTER

Our people, culture and compensation committee operates under a written charter adopted by our board of directors, a current copy of which is available under the heading "Corporate Governance—Governance Documents" on the Investor Relations section of our website, which is located at investors.blueapron.com.

Nominating and Corporate Governance Committee

✓ **ALL MEMBERS ARE INDEPENDENT**

MEMBERS

- Brenda Freeman Ⓒ
- Beverly K. Carmichael*
- Jennifer Carr-Smith
- Peter Faricy**

*appointed March 2022
**resigned October 2022

MEETINGS DURING FYE DECEMBER 31, 2022 5

KEY RESPONSIBILITIES

Our nominating and corporate governance committee's responsibilities include:

- identifying individuals qualified to become members of our board of directors;

- recommending to our board of directors the persons to be nominated for election as directors and to each of the board of directors' committees;

- developing and recommending to the board of directors corporate governance principles; and

- overseeing an annual evaluation of the board of directors.

CHARTER

Our nominating and corporate governance committee operates under a written charter adopted by our board of directors, a current copy of which is available under the heading "Corporate Governance—Governance Documents" on the Investor Relations section of our website, which is located at investors.blueapron.com.

Compensation Consultants

Our people, culture and compensation committee may, in its sole discretion, retain or obtain the advice of one or more compensation consultants. Compensia, Inc., a national management consulting firm ("Compensia"), acted as our people, culture and compensation committee's independent compensation consultant during the first and second quarters of 2022. Starting in the third quarter of 2022, our people, culture and compensation committee engaged Pearl Meyer, LLC, a national management consulting firm ("Pearl Meyer"), to act as our people, culture and compensation committee's independent compensation consultant for the remainder of 2022. Each of Compensia, with respect to our 2022 executive compensation program and practices, and Pearl Meyer, with respect to our 2023 compensation program and practices, were engaged to provide our people, culture and compensation committee comparative data on executive compensation practices in our industry, to assist our people, culture and compensation committee in developing an appropriate list of peer companies, to advise our people, culture and compensation committee on our executive compensation program and to advise our people, culture and compensation committee on the design and mix of our long-term equity incentive program to ensure that our executive compensation program and practices are competitive so that we can attract, reward, motivate and retain our employees.

Although our people, culture and compensation committee considers the advice and recommendations of independent compensation consultants, other third-party benchmarks and management as to our executive compensation program, our people, culture and compensation committee ultimately makes its own decisions about these matters. We expect that our people, culture and compensation committee will continue to engage independent compensation consultants to provide additional guidance on our executive compensation programs and to conduct further competitive benchmarking against a peer group of publicly traded companies.

Our people, culture and compensation committee will review information regarding the independence and potential conflicts of interest of any compensation consultant it may engage, taking into account, among other things, the factors set forth in the NYSE listing rules. With respect to the services provided to us by Compensia and Pearl Meyer in 2022, our people, culture and compensation committee concluded that the engagement of Compensia and Pearl Meyer did not raise any conflict of interest. The total amount of fees paid to Compensia and Pearl Meyer in 2022 was approximately $97,194.05 and $31,160.00, respectively.

People, Culture and Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or people, culture and compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our board of directors or our people, culture and compensation committee. None of the members of our people, culture and compensation committee is an officer or employee of our company, nor have they ever been an officer or employee of our company.

Board Processes

OVERSIGHT OF RISK

Our Management

- Our management is responsible for risk management on a day-to-day basis.

Our Board of Directors

- Our board of directors oversees our risk management processes directly and through its committees. The role of our board of directors and its committees is to oversee the risk management activities of our management. They fulfill this duty by discussing with management the policies and practices utilized by management in accessing and managing risks and providing input on those policies and practices. Our board of directors receives and provides feedback on regular updates from management regarding our top risks, including updates from members of management responsible for overseeing impacted areas, governance processes associated with managing these risks, and the status of projects to strengthen our risk mitigation efforts. The board receives updates through presentations, memos and other written materials, teleconferences, and other appropriate means of communication, with numerous opportunities for discussion and feedback, and continuously evaluates its approach in addressing top risks as circumstances evolve. Our risk oversight processes and disclosure controls and procedures are designed to appropriately escalate key risks to the board, as well as to analyze potential risks for disclosure.

In general, our board of directors oversees risk management activities relating to:

- ◦ business strategy,
- ◦ capital allocation,
- ◦ organizational structure, and
- ◦ certain operational risk, including risks related to cybersecurity, food safety, sustainability, human capital management, and supply chain inflation.

- Each committee reports to the full board of directors on a regular basis, including reports with respect to each committee's risk oversight activities as appropriate. In addition, because risk issues often overlap, committees from time to time request that the full board of directors discuss particular risks.



The Audit Committee

- Our audit committee oversees risk management activities related to financial controls, legal and compliance, cybersecurity, food safety and other regulatory risks.

The People, Culture and Compensation Committee

- Our people, culture and compensation committee oversees risk management activities relating to our compensation policies and practices (including to assess whether such policies and practices could lead to unnecessary risk-taking behavior), and management succession planning.

The Nominating and Corporate Governance Committee

- Our nominating and corporate governance committee oversees risk management activities relating to the composition of our board of directors and corporate governance, including our governance structure.

DIRECTOR NOMINATION PROCESS

Our board of directors is responsible for selecting its own members. Our board of directors delegates the selection and nomination process to our nominating and corporate governance committee, with the expectation that other members of our board of directors, and of management, will be requested to take part in the process as appropriate.



The process followed by our nominating and corporate governance committee to identify and evaluate director candidates may include requests to members of our board of directors and others for recommendations, evaluation of the performance of our board of directors and its committees of any existing directors being considered for nomination, consideration of biographical information and background material relating to potential candidates and, particularly in the case of potential candidates who are not then serving on our board of directors, interviews of selected candidates by members of our nominating and corporate governance committee and our board of directors.

Generally, our nominating and corporate governance committee identifies candidates for director nominees in consultation with management, through:

- the use of search firms or other advisors,
- the recommendations submitted by stockholders,
- the recommendations submitted by members of our boards of directors, or
- such other methods as our nominating and corporate governance committee deems to be helpful to identify candidates.

In 2022, our nominating and corporate governance committee engaged Spencer Stuart, a search firm, to assist the nominating and corporate governance committee and management with the identification of candidates for director nominees to fill existing vacancies.

Once candidates have been identified, our nominating and corporate governance committee confirms that the candidates meet all of the minimum qualifications for director nominees established by our nominating and corporate governance committee.

Our nominating and corporate governance committee may gather information about the candidates through:

- interviews,
- written questionnaires,
- comprehensive background checks, or
- any other means that our nominating and corporate governance committee deems to be appropriate in the evaluation process.

Our nominating and corporate governance committee then discusses and evaluates the qualities and skills of each candidate, both on an individual basis and taking into account the overall composition and needs of our board of directors. Based on the results of the evaluation process, our nominating and corporate governance committee recommends candidates for our board of directors' approval as director nominees for election to our board of directors. In considering whether to recommend any particular candidate for inclusion in our board of directors' slate of recommended director nominees, our nominating and corporate governance committee applies the criteria set forth in our corporate governance guidelines described above under "Corporate Governance Guidelines." Consistent with these criteria, our nominating and corporate governance committee expects every nominee to have the following attributes or characteristics, among others:

- integrity,
- honesty,
- adherence to high ethical standards,
- business acumen,
- good judgment, and
- a commitment of service to the company, including a commitment to understand our business and industry.

Our nominating and corporate governance committee considers the value of diversity when selecting nominees, and believes that our board of directors, taken as a whole, should embody a diverse set of skills, experiences and abilities. The nominating and corporate governance committee does not make any particular weighting of diversity or any other characteristic in evaluating nominees and directors.

All of the director nominees are currently members of our board of directors. The biographies of such director nominees under the heading "Nominees for Election for a One-Year Term Ending at the 2024 Annual Meeting" in this Proxy Statement indicate the experience, qualifications, attributes and skills of each of the director nominees that led our nominating and corporate governance committee and our board of directors to conclude he or she should continue to serve as a director of our company. Our nominating and corporate governance committee and our board of directors believe that each of the nominees has the individual attributes and characteristics required of a director of our company, and that the nominees as a group possess the skill sets and specific experience desired of our board of directors as a whole.

Our board currently has six members. Stockholders may recommend individuals for consideration by our nominating and corporate governance committee and board of directors as potential director candidates by submitting their names, together with appropriate biographical information and background materials, and information with respect to the stockholder or group of stockholders making the recommendation, including the number of shares of capital stock owned by such stockholder or group of stockholders, to our Corporate Secretary at:



Blue Apron Holdings, Inc.
Attention: Corporate Secretary
28 Liberty Street
New York, NY 10005

The specific requirements for the information that is required to be provided for such recommendations to be considered are specified in our amended and restated by-laws and must be received by us no later than the date referenced below under the heading "Procedures for Submitting Stockholder Proposals." Assuming that appropriate biographical and background material has been provided on a timely basis, our nominating and corporate governance committee will evaluate stockholder-recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others.

Stockholders also have the right under our amended and restated by-laws to directly nominate director candidates, without any action or recommendation on the part of the nominating and corporate governance committee or our board of directors, by following the procedures set forth below under the heading "Procedures for Submitting Stockholder Proposals."

In evaluating proposed director candidates, our nominating and corporate governance committee may consider, in addition to the minimum qualifications and other criteria approved by our board of directors from time to time, all facts and circumstances that it deems appropriate or advisable, including, among other things:

- the skills of the proposed director candidate,

- his or her depth and breadth of professional experience or other background characteristics,

- his or her independence, and

- the needs of our board of directors.

Stockholder Communications

Stockholders or other interested parties may contact our board of directors or one or more of our directors with issues or questions about Blue Apron, by mailing correspondence to our Corporate Secretary:

 Blue Apron Holdings, Inc.
Attention: Corporate Secretary
28 Liberty Street
New York, NY 10005

Our legal team will review incoming communications directed to our board of directors and, if appropriate, will forward such communications to the appropriate member(s) of the board of directors or, if none is specified, to the chairperson of our board of directors. For example, we will generally not forward a communication that is primarily commercial in nature, is improper or irrelevant, or is a request for general information about Blue Apron.

Environmental, Social and Governance Initiatives

We are committed to our vision of Better Living Through Better Food™—it is an integral component of our business. We believe we play a role in promoting planetary and dietary wellness for everyone, not just a few. We join our voice to apply skills, capability and experience to help address some of society's toughest challenges.

To that end, we continue to develop our Environmental, Social and Governance ("ESG") initiative which embraces five key pillars, which were established in 2020.

The five key pillars of our corporate social responsibility strategy are:

- Responsible Sourcing

- Operational Food Waste Reduction

- Packaging Sustainability

- Social Impact

- Diversity, Equity and Inclusion ("DE&I")

In 2022, we continued to build on our ESG strategy and established our Better Living Roadmap, a report we plan to publish annually to hold ourselves accountable, which outlines our plans to sustain and preserve our ESG commitments. The Better Living Roadmap is focused on People, Product and Progress, which are each discussed below in more detail.

In 2022, we took further steps towards our goal of reducing greenhouse gas emissions to as close to zero as possible by 2050, or net zero, by joining the Science Based Targets initiative ("SBTi"), a global body enabling businesses to set ambitious emissions reductions targets in line with the latest climate science. Our commitment is to submit our proposal for our net zero pathway by December 2024.

Other highlights of our ESG work in 2022 included:

- Becoming carbon neutral through the purchase of carbon offsets.

- Having our board of directors consist of at least 50% directors identifying as members of groups historically underrepresented on corporate boards and 50% of directors identifying as female.

- Committing to the United Nations' Sustainable Development Goals ("SDGs") by joining the Chefs Manifesto, a chef-led project that brings together 800+ chefs from 80 countries to explore how they can help deliver a sustainable food system.

- Engaging Planet FWD, a leading carbon management platform for consumer companies, to assess and identify actionable steps to better understand our carbon footprint.

In 2023, we plan to continue to expand these efforts to attain our goal of sustainable profitability while also pursuing our goal of net zero.

People

One of the key parts of everything we do and why we do it centers around people—our employees, our value chain, and our community of customers.

Human Capital: Blue Apron strives to be a place where employees can bring their whole selves, work with intention and grow their careers. In 2020, we established the Aprons for All initiative, our internal program for DE&I and, in 2021, we raised our minimum wage to $18 per hour. In 2022, we created two councils: the Responsible Sourcing Council, which helps set guidelines and standards for product sourcing, business relationships, and marketing partnerships to align with Aprons For All; and the Diversity Council, which aims to foster an environment that ensures that people from all backgrounds have equal opportunities to succeed and grow at Blue Apron. Furthermore, in 2022 we rolled out new performance management tools and are upskilling our people managers on ways to hold meaningful conversations on performance. In 2023, we plan to continue to build on these strengths.

Value Chain: By responsibly sourcing, packaging and handling food, we aim to support the farmers, ranchers, producers and workers throughout our value chain. We source approximately 80% of what goes into our meal kits directly from producers and farms. As part of our model, we work closely with suppliers to keep them accountable to our ingredient standards. We also believe that it is important to support our suppliers, when appropriate. For example, in 2022 we sent letters in support of certain of our suppliers who were applying for grants to support their climate smart initiatives as part of the United States Department of Agriculture's first Partnerships for Climate-Smart Commodities, and two of our suppliers were successful in securing resources to support their efforts. In 2023, we plan to continue to evaluate our supply chain to include our suppliers on our path towards net zero.

Community: As part of executing our Better Living Roadmap, we look to include the people who support us: our customers and their communities. We plan to continue to build on our efforts with regional food banks under the Feeding America umbrella by donating surplus food and, from time to time, providing charitable support in the forms of sponsorship and cause marketing to hunger relief organizations. We also operate a Farmers Market in our fulfillment centers, which provides our employees with access to high-quality ingredients for meals at home at no cost to them.

Product

As we continue to develop our product offerings, we remain focused on including ingredients that meet our quality standards and are responsibly sourced, while seeking reductions in waste, emissions and packaging. We also recognize the role of food choice in both planetary and dietary health and plan to continue to advance offerings that align with both.

High Quality Standards: Certified under the Safe Quality Food ("SQF") Food Safety Code for Manufacturing since 2018, our two fulfillment centers in Richmond, California and Linden, New Jersey are audited annually. The SQF Food Safety Code is a rigorous, farm-to-fork food safety scheme benchmarked by the Global Food Safety Initiative. In 2022, both fulfillment centers achieved an "Excellent" score on our 2022 SQF Re-certification Audit. We expect that quality will continue to be part of our sustainable procurement strategy.

Responsible Sourcing:

- Sustainable Procurement

In 2022, we added environmental and social questions to our procurement onboarding to better understand the sustainability impact of our supply chain. These new questions ask suppliers to share their progress in areas of energy and climate, material efficiency, and natural resource usage. They are designed to collect additional information from suppliers and vendors on social and environmental responsibility programs in place and to their emissions data to the extent available.

- Animal Welfare

Blue Apron continues to prioritize the humane treatment of animals raised for consumption and providing our customers with quality ingredients that they can feel good about. We announced our animal welfare policy in 2018 under which we committed to making progress toward The Five Freedoms (a widely accepted animal welfare standard). We continue to be recognized for our efforts in animal welfare reports like the *Chicken Tracker* and *Egg Tracker* by Compassion in World Farming, and the *Count Your Chickens Report* by Mercy for Animals. As signatories to the Better Chicken Commitment, in 2022, we evaluated our supply chain and made certain adjustments to assist us in achieving our 2026 goals. The anticipated roadmap is available on the ESG section of our investor relations website. In 2023 we plan to move towards adopting the Five Domains, an animal welfare assessment that supports progress beyond the physical and functional factors that affect the welfare of an animal (as outlined in the Five Freedoms) to consider nutrition, environment, health, and behavior as governing inputs that result in a range of mental states from negative to positive.

- Sustainable Seafood

We seek to source fish and seafood rated either "Best Choice" or "Good Alternative" by the Monterey Bay Aquarium Seafood Watch at the time of its onboarding or that have recognized sustainability certifications (e.g. Marine Stewardship Council, Aquaculture Stewardship Council, or Best Aquaculture Practices). As we monitor the sustainability of seafood, we aim to source as sustainably as is reasonably possible. In some instances we will consider smaller fisheries who are involved in Fishery Improvement Projects.

Waste: We have been part of the U.S. Food Loss & Waste 2030 Champions since 2016. Our efforts in avoidance and diversion are tracked and, as reported in our Better Living Roadmap, waste represented an estimated one percent of our calculated Scope 3 emissions. In 2023, we plan to continue to implement our initiatives to reduce waste.

Emissions: We conducted our first Greenhouse Gas ("GHG") footprint analysis in 2021, which included Scope 1, Scope 2 and eight of what we believed were the most material categories for Scope 3. Our total emissions initially estimated for 2021 were based on the carbon footprint analysis performed by a related party as further described under "Related Person Transactions" of this Proxy Statement. As we continue to evolve how we pursue our sustainability goals and, in particular, as we develop our pathway to net zero in alignment with SBTi, we conducted two analyses with Planet FWD in 2022. The Planet FWD methodologies differed in process and scope from the initial carbon footprint analysis, offering more granular analysis. The shift to a new methodology resulted in a recalculation of our 2021 GHG footprint and setting a new benchmark for 2022. Through Planet FWD, we are able to enhance our understanding of our raw material sourcing which we believe is crucial to our reduction strategy.

Our estimated emissions for 2021, based on the Planet FWD work, were 214,124 metric tons of CO2e (mTCO2e) and for 2022, they were 208,913 mTCO2e (Scope 1: 1,087 mTCO2e, Scope 2: 7,516 mTCO2e, and Scope 3: 200,310 mTCO2e). In March 2022, we offset 100% of our estimated emissions (Scope 1, Scope 2 and Scope 3) for 2021 through the purchase of carbon credits from a related party, as the footprint was initially calculated in 2021. In 2022, we made a determination to focus on offsetting Scope 1 and Scope 2 emissions, based on the Planet FWD calculation, as we continue on our path towards net zero, and in March 2023 we offset our estimated Scope 1 and 2 emissions for 2022 through the retirement of 8,603 carbon credits purchased in 2022. For more information, see "Related Person Transactions" of this Proxy Statement.

Packaging: We have set a goal to achieve 100% recyclable, reusable or compostable packaging in our meal kits by 2025. In order to meet this goal, we prioritize circular economy principles, and specifically packaging recyclability, post-consumer recycled content, and consumer education. The packaging for our meal kits is approximately 87% recyclable (by weight). We partner with How2Recycle®, a standardized labeling system that clearly communicates recycling instructions to the public, and have added How2Recycle® labels to all of our internal packaging. The gel packs that are used to keep our meal kit boxes cold in transit are designed to be drain safe and fully recyclable.

We operate a packaging engineering lab that conducts regular tests on new materials and innovative solutions to identify opportunities to reduce environmental footprint and explore new materials towards meeting our 2025 goal.

To help us further our goal, in 2022 we began working with PlasticIQ, a data-driven digital tool to help U.S. companies end plastic waste. In addition to receiving Silver Leader recognition from PlasticIQ, we also gained valuable insights.

Planetary and Dietary Wellness: We believe that 100% of the ingredients that we source for our meal kit recipes have not been modified through in vitro rDNA techniques, according to our suppliers, and none of the ingredients that we source for our meal kit recipes contain high fructose corn syrup. In 2023, we aim to continue to innovate our offerings to appeal to customers who are looking for more plant based options.

Progress

We are committed to working towards value enhancement for all of our stakeholders and we plan to regularly provide updates on the topics set forth below:

Governance: Our board of directors is committed to continuing to evaluate our governance practices and make changes to continue to develop as a public company. We committed to maintaining gender and racial diversity on our board of directors. As of December 31, 2022, 83.3% of our board of directors identify as female and 50% identify as members of groups historically underrepresented on corporate boards.

Materiality Assessment: In the first quarter of 2022, we conducted a sustainability materiality assessment with a broad cross section of senior internal stakeholders to help identify and drive key impact initiatives within the company. The survey asked respondents to rank the importance of topics related to sustainability and social impact in the next two-to-three years, which helps to guide our sustainability focus. We plan to continue to conduct sustainability materiality assessments biennially and use the findings to continue to direct our focus and efforts.

Non-financial Sustainability Disclosures: We believe that transparency is integral to our work and our dedication to Better Living Through Better Food™· In October 2022, we published our inaugural ESG Report outlining key priorities and 2021 updates on our sustainability commitments along with our first Sustainability Accounting Standards Board report. We plan to continue to report on our sustainability commitments annually.

Proposal 2—
RATIFICATION OF THE APPOINTMENT OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have appointed Ernst & Young LLP as our independent registered public accounting firm to perform the audit of our consolidated financial statements for the fiscal year ending December 31, 2023, and we are asking you and other stockholders to ratify this appointment. Ernst & Young LLP has served as our independent registered public accounting firm since 2015.

Our audit committee annually reviews the independent registered public accounting firm's independence, including reviewing all relationships between the independent registered public accounting firm and us and any disclosed relationships or services that may impact the objectivity and independence of the independent registered public accounting firm, and the independent registered public accounting firm's performance. As a matter of good corporate governance, our board of directors determined to submit to stockholders for ratification the appointment of Ernst & Young LLP. A majority of the votes properly cast is required in order to ratify the appointment of Ernst & Young LLP. In the event that a majority of the votes properly cast do not ratify this appointment of Ernst & Young LLP, we will review our future appointment of Ernst & Young LLP.

Our audit committee's charter, which was adopted in connection with our initial public offering, or IPO, in June 2017, contains a formal policy concerning approval of audit, audit-related and non-audit services to be provided to the company by its independent registered public accounting firm. The policy requires that all services to be provided by our independent registered public accounting firm, including audit and audit-related services and permitted non-audit services, must be preapproved by our audit committee, provided that de minimis non-audit services may instead be approved in accordance with applicable SEC rules. Our board of directors or our audit committee approved all audit, audit-related and non-audit services provided by Ernst & Young LLP during fiscal years 2022 and 2021.

We expect that a representative of Ernst & Young LLP will attend the virtual Annual Meeting and the representative will have an opportunity to make a statement if he or she so chooses. The representative will also be available to respond to appropriate questions from stockholders.

Principal Accounting Fees and Services

The following table sets forth the aggregate professional fees billed or to be billed by Ernst & Young LLP for audit, audit-related, tax and other services rendered for 2022 and 2021 (in thousands).

Fee category	Year ended December 31,	
	2022 ($)	2021 ($)
Audit fees	1,940	1,395
Audit-related fees	201	239
All other fees	—	—
Total fees	2,141	1,634

AUDIT FEES. Represents fees for professional services provided in connection with the audit of our annual consolidated financial statements and the reviews of our quarterly consolidated financial statements.

AUDIT-RELATED FEES. Represents fees for services provided in connection with the preparations and submissions of Registration Statements on Form S-3 and other filings related to the issuance of shares of our Class A Common Stock.

ALL OTHER FEES. Represents fees for services other than the services reported in Audit Fees, Audit-Related Fees and Tax Fees.

Recommendation of Our Board of Directors

 **The board of directors recommends that you vote FOR the ratification and appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023.**

Report of the Audit Committee of Our Board of Directors

The information contained in this audit committee report shall not be deemed to be:

- "soliciting material,"
- "filed" with the SEC under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act,
- subject to Regulations 14A or 14C of the Exchange Act, or
- subject to the liabilities of Section 18 of the Exchange Act.

No portion of this audit committee report shall be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, through any general statement incorporating by reference in its entirety the proxy statement in which this report appears, except to the extent that Blue Apron specifically incorporates this report or a portion of it by reference.

Our audit committee's general role is to assist our board of directors in monitoring our financial reporting process and related matters. Its specific responsibilities are set forth in its charter.

Our audit committee has reviewed the company's consolidated financial statements for 2022 and met with management, as well as with representatives of Ernst & Young LLP, the company's independent registered public accounting firm, to discuss the consolidated financial statements. Our audit committee also discussed with the independent registered public accounting firm the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC.

In addition, our audit committee received the written disclosures and the letter from Ernst & Young LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with our audit committee concerning independence and discussed with members of Ernst & Young LLP its independence.

Based on the foregoing communications, its review of the financial statements, and other matters it deemed relevant, our audit committee recommended to our board of directors that the company's audited consolidated financial statements for 2022 be included in the company's Annual Report on Form 10-K for 2022.

RESPECTFULLY SUBMITTED BY THE MEMBERS OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS:

Elizabeth Huebner (Chair)
Jennifer Carr-Smith
Brenda Freeman
Amit Shah

Proposal 3—
ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION

We are providing our stockholders the opportunity to vote to approve, on an advisory, non-binding basis, the compensation of the executive officers named in the Summary Compensation Table under "Executive Compensation," who we refer to as our "named executive officers," as disclosed in this Proxy Statement in accordance with the SEC's rules. This proposal, which is commonly referred to as "say-on-pay," is required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which added Section 14A to the Exchange Act. Section 14A of the Exchange Act also requires that stockholders have the opportunity to cast an advisory vote with respect to whether future executive compensation advisory votes will be held every one, two or three years, which is the subject of Proposal 4.

Our executive compensation programs are designed to attract, motivate, and retain our executive officers, who are critical to our success. Under these programs, our named executive officers are rewarded for the achievement of our near-term and longer-term financial and strategic goals and for driving corporate financial performance and stability. The programs contain elements of cash and equity-based compensation and are designed to align the interests of our executives with those of our stockholders.

The "Executive Compensation" section of this Proxy Statement beginning on page 52, including "Executive Compensation Overview," describes in detail our executive compensation programs and the decisions made by the people, culture and compensation committee and our board of directors with respect to the year ended December 31, 2022. Our executive compensation program embodies a pay-for-performance philosophy that supports our business strategy and aligns the interests of our executives with our stockholders.

Our board of directors believes this link between compensation and the achievement of our near- and long-term business goals has helped drive our performance over time. At the same time, we believe our program does not encourage excessive risk-taking by management.

Our board of directors is asking stockholders to approve a non-binding advisory vote on the following resolution:

> RESOLVED, that the compensation paid to the company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the compensation discussion and analysis, the compensation tables and any related material disclosed in this Proxy Statement, is hereby approved.

As an advisory vote, this proposal is not binding. Neither the outcome of this advisory vote nor of the advisory vote included in Proposal 4 overrules any decision by the company or our board of directors (or any committee thereof), creates or implies any change to the fiduciary duties of the company or our board of directors (or any committee thereof), or creates or implies any additional fiduciary duties for the company or our board of directors (or any committee thereof). However, our people, culture and compensation committee and board of directors value the opinions expressed by our stockholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for named executive officers.

Recommendation of Our Board of Directors

 **The board of directors recommends that you vote FOR the approval of the compensation of our named executive officers.**

Proposal 4—
ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION

In Proposal 3, we are providing our stockholders the opportunity to vote to approve, on an advisory, non-binding basis, the compensation of our named executive officers. In this Proposal 4, we are asking our stockholders to cast a non-binding advisory vote regarding the frequency of future advisory votes to approve named executive officer compensation. Stockholders may vote for a frequency of every one, two, or three years, or may abstain.

Our board of directors believes that an annual executive compensation advisory vote will facilitate more direct stockholder input about named executive officer compensation and is consistent with our policy of reviewing our compensation program annually, as well as seeking frequent input from our stockholders on corporate governance and executive compensation matters. We believe an annual vote would be the best governance practice for our company at this time.

Our board of directors will take into consideration the outcome of this vote in making a determination about the frequency of future named executive officer compensation advisory votes. However, because this vote is advisory and non-binding, our board of directors may decide that it is in the best interests of our stockholders and the company to hold the advisory vote to approve executive compensation more or less frequently than the option selected by a plurality of our stockholders.

Recommendation of Our Board of Directors

 One Year   **The board of directors believes that holding the executive compensation advisory vote every one year is in the best interests of the company and its stockholders and recommends voting for a frequency of every ONE YEAR.**

Proposal 5—
TO APPROVE AN AMENDMENT TO OUR RESTATED CERTIFICATE OF INCORPORATION, AS AMENDED, TO EFFECT A REVERSE STOCK SPLIT

We are seeking stockholder approval for an amendment to our restated certificate of incorporation to effect a reverse stock split (the "Reverse Stock Split") of our issued and outstanding Class A common stock using a ratio of not less than 1-for-5 and not more than 1-for-20, with the split ratio and the implementation and timing of such Reverse Stock Split to be determined in the discretion of our board of directors. As further described below, if this proposal is approved, our board of directors may determine to effect the Reverse Stock Split at any time prior to the date of the company's 2024 annual meeting of stockholders. Our board of directors reserves the right to elect to abandon the Reverse Stock Split if it determines, in its sole discretion, that the Reverse Stock Split is no longer in the best interests of our company and our stockholders.

Approval of the Reverse Split Proposal would permit (but not require) our board of directors to amend our restated certificate of incorporation to effect the Reverse Stock Split using a split ratio of not less than 1-for-5 and not more than 1-for-20, with the exact split ratio to be set within this range as determined by our board of directors in its sole discretion, provided that the board of directors must determine to effect the Reverse Stock Split and such amendment must be filed with the Secretary of State of the State of Delaware no later than the date of the company's 2024 annual meeting of stockholders. If our board of directors determines to implement the Reverse Stock Split, the exact split ratio of the Reverse Stock Split will be determined by the board of directors prior to the effective time of the Reverse Stock Split and will be publicly announced prior to such effective time. We believe that enabling our board of directors to set the split ratio of the Reverse Stock Split within the specified range and within the specified time period will provide us with the flexibility to implement the Reverse Stock Split in a manner and at a time designed to maximize the anticipated benefits for our stockholders.

Criteria to be Used for Decision to Apply the Reverse Stock Split

If our stockholders approve the Reverse Split Proposal, our board of directors will be authorized to proceed with the Reverse Stock Split. The exact ratio of the Reverse Stock Split, within the 1-for-5 to 1-for-20 range, would be determined by our board of directors and publicly announced by us prior to the effective time of the Reverse Stock Split. In determining whether to proceed with the Reverse Stock Split and setting the appropriate split ratio for the Reverse Stock Split, if any, following the receipt of stockholder approval, our board of directors may consider, among other things, factors such as:

- the historical trading prices and trading volume of our Class A common stock;

- the number of shares of our Class A common stock outstanding prior to and after the Reverse Stock Split;

- the then-prevailing and expected trading price and trading volume of our Class A common stock and the anticipated impact of the Reverse Stock Split (including the reduction in the number of outstanding shares) on the trading market for our Class A common stock;

- the initial or continuing listing requirements of various stock exchanges, including the NYSE;

- the anticipated impact of a particular ratio on our ability to reduce administrative and transactional costs;

- business developments affecting us; and

- prevailing general market and economic conditions.

Background and Reasons for the Reverse Stock Split

Our board of directors is seeking authority to effect the Reverse Stock Split with the primary intent of increasing the per-share price of our Class A common stock to meet the price criteria for continued listing of our Class A common stock on the NYSE. Our Class A common stock is publicly traded and listed on the NYSE under the symbol "APRN." Our board of directors believes that, in addition to increasing the per-share price of our Class A common stock to meet the price criteria for continued listing on the NYSE, the Reverse Stock Split would also make our common stock more attractive to a broader range of institutional and other investors. Accordingly, for these and other reasons discussed below, we believe that effecting the Reverse Stock Split is in the company's and its stockholders' best interests.

At our 2019 annual meeting of stockholders, our stockholders approved an amendment to our restated certificate of incorporation to effect a reverse stock split of our then outstanding shares of Class A common stock and Class B common stock at a ratio of not less than 1-for-5 and not more than 1-for-15, with the exact ratio to be set within that range at the discretion of our board of directors before our 2020 annual meeting of stockholders. Following the 2019 annual meeting of stockholders, on June 13, 2019, our board of directors approved the implementation of that reverse stock split at a ratio of 1-for-15. On June 14, 2019, that reverse stock split became effective when we filed a certificate of amendment to our restated certificate of incorporation with the Secretary of State of the State of Delaware to effect the 1-for-15 reverse stock split of the then outstanding shares of our Class A common stock and Class B common stock.

On December 21, 2022, we received written notice from the NYSE notifying us that we no longer satisfied the continued listing compliance standard set forth Section 802.01C of the NYSE Listed Company Manual because the average closing price of our Class A common stock was less than $1.00 per share over a consecutive 30-day trading period (the "Share Price Rule"). In accordance with Section 802.01C of the NYSE Listed Company Manual, we have until the date six months following receipt of the notice, or June 21, 2023 (the "Compliance Date"), to regain compliance with the Share Price Rule, with the possibility of extension at the discretion of the NYSE (the "Share Price Cure Period"). In order to regain compliance with the Share Price Rule, on the last trading day in any calendar month during the Share Price Cure Period, our Class A common stock must have: (i) a closing price of at least $1.00 per share; and (ii) an average closing price of at least $1.00 per share over the 30 trading-day period ending on the last trading day of such month. If we do not regain compliance with the Share Price Rule by the Compliance Date, then our Class A common stock may be subject to delisting.

We also received written notification on December 21, 2022 from the NYSE notifying us that we no longer satisfied the continued listing compliance standard set forth in Section 802.01B of the NYSE Listed Company Manual because our average global market capitalization over a consecutive 30 trading-day period was less than $50.0 million and, at the same time, our last reported stockholders' equity was less than $50.0 million. In accordance with Section 802.02 of the NYSE Listed Company Manual, we submitted a plan for curing the market capitalization deficiency to the NYSE and the NYSE has accepted the plan. The proposed Reverse Stock Split is not intended to address the market capitalization standard.

In the event we are delisted from the NYSE, the only established trading market for our Class A common stock would be eliminated, and we would be forced to list our shares on the OTC Markets or another quotation medium, depending on our ability to meet the specific listing requirements of those quotation systems. As a result, an investor would likely find it more difficult to trade or obtain accurate price quotations for our shares. Delisting would likely also reduce the visibility, liquidity, and value of our Class A common stock, reduce institutional investor interest in our company, and may increase the volatility of our Class A common stock. Delisting could also cause a loss of confidence of potential industry partners, lenders, and employees, which could further harm our business and our future prospects. We believe that effecting the Reverse Stock Split will help us avoid delisting from the NYSE and any resulting consequences.

In addition, in determining to seek authorization for the Reverse Stock Split, our board of directors considered that the implementation of a reverse stock split is likely to increase the trading price of our Class A common stock as a result of the reduction in the number of shares outstanding. Our board of directors believes that the increased market price of our Class A common stock expected as a result of implementing the Reverse Stock Split may improve marketability and liquidity of our Class A common stock and may encourage interest and trading in our Class A common stock.

For example, some investors may prefer to invest in stocks that trade at a per-share price range more typical of companies listed on the NYSE, and, because of the trading volatility often associated with low-priced stocks, certain institutional investors may be prohibited in their investment charters from purchasing stocks that trade below certain minimum price levels. In addition, brokerage firms may be reluctant to recommend lower-priced stocks to their clients. Further, brokerage commissions paid by investors, as a percentage of a total transaction, tend to be higher for lower-priced stocks. As a result, certain investors may also be dissuaded from purchasing lower-priced stocks. Our board of directors believes that the higher share price that may result from the Reverse Stock Split could enable institutional investors and brokerage firms with such policies and practices to invest in our Class A common stock.

Although we expect that the Reverse Stock Split will increase the market price of our Class A common stock as result of having fewer outstanding shares, the Reverse Stock Split may not result in a permanent increase in the market price of our Class A common stock, which will continue to be dependent on many factors, including general economic, market and industry conditions and other factors detailed from time to time in the reports we file with the SEC.

Certain Risks Associated with the Reverse Stock Split

Reducing the number of outstanding shares of our Class A common stock through the Reverse Stock Split is intended, absent other factors, to increase the per-share trading price of our Class A common stock above $1.00 to meet the Share Price Rule. However, other factors, such as our financial results, market conditions and the market perception of our business, may adversely affect the trading price of our Class A common stock. As a result, there can be no assurance that the Reverse Stock Split, if completed, will result in the intended benefits described above, that the trading price of our Class A common stock will increase following the Reverse Stock Split, that the trading price of our Class A common stock will not decrease in the future or that we will remain in or be able to resume compliance with the NYSE listing requirements. Additionally, we cannot assure you that the trading price per share of our Class A common stock after the Reverse Stock Split will increase in proportion to the reduction in the number of shares of our Class A common stock outstanding before the Reverse Stock Split. Additionally, there can be no guarantee that the closing price of our Class A common stock will remain at or above $1.00 for 30 consecutive trading days, whether following the Reverse Stock Split or otherwise, which is required to cure our NYSE listing standard deficiency with the Share Price Rule. Accordingly, the total market capitalization of our Class A common stock after the Reverse Stock Split may be lower than the total market capitalization before the Reverse Stock Split, including for reasons unrelated to the Reverse Stock Split.

The proposed Reverse Stock Split may decrease the liquidity of our Class A common stock and result in higher transaction costs. The liquidity of our Class A common stock may be negatively impacted by the Reverse Stock Split, given the reduced number of shares that would be outstanding after the Reverse Stock Split, particularly if the per-share trading price does not increase as a result of the Reverse Stock Split. For instance, if the Reverse Stock Split is implemented, it may result in some stockholders owning "odd lots" (less than 100 shares) of Class A common stock. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots may be higher than the costs of transactions in "round lots" of even multiples of 100 shares. If we effect the Reverse Stock Split, the resulting per-share stock price may nevertheless fail to attract institutional investors and may not satisfy the investing guidelines of such investors and, consequently, the trading liquidity of our common stock may not improve. Accordingly, the Reverse Stock Split may not achieve the desired results of increasing marketability of our Class A common stock as described above.

You should also keep in mind that the implementation of the Reverse Stock Split does not have an effect on the actual or intrinsic value of our business or a stockholder's proportional ownership in our company (subject to the treatment of fractional shares). However, should the overall value of our Class A common stock decline after the proposed Reverse Stock Split, then the actual or intrinsic value of the shares of our Class A common stock held by you will also proportionately decrease as a result of the overall decline in value.

Reservation of Right to Abandon the Amendment to our Restated Certificate of Incorporation and the Reverse Stock Split

Our board of directors reserves the right to abandon the amendment to our restated certificate of incorporation described in this Reverse Split Proposal without further action by our stockholders, even if stockholders approve such amendment at the Annual Meeting, if at any time prior to the filing or effectiveness of a certificate of amendment to our restated certificate of incorporate to effect the Reverse Stock Split, our board of directors determines, in its sole discretion, that the Reverse Stock Split is no longer in the best interest of our company and our stockholders. If we do not file a certificate of amendment effecting the Reverse Stock Split with the Secretary of State of the State of Delaware on or before the date of the company's 2024 annual meeting of stockholders, our board of directors will be deemed to have abandoned the Reverse Stock Split.

By voting in favor of the amendment to our restated certificate of incorporation, stockholders are also expressly authorizing the board of directors to determine not to proceed with, and abandon, a reverse stock split if it should so decide.

Procedure for Implementing the Reverse Stock Split

If stockholders approve the Reverse Split Proposal and if our board of directors elects to implement the Reverse Stock Split (with the ratio to be determined in the discretion of the board within the parameters described), the Reverse Stock Split will become effective upon the filing with the Secretary of State of the State of Delaware of a certificate of amendment to our restated certificate of incorporation, in the form attached as Appendix A (the "Certificate of Amendment"). The Certificate of Amendment will not change the number of authorized shares of Class A common stock, Class B common stock, Class C capital stock or preferred stock, or the par value of the Class A common stock, Class B common stock, Class C capital stock or preferred stock. We currently have no outstanding shares of Class B common stock, Class C capital stock or preferred stock. The exact timing of the filing of the Certificate of Amendment and the effectiveness of the Reverse Stock Split will be determined by our board of directors, in its sole discretion, provided that in no event shall the filing of the Certificate of Amendment effecting the Reverse Stock Split occur after the date of the company's 2024 annual meeting of stockholders.

Effect of the Reverse Stock Split on Holders of Outstanding Class A Common Stock

If our stockholders approve the Reverse Split Proposal and our board of directors elects to implement the Reverse Stock Split, depending on the split ratio for the Reverse Stock Split determined by our board of directors, a minimum of every 5 and a maximum of every 20 shares of issued and outstanding Class A common stock will be combined into one new share of Class A common stock.

The actual number of shares issued and outstanding after giving effect to the Reverse Stock Split, if implemented, will depend on the split ratio for the Reverse Stock Split that is ultimately determined by our board of directors. The Reverse Stock Split will affect all holders of our Class A common stock uniformly and will not affect any stockholder's percentage ownership interest in our company, except that, as described below under "—Fractional Shares," record holders of Class A common stock otherwise entitled to a fractional share as a result of the Reverse Stock Split will receive cash in lieu of such fractional share. In addition, the Reverse Stock Split will not affect any stockholder's proportionate voting power (subject to the treatment of fractional shares).

After the effective time of the Reverse Stock Split, our Class A common stock will have a new Committee on Uniform Securities Identification Procedures ("CUSIP") number, which is a number used to identify our equity securities, and stock certificates with the older CUSIP number will need to be exchanged for stock certificates with the new CUSIP number by following the procedures described below. The Reverse Stock Split is not intended as, and would not have the effect of, a "going private transaction" covered by Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). After the Reverse Stock Split, we will continue to be subject to the periodic reporting and other requirements of the Exchange Act.

Assuming split ratios of 1-for-5, 1-for-12.5 and 1-for-20, which reflect the low end, middle and high end of the range that our stockholders are being asked to approve, the following table sets forth (i) the number of shares of our Class A common stock that would be issued and outstanding, (ii) the number of shares of our Class A common stock that would be reserved for issuance pursuant to outstanding options, warrants, restricted stock units and performance stock units, and (iii) the weighted-average exercise price of outstanding options and warrants, each giving effect to the Reverse Stock Split and based on 70,468,683 shares of Class A common stock outstanding as of April 10, 2023.

	Before Reverse Stock Split	Split Ratio of 1-for-5	Split Ratio of 1-for-12.5	Split Ratio of 1-for-20
Number of Shares of Class A Common Stock Issued and Outstanding	70,468,683	14,093,737	5,637,495	3,523,435
Number of Shares of Class A Common Stock Reserved for Issuance Pursuant to Outstanding Options, Warrants, Restricted Stock Units and Performance Stock Units	15,061,012	3,012,203	1,204,881	753,051

If our board of directors does not implement the Reverse Stock Split prior to our 2024 annual meeting of stockholders, the authority granted in this proposal to implement the Reverse Stock Split would terminate.

Our directors and executive officers have no substantial interests, directly or indirectly, in the matters set forth in the Reverse Split Proposal, except to the extent of their ownership in shares of our Class A common stock and securities exercisable for our Class A common stock, which shares and securities would be subject to the same proportionate adjustment in accordance with the terms of the Reverse Stock Split as all other outstanding shares of our Class A common stock and securities exercisable for our Class A common stock.

Authorized Shares of Class A Common Stock

Currently, we are authorized to issue up to a total of 2,185,000,000 shares of capital stock, consisting of 1,500,000,000 shares of Class A common stock, 175,000,000 shares of Class B common stock, 500,000,000 shares of Class C capital stock and 10,000,000 shares of preferred stock. Except for the shares issuable upon the exercise or vesting of outstanding options, restricted stock units and performance stock units, shares reserved for issuance under our at-the-market offering or the remaining shares issuable to RJB Partners pursuant to the RJB Purchase Agreement, we do not currently have any plans, proposals or arrangement to issue any of our authorized but unissued shares of Class A common stock. Authorized shares represent the number of shares of Class A common stock that we are permitted to issue under our restated certificate of incorporation, as amended. If our board of directors elects to implement the Reverse Stock Split, the Reverse Stock Split will not change the number of authorized shares of our Class A common stock under our restated certificate of incorporation. If the Reverse Stock Split is implemented, (i) the number of shares of issued and outstanding Class A common stock will decrease as a result of the Reverse Stock Split by the ratio selected by our board of directors within the 1-for-5 to 1-for-20 range described above, and (ii) the number of shares of Class A common stock available for issuance will increase.

The Reverse Stock Split could, under certain circumstances, have an anti-takeover effect, although this is not the intent of the board of directors. For example, it may be possible for the board of directors to delay or impede a takeover or transfer of control of our company by causing the additional shares of our Class A common stock that will be available for issuance as a result of the Reverse Stock Split to be issued to holders who might side with the board of directors in opposing a takeover bid that the board of directors determines is not in the best interests of our company or our stockholders. The Reverse Stock Split, therefore, may have the effect of discouraging unsolicited takeover attempts. By potentially discouraging initiation of any such unsolicited takeover attempts, the Reverse Stock Split may limit the opportunity for our stockholders to dispose of their shares at the higher price generally available in takeover attempts or that may be available under a merger proposal. The Reverse Stock Split may have the effect of permitting our current management, including the current board of directors, to retain its position, and place it in a better position to resist changes that stockholders may wish to make if they are dissatisfied with the conduct of our company's business. However, the board of directors is not aware of any attempt to take control of our company and the board of directors has not approved the Reverse Stock Split with the intent that it be utilized as a type of anti-takeover device.

Beneficial Holders of Class A Common Stock (i.e., stockholders who hold in street name)

If our board of directors elects to implement the Reverse Stock Split, then, for purposes of implementing the Reverse Stock Split, we intend to treat shares held by stockholders through a bank or broker, trustee or nominee in the same manner as registered stockholders whose shares are registered in their names. Banks or brokers, trustees or nominees will be instructed to effect the Reverse Stock Split for their beneficial holders holding our Class A common stock in street name. However, these banks or brokers, trustees or nominees may have different procedures than registered stockholders for processing the Reverse Stock Split. Stockholders who hold shares of our Class A common stock with a bank or broker, trustee or nominee and who have any questions in this regard are encouraged to contact their banks or brokers, trustees or nominees.

Registered "Book-Entry" Holders of Class A Common Stock (i.e., stockholders that are registered on our transfer agent's books and records but do not hold stock certificates)

Certain of our registered holders of Class A common stock may hold some or all of their shares electronically in book-entry form with our transfer agent. These stockholders do not have physical stock certificates evidencing their ownership of Class A common stock. They are, however, provided with a periodic statement reflecting the number of shares of Class A common stock registered in their accounts.

Stockholders who hold shares of Class A common stock electronically in book-entry form with our transfer agent will not need to take further action to receive whole shares of post-Reverse Stock Split Class A common stock or payment in lieu of fractional shares if applicable. If a stockholder is entitled to post-Reverse Stock Split shares, a transaction statement will automatically be sent to the stockholder's address of record indicating the number of shares of our Class A common stock held following the Reverse Stock Split.

Exchange of Stock Certificates

If the Reverse Stock Split is effected, stockholders holding certificated shares (i.e., shares represented by one or more physical stock certificates) will be requested to exchange their old stock certificate(s) ("Old Certificate(s)") for shares held in book-entry form at the transfer agent in their direct registration system representing the appropriate number of whole shares of our Class A common stock, resulting from the Reverse Stock Split. Stockholders of record upon the effective time of the Reverse Stock Split will be furnished the necessary materials and instructions for the surrender and exchange of their Old Certificate(s) at the appropriate time by our transfer agent, Computershare. Stockholders will not have to pay any transfer fee or other fee in connection with such exchange. As soon as practicable after the effective time of the Reverse Stock Split, our transfer agent will send a transmittal letter to each stockholder advising such holder of the procedure for surrendering Old Certificate(s) in exchange for new shares held in book-entry form. Your Old Certificate(s) representing pre-split shares cannot be used for either transfers or deliveries. Accordingly, you must exchange your Old Certificate(s) in order to effect transfers or deliveries of your shares.

YOU SHOULD NOT SEND YOUR OLD CERTIFICATES NOW. YOU SHOULD SEND THEM ONLY IF WE EFFECT A REVERSE STOCK SPLIT AND YOU RECEIVE A LETTER OF TRANSMITTAL FROM OUR TRANSFER AGENT.

As soon as practicable after the surrender to our transfer agent of any Old Certificate(s), together with a properly completed and duly executed transmittal letter and any other documents our transfer agent may specify, our transfer agent will have its records adjusted to reflect that the shares represented by such Old Certificate(s) are held in book-entry form in the name of such person.

Until surrendered as contemplated herein, a stockholder's Old Certificate(s) shall be deemed at and after the effective time of the Reverse Stock Split to represent the number of whole shares of our Class A common stock, as applicable, resulting from the Reverse Stock Split.

Any stockholder whose Old Certificate(s) have been lost, destroyed or stolen will be entitled to new shares in book-entry form only after complying with the requirements that we and our transfer agent customarily apply in connection with lost, stolen or destroyed certificates.

No service charges, brokerage commissions or transfer taxes shall be payable by any holder of any Old Certificate, except that if any book-entry shares are to be issued in a name other than that in which the Old Certificate(s) are registered, it will be a condition of such issuance that (1) the person requesting such issuance must pay to us any applicable transfer taxes or establish to our satisfaction that such taxes have been paid or are not payable, (2) the transfer complies with all applicable federal and state securities laws, and (3) the surrendered certificate is properly endorsed and otherwise in proper form for transfer.

Any stockholder who wants to continue holding certificated shares may request new certificate(s) from our transfer agent.

Fractional Shares

If our board of directors elects to implement the Reverse Stock Split, fractional shares will not be issued. Stockholders of record and stockholders who hold their shares through a bank or broker, trustee or nominee who would otherwise hold fractional shares of our Class A common stock as a result of the Reverse Stock Split will be entitled to receive a cash payment (without interest and subject to applicable withholding taxes) in lieu of such fractional shares. Each such stockholder will be entitled to receive an amount in cash equal to the fraction of one share to which such stockholder would otherwise be entitled multiplied by the closing price per share of the Class A Common Stock on the NYSE at the close of business on the trading day preceding the date of the effective time of the Reverse Stock Split multiplied by the reverse stock split ratio.

Stockholders should be aware that, under the escheat laws of the various jurisdictions where stockholders reside, where we are domiciled and where the funds will be deposited, sums due for fractional interests resulting from the Reverse Stock Split or fractional interests in new shares of Class A common stock that are not timely claimed after the effective time of the Reverse Stock Split in accordance with applicable law may be required to be paid to the designated agent for each such jurisdiction. Thereafter, stockholders otherwise entitled to receive such funds may have to seek to obtain them directly from the state to which they were paid.

Effect of the Reverse Stock Split on Employee Plans, Options, Restricted Stock Units and Performance Stock Units

Pursuant to our 2012 Equity Incentive Plan and our 2017 Equity Incentive Plan, in connection with any Reverse Stock Split, our board of directors will reduce the number of shares of Class A common stock reserved for issuance under such plans in proportion to the ratio of the Reverse Stock Split. In addition, pursuant to the various instruments governing our then outstanding stock options, restricted stock units and performance stock units, in connection with any Reverse Stock Split, our board of directors will reduce the number of shares of Class A common stock issuable upon the exercise or vesting of such stock options, restricted stock units and performance stock units in proportion to the split ratio of the Reverse Stock Split and proportionately increase the exercise price of our outstanding stock options. In connection with such proportionate adjustments, the number of shares of Class A common stock issuable upon exercise or vesting of outstanding stock options, restricted stock units and performance stock units will be rounded down to the nearest whole share, the exercise prices of stock options will be rounded up to the nearest cent and no cash payment will be made in respect of such rounding.

No Appraisal Rights

Stockholders do not have a right to dissent and obtain appraisal of, or payment for, such stockholders' capital stock under the Delaware General Corporation Law, our restated certificate of incorporation, or our bylaws in connection with the Reverse Stock Split.

Accounting Matters

The amendment to our restated certificate of incorporation would not affect the per-share par value of our Class A common stock, which would remain $0.0001 par value per share, while the number of outstanding shares of Class A common stock would decrease in accordance with the split ratio. As a result, as of the effective time of the Reverse Stock Split, the stated capital attributable to Class A common stock on our balance sheet would decrease and the additional paid-in capital account on our balance sheet would increase by an offsetting amount due to the Reverse Stock Split. Following the Reverse Stock Split, reported per-share net income or loss will be higher because there will be fewer shares of Class A common stock outstanding, and we would adjust historical per-share amounts set forth in our future financial statements.

Material U.S. Federal Income Tax Consequences of the Reverse Stock Split

The following discussion is a summary of the material U.S. federal income tax consequences of the proposed Reverse Stock Split to U.S. Holders (as defined below). This discussion is based on the Internal Revenue Code of 1986, as amended, (the "Code"), U.S. Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the "IRS"), in each case in effect as of the date of this Proxy Statement. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the proposed Reverse Stock Split.

For purposes of this discussion, a "U.S. Holder" is a beneficial owner of our Class A common stock that, for U.S. federal income tax purposes, is:

- an individual who is a citizen or resident of the United States;
- a corporation (or any other entity or arrangement treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;
- an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
- a trust if (1) its administration is subject to the primary supervision of a court within the United States and all of its substantial decisions are subject to the control of one or more "United States persons" (within the meaning of Section 7701(a)(30) of the Code), or (2) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

This discussion is limited to U.S. Holders who hold our Class A common stock as a "capital asset" within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to the particular circumstances of a U.S. Holder, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to U.S. Holders that are subject to special rules, including, without limitation:

- Financial institutions;
- Insurance companies;
- Real estate investment trusts;
- Regulated investment companies;
- Grantor trusts;
- U.S. expatriates and former citizens or long-term residents of the United States;
- Persons subject to special tax accounting rules as a result of any item of gross income with respect to our Class A common stock being taken into account in an "applicable financial statement" (as defined in the Code);
- Persons who hold or received our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;
- Tax-exempt organizations;
- Dealers or traders in securities or currencies;
- U.S. Holders who hold Class A common stock as part of a position in a straddle or as part of a hedging, conversion or integrated transaction for U.S. federal income tax purposes; or
- U.S. Holders who have a functional currency other than the U.S. dollar.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is the beneficial owner of our Class A common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Accordingly, partnerships (and other entities treated as partnerships for U.S. federal income tax purposes) holding our Class A common stock and the partners in such entities should consult their own tax advisors regarding the U.S. federal income tax consequences of the proposed Reverse Stock Split to them.

In addition, the following discussion does not address the U.S. federal estate and gift tax, alternative minimum tax, or state, local and non-U.S. tax consequences of the proposed Reverse Stock Split. Furthermore, the following discussion does not address any tax consequences of transactions effectuated before, after or at the same time as the proposed Reverse Stock Split, whether or not they are in connection with the proposed Reverse Stock Split.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND DOES NOT CONSTITUTE TAX ADVICE. STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PROPOSED REVERSE STOCK SPLIT ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

The proposed Reverse Stock Split is intended to be treated as a "recapitalization" for U.S. federal income tax purposes pursuant to Section 368(a)(1)(E) of the Code. As a result, a U.S. Holder generally should not recognize gain or loss upon the proposed Reverse Stock Split for U.S. federal income tax purposes, except with respect to cash received in lieu of a fractional share of our Class A common stock, as discussed below. A U.S. Holder's aggregate adjusted tax basis in the shares of our Class A common stock received pursuant to the proposed Reverse Stock Split should equal the aggregate adjusted tax basis of the shares of our Class A common stock surrendered (reduced by the amount of such basis that is allocated to any fractional share of our Class A common stock). The U.S. Holder's holding period in the shares of our Class A common stock received should include the holding period in the shares of our Class A common stock surrendered. U.S. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of shares of common stock surrendered in a recapitalization to shares received in the recapitalization. U.S. Holders who acquired shares of our Class A common stock on different dates or at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

A U.S. Holder that, pursuant to the proposed Reverse Stock Split, receives cash in lieu of a fractional share of our Class A common stock should recognize capital gain or loss in an amount equal to the difference, if any, between the amount of cash received and the portion of the U.S. Holder's aggregate adjusted tax basis in the shares of our Class A common stock surrendered that is allocated to such fractional share. Such capital gain or loss will be short term if the pre-Reverse Stock Split shares were held for one year or less at the effective time of the Reverse Stock Split and long term if held for more than one year.

Payments of cash made in lieu of a fractional share of our Class A common stock may, under certain circumstances, be subject to information reporting and backup withholding. To avoid backup withholding, each holder of our Class A common stock that does not otherwise establish an exemption should furnish its taxpayer identification number and comply with the applicable certification procedures.

Backup withholding is not an additional tax and amounts withheld will be allowed as a credit against the holder's U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the IRS. U.S. Holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Recommendation of Our Board of Directors

 **The board of directors recommends that you vote FOR the approval of the amendment to our restated certificate of incorporation, as amended, to approve the Reverse Stock Split**

Security Ownership of Certain Beneficial Owners and Management
AND RELATED STOCKHOLDER MATTERS

The following table sets forth certain information known to us regarding the beneficial ownership of our capital stock as of March 31, 2023, for:

- each person, or group of affiliated persons, known by us to beneficially own more than 5% of our Class A common stock;

- each of our named executive officers;

- each of our directors; and

- all of our executive officers and directors as a group.

Applicable percentage ownership is based on 69,735,289 shares of Class A common stock outstanding at March 31, 2023. The number of shares beneficially owned by each stockholder is determined under rules of the SEC and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power.

In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of Class A common stock subject to options, warrants or other rights held by such person that are currently exercisable or will become exercisable within 60 days after March 31, 2023 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. At March 31, 2023, there were no outstanding shares of Class B common stock or Class C capital stock.

Unless otherwise indicated, the address of all listed stockholders is c/o Blue Apron Holdings, Inc., 28 Liberty Street, New York, NY 10005. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

	Shares Beneficially Owned		% of Total Voting Power
	Class A		
Name	Number	%	
5% STOCKHOLDERS			
Joseph N. Sanberg[1][11]	27,562,492	31.0%	31.0%[2]
RJB Partners LLC[3][11]	25,717,585	29.0%	29.0%[2]
UBS O'Connor[4]	6,265,813	9.0%	9.0%
DPH Holdings Ltd.[5]	3,538,054	5.1%	5.1%
NAMED EXECUTIVE OFFICERS AND DIRECTORS			
Linda Findley[6][11]	278,413	*	*
Meredith L. Deutsch[7][11]	46,341	*	*
Irina Krechmer[8][11]	65,009	*	*
Beverly Carmichael	2,674	*	*
Jennifer Carr-Smith	18,574	*	*
Brenda Freeman	18,574	*	*
Elizabeth Huebner[9][11]	57,453	*	*
Amit Shah	2,945	*	*
ALL EXECUTIVE OFFICERS AND DIRECTORS AS A GROUP (12 PERSONS)[10][11]	535,953	*	*

* Less than 1%

(1) Consists of: (i) 1,250 shares of Class A common stock beneficially owned by Aspiration Growth Opportunities II GP, LLC (of which Mr. Sanberg is managing member); (ii) 6,622,956 shares of Class A common stock held by RJB Partners LLC (of which Mr. Sanberg is managing member) ("RJB Partners"); (iii) 1,666,666 of Class A common stock held by Long Live Bruce, LLC (of which Mr. Sanberg is the managing member; (iv) 176,991 shares of Class A common stock held by Remember Bruce, LLC (of which Mr. Sanberg is the managing member); (v) 9,823,009 of Class A common stock issuable upon the Second RJB Closing, which has not yet closed, (as defined under "Related Party Transactions" of this Proxy Statement); and (vi) 9,271,620 shares of Class A common stock issuable upon the exercise of warrants held by RJB Partners. Does not reflect impact of the exercise caps in the warrants purchased pursuant to the Purchase Agreement dated September 15, 2021, that we entered into with RJB Partners and Matthew B. Salzberg (the "September 2021 Purchase Agreement") and the February 2022 Purchase Agreement (as defined under "Related Party Transactions" of this Proxy Statement), which prohibit RJB Partners from exercising warrants for such number of shares of Class A common stock to the extent that if the warrants were exercisable, such exercise would result in RJB Partners and/or its affiliates owning more than 33% of the aggregate outstanding voting power of the company's equity interests. Share amounts include the shares of Class A common stock referred to in Footnote 4 below.

(2) Pursuant to the September 2021 Purchase Agreement and the February 2022 Purchase Agreement, as further described under "Related Person Transactions" of this Proxy Statement, RJB Partners (of which Mr. Sanberg is managing member) and its affiliates under common control are required to vote all shares in excess of 19.9% of the company's outstanding voting securities in proportion with the company's other stockholders.

(3) Consists of: (i) 6,622,956 shares of Class A common stock beneficially owned by RJB Partners; (ii) 9,823,009 of Class A common stock issuable upon the Second RJB Closing; and (iii) 9,271,620 shares of Class A common stock issuable upon the exercise of warrants held by RJB Partners. Does not reflect impact of the exercise caps in the warrants purchased pursuant to the September 2021 Purchase Agreement and February 2021 Purchase Agreement, which prohibit RJB Partners from exercising warrants for such number of shares of Class A common stock to the extent that if the warrants were exercisable, such exercise would result in RJB Partners and/or its affiliates owning more than 33% of the aggregate outstanding voting power of the company's equity interests. Share amounts include the shares of Class A common stock referred to in Footnote 4 below.

(4) As reported on a 13D filed on November 15, 2021 by RJB Partners and Mr. Sanberg, RJB Partners reported ownership of 6,362,783 shares of our Class A common stock, and further that "the purchase price" for such shares "was funded with a portion of the proceeds of a loan from O'Connor and Associates, a subsidiary of UBS Group AG ("UBS O'Connor"), which is secured by, among other things, a customary pledge of all of the shares of Class A Common Stock held by RJB Partners and Mr. Sanberg." As reported on a Schedule 13G filed with the SEC on February 13, 2023, UBS O'Connor, LLC reported that it has sole voting and dispositive power with respect to 6,265,813 shares of our outstanding Class A common stock. These 6,362,783 shares are also included in Footnotes 1 and 3 above.

(5) The information shown is based upon disclosures filed on a Schedule 13G/A with the SEC on February 10, 2023 based on holdings as of December 31, 2022 by DPH Holdings Ltd. The address of DPH Holdings Ltd. is: SUITE 3E-1, LANDMARK SQUARE 64 EARTH CLOSE, GRAND CAYMAN E9 KY1-9006.

(6) Consists of (i) 234,644 shares of Class A common stock held by Ms. Findley; (ii) 17,329 shares of Class A common stock issuable to Ms. Findley pursuant to restricted stock units vesting within 60 days of March 31, 2023; and (iii) 26,440 shares of Class A common stock issuable upon the exercise of warrants held by Ms. Findley.

(7) Consists of (i) 39,496 shares of Class A common stock held by Ms. Deutsch; and (ii) 6,845 shares of Class A common stock issuable to Ms. Deutsch pursuant to restricted stock units vesting within 60 days of March 31, 2023.

(8) Consists of (i) 56,516 shares of Class A common stock held by Ms. Krechmer; and (ii) 8,493 shares of Class A common stock issuable to Ms. Krechmer pursuant to restricted stock units vesting within 60 days of March 31, 2023.

(9) Consists of (i) 49,388 shares of Class A common stock held by Ms. Huebner; and (ii) 8,065 shares of Class A common stock issuable upon the exercise of warrants held by Ms. Huebner.

(10) Consists of (i) 466,104 shares of Class A common stock; (ii) 35,344, shares of Class A common stock issuable pursuant to restricted stock units vesting within 60 days of March 31, 2023; and (iii) 34,505 shares of Class A common stock issuable upon the exercise of warrants.

(11) In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of Class A common stock subject to options, warrants or other rights held by such person that are currently exercisable or will become exercisable within 60 days after March 31, 2023 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person.

Executive
COMPENSATION

Executive Compensation Overview

This section describes the material elements of compensation awarded to, earned by or paid to our chief executive officer and our two most highly compensated executive officers (other than our chief executive officer). We refer to this group of executive officers as our "named executive officers."

For 2022, our named executive officers were:



Linda Findley
President and chief executive officer



Irina Krechmer
Chief technology officer



Meredith L. Deutsch
General counsel and corporate secretary

This section also provides qualitative information regarding the manner and context in which compensation is awarded to and earned by our executive officers and is intended to place in perspective the data presented in the tables and narrative discussions that follow.

Summary Compensation Table

The following table presents information regarding the total compensation awarded to, earned by, or paid to each of our named executive officers during the years indicated.

Name and principal position	Year	Salary ($)	Bonus ($)	Stock awards[1]	All other compensation ($)	Total ($)
Linda Findley President and chief executive Officer	2022	500,000	—	1,265,394	—	1,765,394
	2021	460,274	250,000	647,000	—	1,357,274
Meredith L. Deutsch General counsel and corporate secretary	2022	456,277 [2]	—	335,335	—	791,612
	2021	445,000	166,598	342,910	—	954,508
Irina Krechmer Chief technology officer	2022 [3]	398,526 [4]	—	284,718	—	683,244

(1)   The amounts reported in this column represent the aggregate grant date fair value of the performance-based restricted stock units ("PSUs") and restricted stock units ("RSUs") granted to the named executive officers during the applicable year, as computed in accordance with FASB Accounting Standards Codification Topic 718, Compensation—Stock Compensation. PSUs are subject to vesting conditions that are tied to the achievement of the relative total shareholder return comparative to the Russell 2000 and time-based requirements. RSUs are subject to the vesting conditions that are tied to time-based requirements. The assumptions used in calculating the grant date fair value of the PSUs and RSUs reported in this column are set forth in Note 12 "Share-based Compensation" of our Annual Report on Form 10-K for the year ended December 31, 2022.

(2)   Ms. Deutsch's annual base salary increased from $445,000 to $459,000 effective as of March 13, 2022.

(3)   Because Ms. Krechmer was not an NEO prior to 2022, compensation information is not provided for 2021.

(4)   Ms. Krechmer's annual base salary increased from $380,000 to $403,000 effective as of March 13, 2022.

Narrative to Summary Compensation Table

We review compensation annually for all employees, including our executives. In setting executive base salaries and bonuses and granting equity incentive awards, we consider:

- compensation for comparable positions in the market,
- the historical compensation levels of our executives,
- individual performance as compared to our expectations and objectives,
- our desire to motivate our employees to achieve short- and long-term results that are in the best interests of our stockholders, and
- a long-term commitment to our company.

Our executive compensation total rewards approach is divided into four components: base salary, annual bonus (short-term incentives), long-term incentives and benefits. We have established guidelines to structure each element of compensation between the median and 75% of the relevant market comparative set.

Specifically, our people, culture and compensation committee believes that executive compensation should be determined using a comprehensive approach, involving an evaluation of a wide variety of relevant factors, including the competitive market for executive talent, individual skills and experience, company performance, and internal pay equity. While the people, culture and compensation committee has identified target guidelines for each element of compensation, it does not use a predefined framework to weigh the relative importance of the evaluation criteria, and the emphasis placed on specific evaluation factors may vary from executive to executive. Ultimately, the terms on which any given executive officer is employed reflect the people, culture and compensation committee's independent judgment regarding the amount and form of compensation necessary to attract, retain, and motivate that individual.

Under our compensation program, a significant portion of the compensation awarded to our chief executive officer and named executive officers is generally subject to the achievement of pre-established short-term financial performance goals or is tied to the stock price.

The people, culture and compensation committee believes that executive compensation that is variable and tied our performance incentivizes business and financial performance and, by linking certain components of compensation with stock performance, aligns the interests of executives with those of our stockholders. In terms of target pay mix for 2022, for Ms. Findley, 50% of her target total compensation was performance-based (annual bonus and PSU awards), and for the other named executive officers, an average of approximately 45% of target total compensation was performance-based (annual bonus and PSU awards).

Our chief executive officer typically proposes base salary, target bonuses and equity incentive compensation for members of our executive team (excluding himself or herself, as applicable) to the people, culture and compensation committee. The chief executive officer's proposals are based on the company's pay philosophy and methodology and in line with executive compensation for similarly situated executives at peer companies. Our people, culture and compensation committee then typically reviews and discusses the proposals with the chief executive officer for all executives other than the chief executive officer. The people, culture and compensation committee, without the applicable members of management present, further discusses the chief executive officer's recommendations and ultimately recommends for our board of directors' approval the base salary, target bonuses and equity incentive compensation of our executive officers for the current year, as well as the amount of executive officer cash bonuses for the prior year, based on the attainment of company and individual goals. The chief executive officer is not present during voting or deliberations regarding her compensation by the people, culture and compensation committee or the board of directors.

BASE SALARY

In 2022, we paid annual base salaries to our named executive officers as follows:

Named executive officer	Base salaries ($)
Ms. Findley	500,000
Ms. Deutsch[1]	459,000
Ms. Krechmer[2]	403,000

[1] Ms. Deutsch's annual base salary increased from $445,000 to $459,000 effective as of March 13, 2022.
[2] Ms. Krechmer's annual base salary increased from $380,000 to $403,000 effective as of March 13, 2022.

These base salaries were determined based on a variety of factors, including using a competitive assessment of similarly situated executives at peer companies, and taking into account customary annual base salary increases, recognizing their individual performance and providing competitive compensation to retain key executives. We use base salaries to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our named executive officers. None of our named executive officers is currently party to an employment agreement or other agreement or arrangement that provides for automatic or scheduled increases in base salary and the people, culture and compensation committee reviews annual base salary each year.

ANNUAL BONUS

Our board of directors may, in its discretion, award bonuses to our named executive officers from time to time. We typically establish annual bonus targets based around a set of specified corporate goals for our named executive officers, along with individual goals, and conduct an annual performance review to determine the attainment of such goals. The target bonuses for our named executive officers for 2022 were:

Named executive officer	Target annual bonus, as a percentage of base salary
Ms. Findley	100%
Ms. Deutsch	75%
Ms. Krechmer	75%

Our management may propose bonus awards to the people, culture and compensation committee or the board of directors primarily based on such review process and such target percentages. Our people, culture and compensation committee determines or makes a recommendation to the board of directors regarding eligibility requirements for and the amount of such bonus awards. With respect to 2022, no bonuses were paid to our named executive officers based on the company's performance in 2022.

EQUITY INCENTIVES

Although we do not have a formal policy with respect to the grant of equity incentive awards to our executive officers, or any formal equity ownership guidelines applicable to them, other than for our chief executive officer pursuant to our Stock Ownership Guidelines, we believe that equity grants:

- provide our executives with a strong link to our long-term performance,

- create an ownership culture, and

- help to align the interests of our executives and our stockholders.

In addition, we believe that equity grants with a time-based vesting feature promote executive retention because this feature incentivizes our executive officers to remain in our employment during the vesting period. Accordingly, our people, culture and compensation committee and board of directors periodically review the equity incentive compensation of our named executive officers and from time to time may grant equity incentive awards to them in the form of stock options, PSUs and/or RSUs. For example, in 2021, the people, culture and compensation committee determined to shift the company's equity incentive award strategy from time-based RSU awards to PSU awards with vesting subject to (i) our Class A common stock achieving certain minimum unweighted closing prices per share, averaged over a 30 consecutive trading day period prior to February 25, 2024 and (ii) time-based vesting. In addition, in 2022, the people, culture and compensation committee determined to shift the company's equity award strategy for our executive officers to a mix of 50% RSUs and 50% PSUs, with the number of PSUs that could be earned and vest depending on our total stockholder return ("TSR") over the performance period beginning February 25, 2022 and ending February 25, 2025, relative to the TSR of the group companies in the Russell 2000 Index. The actual number of shares that may vest ranges from 0% to 200% of the PSUs awarded.

On March 1, 2021, our people, culture and compensation committee granted PSU awards representing the right to receive an aggregate amount of 100,000 shares, 53,000 shares, and 45,000 shares to each of Ms. Findley, Ms. Deutsch, and Ms. Krechmer, respectively. The aggregate targeted dollar value of these PSU awards was approximately $1,000,000, $530,000, and $450,000 for each of Ms. Findley, Ms. Deutsch, and Ms.Krechmer, respectively adjusted, based on the grant methodology described in the following sentence. The number of shares of Class A common stock underlying each such PSU award was determined by dividing the target dollar value of each award by $10.00. Vesting of 50%, 25% and 25% of the PSUs granted on March 1, 2021 is subject to our Class A common stock achieving certain minimum unweighted closing prices per share averaged over a 30 consecutive trading day period prior to February 25, 2024. PSUs that meet the stock price targets referred to in the prior sentence will vest (i) 50% on the later to occur of (A) the date a stock price target is met and (B) February 25, 2022 and (ii) 50% on February 25, 2024. Any PSUs that have not achieved the performance targets by February 25, 2024 shall expire and have no further force or effect. As of April 13, 2023 none of the performance targets had been met.

On February 25, 2022, our people, culture and compensation committee granted PSU awards representing the right to receive an aggregate amount of 93,387 shares, 24,748 shares, and 21,012 shares to each of Ms. Findley, Ms. Deutsch and Ms. Krechmer, respectively, and RSU awards representing the right to receive an aggregate amount of 93,387 shares, 24,748 shares, and 21,013 shares to each of Ms. Findley, Ms. Deutsch and Ms. Krechmer, respectively. The aggregate targeted dollar value of the RSU and PSU awards was approximately $1,500,000, $397,507, and $337,507 for each of Ms. Findley, Ms. Deutsch, and Ms.Krechmer, respectively adjusted, based on the grant methodology described in the following sentence. The number of shares of Class A common stock underlying each such RSU and PSU award was determined by dividing the target dollar value of each award by $8.0311, representing the average 90-trading day price of the Class A common stock. Each PSU and each RSU represents the right to receive one share of Class A common stock. The RSUs granted in 2022 to our named executive officers vest in equal quarterly installments on each May 25, August 25, November 25 and February 25 through February 25, 2025. The PSUs vest on February 25, 2025, subject to the meeting of the performance metrics during the performance period. The number of PSUs that could be earned and vest under the grant depends on our TSR over the performance period beginning February 25, 2022 and ending February 25, 2025 relative to the TSR of the group companies in the Russell 2000 Index. The actual number of shares that may vest ranges from 0% to 200% of the target amount.

Any PSUs that have not achieved the performance targets by February 25, 2025 shall expire and have no further force or effect.

On February 25, 2023, our people, culture and compensation committee granted PSU awards representing the right to receive an aggregate amount of 150,000 shares, 37,500 shares, and 37,500 shares to each of Ms. Findley, Ms. Deutsch and Ms. Krechmer, respectively, and RSU awards representing the right to receive an aggregate amount of 150,000 shares, 37,500 shares, and 37,500 shares to each of Ms. Findley, Ms. Deutsch and Ms. Krechmer, respectively. In 2023, the people, culture and compensation committee shifted to a share-based grant methodology tied to a fixed pool of shares to be granted by employee level in lieu of the value-based methodology in prior years, and, accordingly, the number of shares of Class A common stock underlying each such RSU and PSU award for 2023 was determined by application of the share-based grant model. Each PSU and each RSU represents the right to receive one share of Class A common stock. The RSUs granted in 2023 to our named executive officers vest in equal quarterly installments on each May 25, August 25, November 25 and February 25 through February 25, 2026. The PSUs vest on February 25, 2026, subject to the meeting of the performance metrics during the performance period. The number of PSUs that could be earned and vest under the grant depend on the company's TSR over the performance period beginning January 1, 2023 and ending December 31, 2025 relative to the TSR of the group companies in the Russell 2000 Index. The actual number of shares that may vest ranges from 0% to 200% of the target amount. Any PSUs that have not achieved the performance targets by December 31, 2025 shall expire and have no further force or effect.

In addition, on February 25, 2023, the people, culture and compensation committee granted RSU awards as special recognition and retention incentive awards to Ms. Deutsch and Ms. Krechmer representing the right to each to receive an aggregate amount of 30,000 shares of Class A common stock. These RSUs will vest in full on February 25, 2024. On March 25, 2023, the people, culture and compensation committee granted an RSU award as a special recognition and retention incentive award to Ms. Findley representing the right to receive an aggregate amount of 75,000 shares of Class A common stock. These RSUs will vest in full on March 25, 2024. The people, culture and compensation committee determined to grant the special recognition awards as retention incentives to maintain critical business functions for our named executive officers and other executive officers.

The vesting is subject to the named executive officer's continued service to us on each applicable vesting date.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the outstanding equity awards held by each named executive officer as of December 31, 2022.

	Option awards				Stock awards	
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares of units of stock that have not vested(1) ($)
Linda Findley	—	—	—	—	301,040[2]	249,863
Meredith L. Deutsch	—	—	—	—	117,120[3]	97,210
Irina Krechmer	—	—	—	—	105,756[4]	87,777

(1) This column represents the market value of the shares underlying RSUs and PSUs as of December 30, 2022, based on the closing price of our Class A common stock, as reported on the NYSE, of $0.83 per share on December 30, 2022.

(2) Represents RSU awards granted on May 25, 2019, February 27, 2020, May 25, 2020 August 25, 2020, November 25, 2020, and February 25, 2022 and PSU awards granted on March 1, 2021 and February 25, 2022 for 544,174 shares of Class A common stock under our 2017 Equity Incentive Plan. The RSUs and PSUs vest as follows:

   (i)   The May 2019 RSU grant vested 3.38% of the RSUs on May 25, 2019, 6.25% of the RSUs in equal installments for the 15 quarters thereafter, and the remaining 2.87% on May 25, 2023.

   (ii)   The February 2020 RSU grant began vesting on May 25, 2020 in equal quarterly installments of 6.25% until it becomes fully vested on February 25, 2024.

   (iii)   The May 2020 RSU grant vested in 8.31% quarterly installments until February 25, 2021 and thereafter vests in equal 6.25% quarterly installments until it becomes fully vested on February 25, 2024.

   (iv)   The August 2020 RSU grant vested in 12.5% quarterly installments until February 25, 2021 and thereafter vests in equal 6.25% quarterly installments until it becomes fully vested on February 25, 2024.

   (v)   The November 2020 RSU grant vested 25% on February 25, 2021 and thereafter vests in equal 6.25% quarterly installments until it becomes fully vested on February 25, 2024.

   (vi)   The March 2021 PSU grant will vest 50%, 25% and 25% of the PSUs is subject to the issuer's Class A Common Stock achieving certain minimum unweighted closing prices per share averaged over a 30 consecutive trading day period prior to February 25, 2024. PSUs that meet the stock price targets referred to in the prior sentence will vest (i) 50% on the later to occur of (A) the date a stock price target is met and (B) February 25, 2022 and (ii) 50% on February 25, 2024. Any PSUs that have not achieved the performance targets by February 25, 2024 shall expire and have no further force or effect.

   (vii)   The February 2022 RSU grant began vesting on May 25, 2022 in equal quarterly installments of 8.33% until it becomes fully vested on February 25, 2025.

   (viii)   The February 2022 PSU grant will vest on February 25, 2025, subject to meeting the performance metrics during the performance period. The number of PSUs that could be earned and vest under the grant depends on our TSR over the performance period beginning February 25, 2022 and ending February 25, 2025 relative to the TSR of the group companies in the Russell 2000 Index. The actual number of shares that may vest ranges from 0% to 200% of the target amount. Any PSUs that have not achieved the performance targets by February 25, 2025 shall expire and have no further force.

The vesting is subject to the named executive officer's continued service to us on each applicable vesting date.

(3) Represents RSU awards granted on November 25, 2019, February 27, 2020, May 25, 2020 August 25, 2020, November 25, 2020, and February 25, 2022 and PSU awards granted on March 1, 2021 and February, 25 2022 for 179,053 shares of Class A common stock under our 2017 Equity Incentive Plan. The RSUs and PSUs vest as follows:

   (i)   The November 2019 RSU grant vested 25% of the RSUs on November 25, 2020 and thereafter vests in equal 6.25% quarterly installments until it becomes fully vested on November 25, 2023.

   (ii)   The February 2020 RSU grant began vesting on May 25, 2020 in equal quarterly installments of 6.25% until it becomes fully vested on February 25, 2024.

   (iii)   The May 2020 RSU grant vested in 8.31% quarterly installments until February 25, 2021 and thereafter vests in equal 6.25% quarterly installments until it becomes fully vested on February 25, 2024.

(iv)   The August 2020 RSU grant vested in 12.5% quarterly installments until February 25, 2021 and thereafter vests in equal 6.25% quarterly installments until it becomes fully vested on February 25, 2024.

(v)   The November 2020 RSU grant vested as to 25% of the RSUs on February 25, 2021 and thereafter vests in equal 6.25% quarterly installments until it becomes fully vested on February 25, 2024.

(vi)   The March 2021 PSU grant will vest 50%, 25% and 25% of the PSUs is subject to the issuer's Class A Common Stock achieving certain minimum unweighted closing prices per share averaged over a 30 consecutive trading day period prior to February 25, 2024. PSUs that meet the stock price targets referred to in the prior sentence will vest (i) 50% on the later to occur of (A) the date a stock price target is met and (B) February 25, 2022 and (ii) 50% on February 25, 2024. Any PSUs that have not achieved the performance targets by February 25, 2024 shall expire and have no further force or effect.

(vii)   The February 2022 RSU grant began vesting on May 25, 2022 in equal quarterly installments of 8.33% until it becomes fully vested on February 25, 2025.

(viii)   The February 2022 PSU grant will vest on February 25, 2025, subject to meeting the performance metrics during the performance period. The number of PSUs that could be earned and vest under the grant depends on our TSR over the performance period beginning February 25, 2022 and ending February 25, 2025 relative to the TSR of the group companies in the Russell 2000 Index. The actual number of shares that may vest ranges from 0% to 200% of the target amount. Any PSUs that have not achieved the performance targets by February 25, 2025 shall expire and have no further force

The vesting is subject to the named executive officer's continued service to us on each applicable vesting date.

(4)   Represents RSU awards granted on August 25, 2019, February 27, 2020, May 25, 2020, August 25, 2020, November 25, 2020, and February 25, 2022 and PSU awards granted on March 1, 2021 and February 25, 2022 for 194,911 shares of Class A common stock under our 2017 Equity Incentive Plan. The RSUs and PSUs vest as follows:

(i)   The August 2019 RSU grant vested 25% of the RSUs on August 25, 2020 and thereafter vests in equal 6.25% quarterly installments until it becomes fully vested on August 25, 2023.

(ii)   The February 2020 RSU grant began vesting on May 25, 2020 in equal quarterly installments of 6.25% until it becomes fully vested on February 25, 2024.

(iii)   The May 2020 RSU grant vested in 8.31% quarterly installments until February 25, 2021 and thereafter vests in equal 6.25% quarterly installments until it becomes fully vested on February 25, 2024.

(iv)   The August 2020 RSU grant vested in 12.5% quarterly installments until February 25, 2021 and thereafter vests in equal 6.25% quarterly installments until it becomes fully vested on February 25, 2024.

(v)   The November 2020 RSU grant vested 25% of the RSUs on February 25, 2021 and thereafter vests in equal 6.25% quarterly installments until it becomes fully vested on February 25, 2024.

(vi)   The March 2021 PSU grant vests 50%, 25% and 25% of the PSUs is subject to the issuer's Class A Common Stock achieving certain minimum unweighted closing prices per share averaged over a 30 consecutive trading day period prior to February 25, 2024. PSUs that meet the stock price targets referred to in the prior sentence will vest (i) 50% on the later to occur of (A) the date a stock price target is met and (B) February 25, 2022 and (ii) 50% on February 25, 2024. Any PSUs that have not achieved the performance targets by February 25, 2024 shall expire and have no further force or effect.

(vii)   The February 2022 RSU grant began vesting on May 25, 2022 in equal quarterly installments of 8.33% until it becomes fully vested on February 25, 2025.

(viii)   The February 2022 PSU grant will vest on February 25, 2025, subject to meeting the performance metrics during the performance period. The number of PSUs that could be earned and vest under the grant depends on our TSR over the performance period beginning February 25, 2022 and ending February 25, 2025 relative to the TSR of the group companies in the Russell 2000 Index. The actual number of shares that may vest ranges from 0% to 200% of the target amount. Any PSUs that have not achieved the performance targets by February 25, 2025 shall expire and have no further force.

The vesting is subject to the named executive officer's continued service to us on each applicable vesting date.

Equity Compensation Plan Information

Our equity compensation plans consist of our 2012 Equity Incentive Plan and our 2017 Equity Incentive Plan. Prior to our IPO, we granted awards under the 2012 Equity Incentive Plan. Following our IPO, any remaining shares available for issuance under our 2012 Equity Incentive Plan were added to the shares reserved under our 2017 Equity Incentive Plan.

The following table shows certain information concerning all of our equity compensation plans in effect as of December 31, 2022:

Equity compensation plans	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights[1] ($)	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders			
2012 Equity Incentive Plan	26,705	95.49	—
2017 Equity Incentive Plan	2,290,605	—	2,131,798
Equity compensation plans not approved by security holders	—	—	—
Total	2,317,310	95.49	2,131,798

(1) The weighted average exercise price is calculated based solely on outstanding stock options. It does not take into account the shares of our common stock underlying RSUs and PSUs, which have no exercise price.

Pay Versus Performance Disclosure

The following tables and related disclosures provide information about (i) the "total compensation" of our principal executive officer ("PEO") and our other named executive officers ("Other NEOs") as presented under "Executive Compensation—Summary Compensation Table" on page 52 of this Proxy Statement (the "SCT Amounts"), (ii) the "compensation actually paid" to our PEO and our Other NEOs, as calculated pursuant to the SEC's pay-versus-performance rules (the "CAP Amounts"), (iii) certain financial performance measures, and (iv) the relationship of the CAP Amounts to those financial performance measures.

This disclosure has been prepared in accordance with Item 402(v) of Regulation S-K under the Exchange Act and does not necessarily reflect value actually realized by the executives or how our people, culture and compensation committee evaluates compensation decisions in light of company or individual performance. For discussion of how our executive compensation program embodies a pay-for-performance philosophy that supports our business strategy and aligns the interests of our executives with our stockholders, please review the "Executive Compensation" section of this Proxy Statement beginning on page 52.

Year (a)	Summary Compensation Table Total for PEO (b) (1)	Compensation Actually Paid to PEO (c) [1][2]	Average Summary Compensation Table Total for Non-PEO Named Executive Officers (d) [1]	Average Compensation Actually Paid to Non-PEO Named Executive Officers (e) [1][2]	Value of Initial Fixed $100 Investment Based on Total Shareholder Return (f)	Net Income (Loss) (in millions) (g)
2022	$1,765,394	$(104,354)	$737,428	$91,515	$14.85	$(109.733)
2021	$1,357,274	$1,291,147	$986,985	$866,960	$120.39	$(88.381)

(1) The PEO was Linda Findley for both years in the table. The Other NEOs were Meredith Deutsch and Irina Krechmer for 2022 and Meredith Deutsch and Randy Greben, the former Chief Financial Officer, for 2021.

(2) The following table describes the adjustments, each of which is required by SEC rule, to calculate the CAP Amounts from the SCT Amounts of our PEO (column (b)) and our Other NEOs (column (d)). The SCT Amounts and the CAP Amounts do not reflect the actual amount of compensation earned by or paid to our executives during the applicable years, but rather are amounts determined in accordance with Item 402 of Regulation S-K under the Exchange Act.

Adjustments	2022		2021	
	PEO	Other NEOs*	PEO	Other NEOs*
SCT Amounts	$1,765,394	$737,428	$1,357,274	$986,985
Adjustments for stock and option awards				
(Subtract): Aggregate value for stock awards and option awards included in SCT for the covered fiscal year	$(1,265,394)	$(310,027)	$(647,000)	$(365,555)
Add: Fair value at year end of awards granted during the covered fiscal year that were outstanding and unvested at the covered fiscal year end	$83,349	$20,421	$36,700	$207,355
Add (Subtract): Year-over-year change in fair value at covered fiscal year end of awards granted in any prior fiscal year that were outstanding and unvested at the covered fiscal year end	$(587,911)	$(311,485)	$116,244	$22,773
Add: Vesting date fair value of awards granted and vested during the covered fiscal year	$80,077	$19,618	$0	$0
Add (Subtract): Change as of the vesting date (from the end of the prior fiscal year) in fair value of awards granted in any prior fiscal year for which vesting conditions were satisfied during the covered fiscal year	$(179,868)	$(64,441)	$97,629	$15,403
CAP Amounts (as calculated)	$(104,354)	$91,515	$1,291,147	$866,960

Valuation assumptions used to calculate fair values did not materially differ from those used to calculate fair values at the time of grant as reflected in the SCT Amounts.

RELATIONSHIP BETWEEN CAP AMOUNTS AND PERFORMANCE MEASURES

The following charts show graphically the relationships over the past two years of the CAP Amounts for our PEO and Other NEOs as compared to our (i) cumulative total shareholder return and (ii) net income (loss).





Potential Payments Upon Termination or Change in Control

The Blue Apron Holdings, Inc. Executive Severance Benefits Plan, adopted by our people, culture and compensation committee in February 2018 (the "Severance Plan"), provides certain designated eligible full-time executives of the company or any of its subsidiaries whose position generally is at or above the level of Senior Vice President or its equivalent ("Covered Employees"), including our named executive officers, certain severance benefits upon the occurrence of the following events (each, a "Covered Termination"):

- with respect to Covered Employees other than Ms. Findley, a termination without cause (as defined in the Severance Plan) prior to a change in control (as defined in the Severance Plan);

- with respect to Ms. Findley, a termination without cause or a resignation for good reason (as defined in the Severance Plan and as modified by Ms. Findley's offer letter), in either case prior to a change in control; and

- a termination without cause or a resignation for good reason, in either case within 12 months following a change in control, or, pursuant to Ms. Findley's offer letter, in Ms. Findley's case, 24 months following a change in control (a "Change in Control Termination").

The Severance Plan administrator is our board of directors or a committee thereof designated by our board of directors. Pursuant to the Severance Plan, each Covered Employee who is subject to a Covered Termination is entitled to:

- continuation of such Covered Employee's monthly base salary (as defined in the Severance Plan) for a period of 12 months in the case of Ms. Findley, or six months in the case of other Covered Employees (as applicable, the "Severance Period"), following such termination, and with respect to certain executive officers, as provided for in the applicable officer's offer letter, in the case of a Change in Control Termination, an additional 6 months of base salary continuation;

- in the event such Covered Employee elects to receive COBRA continuation health coverage following such termination, payment by the company of a portion of the cost of COBRA continuation health coverage for the Covered Employee and his or her applicable dependents through the earliest of:

  (i) the end of the Covered Employee's Severance Period,

  (ii) the date on which the Covered Employee's new benefits plan coverage commences with a new employer, and

  (iii) the date on which such COBRA continuation health coverage is no longer in force;

- at the request of the Covered Employee and as determined in the Severance Plan administrator's sole discretion, the arrangement of and payment for reasonable outplacement services by the company for up to six months following the Covered Employee's date of termination of employment;

- any unpaid annual or other bonus earned in respect of any completed bonus period that ended prior to the date of the Covered Employee's Covered Termination that the Severance Plan administrator determines to be payable to the Covered Employee in its discretion pursuant to the company's compensation program(s);

- solely in the case of a Change in Control Termination, a lump sum payment in an amount equal to the prorated portion of the Covered Employee's annual target bonus for the year of the Covered Termination; and

- in the case of a Change in Control Termination, full vesting of any unvested company equity awards held by the Covered Employee that vest based solely on continued service.

All payments and benefits provided under the Severance Plan are contingent upon the execution and effectiveness of a release of claims by the executive in our favor and continued compliance by the executive with any applicable noncompetition, nonsolicitation, and other obligations owed to the company or any of its subsidiaries.

Retirement Benefits

We maintain a retirement plan for the benefit of our employees, including our named executive officers. The plan is intended to qualify as a tax-qualified 401(k) plan so that contributions to the 401(k) plan, and income earned on such contributions, are not taxable to participants until withdrawn or distributed from the 401(k) plan (except in the case of contributions under the 401(k) plan designated as Roth contributions).

The 401(k) plan provides that each participant may contribute up to an annual statutory limit. Participants who are at least 50 years old can also contribute additional amounts based on statutory limits for "catch-up" contributions. Under the 401(k) plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the plan's trustee as directed by participants. Beginning in 2022, our 401(k) plan provides for a company-matching contribution of (1) 100% on contributions up to the first 3% of a participant's eligible pay and (2) 50% on contributions on the next 2% of a participant's eligible pay.

Employee Benefits and Perquisites

Our named executive officers are eligible to participate in our health and welfare plans to the same extent as all full-time employees.

Prohibition on Hedging and Certain Other Transactions

We prohibit our directors, officers, and employees (or any of their family members or designees) from directly or indirectly engaging in the following transactions with respect to securities of the Company:

- short sales, including short sales "against the box";

- purchases or sales of put or call options or other derivative securities based on our securities; or

- purchases of financial instruments (including prepaid variable forward contracts, equity swaps, collars, and exchange funds), or other transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of securities of the company.

In addition, we prohibit our directors, officers, and employees from purchasing company securities on margin, borrowing against company securities held in a margin account, or pledging company securities as collateral for a loan.

Limitation of Liability and Indemnification

Our restated certificate of incorporation, as amended, limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law and provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

- for any breach of the director's duty of loyalty to us or our stockholders;

- for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

- for voting or assenting to unlawful payments of dividends, stock repurchases or other distributions; or

- for any transaction from which the director derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to such amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, our restated certificate of incorporation, as amended, provides that we must indemnify our directors and officers and we must advance expenses, including attorneys' fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

We maintain a general liability insurance policy that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers. In addition, we have entered into indemnification agreements with all of our directors and executive officers. These indemnification agreements may require us, among other things, to indemnify each such director and executive officer for some expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by him in any action or proceeding arising out of his service as one of our directors.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors. We have agreed that we will be the indemnitor of "first resort," however, with respect to any claims against these directors for indemnification claims that are indemnifiable by both us and their employers. Accordingly, to the extent that indemnification is permissible under applicable law, we will have full liability for such claims (including for the advancement of any expenses) and we have waived all related rights of contribution, subrogation or other recovery that we might otherwise have against these directors' employers.

Director
COMPENSATION

Under our non-employee director compensation policy, which was adopted in August 2017 and amended in April 2019, February 2020, September 2020 and May 2021 our non-employee directors receive the cash compensation set forth below, and an annual RSU award grant having an aggregate fair market value of $85,000 ($125,000 prior to September 2020) on the date of grant. Annual RSU awards are made at each annual meeting of stockholders, including the Annual Meeting. Each such RSU award will vest in full on the earlier of the first anniversary of the date of grant and the date of the next annual stockholder meeting following the date of grant. In addition, under our director compensation policy, new non-employee directors are also eligible for an initial RSU award having an aggregate fair market value of $85,000 on the date of grant, which is the date of such director's initial election to our board of directors, which amount shall be prorated based on time until our next scheduled annual meeting of stockholders or, if the date of the annual meeting has not been set on the date of grant, the business day following the first anniversary of the last annual meeting.

Such RSU award will vest in full on the first anniversary of the grant date. All RSU awards granted to our non-employee directors provide for the immediate acceleration of all vesting thereunder in the event of a change in control. Directors may elect to defer the delivery of the shares of Class A common stock that they would otherwise receive upon the vesting of the RSUs until the earlier of 30 days following the director's separation from service with the company and a change in control of the company.

Each non-employee director is eligible to receive compensation for his or her service on our board of directors or committees thereof consisting of annual cash retainers paid quarterly in arrears, as follows:

Non-employee director service	Annual cash retainer ($)
Non-employee directors	50,000
Additional annual retainers, for service as:	
• Chairperson of the Board	50,000
• Lead independent director, if appointed	20,000
• Chairperson of the Audit Committee	15,000
• Non-chair member of the Audit Committee	7,500
• Chairperson of the People, Culture and Compensation Committee	13,000
• Non-chair member of the People, Culture and Compensation Committee	6,500
• Chairperson of the Nominating and Corporate Governance Committee	9,000
• Non-chair member of the Nominating and Corporate Governance Committee	4,500

The table below shows all compensation to our non-employee directors serving during 2022.

Name	Fees earned or paid in cash ($)	Stock awards[1][2] ($)	Total ($)
Beverly K. Carmichael	51,029	57,696	108,725
Jennifer Carr-Smith	119,392	44,567	163,959
Peter Faricy[3]	46,218	44,567	90,785
Brenda Freeman	66,500	44,567	111,067
Elizabeth Huebner	71,500	44,567	116,067
Amit Shah	47,260	57,436	104,696

(1)   The values disclosed represent the aggregate grant date fair value of RSUs granted to the director, calculated in accordance with FASB ASC Topic 718. The assumptions used in calculating the grant date fair value of the RSU grants reported in this column are set forth in Note 13 "Share-based Compensation" to our consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022. Pursuant to our non-employee director compensation policy, each of Ms. Carmichael, Ms. Carr-Smith, Ms. Freeman, and Ms. Huebner, elected to defer delivery of the shares of our Class A common stock that they would otherwise receive upon the vesting of the annual RSU award for 2022 until the earlier of 30 days following the director's separation from service with the company and a change in control of the company. Amounts for Ms. Carmichael and Mr. Shah include the new director grants made in March 2022 and, the annual 2022 grant.

(2)   As of December 31, 2022, the aggregate number of shares of our Class A common stock subject to outstanding stock awards held by our non-employee directors serving during 2022 was as follows:

Name	Aggregate number of stock awards
Beverly K. Carmichael	21,967
Jennifer Carr-Smith	19,293
Peter Faricy	19,293
Brenda Freeman	19,293
Elizabeth Huebner	19,293
Amit Shah	22,238

(3)   Mr. Faricy resigned from our board of directors effective October 15, 2022. Upon Mr. Faricy's resignation, all unvested stock awards held by Mr. Faricy were automatically forfeited and canceled.

As a general matter, we do not provide any additional compensation to Ms. Findley, our president and chief executive officer, for her service as a member of our board of directors. The compensation related to Ms. Findley's service as president and chief executive officer of the company paid in 2022 is set forth above under "Executive Compensation—Summary Compensation Table."

In connection with becoming a public company, our non-employee director compensation policy was developed in 2016, taking into consideration the observations and recommendations of Compensia, a national management consulting firm, who provided survey data of a group of other publicly traded companies of similar size and industries, and considered the overall economic environment and trends and developments in non-employee director compensation.

In 2019, Compensia assisted our people, culture and compensation committee in modifying our non-employee director compensation policy to provide for the payment of additional compensation for service as chairperson of the board by a non-employee based on the peer group data described above and comparable companies within Compensia's Tech 150. In September 2020, in connection with the refresh of our board of directors, our people, culture and compensation committee reviewed publicly available data regarding director compensation of comparable companies based on revenue and market capitalization, and modified our non-employee director compensation policy to reduce the amount of annual stock-based compensation paid to non-employee directors from $125,000 to $85,000.

In addition, we have a policy of reimbursing our directors for their reasonable out-of-pocket expenses incurred in attending board of directors and committee meetings.

Certain Relationships
AND RELATED TRANSACTIONS

Policies and Procedures for Related Person Transactions

Our board of directors has adopted written policies and procedures for the review of any transaction, arrangement or relationship in which our company is a participant, the amount involved exceeds $120,000, and one of our executive officers, directors, director nominees or 5% stockholders, or their immediate family members, each of whom we refer to as a "related person," has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a "related person transaction," the related person must report the proposed related person transaction to our general counsel. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by our audit committee. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, our audit committee will review, and, in its discretion, may ratify the related person transaction. The policy also permits the chair of our audit committee to review and, if deemed appropriate, approve proposed related person transactions that arise between audit committee meetings, subject to ratification by the audit committee at its next meeting. Any related person transactions that are ongoing in nature will be reviewed annually.

A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by our audit committee after full disclosure of the related person's interest in the transaction. As appropriate for the circumstances, our audit committee will review and consider:

- the related person's interest in the related person transaction;

- the approximate dollar value of the amount involved in the related person transaction;

- the approximate dollar value of the amount of the related person's interest in the transaction without regard to the amount of any profit or loss;

- whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third party;

- whether the transaction was undertaken in the ordinary course of our business;

- the purpose of, and the potential benefits to us of, the transaction; and

- any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

Our audit committee may approve or ratify the transaction only if it determines that, under all of the circumstances, the transaction is in or is not inconsistent with our company's best interests. Our audit committee may impose any conditions on the related person transaction that it deems appropriate.

Pursuant to the SEC's related person transaction disclosure rule, the following transactions do not create a material direct or indirect interest on behalf of related persons and, therefore, are not related person transactions for purposes of the policy:

- interests arising only from the related person's position as a director of another corporation or organization that is a party to the transaction;

- interests arising only from the direct or indirect ownership by the related person and all other related persons in the aggregate of less than a 10% equity interest (other than a general partnership interest) in another entity which is a party to the transaction;

- interests arising solely from the ownership of a class of our equity securities if all holders of that class of equity securities receive the same benefit on a pro rata basis;

- compensation arrangements with executive officers if the compensation has been approved, or recommended to the board of directors for approval, by our people, culture and compensation committee;

- compensation for services as a director of our company if such compensation will be publicly reported pursuant to SEC rules;

- interests arising solely from indebtedness of a 5% stockholder or an immediate family member of a 5% stockholder;

- a transaction where the rates or charges involved in the transaction are determined by competitive bids;

- a transaction that involves the rendering of services as a common or contract carrier or public utility at rates or charges fixed in conformity with law or governmental authority; and

- a transaction that involves services as a bank depository of funds, transfer agent, registrar, trustee under a trust indenture, or similar services.

In addition, our board of directors has determined that transactions that are specifically contemplated by our corporate charter or by-laws are not related person transactions for purposes of the policy. The policy provides that transactions involving compensation of executive officers shall be reviewed and approved by our people, culture and compensation committee in the manner specified in its charter.

We did not have a written policy regarding the review and approval of related person transactions prior to our IPO in June 2017. Nevertheless, with respect to such transactions, it was historically the practice of our board of directors to consider the nature of and business reasons for such transactions, how the terms of such transactions compared to those which might be obtained from unrelated third parties and whether such transactions were otherwise fair to and in the best interests of, or not contrary to, our company's best interests. In addition, all related person transactions historically required prior approval, or later ratification, by our board of directors.

Related Person Transactions

Below we describe transactions since January 1, 2021 to which we were or will be a participant and in which the amounts involved exceeded or will exceed $120,000, and any of our directors, executive officers, or holders of more than 5% of our capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest. We believe that all of these transactions were on terms as favorable as could have been obtained from unrelated third parties.

EQUITY PURCHASE AGREEMENTS

September 2021 Purchase Agreement

We are a party to the September 2021 Purchase Agreement, with RJB Partners, an affiliate of Joseph N. Sanberg, an existing holder of the company's Class A common stock, and Matthew B. Salzberg, the company's co-founder and prior chairperson of our board of directors, pursuant to which we completed an equity capital raise for aggregate gross proceeds of $78.0 million, without giving effect to the receipt of any exercise price of any warrants issued in the transactions.

Pursuant to the September 2021 Purchase Agreement, on September 15, 2021, we issued and sold to Mr. Salzberg, for an aggregate purchase price of $3.0 million, (i) 300,000 shares of Class A common stock, (ii) warrants to purchase 240,000 shares of Class A common stock at an exercise price of $15.00 per share, (iii) warrants to purchase 120,000 shares of Class A common stock at an exercise price of $18.00 per share, and (iv) warrants to purchase 60,000 shares of Class A common stock at an exercise price of $20.00 per share.

Under the terms of the September 2021 Purchase Agreement, on November 4, 2021, in connection with the closing of our rights offering pursuant to the September 2021 Purchase Agreement, we issued and sold to RJB Partners in a private placement, which we refer to as the Backstop Private Placement, for an aggregate purchase price of $32.7 million, (i) 3,265,813 shares of Class A common stock, (ii) warrants to purchase 2,612,354.58219726 shares of Class A common stock at an exercise price of $15.00 per share, (iii) warrants to purchase 1,306,177.291098630 shares of Class A common stock at an exercise price of $18.00 per share, and (iv) warrants to purchase 653,088.645549316 shares of Class A common stock at an exercise price of $20.00 per share (the securities in clauses (i) through (iv), which we collectively refer to as the Backstop Securities). The Backstop Securities represent that number of shares of the company's Class A common stock and warrants that remained unsubscribed for as of the expiration of the subscription period of our rights offering.

On November 4, 2021, concurrently with the consummation of the Backstop Private Placement, we also issued and sold to RJB Partners in a separate private placement, for an aggregate purchase price of $30.0 million, (i) 3,000,000 shares of Class A common stock, (ii) warrants to purchase 2,400,000 shares of Class A common stock at an exercise price of $15.00 per share, (iii) warrants to purchase 1,200,000 shares of Class A common stock at an exercise price of $18.00 per share, and (iv) warrants to purchase 600,000 shares of Class A common stock at an exercise price of $20.00 per share.

Each warrant issued under the September 2021 Purchase Agreement has a term of seven years from the date of issuance. Each such warrant may only be exercised for cash, except in connection with certain fundamental transactions, and no fractional shares will be issued upon exercise of the warrants. The warrants are non-transferable, except in limited circumstances, and are not listed or otherwise traded on any stock exchange. The number of shares issuable upon exercise of the warrants and the applicable exercise prices are subject to adjustment in certain events, including (i) dividends or distributions of our shares of Class A common stock, (ii) subdivisions, combinations and certain reclassifications of shares of the Class A common stock, (iii) certain additional issuances of Class A common stock or securities exercisable for or convertible into shares of Class A common stock at a price per share less than the market price for the Class A common stock, (iv) distributions of assets other than Class A common stock, or (v) certain repurchases by us.

The September 2021 Purchase Agreement contains customary representations from us, on the one hand, and RJB Partners, on the other hand. In accordance with the terms of the September 2021 Purchase Agreement, RJB Partners has also agreed to a customary standstill for a period of three years, as well as provisions requiring RJB Partners to vote all of our securities it beneficially owns, and to cause our securities beneficially owned by Mr. Sanberg and certain of its or his respective affiliates to be voted, in each case in excess of 19.9% of the total voting power of our outstanding capital stock in the aggregate, in proportion to and in accordance with the vote of all of our stockholders.

Under the September 2021 Purchase Agreement, we also agreed to provide RJB Partners and Matthew B. Salzberg with customary registration rights and to enter into a registration rights agreement with respect to the securities purchased in the private placements, as described below under "November 2021 Registration Rights Agreement."

The September 2021 Purchase Agreement, required our board of directors to approve specified ESG measures, including (i) using our reasonable best efforts to cause our nominees for election to the board of directors at the 2022 annual meeting of stockholders to be composed of individuals at least half of whom are women and at least half of whom are persons of color and, (ii) if at least half the directors are not women or if at least half of the directors are not persons of color immediately after the 2022 annual meeting of stockholders, to increase the size of the board of directors and appoint new directors, or obtain resignations from then-current directors, such that at least half of the directors are women and at least half of the directors are persons of color (the "director obligation"). On June 22, 2022, we entered into a Waiver and Extension with RJB Partners, pursuant to which RJB Partners agreed to a waiver and extension with respect to our compliance with the director obligation and we agreed to comply with the director obligation on or prior to December 15, 2022. We met that obligation by December 15, 2022.

February 2022 Purchase Agreement

On February 14, 2022, we entered into a purchase agreement with RJB Partners, which we refer to as the February 2022 Purchase Agreement, under which we issued and sold to RJB Partners in a private placement, for an aggregate purchase price of $5.0 million, 357,143 units each consisting of (a) 1 share of Class A common stock, (b) 1 warrant to purchase 0.8 shares of Class A common stock at an exercise price of $15.00 per share, (c) 1 warrant to purchase 0.4 shares of Class A common stock at an exercise price of $18.00 per share, and (d) 1 warrant to purchase 0.2 shares of Class A common stock at an exercise price of $20.00 per share. In the aggregate, RJB Partners received (i) 357,143 shares of Class A common stock, (ii) warrants to purchase 285,714 shares of Class A common stock at an exercise price of $15.00 per share, (iii) warrants to purchase 142,857 shares of Class A common stock at an exercise price of $18.00 per share, and (iv) warrants to purchase 71,429 shares of Class A common stock at an exercise price of $20.00 per share.

The February 2022 Purchase Agreement contains customary representations from us on the one hand, and RJB Partners, on the other hand. In accordance with the terms of the February 2022 Purchase Agreement, RJB Partners has also agreed to a customary standstill for a period of three years, as well as provisions requiring RJB Partners to vote all of our securities it beneficially owns, and to cause our securities beneficially owned by Mr. Sanberg and certain of its or his respective affiliates to be voted, in each case in excess of 19.9% of the total voting power of our outstanding capital stock in the aggregate, in proportion to and in accordance with the vote of all of our stockholders.

Each warrant issued under the February 2022 Purchase Agreement has a term of seven years from the date of issuance. Each such warrant may only be exercised for cash, except in connection with certain fundamental transactions, and no fractional shares will be issued upon exercise of the warrants. The warrants will be non-transferable, except in limited circumstances, and will not be listed or otherwise trade on any stock exchange. The number of shares issuable upon exercise of the warrants and the applicable exercise prices will be subject to adjustment in certain events, including (i) dividends or distributions of shares of the Class A common stock, (ii) subdivisions, combinations and certain reclassifications of shares of the Class A common stock, (iii) certain additional issuances of Class A common stock or securities exercisable for or convertible into shares of Class A common stock at a price per share less than the market price for the Class A common stock, (iv) distributions of assets other than Class A common stock, or (v) certain repurchases by us.

April 2022 RJB Purchase Agreement, April 2022 Findley Purchase Agreement and November 2022 Guaranty and Pledge Agreement

On April 29, 2022, we entered into a purchase agreement (the "Original RJB Purchase Agreement") with RJB Partners, which was subsequently amended by Amendment No. 1 thereto on August 7, 2022 ("Amendment No. 1") and by Amendment No. 2 thereto on September 7, 2022 (as amended, the "RJB Purchase Agreement"), pursuant to which, among other things:

- concurrently with the execution of the RJB Purchase Agreement on April 29, 2022 (the "First RJB Closing"), Long Live Bruce, LLC (which was assigned RJB Partners' rights to purchase the First RJB Closing Private Placement Shares (as defined herein)) purchased, for an aggregate purchase price of $20.0 million (or $12.00 per share), 1,666,666 shares of Class A common stock (the "First RJB Closing Private Placement Shares"); and
- RJB Partners agreed to purchase from us, for an aggregate purchase price of $56.5 million (or $5.65) (the "Outstanding Obligated Amount"), at a subsequent closing (the "Second RJB Closing") 10,000,000 shares of our Class A common stock (the "Second RJB Closing Private Placement Shares" and together with the First RJB Closing Private Placement Shares, the "RJB Private Placement Shares").

The RJB Purchase Agreement contains customary representations by the company, on the one hand, and RJB Partners, on the other hand.

The RJB Purchase Agreement contains customary termination rights for each of the company and RJB Partners, including that it may be terminated, subject to the terms and conditions of the RJB Purchase Agreement, (i) by mutual written consent of such parties at any time prior to the Second RJB Closing or (ii) by either party upon the other party's uncured material breach of any representation, warranty, covenant or agreement under the RJB Purchase Agreement after receipt of 30 days' notice of such breach by the other party.

In accordance with the terms of the RJB Purchase Agreement, RJB Partners has also agreed to a customary standstill until September 15, 2024, as well as provisions requiring RJB Partners to vote all Blue Apron securities it beneficially owns, including the RJB Private Placement Shares, and to cause Blue Apron securities beneficially owned by Mr. Sanberg and certain of its or his respective affiliates under common control (including the RJB Private Placement Shares) to be voted, in each case in excess of 19.9% of the total voting power of the outstanding capital stock of the company in the aggregate, in proportion to and in accordance with the vote of all stockholders of the company.

Under the terms of Amendment No. 1, Mr. Sanberg has agreed to guarantee the payment of RJB Partners' payment obligations under the RJB Purchase Agreement. On November 6, 2022, we entered into a Guaranty and Pledge Agreement with Remember Bruce, LLC ("Pledgor"), an affiliate of Mr. Sanberg, pursuant to which Pledgor (i) agreed to guarantee the payment of the Outstanding Obligated Amount and (ii) to secure its obligation to pay the Outstanding Obligated Amount, granted us a security interest in Pledgor's equity interests in securities (the "Pledged Shares") of certain privately-held issuers (the "Pledged Entities"), the certificates (if any) representing the Pledged Shares, and all dividends, distributions, cash, instruments and other property or proceeds from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the Pledged Shares (collectively, the "Pledged Collateral"). Because the Outstanding Obligated Amount remained unpaid after November 30, 2022, we are permitted to exercise remedies in respect to the Pledged Shares. In particular, we have the right to foreclose on the Pledged Shares and we are evaluating our options to monetize the Pledged Shares. Because the Pledged Entities are privately held, there is no public trading market for the Pledged Shares. As a result, the value of the Pledged Shares could be less than the Outstanding Obligated Amount, and, if we seek to foreclose upon the Pledged Shares to satisfy Pledgor's obligation to pay the

Outstanding Obligated Amount, the proceeds of any private sale of the Pledged Shares, to the extent any such private sale is permissible and effected subject to regulatory and contractual limitations that may apply, may be less than could have been obtained from a sale in a public trading market and may be less than the Outstanding Obligated Amount. The First RJB Closing closed concurrently with the execution of the RJB Purchase Agreement on April 29, 2022. The Second RJB Closing has not closed. As of the date hereof, $1.0 million of the Outstanding Obligated Amount has been paid to us.

In addition, on April 29, 2022, in a separate private placement (the "Findley Private Placement") which closed concurrently with the First RJB Closing, we entered into a purchase agreement with Linda Findley, a director and our President and Chief Executive Officer, under which we agreed to issue and sell to Ms. Findley in a separate private placement, which closed concurrently with the execution of the purchase agreement, 41,666 shares of Class A common Stock for an aggregate purchase price of $0.5 million (or $12.00 per share) (the "Findley Purchase Agreement").

The Findley Purchase Agreement contains customary representations from us, on the one hand, and Ms. Findley, on the other hand.

REGISTRATION RIGHTS
November 2021 Registration Rights Agreement

On November 4, 2021, in connection with the closing of the private placements pursuant to the September 2021 Purchase Agreement, we entered into a registration rights agreement, which we refer to as the November 2021 Registration Rights Agreement, with RJB Partners and Mr. Salzberg pursuant to which we agreed, among other things, to file a shelf registration statement before December 3, 2021, with the SEC covering the resale of the shares of Class A common stock and shares of Class A common stock underlying the warrants issued to RJB Partners and Matthew B. Salzberg under the September 2021 Purchase Agreement as well as other shares of Class A common stock held by Mr. Sanberg, an affiliate of RJB Partners, and Mr. Salzberg as of the date of the September 2021 Purchase Agreement. Further, at any time the shelf registration statement is not effective, subject to the terms and conditions of the November 2021 Registration Rights Agreement, we are required upon a demand by either RJB Partners or Mr. Salzberg, which demand can be made up to four times each, to file and cause to be declared effective a shelf registration statement registering the resale of the registrable securities. In addition, the November 2021 Registration Rights Agreement provides certain piggyback registration rights to RJB Partners and Mr. Salzberg;

however, so long as a shelf registration statement is effective, then, subject to the terms and conditions of the November 2021 Registration Rights Agreement, we will have no obligation to allow RJB Partners and Mr. Salzberg to exercise their piggyback registration rights and include registrable securities in another registration statement being filed by us. Pursuant to the November 2021 Registration Rights Agreement, we are required to pay all registration expenses and indemnify these holders with respect to each registration of registrable shares that is affected.

April 2022 Registration Rights Agreements

Concurrently with the execution of the Original RJB Purchase Agreement, the company and RJB Partners entered into an amended and restated registration rights agreement (the "Amended and Restated Registration Rights Agreement"), with respect to the shares purchased in the RJB Private Placement and those securities purchased by RJB Partners pursuant to the February 2022 Purchase Agreement (the "February 2022 Private Placement"), which amended and restated the registration rights agreement entered into with RJB in February 2022 concurrently with the execution of the February 2022 Purchase Agreement. Pursuant to the Amended and Restated Registration Rights, the company agreed, among other things, to file a registration statement (the "RJB Shelf Registration Statement") with the SEC (i) within thirty (30) days of the date requested by RJB Partners, and (ii) on such other date as mutually agreed upon by the company and RJB Partners, covering the resale of the shares of Class A common stock purchased by RJB Partners and its Permitted Transferees (as defined in the Amended and Restated Registration Rights Agreement) in the RJB Private Placement and the shares of Class A common stock and shares of Class A common stock underlying the warrants issued to RJB Partners in the February 2022 Private Placement (collectively, the "RJB Registrable Securities"). Further, at any time the RJB Shelf Registration Statement is not effective, subject to the terms and conditions of the Amended and Restated Registration Rights Agreement, the company is required upon a demand by RJB Partners, to file and cause to be declared effective a shelf registration statement registering the resale of the RJB Registrable Securities; provided that RJB Partners and its affiliates are entitled under the Amended and Restated Registration Rights Agreement to a total of (i) five demands in the aggregate or (ii) two demands in any 12-month period. In addition, the Amended and Restated Registration Rights Agreement provides certain piggyback registration rights to RJB Partners; however, so long as a shelf registration statement for the RJB Registrable Securities is effective, then, subject to the terms and conditions of the Amended and Restated Registration Rights Agreement, the company shall have no obligation to allow RJB Partners to exercise its piggyback registration rights and include RJB

Registrable Securities in another registration statement being filed by the company. Concurrently with the execution of Amendment No. 1, on August 7, 2022, we and RJB Partners amended the Amended and Restated Registration Rights Agreement to establish certain registration rights in respect of the Second RJB Closing Private Placement Shares consistent with those registration rights in respect of the shares of Class A common stock RJB Partners agreed to purchase from us under the Original RJB Purchase Agreement.

Concurrently with the execution of the Findley Purchase Agreement, we and Ms. Findley entered into a registration rights agreement (the "Findley Registration Rights Agreement" and together with the Amended and Restated Registration Rights Agreement, the "April 2022 Registration Rights Agreements") with respect to the shares purchased in the Findley Private Placement, pursuant to which we agreed, among other things, to file a registration statement (the "Findley Shelf Registration Statement") with the SEC (i) within thirty (30) days of the date requested by Ms. Findley and (ii) on such other date as mutually agreed upon by us and Ms. Findley, covering the resale of the shares of Class A common stock purchased by Ms. Findley in the Findley Private Placement (the "Findley Registrable Securities"). Further, at any time that the Findley Shelf Registration Statement is not effective, subject to the terms and conditions of the Findley Registration Rights Agreement, we are required upon a demand by Ms. Findley to file and cause to be declared effective a shelf registration statement registration the resale of the Findley Registrable Securities. In addition, the Findley Registration Rights Agreement provides certain piggyback registration rights to Ms. Findley; however, so long as a Findley Shelf Registration Statement is effective then, subject to the terms and conditions of the Findley Registration Rights Agreement, we shall have no obligation to allow Ms. Findley to exercise her piggyback registration rights and include Findley Registrable Securities in another registration statement being filed by us.

COMMERCIAL AGREEMENTS

Gift Card Sponsorship Agreements

On March 11, 2022 and May 5, 2022, we entered into Gift Card Sponsorship Agreements with an affiliate of Joseph N. Sanberg. Pursuant to these agreements, the Sanberg affiliate agreed to pay us a fee in the amount of $9.0 million and $20.0 million, (as amended by Gift Card Amendment No. 2 (as defined below), the "Gift Card Obligation"), respectively, to support a marketing program through which we have distributed and plan to distribute gift cards to customers, at our sole discretion, in order to support our growth strategy.

On August 7, 2022, we amended the Gift Card Sponsorship Agreement, dated as of May 5, 2022 (the "May Gift Card Sponsorship Agreement"), pursuant to which, among other things, Mr. Sanberg personally guaranteed the Gift Card Obligation. On September 7, 2022, we further amended the May Gift Card Sponsorship Agreement ("Gift Card Amendment No. 2") to, among other things, reduce the net gift card sponsorship fee to $18.5 million. As of the date hereof, $5.8 million of the Gift Card Obligation has been paid to us.

Aspiration Co-Branded Credit Card Agreement

On December 15, 2021, we entered into a letter of intent with an Aspiration Card Services, LLC ("Aspiration Card Services"), an affiliate of Mr. Sanberg, to enter a Co-Branded Credit Card Agreement (the "Credit Card Agreement"), which agreement was entered into between Blue Apron, LLC ("LLC") and Aspiration Card Services on June 16, 2022. On February 2, 2023, LLC and Aspiration Card Services entered into a Mutual Termination Agreement, pursuant to which, the parties terminated the Credit Card Agreement.

Aspiration Sustainability and Carbon Credit Agreement

On March 31, 2022, we entered into a Sustainability and Carbon Credit Agreement with Aspiration Sustainable Impact Services, LLC ("Aspiration Sustainable"), an affiliate of Mr. Sanberg. Under the terms of the agreement, we agreed to purchase and retire 124,000 metric tons of carbon offsets to meet our goal of being "carbon neutral" by March 31, 2022. We paid an aggregate purchase price of $3.0 million for the carbon credits over a 90 day period following the signing of the agreement. Under the terms of the Sustainability and Carbon Credit Agreement, if we decide to purchase more credits from Aspiration Sustainable in 2023 or 2024, which we are under no obligation to do, Aspiration Sustainable will cap the pricing on such credits to the per credit amount we paid in 2022.

Aspiration Sustainable also performed the assessment of our carbon footprint that provided us with the basis for determining the amount of carbon offsets we needed to purchase. The fee for these services was waived as a condition of entering into the sustainability and carbon credit agreement.

On June 30, 2022, LLC entered into a Sustainability and Carbon Credit Agreement with Aspiration Sustainable to purchase 248,000 metric tons of carbon offsets (the "Carbon Offsets") to meet our goal of being "carbon neutral" in 2023 and 2024 with respect to Scope 1, Scope 2 and Scope 3 emissions for an aggregate purchase price of $6.0 million to be paid in 24 equal installments of $0.25 million (the "June Carbon Credit Agreement"). As of the date of the June Carbon Credit Agreement, Aspiration Sustainable transferred the rights, title and interest in the Carbon Offsets into a subaccount assigned to LLC and managed by Aspiration Sustainable, and as of the date of the Mutual Termination Agreement (as described below), LLC had paid $0.5 million under the June Carbon Credit Agreement (the "June Carbon Credit Paid Amount") and $5.5 million remained to be paid under the June Carbon Credit Agreement (the "Remaining Amounts"). On February 2, 2023, LLC and Aspiration Sustainable entered into a Mutual Termination Agreement, pursuant to which, the parties terminated the Carbon Credit Agreement and pursuant to such termination (i) LLC retained 20,0000 of the Carbon Credits (as defined in the June Carbon Credit Agreement) (the "Owned Carbon Credits") representing the number of Carbon Credits acquired by payment of the June Carbon Credit Paid Amount to apply to becoming "carbon neutral" in 2023 and 2024 with respect to Scope 1 and Scope 2 emissions only, and (ii) LLC transferred all rights, title and interest in the Carbon Credits, other than the Owned Carbon Credits, back to Aspiration Sustainable and Aspiration Sustainable moved such Carbon Credits out of LLC's sub-account back into an account controlled by Aspiration Sustainable in exchange for Aspiration Sustainable releasing and discharging LLC's obligation to pay the Remaining Amounts.

Feeding America Bulk Sale

On June 23, 2022, we entered into a purchase agreement with Feeding America for a bulk purchase of meal kit boxes and other bulk product items for an aggregate net purchase price of $10.0 million, which was expected to be funded by a directed donation from an affiliate of Mr. Sanberg.

INDEMNIFICATION AGREEMENTS

Our restated certificate of incorporation, as amended, provides that we will indemnify our officers and directors to the fullest extent permitted by Delaware law. In addition, we have entered into indemnification agreements with all of our directors and executive officers.

ARRANGEMENTS WITH EXECUTIVE OFFICERS AND DIRECTORS

For a description of the compensation arrangements that we have with our executive officers and directors, see "Executive Compensation."

Transaction
OF OTHER BUSINESS

Our board of directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the Annual Meeting, the persons appointed in the accompanying proxy intend to vote the shares represented thereby in accordance with their best judgment on such matters, under applicable laws.

Additional
INFORMATION

Procedures for Submitting Stockholder Proposals

REQUIREMENTS FOR STOCKHOLDER PROPOSALS TO BE BROUGHT BEFORE THE ANNUAL MEETING

We must receive notice of proposals of stockholders (including director nominations) intended to be presented at the 2024 annual meeting of stockholders but not included in the proxy statement by March 9, 2024, but not before February 8, 2024. However, in the event the 2024 annual meeting of stockholders is scheduled to be held on a date before May 8, 2024, or after August 6, 2024, notice must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. A stockholder must give written notice of such proposals to us at:

 Blue Apron Holdings, Inc.
Attention: Corporate Secretary
28 Liberty Street
New York, NY 10005

Any nomination must include all the information specified in our amended and restated by-laws, including but not limited to:

• all information relating to the nominee that is required to be disclosed in solicitations of proxies for election of directors in election contests or is otherwise required under Regulation 14A of the Exchange Act,

• the person's written consent to be named in the proxy statement and to serve as a director if elected, and

• such information as we might reasonably require to determine the eligibility of the person to serve as a director.

As to other business, the notice must include all information specified in our amended and restated by-laws, including but not limited to:

• a brief description of the business desired to be brought before the meeting,

• the reasons for conducting such business at the meeting, and

• any material interest of such stockholder (and the beneficial owner) in the proposal.

The proposal must be a proper subject for stockholder action. In addition, to make a nomination or proposal, the stockholder must be of record at the time the notice is made and must provide certain information regarding itself (and the beneficial owner), including the name and address, as they appear on our books, of the stockholder proposing such business, the number of shares of our capital stock which are, directly or indirectly, owned beneficially or of record by the stockholder proposing such business or its affiliates or associates (as defined in Rule 12b-2 promulgated under the Exchange Act) and certain additional information.

REQUIREMENTS FOR STOCKHOLDER PROPOSALS TO BE CONSIDERED FOR INCLUSION IN THE COMPANY'S PROXY MATERIALS

In addition to the requirements stated above, any stockholder who wishes to submit a proposal for inclusion in our proxy materials must comply with Rule 14a-8 promulgated under the Exchange Act. For such proposals to be included in our proxy materials relating to our 2024 annual meeting of stockholders, all applicable requirements of Rule 14a-8 must be satisfied and we must receive such proposals no later than December 29, 2023. Such proposals must be delivered to:

 Blue Apron Holdings, Inc.
Attention: Corporate Secretary
28 Liberty Street
New York, NY 10005

REQUIREMENTS FOR SOLICITATION OF PROXIES IN SUPPORT OF DIRECTOR NOMINEES OTHER THAN THE COMPANY'S NOMINEES

In addition to the requirements stated above, any stockholder who intends to solicit proxies in support for director nominees other than the company's nominees for the 2024 annual meeting of stockholders must comply with Rule 14a-19 under the Exchange Act. All applicable requirements of Rule 14a-19 must be satisfied and we must receive notice no later than April 8, 2024.

Such notice must be delivered to:

 Blue Apron Holdings, Inc.
Attention: Corporate Secretary
28 Liberty Street
New York, NY 10005

CERTIFICATE OF AMENDMENT
TO
RESTATED CERTIFICATE OF INCORPORATION
OF
BLUE APRON HOLDINGS, INC.

Pursuant to Section 242 of the
General Corporation Law of the State of Delaware

Blue Apron Holdings, Inc. (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

FIRST: A resolution was duly adopted by the Board of Directors of the Corporation pursuant to Section 242 of the General Corporation Law of the State of Delaware setting forth an amendment to the Restated Certificate of Incorporation of the Corporation and declaring said amendment to be advisable. The stockholders of the Corporation duly approved said proposed amendment in accordance with Section 242 of the General Corporation Law of the State of Delaware.

The resolution setting forth the amendment is as follows:

RESOLVED: That the first sentence of Article FOURTH of the Restated Certificate of Incorporation of the Corporation be and hereby is deleted in its entirety and the following three paragraphs are inserted in lieu thereof:

"FOURTH: That, effective upon the effective time of this Certificate of Amendment to Restated Certificate of Incorporation (this "Certificate of Amendment") with the Secretary of State of the State of Delaware (the "**Effective Time**"), a one-for-[ ][1] reverse stock split of the Corporation's Class A Common Stock, $0.0001 par value per share (the "**Class A Common Stock**"), shall become effective, pursuant to which each [ ][1] shares of Class A Common Stock outstanding and held of record by each stockholder of the Corporation (including treasury shares) immediately prior to the Effective Time shall be reclassified and combined into one validly issued, fully paid and nonassessable share of Class A Common Stock automatically and without any action by the holder thereof upon the Effective Time and shall represent one share of Class A Common Stock from and after the Effective Time (such reclassification and combination of shares, the "**Reverse Stock Split**"). The par value of the Class A Common Stock following the Reverse Stock Split shall remain at $0.0001 per share. No fractional shares of Class A Common Stock shall be issued as a result of the Reverse Stock Split and, in lieu thereof, upon surrender after the Effective Time of a certificate which formerly represented shares of Class A Common Stock that were issued and outstanding immediately prior to the Effective Time, any person who would otherwise be entitled to a fractional share of Class A Common Stock as a result of the Reverse Stock Split, following the Effective Time, shall be entitled to receive a cash payment equal to the fraction of a share of Class A Common Stock, to which such holder would otherwise be entitled multiplied by the closing price per share of the Class A Common Stock on the New York Stock Exchange at the close of business on the trading day preceding the date of the Effective Time.

Each stock certificate that, immediately prior to the Effective Time, represented shares of Class A Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Class A Common Stock, after the Effective Time into which the shares formerly represented by such certificate have been reclassified (as well as the right to receive cash in lieu of fractional shares of Class A Common Stock after the Effective Time); provided, however, that each person of record holding a certificate that represented shares of Class A Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate or, a new certificate evidencing and representing the number of whole shares of Class A Common Stock, after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified.

The total number of shares of all classes of stock which the Corporation shall have authority to issue is 2,185,000,000 shares, consisting of 1,500,000,000 shares of Class A Common Stock, $0.0001 par value per share ("**Class A Common Stock**"), 175,000,000 shares of Class B Common Stock, $0.0001 par value per share ("**Class**

---

[1] Shall be a number equal to or greater than 5 and equal to or lesser than 20 and shall include not more than four decimal digits, as determined by the Board of Directors.

B Common Stock"), 500,000,000 shares of Class C Capital Stock, $0.0001 par value per share ("**Class C Capital Stock**"), and 10,000,000 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**")."

SECOND: This Certificate of Amendment shall be effective at 5:00 p.m., Eastern Time, on   , 20   .

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, this Certificate of Amendment has been executed by a duly authorized officer of the Corporation on this day of , 20 .

_____

Linda Findley
President and Chief Executive Officer



2022 Annual Report on Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022.

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number 001-38134

Blue Apron Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**81-4777373**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
28 Liberty Street, New York, New York	**10005**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code **(347) 719-4312**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Exchange on Which Registered
Class A Common Stock, $0.0001 par value per share	APRN	New York Stock Exchange LLC

Securities registered pursuant to Section 12(g) of the Act:

None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Smaller reporting company ☒	Emerging growth company ☐
Non-accelerated filer ☐			

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

Based on the closing price of the Registrant's Class A Common Stock on the last business day of the Registrant's most recently completed second fiscal quarter, which was June 30, 2022, the aggregate market value of its Class A Common Stock and Class B Common Stock (based on a closing price of $3.64 per share on June 30, 2022 as reported on the New York Stock Exchange) held by non-affiliates was approximately $93.8 million.

As of February 28, 2023, there were 69,291,499 shares of Class A Common Stock, 0 shares of Class B Common Stock and 0 shares of Class C Capital Stock outstanding.

Documents Incorporated by Reference:

Portions of the proxy statement to be filed pursuant to Regulation 14A of the Exchange Act no later than 120 days after the end of this fiscal year covered by this Annual Report on Form 10-K are incorporated by reference into Part III of this Form 10-K.

BLUE APRON HOLDINGS, INC.

TABLE OF CONTENTS

Unless the context otherwise requires, we use the terms "Blue Apron", the "Company", "we", "us", and "our" in this Annual Report, to refer to Blue Apron Holdings, Inc. and, where appropriate, our consolidated subsidiaries.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Key Financial and Operating Metrics" for the definitions of the following terms used in this Annual Report: "Orders", "Customers", "Average Order Value", "Orders per Customer", and "Average Revenue per Customer".

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements. All statements other than statements of historical fact contained in this Annual Report on Form 10-K, including statements regarding our future results of operations and financial position, business strategy and plans, and objectives of management for future operations, are forward-looking statements. These statements involve known and unknown risks, uncertainties, and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as "may," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of these terms or other similar expressions. The forward-looking statements in this Annual Report on Form 10-K are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this Annual Report on Form 10-K and are subject to a number of risks, uncertainties and assumptions described in the "Risk Factors" section and elsewhere in this Annual Report on Form 10-K. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Some of the key factors that could cause actual results to differ from our expectations include:

- the sufficiency of our cash resources and ability to operate as a going concern in the event that prior to the end of the second quarter of 2023, RJB Partners, LLC ("RJB") and certain other affiliates of Joseph N. Sanberg do not fund their remaining respective obligations under the $56.5 million private placement and $12.7 million gift card transaction, we are unable to raise sufficient funds from our February 2023 at-the-market offering or from other financing sources, we are unable to dispose of some or all of the pledged securities securing the RJB private placement obligation in a private or other sale and receive cash proceeds sufficient to satisfy amounts owed to us from Mr. Sanberg's affiliates, or we are unable to realize the anticipated benefits from identified, and to be identified, expense reductions or incur unforeseen additional cash expenses; our expectations regarding our expenses and revenue; the outcome of discussions with our noteholder in the event we breach a covenant or other obligation under our note purchase and guarantee agreement, dated as of May 5, 2022 (as amended, the "note purchase agreement"), including with respect to our ability to meet the financial, reporting and other covenants or our ability to make a payment on the accelerated payment schedule agreed to in March 2023; and our ability, including the timing and extent, to sufficiently manage costs and to fund investments in our operations in amounts necessary to maintain compliance with financial and other covenants under our indebtedness, while continuing to support the execution of our strategy;

- our ability, including the timing and extent, to successfully support the execution of our strategy; our ability to cost-effectively attract new customers and retain existing customers (including, on the one hand, our ability to execute our marketing strategy with a reduced marketing budget, or on the other hand, our ability to sustain any increase in demand we may experience); our ability to continue to expand our product offerings and distribution channels; our ability to sustain any increase in demand and/or ability to continue to execute operational efficiency practices announced in December 2022, including managing our corporate workforce reduction costs and the impact of our workforce reduction on executing our strategy;

- our expectations regarding, and the stability of, our supply chain, including potential shortages, interruptions or continued increased costs in the supply or delivery of ingredients, and parcel and freight carrier interruptions or delays and/or higher freight or fuel costs, as a result of inflation or otherwise;

- our ability to respond to changes in consumer behaviors, tastes, and preferences that could lead to changes in demand, including as a result of, among other things, the impact of inflation or other macroeconomic factors, and to some extent, long-term impacts on consumer behavior and spending habits;

- the company's ability to attract and retain qualified employees and personnel in sufficient numbers; our ability to effectively compete;

- our ability to maintain and grow the value of our brand and reputation;

- any material challenges in employee recruiting and retention; any prolonged closures, or series of temporary closures, of one or both of our fulfillment centers, supply chain or carrier interruptions or delays, and any resulting need to cancel or shift customer orders;

- our ability to achieve our environmental, social and corporate governance ("ESG") goals on our anticipated timeframe, if at all;

- our ability to maintain food safety and prevent food-borne illness incidents and our susceptibility to supplier-initiated recalls;

- our ability to comply with modified or new laws and regulations applying to our business, or the impact that such compliance may have on our business;

- our vulnerability to adverse weather conditions, natural disasters, wars, and public health crises, including pandemics;

- our ability to protect the security and integrity of our data and protect against data security risks and breaches; and

- our ability to obtain and maintain intellectual property protection.

While we may elect to update these forward-looking statements at some point in the future, whether as a result of any new information, future events, or otherwise, we have no current intention of doing so except to the extent required by applicable law.

SUMMARY OF RISK FACTORS

You should consider carefully the risks described under the "Risk Factors" section and elsewhere in this Annual Report on Form 10-K. These risks, which include the following, could materially and adversely affect our business, financial condition, operating results, cash flow, and prospects, which could cause the trading price of our Class A common stock to decline and could result in a partial or total loss of your investment:

- Our consolidated financial statements contain a statement regarding a substantial doubt about our ability to continue as a going concern because funding of the remaining amounts due to us in connection with the liquidity transactions (as defined below) has not yet occurred and we have not yet raised sufficient alternative funds through our at-the-market offerings or otherwise. If such transactions, as described below, do not close and we do not secure sufficient amounts of alternative financing, and/or we do not realize the anticipated benefits of our identified and to be identified cost savings, we will be unable to meet our current obligations and we will be unable to continue as a going concern as early as the second quarter of 2023.

- Our indebtedness could materially adversely affect our business and financial condition. In particular, any failure to comply with the covenants in the note purchase agreement or failure to timely pay the accelerated payment obligations agreed to in March 2023 would materially adversely affect our business. Furthermore, the restrictive covenants in our note purchase agreement may limit our ability to pursue our business strategies, which would materially adversely affect our operating results, and the failure to comply with such restrictions could materially adversely affect our business.

- We have a history of losses, and we may be unable to achieve or sustain profitability.

- We may be unable to successfully continue to execute our strategy. If we fail to cost effectively acquire new customers or retain our existing customers or if we fail to derive profitable net revenue from our customers, our business would be materially adversely affected.

- If we fail to effectively attain or manage any future revenue growth, or if we fail to effectively manage costs, our business could be materially adversely affected.

- If we do not successfully maintain, operate and optimize our fulfillment centers and logistics channels, and manage our ongoing real property and operational needs, our business, financial condition and operating results could be materially adversely affected.

- Our business depends on a strong and trusted brand, and any failure to maintain, protect or enhance our brand, including as a result of events outside our control, could materially adversely affect our business.

- Increased competition presents an ongoing threat to the success of our business.

- Changes in consumer tastes and preferences or in consumer spending due to inflation or otherwise, and other economic or financial market conditions could materially adversely affect our business.

- Our ability to source quality ingredients and other products is critical to our business, and any disruption to our supply or supply chain could materially adversely affect our business.

- Food safety and food-borne illness incidents or advertising or product mislabeling may materially adversely affect our business by exposing us to lawsuits, product recalls or regulatory enforcement actions, increasing our operating costs and reducing demand for our product offerings.

- If we lose key management or fail to meet our need for qualified employees, with specialized skills, our business, financial condition and operating results could be materially adversely affected.

- We rely on our proprietary technology and data to forecast customer demand and to manage our supply chain, and any failure of this technology, or the quality of our data, could materially adversely affect our business, financial condition and operating results.

- We are subject to extensive governmental regulations which require significant expenditures and ongoing compliance efforts. Even inadvertent, non-negligent or unknowing violations of federal, state or local regulatory requirements could expose us to adverse governmental action and materially adversely affect our business, financial condition and operating results. Further, changes to law, regulation or policy applicable to food could leave us vulnerable to adverse governmental action and materially adversely affect our business, financial condition and operating results.

PART I

ITEM 1.   BUSINESS.

Blue Apron's vision is Better Living Through Better Food™. Founded in 2012, we are on a mission to spark discovery, connection and joy through cooking. We offer fresh, chef-designed recipes that empower our customers to embrace their culinary curiosity and challenge their abilities to see what a difference cooking quality food can make in their lives.

Our core product is the meal experience we help our customers create. These experiences extend from discovering new recipes, ingredients, and cooking techniques to preparing meals with families and loved ones to sharing photos and stories of culinary triumphs. Central to these experiences are the original recipes we design with fresh, seasonally-inspired produce and high-quality ingredients sent directly to our customers. We also sell wine, which can be paired with our meals or can be purchased à la carte, through Blue Apron Wine, our direct-to-consumer wine delivery service. Through Blue Apron Market, our e-commerce platform, we sell a curated selection of cooking tools, utensils, pantry items, and add-on products for different culinary occasions, which are tested and recommended by our culinary team. Our products are available to purchase through our website, mobile app, and beginning in the second quarter of 2022, our meal kits are also available for sale on third-party sales platforms. Our customers span ages, geographies, income brackets, and levels of culinary expertise. They include young couples, families, singles, and empty nesters. Our passionate community of home cooks tell us, through emails, phone calls, and social media, how much Blue Apron has changed their lives.

Central to our operations, we have developed an integrated network that employs technology and expertise across many disciplines. Our supply-demand coordination activities—demand planning, recipe creation, procurement, recipe merchandising, fulfillment operations, distribution, customer service, and marketing—drive our end-to-end value chain.

Our Products

Meals

On our direct-to-consumer platform, we strive to offer our customers a balanced mix of ingredients, cuisines, familiarity, discovery, and preparation times. We are focused on offering a variety of choices every week, including a range of recipes designed for a healthy lifestyle, so that customers can make selections based on their individual or household needs and preferences. We currently offer our customers four weekly meal plans - a Two-Serving Signature Plan, a Two-Serving Vegetarian Plan, a Two-Serving Wellness Plan, and a Four-Serving Signature Plan.

For meal plans, customers have the flexibility to choose any combination of the core recipes offered in any week, regardless of their plan. For each Order per week, this includes a minimum of two recipes with up to sixteen choices on the Two-Serving Plan and a minimum of two recipes with up to fourteen choices on the Four-Serving Plan. Beginning in 2022, the weekly main course recipe options also include two Ready to Cook recipes, which are shipped with a recyclable cooking tray and require no knife work or chopping. In addition, each week customers can add unlimited Add-ons recipes to each Order, which includes breakfast, appetizers, side dishes, desserts, à la carte proteins, and/or Heat & Eat meals, which are microwavable meals ready in minutes.

Customers are also able to purchase a second Order each week, allowing them to select additional recipes per week at staggered times, or double recipes to serve up to eight people per meal on the Four-Serving Plan. In 2021, Blue Apron also introduced a select number of meal kits that are available for purchase on Blue Apron Market, our e-commerce market, without a subscription. In 2022, we expanded the optionality to purchase non-subscription boxes to third-party e-commerce channels.

Based on the number of Orders in 2022 per plan type, approximately 80% of our meal orders were for the Two-Serving Plan, and approximately 20% were for the Four-Serving Plan. Our customers can tailor their orders to complement their individual tastes and lifestyles. Some customers prefer to let our recipe recommendation algorithm choose their recipes based on the food preferences they have provided to us, while other customers actively choose several weeks in advance of delivery which recipes to receive. Customers can choose to receive orders each week, or less frequently if that better suits their schedules. Customers can make their weekly order selections on our website or through our mobile application.

In addition, customers have the option to customize some of their recipe selections, such as the ability to upgrade a protein for a more premium protein, replace a meat with a plant protein, or increase the serving size from two to four. We also offer Premium recipes, including our Craft offering, that introduce our customers to specialty protein combinations, advanced culinary techniques, and unique flavor twists. Both our customized options and Premium recipes are priced at a premium to our standard rates. We also sell seasonally-inspired occasion-based offerings throughout the year consisting of multiple recipes for six to eight people, which we sell as part of our subscription meal plan, along with the Blue Apron Market and third-party e-commerce channels.

Our culinary team, including chefs who are alumni of some of the best restaurants in the world, such as Michelin-starred Per Se and Blue Hill at Stone Barns, begins the recipe creation process with various seasonally-inspired ingredients. Our chefs apply to these raw ingredients their expertise and insights from our customer feedback and recipe ratings to create our recipe offerings, with an eye towards what is delicious and accessible for individuals and families to eat week in and week out.

We merchandise our recipes through various campaigns geared toward seasonality, dietary preferences, ingredients, and healthy lifestyles. Our approach to menu design seeks to balance ingredient supply and cost while appealing to a variety of customer lifestyles and cooking attitudes across a broad range of demographics and taste profiles.

We are committed to sourcing fresh produce and other high-quality ingredients year-round from our supplier network that includes farmers, ranchers, fisheries, and artisans. Our recipes change every week based on the season and often feature specialty ingredients not readily available elsewhere. By merchandising these ingredients into carefully crafted recipes, we are able to introduce our customers to ingredients they may have never experienced before. We also collaborate with suppliers to create ingredients specifically for our recipes, such as custom sauces, unique spice blends, or, for example, bespoke ramen noodles from a third-generation noodle maker.

Our ingredient standards are critically important to us and our customers. We source only ingredients that are as sustainable as possible. All of our beef, poultry, and pork comes from animals not treated with added hormones or sub-therapeutic antibiotics, and our eggs are Certified Humane Raised and Handled® pasture raised. Similarly, we source high-quality seafood consistent with the standards established by Monterey Bay Aquarium Seafood Watch, one of the world's most respected sustainable seafood organizations, and we prioritize sourcing seafood with additional third-party verified sustainability certifications.

Wine

Blue Apron Wine, our direct-to-consumer wine delivery service, uses an integrated supply chain and direct sourcing relationships to deliver high-quality wines at compelling values. We work directly with vineyards and consult with acclaimed winemakers to create custom Blue Apron wines that are specially crafted for our customers and uniquely curated to pair with our meals. Our wines included in our monthly wine delivery service are sized for a dinner for two (in 500ml bottles, rather than traditional 750ml bottles). Customers have the flexibility to customize their box, choosing six bottles from a monthly selection of wines that best meet their taste preferences. A pairing key system provides insight into the wine profiles, and enables customers to pair their Blue Apron meals and wines. Our wine offerings include curated red, white, rosé and sparkling wines, tasting notes, pairing tips, and the story behind each wine. We are a licensed winery, and currently ship directly to customers in 31 states and Washington, D.C.

As with our meals, customers may choose to actively manage their monthly wine orders by adjusting deliveries to fit their schedules, or they may simply sign up and receive one or two deliveries each month. Wine customers can also order a second box per monthly cycle. In addition to our monthly wine service, customers have the ability to order curated assortments and wine by 500ml and 750ml bottles, half-case, case, or other bundles on the Blue Apron Market, outside of the monthly subscription model.

Market

Blue Apron Market, our e-commerce market, features a curated selection of cooking tools, utensils, pantry items, and add-on products for different culinary occasions, which are tested in our test kitchen and recommended by our culinary team. A number of these items are not available elsewhere, and we regularly evaluate expanding our exclusive items and partnerships. Our recipe cards feature cooking tools and utensils from Blue Apron Market, creating an integrated brand experience for our community of home cooks and repeated merchandising opportunities for our company. A selection of non-subscription meal kit boxes and our wines are also sold on the Blue Apron Market website.

Digital Experience

Customers can find recipes, register their dietary preferences, manage their accounts, and make purchases on our website or on our iOS and Android mobile applications. Our digital customer experience is immersive: we offer how-to cooking videos, stories about our suppliers, a step-by-step interactive cook along, and our collection of thousands of recipes that customers can access on their own.

How We Do It

We have created an integrated network that enables us to source high quality, differentiated ingredients, design original recipes around those ingredients, and combine them into meaningful cooking experiences that we deliver to customers across the contiguous United States. Our interconnected end-to-end value chain allows us to execute cost-effectively and at scale. Coordination between our culinary team, procurement and operations teams, our marketing practices, and technology tools help us pair customer demand with supply, as well as to work with our suppliers to deliver high quality food at compelling values. Our kitchen manufacturing, fulfillment and logistics operations are built to support our ongoing product innovation.

Supply-Demand Coordination

Our supply-demand coordination activities include demand planning, recipe development, recipe merchandising, and marketing. We use near-term and long-term demand forecasting based on proprietary data and software to inform decisions along our value chain, including fulfillment center capacity and ingredient purchasing. This process continues through recipe development, and merchandising, as we craft recipes around available ingredients, and have the ability to make adjustments up to just a few weeks prior to fulfillment. We have also tailored our marketing strategies based on these demand forecasts and planning to optimize our marketing return on investment.

Supplier Relationships

Our deep supplier relationships provide us the ability to source high quality ingredients. This enables us to collaborate on demand planning to manage inventories and optimize yields in effort to reduce waste and cost while minimizing our supply chain footprint. Blue Apron often aims to work directly with farmers when practicable to ensure customers receive high quality, seasonally-inspired produce at optimal freshness, at the best value. We source from farmers, ranchers, fisheries, and other suppliers of meat, seafood, and poultry products that meet our animal welfare standards, enabling us to provide premium ingredients to our customers such as pasture raised beef and Certified Humane Raised and Handled® pasture raised eggs.

Operations

Our purchasing, production, fulfillment, and logistics operations are integrated with our demand management and supplier relationships. Successfully integrating these disparate activities requires us to possess a variety of competencies: a team with deep, ingredient-specific expertise; a technology-enabled platform that connects our end-to-end operations; and a scalable architecture that adapts to surges in demand as well as variations in available supply. Our enhanced planning and process-driven strategies enable us to make informed purchasing decisions and provide opportunities to better manage food costs, allocate labor and reduce waste in our fulfillment centers.

Informed Purchasing

While we work directly with our suppliers months in advance to plan our supply needs, we place purchase orders closer to the expected fulfillment, after coordinating supply and demand through processes such as recipe merchandising and analyzing the outputs of our demand planning and forecasting tools.

Production and Fulfillment

As of December 31, 2022, we operated two fulfillment centers. Our fulfillment centers are designed to effectively manage our variable, high-throughput, perishable inventory, as well as flexible production and labor needs. We have invested extensively in our fulfillment centers, including the opening of our Linden, New Jersey center in 2017 and the implementation of automation equipment in our Linden and Richmond, California fulfillment centers, and continue to optimize our network with a focus on maximizing efficiencies.

Because we prep and ship perishable products, our fulfillment centers must adhere to stringent food safety standards, temperature protocols, and regulatory guidelines, and our fulfillment centers are staffed with trained professionals to ensure that our ingredients adhere to our food safety and quality standards. Our Linden and Richmond fulfillment centers are certified under the Safe Quality Food (SQF) Food Safety Code for Manufacturing nationwide, a globally recognized, independent food safety standard administered by the Safe Quality Food Institute.

To support our fulfillment operations we have developed proprietary technology, such as our proprietary inventory management tools to assess incoming ingredients for quality and our proprietary kitchen prep software that demonstrates to fulfillment center associates how to prep ingredients for each recipe, and provides instructions on selecting the correct type of packaging for each ingredient. We also use third-party technology in fulfillment operations to complement our proprietary systems.

Logistics

Our logistics team designs, manages, and optimizes a ground-based delivery network of several third-party service providers capable of delivering within the contiguous United States. We analyze outbound logistics on a zip code by zip code basis to enable cost-effective and timely delivery of orders, while also adjusting the packaging of our ingredients and other components of our fulfillment operations based on the expected delivery route, weather, or ultimate destination. All of our packaging materials are chosen with environmental impact in mind. We select packaging that is recyclable or biodegradable when practicable. Our packaging innovation team, with the support of third-party sustainability experts, is focused on innovating to improve our packaging design, lower overall costs, and reduce our carbon footprint.

Our Brand and Marketing

We are continuing to build a consumer lifestyle brand that empowers our customers to embrace their culinary curiosity and challenge their abilities to see what a difference cooking quality food can make in their lives. Several nights a week, our customers invite us into their homes. We take part in some of the most joyful parts of their days, helping them create a meal for themselves, their families and their loved ones. Their challenges are opportunities for us to learn together, and their accomplishments are among our proudest achievements. We hear their success stories every day. Unlike a purely transactional e-commerce platform, we believe the emotional connection that customers have with our brand will enable us to have a more meaningful role in their lives.

We believe in utilizing a strategic mix of marketing channels to efficiently add new customers as well as to engage and create value for our existing customers. This includes a diverse mix of online and offline channels, as well as strategic partnerships that enable us to expand our brand to new segments of customers. We deliberately focus on the marketing channels we believe to be the most efficient and on customer segments that have demonstrated stronger affinity and retention. We believe our customers continue to be some of our best marketers, and we see them share their Blue Apron moments through social media, blogs, and referrals. We also have a customer referral program through which certain existing customers may invite others to receive a single complimentary meal kit box.

For all of our products, we use a combination of paid, earned, and owned media to increase the awareness of our brand and attract new customers. Our content enables customers to connect and interact with our brand even when they are not cooking with us. For example, we leverage both our digital channels and printed content within deliveries to highlight specific ingredients, provide general cooking tips and techniques and foster conversation within our community of home cooks.

In addition, strategic brand partnerships are an important opportunity for us to leverage the platform we are building to add value for our existing customers and showcase our brand to new customer segments.

Finally, as we continue to promote our brand to attract new customers, we are focused on investments in marketing technology, especially in response to the ongoing elimination of cookie-based tracking. This work includes building out a customer data platform to better manage our first party data and investing in our engineering capabilities to improve overall user experience.

Our Customers

  Our customers represent a broad range of demographics including a wide range of age groups and incomes. Customers of all kinds are able to successfully incorporate Blue Apron into a wide variety of lifestyles.

<u>Blue Apron Customers by Age</u>



Source: Customer email survey of Blue Apron account holders, December 2022, with 1,635 respondents.

  We also believe our customers roughly mirror the general geographical population distribution of the United States. According to the 2020 Current Population Survey by the U.S. Census Bureau, the top ten states account for 54% of total U.S. households. Similarly, we estimate that these states accounted for 53% of our customers in the fourth quarter of 2022.

Population by State

Blue Apron Customers

Top 10 States: 53%
All Other: 47%


CA
14%
NY
8%
TX
7%
FL
5%
PA
4%
IL
4%
OH
3%
GA
3%
NC
3%
MI
2%
All Other
47%

Source: Blue Apron Customers for the quarter ended December 31, 2022.

Our Competition

The markets in which we compete are rapidly evolving and intensely competitive, and we face an array of competitors from many different industry sectors. Our current and potential competitors include: (1) other food and meal delivery companies; (2) the supermarket industry, including online supermarket retailers; (3) a wide array of food retailers, including natural and organic, specialty, conventional, mass, discount, and other food retail formats; (4) casual dining and quick-service restaurants and other food service businesses in the restaurant industry; (5) online wine retailers, wine specialty stores, and retail liquor stores; and (6) food manufacturers, consumer packaged goods companies, providers of logistics services, and other food and ingredient producers.

We believe that the principal competitive factors upon which we compete include: marketing; variety and flexibility of product offering; price and value perception; brand reputation; product quality (including uniqueness of ingredients, flavors and techniques); customer satisfaction; convenience; food safety; customer service; and reliable and timely fulfillment.

Intellectual Property

Our ability to protect our intellectual property rights, including our proprietary technology and our customer data, is an important factor in our strategy and the success of our business. We seek to protect our intellectual property rights through a combination of trademark, copyright and patent, and other intellectual property protections under applicable law. We register domain names, trademarks and service marks in the United States and abroad. We also seek to protect and avoid disclosure of our intellectual property through confidentiality, non-disclosure and invention assignment agreements with employees, and through appropriate agreements with our suppliers and others. We have two registered patents related to product packaging.

Government Regulation

Our business is subject to a variety of federal, state, and local regulatory requirements, including regulation of our food and wine operations.

Government Regulation of Food and Food Companies

Food companies, such as Blue Apron, are subject to extensive government regulation. Federal statutes applicable to food production include, for example, the Federal Food, Drug, and Cosmetic Act, the Federal Meat Inspection Act, the Poultry Products Inspection Act, the Perishable Agricultural Commodities Act, the Nutrition Labeling and Education Act, the Food Allergen Labeling and Consumer Protection Act, the FDA Food Safety Modernization Act, and the Federal Trade Commission Act. Federal regulators have promulgated extensive regulatory schemes to implement these and other relevant statutes. These evolving regulatory structures govern matters including manufacturing, formulating, labeling, advertising, packaging, storing, and implementing safety measures for our food products. In particular, the Food and Drug Administration, or FDA, continues its implementation of the FDA Food Safety Modernization Act by promulgating substantial numbers of new regulations and introducing multiple versions of non-binding, draft guidance documents suggesting new compliance measures for the food industry. Understanding within the food industry of how to apply these regulations and the suggestions offered in FDA guidance documents continues to evolve.

State and local jurisdictions also regulate U.S. food manufacturing facilities. For example, we currently produce and fulfill products in the states of California and New Jersey. State and local governments exert regulatory authority over our operations in these jurisdictions. The states and localities in which a food production facility is located can impose registration, licensing, and inspection requirements in addition to those imposed by federal law. Some also enforce significant consumer protection-focused statutory schemes, which can impose additional costs and complexity on food producers.

Food companies in the United States are subject to government inspection with or without notice at any time, with concomitant responsibility to provide access to facilities and equipment, produce extensive operational documentation, and furnish product, packaging, and labeling samples for governmental examination. Federal, state, and local governmental agencies enjoy extensive discretion to determine whether, when and how to conduct these activities. Food companies are therefore vulnerable to unexpected business interruptions and publicity.

All food companies in the United States bear legal responsibility for any violation of applicable food laws or regulations, whether that violation is negligent, non-negligent, or deliberate. Any U.S. company found to have violated food laws or regulations may have its products seized, its operations enjoined, its goods recalled from the market and destroyed, and its business exposed to significant adverse publicity. It is also possible that new laws or regulations, or changes in the enforcement of existing requirements, might require us to change our compliance policies, incur additional cost, or result in unexpected liabilities that could be significant.

Food Safety and Quality Assurance

We maintain a food safety and quality program to verify that the food products supplied to our customers are processed in a safe and sanitary environment and are in compliance with applicable food safety and regulatory requirements and standards. All meat and poultry products that we source are processed in facilities inspected by the U.S. Department of Agriculture, or USDA, or by the equivalent agencies in countries deemed eligible by USDA for exporting meat and poultry to the United States. Accordingly, these products must conform to USDA requirements. All food and packaging suppliers are prequalified and have agreed to comply with our requirements. While we perform supplier inspections and conduct product audits to evaluate suppliers and products for compliance with our company standards and specifications, we may not be able to prevent individual suppliers from failing to comply with food safety laws or our requirements, and we may not be able to locate each failure to comply with food safety laws or our requirements prior to receiving food products. Our customer experience team captures and addresses customer feedback, including inquiries and complaints about the safety and quality of our food products.

Government Regulation of Our Wine Business

The production, sale, and shipment of wine in the United States is regulated by the federal government and by each state government. State laws are not uniform, so business models that are national in scope must account for the state-by-state rules to achieve compliance.

Our wholly-owned subsidiary BAW, Inc., or BAW, is a licensed California winery, and must comply with federal and California law controlling winery operations, and with the laws of each state to which we ship wine. Various regulations control production, excise tax, labeling, alcohol content and recordkeeping. In addition, the promotion and marketing of wine, including pricing, is subject to federal or state regulations. For example, wine marketing cannot be targeted to children, and some states restrict excessive discounts on wine. To assist with federal and state regulatory compliance, BAW relies on various internal and external personnel with relevant experience.

Alcohol distribution in the United States is traditionally conducted through a "three tier" system, in which alcohol passes from manufacturer to wholesaler to retailer in each state, before it can be sold to a consumer. However, applicable state regulations permit manufacturers to ship wine directly to consumers around the country. As a licensed California winery, BAW relies on such regulations to sell and ship wine to the residents of 31 states plus the District of Columbia. Each state permit held by BAW has specific compliance requirements, such as monthly reporting, limits on the amount of wine that can be shipped to a given household, and obtaining an adult signature on delivery.

Human Capital Management

Overview of Human Capital Management

Our human capital management plan is designed to meet the diverse needs of our employee population. Our employee base includes management professionals, engineers, culinary and food safety professionals, fulfillment center employees, and customer service employees in multiple locations across the United States.

As of December 31, 2022, we employed 1,549 full- and part-time employees, of which a little over 80% were based in our fulfillment centers in Linden, New Jersey, and Richmond, California. From time to time, we also supplement our hourly fulfillment and customer service staffing with temporary personnel.

In addition, on December 8, 2022, to better align internal resources with strategic priorities, we announced a reduction in corporate personnel. This action resulted in a reduction of approximately 10% of our total corporate workforce, inclusive of both then current and vacant roles.

Expanding and evolving our human capital management plan continues to be at the forefront of how we attract and retain qualified talent. Our people strategy is overseen by our Chief People Officer, our executive and senior leadership team, and senior human resource professionals, and management regularly provides updates to our board of directors. Our employees are not represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

Attraction, Retention, and Development of Talent

Our human capital management strategy is focused on building a culture of accountability, high performance, and inclusion for our employees. We strive to recruit and retain the best people for the job regardless of race, gender, sexual orientation, religion, or other differences.

In 2022, as a result of an increase in our hourly pay rate to $18.00 per hour in the fourth quarter of 2021, we were able to attract and retain more talent into our fulfillment centers through large-scale onsite hiring events. We continue to work on enhanced attraction and retention opportunities in our fulfillment centers, including a more robust onboarding process and ongoing training programs.

In 2022, we also strengthened our benefits offerings across the company with the introduction of a new 401(k) matching program as of January 1, 2022. We also continue to assess and review all components of our compensation and benefit programs to ensure these programs are competitive and aligned against the markets in which we operate.

Investing in our employee's growth and development has been and remains a key focus area. In 2022, we implemented multiple programs throughout the year to support those efforts, including:

- Establishing a leadership development program, "At Our Best," that provided our senior leaders with tools to operate at their best individually and collectively, with inclusion and empathy at the core, and to lead meaningful and sustainable change within the company;

- Instituting a culture of accountability and implementing best-practice foundations to support better talent planning for our people which is designed to allow us to more effectively and efficiently deliver against our strategy, drive performance and accountability; and

- Introducing new incentive programs in our fulfillment centers to promote awareness around team performance in critical areas, focusing on quality and efficiency and creating a special place to work.

Health and Safety

The health and safety of our employees has been and remains our top priority. We have a dedicated Environmental, Health & Safety, or EHS, team composed of representatives from across the company. The EHS team coordinates health and safety matters at all of our locations, including safety training at our fulfillment centers. Our team regularly evaluates injury rates, safety observations and near-misses, as well as other proactive actions taken at our fulfillment centers to enhance worker safety. In addition to this team, we also have a Food Safety and Quality Assurance team which focuses on maintaining good manufacturing practices at our fulfillment centers in accordance with FDA guidance.

In addition, in response to the COVID-19 pandemic, we developed and implemented new procedures and protocols to minimize the risk to the health and safety of our employees while allowing us to continue to operate our facilities and provide high quality products to our customers on a timely basis. Throughout the pandemic, we were able to continue to service our customers, while at the same time making investments to prioritize the health, safety, and welfare of our employees. We continue to monitor federal, state and local regulations to continue to adapt our health and safety COVID-19 policies in each of our locations.

Diversity, Equity, and Inclusion Initiatives

We embrace diversity and collaboration in our workforce, our ways of thinking, and our business experiences. As part of our investment in our people, we strive to prioritize diversity, equity, and inclusion. We aim to create a culture where we value, respect, and provide fair treatment and equal opportunities for all employees. By recognizing and celebrating our differences, our goal is to cultivate an inclusive environment representing our core values and mission.

We also demonstrate diversity, equity, and inclusion at the highest levels of our company. As of December 31, 2022, 71% of our executive leadership team identify as female. We are committed to using our reasonable best efforts to maintain gender diversity and increase the racial diversity on our board of directors. As of December 31, 2022, 83.3% of our board of directors identify as female and 50% identify as racially diverse.

As part of our "Aprons for All" initiative, our internal program for Diversity, Equity and Inclusion, that we launched in 2020, we created two key councils:

- The Responsible Sourcing Council to help set guidelines and standards for product sourcing, business relationships, and marketing partnerships to align with "Aprons For All"; and

- The Diversity Council to foster an environment that ensures that people from all backgrounds have equal opportunities to succeed and grow at Blue Apron.

Our Corporate Information

Our principal executive offices are located at 28 Liberty Street, New York, New York 10005, and our telephone number at that address is (347) 719-4312. Our website address is www.blueapron.com.

We make available, free of charge, on or through our Internet website, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments thereto that we have filed or furnished with the U.S. Securities and Exchange Commission (the "SEC"), as soon as reasonably practicable after we electronically file them with the SEC. We are not, however, including the information contained on our website, or information that may be accessed through links on our website, as part of, or incorporating such information by reference into, this annual report on Form 10-K.

ITEM 1A.   RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. Certain factors may have a material adverse effect on our business, financial condition, and results of operation. You should carefully consider the risks and uncertainties described below, together with all of the other information included in this Annual Report on Form 10-K, including our consolidated financial statements and the related notes, and in our other filings with the SEC. Our business, financial condition, operating results, cash flow and prospects could be materially and adversely affected by any of these risks or uncertainties. In that case, the trading price of our Class A common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

Our consolidated financial statements contain a statement regarding a substantial doubt about our ability to continue as a going concern because funding of the remaining amounts due to us in connection with the liquidity transactions (as defined below) has not yet occurred and we have not yet raised sufficient alternative funds through our at-the-market offerings or otherwise. If such transactions, as described below, do not close and we do not secure sufficient amounts of alternative financing and/or we do not realize the anticipated benefits of our identified and to be identified cost savings, we will be unable to meet our current obligations and we will be unable to continue as a going concern as early as the end of the second quarter of 2023.

In connection with the second closing contemplated by that certain purchase agreement between us and RJB, an affiliate of Joseph N. Sanberg, one of our existing stockholders, dated as of April 29, 2022, as amended in August 2022 and September 2022 (the "RJB Purchase Agreement"), we agreed to issue and sell to RJB, and RJB agreed to purchase from us 10,000,000 shares of Class A common stock for an aggregate purchase price of $56.5 million (or $5.65 per share) (such amount, the "outstanding obligated amount") (the "RJB Second Closing"). As of the date of the filing of this Annual Report on Form 10-K, we have received $1.0 million of the outstanding obligated amount and we have not yet received the remaining $55.5 million from RJB, and the RJB Second Closing as contemplated by the RJB Purchase Agreement has not closed. Additionally, as of the date of this Annual Report on Form 10-K, while we have received $5.8 million of a gift card receivable, we have not received the remaining $12.7 million gift card receivable owed to us from an affiliate of Mr. Sanberg, pursuant to that certain gift card sponsorship agreement dated as of May 5, 2022 (as amended or modified, the "Sponsorship Gift Cards Agreement" and together with the RJB Second Closing, the "liquidity transactions"). Mr. Sanberg has agreed to personally guarantee (i) the payment of the outstanding obligated amount under the RJB Purchase Agreement and (ii) the payment of $12.7 million owed under the Sponsorship Gift Cards Agreement.

On November 6, 2022, we and an affiliate of Mr. Sanberg (the "pledgor") entered into a Guaranty and Pledge Agreement (the "pledge agreement"), pursuant to which the pledgor (i) agreed to guarantee the payment of RJB's outstanding obligated amount and (ii) to secure its obligation to pay the outstanding obligated amount, granted us a security interest in pledgor's interests in certain equity securities (the "pledged shares"), of certain privately-held issuers (the "pledged entities"), including the certificates (if any) representing the pledged shares, and all dividends, distributions cash, instruments and other property or proceeds from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the pledged shares, or collectively, the pledge collateral. Because the outstanding obligated amount remained unpaid after November 30, 2022, we are permitted to exercise remedies in respect of the pledged shares. In particular, we have the right to foreclose on and take ownership of the pledged shares and we are evaluating our options to monetize the pledged shares. There is no assurance that the outstanding obligated amount will be paid by pledgor, RJB or Mr. Sanberg.

Because the pledged entities are privately-held companies, there is no public trading market for the pledged shares. As a result, the value of the pledged shares could be less than the outstanding obligated amount, and, if we seek to foreclose upon the pledged shares to satisfy pledgor's obligation to pay the remaining outstanding obligated amount, the proceeds of any private sale of the pledged shares, to the extent any such private sale is permissible and effected subject to regulatory and contractual limitations that may apply, may be less than could have been obtained from a sale in a public trading market and may be less than the remaining outstanding obligated amount.

Because we have agreed under the note purchase agreement amendment (as defined below) to repay our $30.0 million of outstanding senior secured notes in full by the end of the second quarter of 2023, if we do not receive the remaining $68.2 million due to us in connection with the liquidity transactions, and if we are unable to raise additional capital from other financing sources, including from the February 2023 ATM (as defined below), the disposition of the pledged collateral, or otherwise, and/or achieve the anticipated benefits of our identified and to be identified cost savings and working capital management, including our corporate workforce reduction announced in December 2022 and any additional cost reduction initiatives, we expect that we will be unable to meet our current obligations and that we will be unable to continue as a going concern, as early as the end of the second quarter of 2023.

Our ability to continue as a going concern requires us to have sufficient capital to meet our minimum liquidity covenant, as applicable, as well as to continue to make investments and to fund our operations. As discussed more below, because we have agreed to repay our $30.0 million of outstanding senior secured notes in full by the end of the second quarter of 2023, our operating cash flows alone are not expected to provide us with sufficient capital to continue to make investments and to fund our operations for the twelve months following the date of this report, and as early as the end of the second quarter of 2023 based on our current operating plans and programs, we are dependent upon our ability to receive the remaining $68.2 million due to us in connection with the liquidity transactions, any cash proceeds from the disposition of the pledged collateral, if any, our ability to obtain additional funding and raise additional capital, including as a result of the February 2023 ATM or otherwise, and our ability to achieve the anticipated savings through the implementation of expense reductions in areas identified and to be identified by us in product, technology, general and administrative costs and marketing expenditures. In addition to the foregoing, we may also seek to pursue and execute financing opportunities, a business combination or other strategic transaction, although there is no assurance that we can identify or consummate any such transaction.

Absent additional debt or equity funding or expense and operating adjustments, we cannot assure you that our future cash and cash equivalents, together with cash generated from operations, will be sufficient to allow us to fund our operations or any future growth, including to attract and retain customers. If such financing is not available and such expense and operating adjustments cannot be made, we will be unable to operate our business, develop new business or execute on our strategic plan, and our operating results would suffer. Additionally, any new debt financing may increase expenses, contain covenants that further restrict the operation of our business, and will need to be repaid regardless of operating results. For example, covenants contained in our senior secured notes include limitations on our ability to pay dividends; create, incur or assume indebtedness or liens; consummate a merger, sale, disposition or similar transaction; engage in transactions with affiliates; and make investments. Additional equity financing, debt financing that is convertible into equity, or debt or equity financing in which we issue equity or derivative securities, including any shares of Class A common stock issuable in connection with the liquidity transactions, other financing transactions, business combinations or strategic transactions would result in dilution to our existing stockholders.

If we are not able to secure adequate additional funding, we may be forced to make additional reductions in spending, extend payment terms with suppliers, liquidate assets where possible, and/or suspend or curtail planned programs. Any of these actions could materially harm our business, results of operations, and future prospects. In addition, we could also be forced to commence a bankruptcy or take other defensive action, which would materially adversely affect our business, financial condition and operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources."

Our indebtedness could materially adversely affect our business and financial condition. In particular, any failure to comply with the covenants in the note purchase agreement or failure to timely pay the accelerated payment obligations agreed to in March 2023 would materially adversely affect our business

As of December 31, 2022, we had $30.0 million in outstanding borrowings under our senior secured notes pursuant to the note purchase agreement. Our debt could have important consequences for our business, including: making it more difficult for us to satisfy our obligations under the senior secured notes or to our trade or other creditors; increasing our vulnerability to adverse economic or industry conditions; limiting our ability to obtain additional financing to fund our existing operations or any future expansion of our business, including our strategic plan to achieve and maintain net revenue growth, particularly when the availability of financing in the capital markets may be limited; requiring us to dedicate a substantial portion of our cash flow from operations for payments on our indebtedness and thus reducing the availability of our cash flow to fund working capital, capital expenditures, business development, acquisitions and general corporate or other requirements; increasing our vulnerability to and limiting our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate; increasing our vulnerability to general adverse conditions; restricting us from making acquisitions or cause us to make non-strategic divestitures; placing us at a competitive disadvantage to less-leveraged competitors; and limiting our ability to obtain additional debt and equity financing for working capital, capital expenditures, business development, debt service requirements, acquisitions and general corporate or other purposes.

In addition, on March 15, 2023, we entered into a waiver, consent, and amendment to the note purchase agreement (the "note purchase agreement amendment"), pursuant to which we agreed to pay the full outstanding principal balance on the senior secured notes in four amortization installments, including all accrued and unpaid interest, as follows: $7.5 million paid in connection with the signing of the note purchase agreement amendment; $7.5 million on April 15, 2023; $7.5 million on May 15, 2023; and $7.5 million on June 15, 2023. Under the note purchase agreement amendment, the noteholder also agreed to reduce the minimum liquidity covenant amount on a dollar-for-dollar basis equal to the amount of the amortization payments (subject to a $10.0 million floor until the debt is repaid in full). Further, conditioned upon the timely payment of all of the amortization payments, the noteholder agreed to waive all prepayment premiums and the ESG KPI Fee (as defined below) that would otherwise have been owing by us at maturity. Furthermore, in connection with the note purchase agreement amendment, the noteholder consented to the surrender of ownership to us, by the pledgor, of certain pledged shares, in satisfaction of certain obligations of the pledgor under the pledge agreement, should such a surrender of collateral be agreed by us and the pledgor. The note purchase agreement amendment also clarified that such pledged shares, when surrendered, would become collateral for our obligations under the note purchase agreement. The note purchase agreement amendment also contains additional and modified reporting and information requirements, including the removal of a requirement to deliver an audit opinion of our independent registered public accounting firm relating to our financial statements for the year ended December 31, 2022 that does not include a "going concern" explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. The note purchase agreement amendment also clarifies that to the extent, if any, that certain prior events related to the Pledge Agreement or amendments to the RJB Purchase Agreement constituted defaults under the note purchase agreement, such defaults are waived, although it is our position that no such defaults existed at any time.

Our ability to make scheduled payments on the accelerated terms agreed to under the note purchase agreement amendment, or to refinance our debt obligations, including the senior secured notes, depends on our financial condition and operating performance and the condition of the debt and capital markets, which are subject to prevailing economic, industry and competitive conditions, as well as certain financial, business, legislative, political, regulatory and other factors beyond our control. We expect to use cash flow from operations to meet our current and future financial obligations, including funding our operations, debt service requirements and capital expenditures. Our business may not generate sufficient cash flow from operations in the future, which could result in our being unable to repay indebtedness or to fund other liquidity needs. In addition, the note purchase agreement governing the senior secured notes contains covenants that will limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default, which, if not cured or waived, could result in the acceleration of all of our indebtedness.

We have a history of losses, and we may be unable to achieve or sustain profitability.

We have experienced net losses in each year since our inception. In the years ended December 31, 2022, 2021 and 2020, we incurred net losses of $109.7 million, $88.4 million, and $46.2 million, respectively. In December 2022, we identified multiple initiatives to both reduce expense and streamline decision-making and organization structure, including a plan for meaningful reduction on marketing and consulting expenses, including a reduction of approximately 10% of our total corporate workforce, inclusive of both then current and vacant roles, of up to an aggregate of approximately $50.0 million. We may also increase marketing expenses in the future in the event we are able to receive the remaining $68.2 million due to us in connection with the liquidity transactions, raise additional capital, including from the February 2023 ATM, the disposition of the pledged collateral, if any, or other financing sources. Our decision to decrease marketing spending starting in December 2022 and in 2023 may negatively impact our ability to continue to attract new and retain existing customers, enhance our technology and infrastructure, our ability to invest to optimize and drive efficiency in our distribution and fulfillment capabilities, and expand our product offerings and we may not succeed in achieving margins sufficient to offset our expenses which may require us to further reduce certain expenditures that could be important to maintaining or increasing our net revenue and margins. If we are able to receive the remaining $68.2 million due to us in connection with the liquidity transactions, raise capital from alternative sources, including from the February 2023 ATM, the disposition of the pledged collateral, if any, or other financing sources, we anticipate that we may again incur substantial operating expenses in the future, including later in 2023, to continue to attract new and retain existing customers, enhance our technology and infrastructure invest to optimize and drive efficiency in our distribution and fulfillment capabilities, and expand our product offerings. If we are able to increase marketing expenditures in the future, our efforts may prove more expensive than we anticipate, and we may not succeed in increasing our customer count, net revenue and margins sufficiently to offset these expenses or at all, which may require us to further reduce certain expenditures that could be important to maintaining or increasing our net revenue and margins. We also incur significant expenses in operating our fulfillment centers, including personnel costs, obtaining and storing ingredients and other products, and developing our technology and we have seen, and may continue to see, as a result of inflation or other factors, higher ingredient, shipping and labor costs, which have, and could continue to have, a negative impact on margins. In addition, many of our expenses, including the costs associated with our fulfillment centers, are fixed. Accordingly, we may not be able to achieve or maintain profitability, maintain efficient variable margins, and we may incur significant losses for the foreseeable future.

We may be unable to successfully execute our strategy. If we fail to cost-effectively acquire new customers or retain our existing customers or if we fail to derive profitable net revenue from our customers, our business would be materially adversely affected.

Our strategy, and our ability to operate profitably depends largely on our ability to cost-effectively acquire new customers, retain existing customers, and to keep customers engaged so that they continue to purchase products from us, including our higher value offerings. If we are unable to cost-effectively acquire new customers, retain our existing customers, or keep customers engaged, our business, financial condition and operating results would be materially adversely affected. For example, the number of our customers declined to approximately 298,000 in the three months ended December 31, 2022 from approximately 336,000 in the three months ended December 30, 2021, and our net revenue declined slightly to $106.8 million from $107.0 million in that same period. While we experienced an increase in demand starting in 2020 due, in part, to the impact the COVID-19 pandemic has had on consumer behaviors, we saw a decrease in demand in 2022 and 2021 compared to 2020 as more normal consumer behaviors patterns started to return. In addition, if, like we did during the height of the COVID-19 pandemic, we face significant disruptions in our supply chain, are unable to continue to operate one or more of our fulfillment centers or are unable to timely deliver orders to our customers, as a result of future surges of COVID-19 or otherwise, we may not be able to retain our customers or attract new customers. Further, to meet increased demand and eliminate complexity in our operations during 2020, we cut back on or delayed certain product offerings and we delayed the launch of other new product offerings that are part of our strategy, and if we need to cut back or delay certain product offerings in the future as a result of, supply chain issues, the pandemic or otherwise, there could be an adverse effect on our ability to retain or attract customers.

We have historically spent significant amounts on advertising and other marketing activities, such as digital and social media, television, radio and podcasts, direct mail, and email, to acquire new customers, retain and engage existing customers, and promote our brand. While we have reduced our marketing expenditures from historic levels, in late 2019, during parts of 2020 and 2021, we increased marketing expenditures to more normal levels. For example, in the fourth quarter of 2021, using a portion of the proceeds from the November 2021 capital raise we significantly increased our marketing expenses. Furthermore, in December 2022, in connection with cost-savings actions, we announced that we were significantly reducing marketing expenses for 2023, and our ability to increase marketing expenses in the future is dependent upon our ability to receive the remaining $68.2 million due to us in connection with the liquidity transactions, our ability to raise additional capital, including from the February 2023 ATM, the disposition of the pledged collateral, if any, or other financing sources. For the years ended December 31, 2022, 2021, and 2020, our marketing expenses were $84.1 million, $72.1 million, and $49.9 million, respectively, representing approximately 18.3%, 15.3%, and 10.8% of net revenue, respectively. If we are unable to deliver results from our new marketing strategy, or otherwise effectively manage expenses and cash flows, we may further reduce spending, to the extent needed in order to comply with the liquidity covenant or accelerated premium payment obligations we agreed to in March 2023 under our senior secured notes or to preserve cash, which may materially adversely impact net revenue and our ability to execute our strategy. For example, in late 2018, we significantly reduced marketing expenditures as part of our efforts to deliberately prioritize operational stability which led to a sustained decrease in the number of customers and revenues in the years thereafter prior to the impact of the COVID-19 pandemic. We expect a reduction in customers and revenues in 2023 as a result of our new marketing strategy, and we cannot assure you that we will not see a significant decrease in customers and revenues. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources."

In addition, if we are able to receive the remaining $68.2 million due to us in connection with the liquidity transactions, secure additional financing or raise additional capital, including from the February 2023 ATM, the disposition of the pledged collateral, if any, or other financing sources, we may fail to identify or execute cost efficient marketing opportunities as we adjust our investments in marketing, including our ability to successfully make new marketing technology investments, or fail to fully understand or estimate the conditions, characteristics and behaviors that drive customer behavior. As we continue to refine our marketing strategy to strategically prioritize customer acquisition channels that we believe will be more successful at attracting high affinity customers, we may fail to identify channels that accomplish this objective or fail to understand or mitigate continuing and new negative effects of reducing our marketing expenses or of limiting our investment in historical marketing channels. Any of these failures may adversely impact our ability to attract or retain potential customers, including by making us less competitive relative to competitors. Additionally, our decision to strategically invest in new and existing customers who we believe have high potential to be valuable to the business may fail to properly identify such customers or retain customers who generate the value that we anticipate. In addition, the increased demand we saw as a result of the impact the COVID-19 pandemic had on consumer behaviors resulted in us, at times, temporarily reducing marketing spend for portions of 2020 in order to manage capacity. If any of our marketing activities prove less successful than anticipated in attracting new customers or retaining existing customers, we may not be able to recover our marketing spend, our cost to acquire new customers may increase, and our existing customers may reduce the frequency or size of their purchases from us. In addition, our third-party marketing partners may not provide adequate value for their services. Any of the foregoing events could materially adversely affect our business, financial condition and operating results, as well as present a risk that we fail to comply with certain covenants under our senior secured notes, which could lead to an event of default under our senior secured notes.

Our net revenue in any period is essentially a function of our ability to attract and retain customers and the frequency and size of the orders placed by those customers. If customers do not perceive our product offerings to be of sufficient value and quality, or if we fail to offer new and relevant product offerings, we may not be able to attract or retain customers or engage existing customers so that they continue to purchase products from us. Many of our new customers originate from referrals from existing customers, and therefore we must ensure that our existing customers remain loyal to us in order to continue receiving those referrals. Our new customers typically evaluate whether our product offerings fit their lifestyles, tastes and preferences before deciding whether to continue purchasing our product offerings and, if so, the frequency at which they make purchases. While an increase in order frequency or size could potentially offset losses of customers and, similarly, an increase in the number of customers could potentially offset a reduction in the frequency or size of the orders placed by our customers, our continued failure to attract and retain customers would materially adversely affect our business, financial condition and operating results.

If we fail to effectively attain or manage any future net revenue growth, or if we fail to effectively manage costs, our business could be materially adversely affected.

Our net revenue increased from $460.6 million in 2020 to $470.4 million in 2021 and decreased to $458.5 million in 2022. The number of our full-time employees declined from 1,934 at December 31, 2020 to 1,795 at December 31, 2021 and to 1,541 at December 31, 2022. Our ability to grow net revenue in the future is dependent upon our ability to receive the remaining $68.2 million due to us in connection with the liquidity transactions, our ability to secure additional funding and raise additional capital, including from the February 2023 ATM, the disposition of the pledged collateral, if any, or other financing sources. As such, we expect that our current marketing reduction plans and any future reductions in marketing investments will impact our net revenue. If our net revenues continue to decline faster than we anticipate or if we do not effectively manage our costs, or if we fail to recognize the benefits of past or any future price increases, or if we fail to accurately forecast net revenue to plan operating expenses, our business, financial condition and operating results would be materially adversely affected. In addition, any future growth and expansion of our business and our product offerings may place additional demands on our operations teams and require significant additional financial, operational, human capital, technological and other resources to meet our needs, which may not be available in a cost-effective manner or at all. We are also required to manage relationships with various suppliers and other third parties, and expend time and effort to integrate new suppliers into our fulfillment operations. If we do not effectively manage costs, including as a result of inflation or our ability to realize the benefits of the non-marketing cost reductions we identified in December 2022, we may not be able to execute on our business plan, respond to competitive pressures, take advantage of market opportunities, satisfy customer requirements, maintain high quality product offerings, or maintain compliance with our accelerated payment obligations and certain covenants in our senior secured notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources."

In addition, changes to our actual or projected operating results may indicate that the carrying value of our long-lived assets may not be recoverable, which may require us to recognize impairment charges on any of our assets, or require us to reduce investment in the business or engage in additional business restructurings and incur additional restructuring charges. These changes may include any deterioration of operating results, changes in business plans or changes in anticipated cash flows. Any significant shortfall, now or in the future, in net revenue resulting from our inability to resume and sustain net revenue growth or to effectively manage our net revenue or any future growth could lead to an indication that the carrying value of our long-lived assets may not be recoverable, which could result in an impairment. Any such charges could materially adversely affect our business, financial condition and operating results.

Changes in food costs and availability could materially adversely affect our business.

The success of our business depends in part on our ability to anticipate and react to changes in food and supply costs and availability. We are susceptible to increases in food costs as a result of factors beyond our control, such as general economic conditions, inflation, market changes, increased competition, exchange rate fluctuations, seasonal fluctuations, shortages or interruptions, weather conditions, changes in global climates, global demand, food safety concerns, public health crises, such as pandemics and epidemics, generalized infectious diseases, changes in law or policy, wars, declines in fertile or arable lands, product recalls and government regulations. For example, any prolonged negative impact of inflationary periods, such as the current inflationary environment, on food, supply and logistics costs and availability could materially and adversely impact our business, financial condition and operating results. In addition, deflation in food prices could reduce the attractiveness of our product offerings relative to competing products and thus impede our ability to maintain or increase overall sales, while food inflation, particularly periods of rapid inflation, have and could continue to reduce our operating margins as there may be a lag between the time of the price increase and the time at which we are able to increase the price of our product offerings. We generally do not have long term supply contracts or guaranteed purchase commitments with our food suppliers, and we do not hedge our commodity risks. In limited circumstances, we may enter into strategic purchasing commitment contracts with certain suppliers, but many of these contracts are relatively short in duration and may provide only limited protection from price fluctuations, and the use of these arrangements may limit our ability to benefit from favorable price movements. As a result, we may not be able to anticipate, react to or mitigate against cost fluctuations which could materially adversely affect our business, financial condition and operating results.

Any increase in the prices of the ingredients most critical to our recipes, or scarcity of such ingredients, such as vegetables, poultry, beef, pork and seafood, would adversely affect our operating results. Alternatively, in the event of cost increases or decrease of availability with respect to one or more of our key ingredients, we may choose to temporarily suspend including such ingredients in our recipes, rather than paying the increased cost for the ingredients. Any such changes to our available recipes could materially adversely affect our business, financial condition and operating results.

Restrictive covenants in the note purchase agreement governing the senior secured notes may limit our ability to pursue our business strategies.

The note purchase agreement governing the senior secured notes limits our ability, and the terms of any future indebtedness may limit our ability, among other things, to:

- incur or guarantee additional indebtedness or issue certain preferred stock;

- make capital expenditures;

- make certain investments;

- pay dividends or make distributions on our capital stock or make certain other restricted payments;

- sell assets, including capital stock of our subsidiaries;

- enter into certain transactions with our affiliates;

- create or incur liens on certain assets;

- agree to payment restrictions affecting our restricted subsidiaries; and

- consolidate, merge, sell or otherwise dispose of all or substantially all of our assets.

In addition, the note purchase agreement, as amended by the note purchase agreement amendment, contains (i) a liquidity maintenance covenant, which requires our liquidity (as defined in the notes purchase agreement) to be no less than $25.0 million, which reduces to $17.5 million in connection with the first $7.5 million amortization payment; and which will be further reduced to $10.0 million until the senior secured notes are repaid in full after the second amortization payment is made, and (ii) an asset coverage ratio covenant, which requires our liquidity to be no less than 1.25:1.00 on each quarterly test date.

A breach of the covenants or restrictions under the note purchase agreement could result in a default thereunder. Any such default may allow the noteholder to accelerate the notes and may result in the acceleration of any other future debt to which a cross-acceleration or cross-default provision applies. If we are unable to repay the amounts due and payable under the note purchase agreement, holders of the senior secured notes could, pursuant to the security documents proceed against the collateral in which they have first-priority security interests. In the event the holders of senior secured notes accelerate the repayment of the senior secured notes, we cannot assure you that we would have sufficient assets to repay such indebtedness or be able to borrow or raise additional equity in an amount sufficient to repay such indebtedness. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or on terms acceptable to us. As a result of these restrictions, we may be:

- limited in how we conduct our business and execute our business strategy;

- unable to raise additional debt or equity financing to fund our operations; or

- unable to compete effectively or to take advantage of new business opportunities.

These restrictions may also affect our ability to grow in accordance with our growth plans.

If we fail to successfully improve our customer experience, including by continuing to develop new product offerings and enhancing our existing product offerings and enhancing our digital experience and developing our technology infrastructure, our ability to attract new customers and retain existing customers may be materially adversely affected, and we may not be able to comply with the covenants in our senior secured notes.

Our customers have a wide variety of options for purchasing food, including traditional and online grocery stores and restaurants, and consumer tastes and preferences may change from time to time, including as they did in 2020 and parts of 2021 as a result of the COVID-19 pandemic and the resulting restrictions that were affected throughout most of the United States, which limited some of these options for consumers. Our ability to retain existing customers, attract new customers and increase customer engagement with us will depend in part on our ability to successfully improve our customer experience, including by having sufficient funds to continue creating and introducing new product offerings, improving upon and enhancing our existing product offerings and strengthening our customers' digital interactions with our brand and products through an enhanced technology infrastructure, including online and mobile. As a result, we may introduce significant changes to our existing product offerings, develop and introduce new and unproven product offerings, revise our customers' digital experiences and/or offer our products through new distribution channels. If our new or enhanced product offerings are unsuccessful, including because they fail to generate sufficient net revenue or operating profit to justify our investments in them, or if we are unable to timely develop enhancements to our technology infrastructure, we may be unable to attract or retain customers, and our business and operating results could be materially adversely affected. Furthermore, new or shifting customer demands, tastes or interests, superior competitive offerings or a deterioration in our product quality or our ability to bring new or enhanced product offerings to market quickly and efficiently could negatively affect the attractiveness of our products and the economics of our business and require us to make substantial changes to and additional investments in our product offerings or business model. In addition, we frequently experiment with and test different product offerings and marketing and pricing strategies, such as our implementation of a shipping charge on all subscription meal kit and wine orders in 2021 and our new meal and wine price increase implemented in the second quarter of 2022, as well as our customers' digital experiences, including by updating our online and mobile platforms. If these experiments, tests and updates are unsuccessful, or if the product offerings and strategies we introduce based on the results of such experiments, tests and updates do not perform as expected, our ability to retain existing customers, attract new customers, and increase customer engagement may be adversely affected.

Developing and launching new product offerings or enhancements to our existing product offerings involves significant risks and uncertainties, including risks related to the reception of such product offerings by our existing and potential future customers, increases in operational complexity, unanticipated delays or challenges in implementing such offerings or enhancements, increased strain on our operational and internal resources (including an impairment of our ability to accurately forecast demand and related supply), inability to adequately support new offerings or enhancements with sufficient technology and marketing investment and negative publicity in the event such new or enhanced product offerings are perceived to be unsuccessful. In addition, as a result of both the increased demand we saw as a result of the impact the COVID-19 pandemic had on consumer behaviors and due to pandemic-related labor shortages, in 2020 we delayed, and may in the future delay, launching certain new product offerings or cut back on certain weekly cycles in order to remove some operational complexities to meet demand levels, which may have an adverse effect on our ability to retain or attract new customers. In addition, in connection with our expense reduction efforts introduced in December 2022, we expect to be less focused on new product development in 2023.

Significant new initiatives have in the past resulted in, and any new initiatives may in the future result in, operational challenges affecting our business. In addition, developing and launching certain new product offerings and enhancements to our existing product offerings may involve significant capital investments and such investments may not prove to be justified. Any of the foregoing risks and challenges could materially adversely affect our ability to attract and retain customers as well as our visibility into expected operating results, and could materially adversely affect our business, financial condition and operating results.

If we do not successfully maintain, operate and optimize our fulfillment centers and logistics channels, and manage our ongoing real property and operational needs, our business, financial condition and operating results could be materially adversely affected.

If we do not successfully maintain, operate and optimize our fulfillment centers, or if we vacate these facilities, or repurpose parts of these facilities as part of our operating efficiency initiatives or otherwise, we may experience insufficient or excess fulfillment capacity, increased costs, impairment charges or other harm to our business. For example, following the closure of the Arlington, Texas fulfillment center in the first half of 2020, we temporarily reopened it in January 2021 to leverage existing assets to meet forecasted demand while we continued to identify and implement other operating efficiencies in our other fulfillment centers; we then closed the Arlington fulfillment center in April 2021, consolidating production volume at our other fulfillment centers. We have encountered in the past, and may encounter in the future, both as a result of the COVID-19 pandemic and otherwise, higher levels of worker absenteeism and difficulty in hiring a sufficient number of employees to adequately staff our fulfillment centers, causing us to use higher levels of temporary workers through third parties, generally at greater cost and providing lower levels of performance, and to cancel or delay customer orders and close some weekly offering cycles early to manage demand. If we do not have sufficient fulfillment capacity or experience problems or delays in fulfilling orders, our customers may experience delays in receiving their meal deliveries, receive deficient orders and/or have their orders canceled, which could harm our reputation and our customer relationships and could materially adversely affect our business, financial condition and operating results. In addition, any disruption in, or the loss of operations at, one or more of our fulfillment centers, even on a short-term basis, whether as a result of COVID-19 or otherwise, could delay or postpone production of our products, which could materially adversely affect our business, financial condition and operating results.

If events or circumstances indicate that the carrying value of our long-lived assets may not be recoverable, we may be required to recognize impairment charges on any of our assets. For example, in 2017 we recorded impairment charges of $9.5 million on long-lived assets primarily related to the transition of all of our Jersey City fulfillment center operations to our fulfillment center in Linden, New Jersey, as well as our decision to no longer pursue the planned build-out of the Fairfield, California facility, which lease was terminated on March 30, 2020. We also rely on fixed duration leases for our other real properties, including for our headquarters in New York, New York, which we entered into in October 2019 and expires in December 2024. If we are unable to timely enter into suitable lease agreements or extensions for any of our real properties, we may incur additional unanticipated costs associated with identifying and securing an alternative premise, suffer disruptions to our operations as a result of any necessary transition, face employee attrition or experience other harm to our business. In May 2021, we entered into an agreement to sublease the remainder of our Arlington fulfillment center, which sublease is expected to continue through the duration of our existing lease for the fulfillment center. See "We have implemented significant reorganization activities in our business, including the closure of our fulfillment center in Arlington, Texas in 2020. These and other reorganization activities could have long-term adverse effects on our business, including additional attrition in personnel and the failure to achieve the anticipated benefits and savings from these activities" for more information.

We have designed and built our own fulfillment center infrastructure, including customizing third-party inventory and package handling software systems, which is tailored to meet the specific needs of our business. Furthermore, we are continuing to expand the use of automated production equipment and processes in our fulfillment centers. To the extent we add capacity, capabilities and automated production equipment and processes to our fulfillment centers, our fulfillment operations will become increasingly complex and challenging. Any failure to hire, train and/or retain employees capable of operating our fulfillment centers could materially adversely affect our business, financial condition and operating results. We also may be unable to procure and implement automated production equipment and processes on a timely basis, and they may not operate as intended or achieve anticipated cost efficiencies. For example, suppliers could miss their equipment delivery schedules, new production lines and operations could improve less rapidly than expected, or not at all, the equipment or processes could require longer design time than anticipated or redesigning after installation, and new production technology may involve equipment and processes with which we are not fully experienced. Difficulties we experience in further automating our fulfillment processes could impair our ability to reduce costs and could materially adversely affect our business, financial condition and operating results. Furthermore, we currently, and may in the future continue to, contract with third parties to conduct certain of our fulfillment processes and operations on our behalf. Interruptions or failures in these services, or operational impacts arising from transitioning between these third-party providers, could delay or prevent the delivery of our products and adversely affect our ability to fulfill our customers' orders. In addition, any disruption in the operation of our fulfillment centers, including due to factors such as earthquakes, extreme weather, fires, floods, public health crises, such as pandemics and epidemics, government-mandated closures, power losses, telecommunications failures, acts of war or terrorism, human errors and similar events or disruptions, could materially adversely affect our business, financial condition and operating results.

We may incur future capital expenditures in our fulfillment centers in order to optimize and drive efficiency in our operations. For a discussion of our projected future capital expenditures and risks related to such capital expenditures, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources." If we expand our product offerings in the future, we may be unable to effectively increase our fulfillment capacity or effectively control expansion related expenses. In addition, as we continue to execute our strategy, we may experience problems fulfilling orders in a timely manner or in a manner our customers expect, or our customers may experience delays in receiving their purchases, or, if in the future we grow faster than anticipated, we may exceed our fulfillment center capacity sooner than we anticipate, any of which could harm our reputation and our relationships with our customers. Many of the expenses and investments with respect to our fulfillment centers are fixed, and any expansion of such fulfillment centers will require additional investment of capital. We expect to continue to incur certain capital expenditures in the future for our fulfillment center operations. We may incur such expenses or make such investments in advance of expected sales, and such expected sales may not occur. The timing and amount of our projected capital expenditures is dependent upon a number of factors and may vary significantly from our estimates. We cannot assure you that we will have sufficient capital resources to fund future capital expenditures or if any future capital expenditures will be timely or effectively integrated into our existing operations, any adjustments to production volume, including transitions between fulfillment centers, will be completed on an efficient and timely basis without adversely impacting our operations, that our fulfillment software systems will continue to meet our business needs, or that we will be able to execute on our strategic plans or recruit qualified managerial and operational personnel necessary to support our strategic plans. In addition, we intend to reduce spending on capital expenditures, to the extent needed, if we are unable to deliver results from our strategy, or otherwise effectively manage expenses and cash flows, in order to manage our business and comply with the financial covenants in our senior secured notes, which will negatively and materially impact net revenue and our ability to execute our strategy. Any changes to our overall fulfillment capacity or existing fulfillment center operations will put pressure on our managerial, financial, operational, technological and other resources.

Our business depends on a strong and trusted brand, and any failure to maintain, protect or enhance our brand, including as a result of events outside our control, could materially adversely affect our business.

We have developed a strong and trusted brand, and we believe our future success depends on our ability to maintain and grow the value of the Blue Apron brand. Maintaining, promoting and positioning our brand and reputation will depend on, among other factors, the success of our food safety, quality assurance, marketing and merchandising efforts and our ability to provide a consistent, high quality customer experience. Any negative publicity, regardless of its accuracy, could materially adversely affect our business. Brand value is based in large part on perceptions of subjective qualities, and any incident that erodes the loyalty of our customers or suppliers, including adverse publicity or a governmental investigation or litigation, could significantly reduce the value of our brand and significantly damage our business.

We believe that our customers hold us and our products to a high food safety standard. Therefore, real or perceived quality or food safety concerns or failures to comply with applicable food regulations and requirements, whether or not ultimately based on fact and whether or not involving us (such as incidents involving our competitors), could cause negative publicity and lost confidence in our company, brand or products, which could in turn harm our reputation and sales, and could materially adversely affect our business, financial condition and operating results.

In addition, social media platforms and other forms of Internet-based communications provide individuals with access to broad audiences, and the availability of information on social media platforms is virtually immediate, as can be its impact. Many social media platforms immediately publish the content their participants post, often without filters or checks on accuracy of the content posted. Furthermore, other Internet-based or traditional media outlets may in turn reference or republish such social media content to an even broader audience. Information concerning us, regardless of its accuracy, may be posted on such platforms at any time. Information posted may be adverse to our interests or may be inaccurate, each of which may materially harm our brand, reputation, performance, prospects and business, and such harm may be immediate and we may have little or no opportunity to respond or to seek redress or a correction.

The value of our brand also depends on effective customer support to provide a high-quality customer experience, which requires significant personnel expense. If not managed properly, this expense could impact our profitability. Failure to manage or train our own or outsourced customer support representatives properly, or our inability to hire and/or retain sufficient customer support representatives in sufficient numbers could result in lower-quality customer support and/or increased customer response times, compromising our ability to handle customer complaints effectively. For example, we have experienced labor shortages in the past and, if we experience any future labor shortages, we may have difficulty hiring and retaining customer support representatives, resulting in increased customer response times.

As we have seen disruptions in labor availability from time to time, whether as a result of the COVID-19 pandemic, general market trends or otherwise, we have had to, and may in the future have to, cancel or delay some customer orders, and we have closed, and may continue to close, some weekly offering cycles early to manage demand.

Environmental, social and governance matters may impact our business and reputation.

There has been increased focus, including by consumers, investors and other stakeholders, as well as by governmental and non-governmental organizations, on ESG matters. We have and plan to continue undertaking ESG initiatives. Any failure to meet our ESG commitments could negatively impact our business, financial condition and operating results. These impacts could be difficult and costly to overcome. We are also subject to an ESG covenant under our senior secured notes which may require us to pay a 1% fee upon repayment of the senior secured notes at maturity if we fail to meet that covenant, however, if we timely repay the senior secured notes on the accelerated payment schedule agreed to in March 2023, this fee would be waived.

In addition, achieving our ESG initiatives may result in increased costs in our supply chain, fulfillment, and/or corporate business operations, and could deviate from our initial estimates and have a material adverse effect on our business and financial condition. In addition, standards and research regarding ESG initiatives could change and become more onerous for both for us and our third-party suppliers and vendors to meet successfully. Evolving data and research could undermine our claims and beliefs that we have made in reliance on current research, which could also result in costs, a decrease in net revenue, and negative market perception that could have a material adverse effect on our business and financial condition.

Increased competition presents an ongoing threat to the success of our business.

We expect competition in food sales generally, and with companies providing food delivery in particular, to continue to increase. We compete with other meal kit, food and meal delivery companies, the supermarket industry, including online supermarket retailers, and a wide array of food retailers (including natural and organic, specialty, conventional, mass, discount and other food retail formats). We also compete with a wide array of casual dining and quick service restaurants and other food service businesses in the restaurant industry, as well as a broad range of online wine retailers, wine specialty stores and retail liquor stores. In addition, we compete with food manufacturers, consumer packaged goods companies, and other food and ingredient producers.

We believe that our ability to compete depends upon many factors both within and beyond our control, including:

- our cash resources and related marketing efforts;

- the flexibility and variety of our product offerings relative to our competitors, and our ability to timely launch new product initiatives;

- the quality and price of products offered by us and our competitors;

- our reputation and brand strength relative to our competitors;

- customer satisfaction;

- consumer tastes and preferences and trends in consumer spending, which have changed, and may continue to change, in response to macroeconomic factors, like inflation, the impact of the COVID-19 pandemic or otherwise;

- the size and composition of our customer base;

- the convenience of the experience that we provide;

- the strength of our food safety and quality program;

- our ability to comply with, and manage the costs of complying with, laws and regulations applicable to our business; and

- our ability to cost-effectively source and distribute the products we offer and to manage our operations.

Some of our current competitors have, and potential competitors may have, longer operating histories, larger or more efficient fulfillment infrastructures, greater technical capabilities, significantly greater financial, marketing and other resources and larger customer bases than we do. In addition, business combinations and consolidation in and across the industries in which we compete could further increase the competition we face and result in competitors with significantly greater resources and customer bases than us. Further, some of our other current or potential competitors may be smaller, less regulated, and have a greater ability to reposition their product offerings than companies that, like us, operate at a larger scale. These factors may allow our competitors to derive greater sales and profits from their existing customer base, acquire customers at lower costs, respond more quickly than we can to changes in consumer demand and tastes, or otherwise compete with us effectively, which may adversely affect our business, financial condition and operating results. These competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies, which may allow them to build larger customer bases or generate additional sales more effectively than we do.

Our deliberate decision to reduce marketing expenses for 2023 may negatively impact our ability to compete which may have a material adverse impact on our ability to acquire or retain customers. In addition, as the COVID-19 pandemic's impact on consumer behaviors has tapered, and consumers seek out other dining options or resume traveling, we have and may continue to see an increase in competition, which may be significant, and which could have an adverse effect on our business, financial condition and operating results.

Food safety and food-borne illness incidents or advertising or product mislabeling may materially adversely affect our business by exposing us to lawsuits, product recalls or regulatory enforcement actions, increasing our operating costs and reducing demand for our product offerings.

Selling food for human consumption involves inherent legal and other risks, and there is increasing governmental scrutiny of and public awareness regarding food safety. Unexpected side effects, illness, injury or death related to allergens, food borne illnesses or other food safety incidents (including food tampering or contamination) caused by products we sell, or involving suppliers that supply us with ingredients and other products, could result in the discontinuance of sales of these products or our relationships with such suppliers, or otherwise result in increased operating costs or harm to our reputation. Shipment of adulterated products, even if inadvertent, can result in criminal or civil liability. Such incidents could also expose us to product liability, negligence or other lawsuits brought by consumers, consumer agencies or others. Any claims brought against us may exceed or be outside the scope of our existing or future insurance policy coverage or limits. Any judgment against us that is in excess of our insurance policy limits or not covered by our policies or not subject to insurance would have to be paid from our cash reserves, which would reduce our capital resources, which could impact our ability to execute our strategy and/or comply with the accelerated repayment obligations or minimum liquidity covenant in our senior secured notes.

The occurrence of food borne illnesses or other food safety incidents could also adversely affect the price and availability of affected ingredients, resulting in higher costs, disruptions in supply and a reduction in our sales. Furthermore, any instances of food contamination, whether or not caused by our products, could subject us or our suppliers to a food recall pursuant to the Food Safety Modernization Act of the United States Food and Drug Administration, or FDA, and comparable state laws. The risk of food contamination may be also heightened further due to changes in government funding or a government shutdown. Our meat and poultry suppliers may operate only under inspection by the United States Department of Agriculture, or USDA. While USDA meat and poultry inspections are considered essential services, a government shutdown or lapse in funding may increase the risk that inspectors perform their duties inadequately, fail to report for work, or leave their positions without prompt replacement, potentially compromising food safety.

We have been in the past, and could be in the future, subject to food recalls. Food recalls could result in significant losses due to their costs, the destruction of product inventory, lost net revenues due to customer credits and refunds, lost future sales due to the unavailability of the product for a period of time and potential loss of existing customers and a potential negative impact on our ability to retain existing customers and attract new customers due to negative consumer experiences or as a result of an adverse impact on our brand and reputation.

In addition, food companies have been subject to targeted, large-scale tampering as well as to opportunistic, individual product tampering, and we could be a target for product tampering. Forms of tampering could include the introduction of foreign material, chemical contaminants and pathological organisms into consumer products as well as product substitution. Beginning in July 2019, FDA requirements require companies like us to analyze, prepare and implement "food defense" mitigation strategies specifically to address tampering designed to inflict widespread public health harm. If we do not adequately address the possibility, or any actual instance, of product tampering, we could face possible seizure or recall of our products and the imposition of civil or criminal sanctions, which could materially adversely affect our business, financial condition and operating results.

Changes in consumer tastes and preferences or in consumer spending due to inflation or otherwise, and other economic or financial market conditions could materially adversely affect our business.

Our operating results may be materially adversely affected by changes in consumer tastes and preferences. Our future success depends in part on our ability to anticipate the tastes, eating habits and lifestyle preferences of consumers and to offer products that appeal to consumer tastes and preferences. Consumer tastes and preferences may change from time to time and can be affected by a number of different trends and other factors that are beyond our control. For example, our net revenue could be materially adversely affected by changes in consumer demand in response to nutritional and dietary trends, dietary concerns regarding items such as calories, sodium, carbohydrates or fat, or concerns regarding food safety. Our competitors may react more efficiently and effectively to these changes than we can. We cannot provide any assurances regarding our ability to respond effectively to changes in consumer health perceptions or our ability to adapt our product offerings to trends in eating habits. If we fail to anticipate, identify or react to these changes and trends, or to introduce new and improved products on a timely basis, or if we cease offering such products or fail to maintain partnerships that react to these changes and trends, we may experience reduced demand for our products, which could materially adversely affect our business, financial condition and operating results.

In addition, the business of selling food products over the Internet is dynamic and continues to evolve. The market segment for food delivery has grown significantly, and this growth may not continue or may decline, including specifically with respect to the meal solutions sector. If customers cease to find value in this model or otherwise lose interest in our product offerings or our business model generally, we may not acquire new customers in numbers sufficient to sustain growth in our business or retain existing customers at rates consistent with our business model, which could be materially adversely affect our business, financial condition, and operating results.

Furthermore, preferences and overall economic conditions, such as inflation, that impact consumer confidence and spending, including discretionary spending, could have a material impact on our business. Economic conditions affecting disposable consumer income such as employment levels, business conditions, higher rates of inflation, slower growth or recession, market volatility, negative financial news, changes in housing market conditions, the availability of credit, interest rates, tax rates, new or increased tariffs, fuel and energy costs, the effect of natural disasters or acts of terrorism, and other matters, could reduce consumer spending or cause consumers to shift their spending to lower priced alternatives, each of which could materially adversely affect our business, financial condition and operating results.

In addition, the business of selling food products over the Internet is dynamic and continues to evolve. The market segment for food delivery has grown significantly, and this growth may not continue or may decline, including specifically with respect to the meal solutions sector. If customers cease to find value in this model or otherwise lose interest in our product offerings or our business model generally, we may not acquire new customers in numbers sufficient to sustain growth in our business or retain existing customers at rates consistent with our business model, which could be materially adversely affect our business, financial condition, and operating results.

In addition to an adverse impact on demand for our products, uncertainty about, or a decline in, economic conditions could have a significant impact on our suppliers, logistics providers and other business partners, including resulting in financial instability, inability to obtain credit to finance operations and insolvency. Certain of our suppliers, and their manufacturing and assembly activities, are located outside the United States, and as a result our operations and performance depend on both global and regional economic conditions. These and other economic factors could materially adversely affect our business, financial condition and operating results.

Our ability to source quality ingredients and other products is critical to our business, and any disruption to our supply or supply chain could materially adversely affect our business.

We depend on frequent deliveries of ingredients and other products from a variety of local, regional, national and international suppliers, and some of our suppliers may depend on a variety of other local, regional, national and international suppliers to fulfill the purchase orders we place with them. The availability of such ingredients and other products at competitive prices depends on many factors beyond our control, including the number and size of farms, ranches, vineyards and other suppliers that provide crops, livestock and other raw materials that meet our quality and production standards.

We rely on our suppliers, and their supply chains, to meet our quality and production standards and specifications and supply ingredients and other products in a timely and safe manner. We have developed and implemented a series of measures to ensure the safety and quality of our third-party supplied products, including using contract specifications, certificates of identity for some products or ingredients, sample testing by suppliers and sensory based testing. However, no safety and quality measures can eliminate the possibility that suppliers may provide us with defective or out of specification products against which regulators may take action or which may subject us to litigation or require a recall. Suppliers may provide us with food that is or may be unsafe, food that is below our quality standards or food that is improperly labeled. In addition to a negative customer experience, we could face possible seizure or recall of our products and the imposition of civil or criminal sanctions if we incorporate a defective or out of specification item into one of our deliveries.

Furthermore, there are many factors beyond our control which could cause shortages or interruptions in the supply of our ingredients and other products, including adverse weather, environmental factors, natural disasters, prolonged utility outages, unanticipated demand, shipping and distribution issues, labor problems, public health crises, such as pandemics and epidemics, changes in law or policy, food safety issues by our suppliers and their supply chains, and the financial health of our suppliers and their supply chains. For example, any future negative impact on our supply chain as a result of the COVID-19, or other, pandemic, weather, gas prices or otherwise, could materially and adversely impact our business, financial condition and operating results. Production of the agricultural products used in our business may also be materially adversely affected by drought, water scarcity, temperature extremes, scarcity of agricultural labor, changes in government agricultural programs or subsidies, import restrictions, scarcity of suitable agricultural land, crop conditions, crop or animal diseases or crop pests. Failure to take adequate steps to mitigate the likelihood or potential effect of such events, or to effectively manage such events if they occur, may materially adversely affect our business, financial condition and operating results, particularly in circumstances where an ingredient or product is sourced from a single supplier or location.

In addition, unexpected delays in deliveries from suppliers that ship directly to our fulfillment centers or increases in transportation costs, including through increased fuel costs, could materially adversely affect our business, financial condition and operating results. Labor shortages or work stoppages in the transportation industry, long term disruptions to the national transportation infrastructure, reduction in capacity and industry specific regulations such as hours of service rules that lead to delays or interruptions of deliveries could also materially adversely affect our business, financial condition and operating results.

We currently source certain of our ingredients from suppliers located outside of the United States. Any event causing a disruption or delay of imports from suppliers located outside of the United States, including weather, drought, crop related diseases, the imposition of import or export restrictions, restrictions on the transfer of funds or increased tariffs, destination based taxes, value added taxes, quotas or increased regulatory requirements, could increase the cost or reduce the supply of our ingredients and the other materials required by our product offerings, which could materially adversely affect our business, financial condition and operating results. Furthermore, our suppliers' operations may be adversely affected by political and financial instability, resulting in the disruption of trade from exporting countries, restrictions on the transfer of funds or other trade disruptions, each of which could adversely affect our access or ability to source ingredients and other materials used in our product offerings on a timely or cost-effective basis.

We have implemented significant reorganization activities in our business. These and other reorganization activities could have long-term adverse effects on our business, including additional attrition in personnel and the failure to achieve the anticipated benefits and savings from these activities.

We have implemented significant reorganization activities in our business to adjust our cost structure, and we may engage in similar reorganization activities in the future. For example, in December 2022, to better align internal resources with strategic priorities, we announced a reduction in corporate personnel, which resulted in a reduction of approximately 10%, our corporate workforce, inclusive of both then current and vacant roles. As a result, we incurred approximately $1.5 million of employee-related expenses, primarily consisting of severance payments, substantially all of which are cash expenditures to be paid in the first half of 2023. In addition, in February 2020, we announced a plan to close our fulfillment center in Arlington, Texas. As part of this plan, in the first and second quarters of 2020 we transferred all of the remaining production volume from our Arlington, Texas fulfillment center to our Linden, New Jersey and Richmond, California fulfillment centers. These actions resulted and could result in the future in the loss of employees across various functions through attrition or the need for further reductions, the loss of institutional knowledge and expertise and the reallocation and combination of certain roles and responsibilities across our organization, all of which could adversely affect our operations. In addition, there is a risk of reduced employee morale and, as a result, we could face further employee attrition following a reorganization activity. We may also be unable to efficiently transition the production volume between our fulfillment centers or maintain our production efficiencies during or after any such transfer. For example, we temporarily reopened the Arlington fulfillment center in January 2021 to leverage existing assets to meet forecasted demand while we continued to identify and implement other operating efficiencies in our other fulfillment centers; we then closed the Arlington fulfillment center in April 2021, consolidating production volume at our other fulfillment centers.

Other reorganization activities in which we may engage in the future, as well as other ongoing or future cost reduction activities, may reduce our available talent, assets, capabilities and other resources and could slow improvements in our products and services, adversely affect our ability to respond to competition and limit our ability to satisfy customer demands. As a result, our management may need to divert a disproportionate amount of its attention away from our day-to-day strategic and operational activities, and devote a substantial amount of time to managing the organizational changes brought about by our reorganization. If we do not have sufficient resources, we may not be able to effectively manage the changes in our business operations resulting from the reorganization, which may result in weaknesses in our operations, risks that we may not be able to comply with legal and regulatory requirements, loss of business opportunities, loss of employees and reduced productivity among remaining employees. If we are unable to effectively manage these activities, our expenses may be higher than expected, and we may not be able to implement our business strategy or achieve the anticipated benefits and savings from any such activities.

We may also determine to take additional measures to reduce costs, especially if we do not receive the remaining $68.2 million due to us in connection with the liquidity transactions, secure alternative funding or raise additional capital, including from our the February 2023 ATM, the disposition of the pledged collateral, if any, or other financing sources which could result in further disruptions to our operations and present additional challenges to the effective management of our company. For example, if we are unable to deliver results from our strategy, or otherwise effectively manage expenses and cash flows, we intend to further reduce spending, particularly in marketing and capital expenditures, to the extent needed in order to comply with the minimum liquidity covenant in our senior secured notes, which will negatively and materially impact net revenue and our ability to execute our strategy. In addition, delays in implementing planned restructuring activities, unexpected costs, or the failure to meet targeted improvements may diminish the operational or financial benefits we realize from such actions. Any of the circumstances described above could materially adversely affect our business and operating and financial results.

If we lose key management or fail to meet our need for qualified employees with specialized skills, our business, financial condition and operating results could be materially adversely affected.

Our future success is dependent upon our ability to retain key management. Our executive officers and other management personnel are employees "at will" and could elect to terminate their employment with us at any time. For example, since 2017, we have had three different chief executive officers and since 2018 we have had four chief financial officers and three individuals serving in the role of chief operating officers/chief supply chain officer. We do not maintain "key person" insurance on the lives of any of our executive officers.

Our future success is also dependent upon our ability to attract, retain and effectively deploy qualified employees, including management, possessing a broad range of skills and expertise. We may need to offer higher compensation and other benefits in order to attract and retain key personnel in the future, and, to attract top talent, we must offer competitive compensation packages before we have the opportunity to validate the productivity and effectiveness of new employees. Additionally, from time to time we have not been, and we may not in the future be, able to hire sufficient workforce quickly enough or to retain sufficient workforce, or if we do not receive the remaining $68.2 million due to us in connection with the liquidity transactions or raise additional capital, including through the February 2023 ATM, the disposition of the pledged collateral, if any, or other financing sources, we may not have adequate resources to meet our hiring needs, and we must effectively deploy our workforce in order to efficiently allocate our internal resources. For example, in December 2022, in order to better align internal resources with strategic priorities, we announced a reduction in corporate personnel which resulted in a reduction of approximately 10% of our total corporate workforce, inclusive of both then current and vacant roles and we may experience a negative impact of the workforce reduction on executing our strategy. If we fail to hire or retain qualified employees, or effectively deploy our existing personnel, our efficiency and ability to meet our forecasts, our ability to successfully execute on our strategic plan and our employee morale, productivity and retention could all suffer. Any of these factors could materially adversely affect our business, financial condition and operating results.

Our past net revenue growth masked seasonal fluctuations in our operating results. If our net revenue declines or if it begins to increase at a more moderate rate, or as seasonal patterns become more pronounced, seasonality could have a material impact on our results.

Our business is seasonal in nature, which impacts the levels at which customers engage with our products and brand, and, as a result, the trends of our revenue and our expenses fluctuate from quarter to quarter. For example, prior to the effect of the economic and social impact of the COVID-19 pandemic, we historically anticipated that the first quarter of each year would generally represent our strongest quarter in terms of customer engagement. Conversely, during the summer months and the end of year holidays, when people are vacationing more often or have less predictable weekly routines, we historically anticipated lower customer engagement. In addition, our marketing strategies and expenditures, which may be informed by these seasonal trends, will impact our quarterly results of operations. These seasonal trends may cause our net revenue and our cash requirements to vary from quarter to quarter depending on the variability in the volume and timing of sales. We believe that these seasonal trends have affected and will continue to affect our quarterly results in the future. However, we cannot predict the impact that macroeconomic trends such as inflation may have on seasonality. Our past net revenue growth, due in part to the impact of the COVID-19 pandemic on consumer behaviors, masked seasonality, but if our net revenue continues to decline or if it increases at a moderate rate, or if seasonal spending by our customers becomes more pronounced, seasonality could have a more significant impact on our operating results from period to period. In addition, in the first and second quarters of 2022, we entered into sponsorship agreements with a related party under which we agreed to issue $27.5 million of gift cards (net of promotional discounts), which may result in higher levels of card breakage revenue which may inflate net revenue or mask seasonality in future periods. As of the date of this Annual Report on Form 10-K, we have not yet received the remaining $12.7 million relating to the Sponsorship Gift Cards Agreement. See Note 14 to the consolidated financial statements in this Annual Report on Form 10-K.

We rely on our proprietary technology and data to forecast customer demand and to manage our supply chain, and any failure of this technology, or the quality of our data, could materially adversely affect our business, financial condition and operating results.

We rely on our proprietary technology and data to forecast demand and predict our customers' orders, determine the amounts of ingredients and other supply to purchase, and to optimize our in-bound and out-bound logistics for delivery and transport of our supply to our fulfillment centers and of our product offerings to customers. If this technology fails or produces inaccurate results at any step in this process—such as if the data we collect from customers is insufficient or incorrect, if we over or underestimate future demand, or if we fail to optimize delivery routes to our customers—we could experience increased food waste or shortages in key ingredients, the operational efficiency of our supply chain may suffer (including as a result of excess or shortage of fulfillment center capacity) or our customers may experience delays or failures in the delivery of our product offerings, for example by missing ingredients. Moreover, forecasts based on historical data, regardless of any historical patterns or the quality of the underlying data, are inherently uncertain, and unforeseen changes in consumer tastes or external events could result in material inaccuracy of our forecasts, which could result in disruptions in our business and our incurrence of significant costs and waste. Furthermore, any interruptions or delays in our ability to use or access our proprietary technology could lead to interruptions or delays in our supply chain. The occurrence of any of the foregoing risks could materially adversely affect our business, financial condition and operating results.

The reliable and cost-effective storage, transport and delivery of ingredients and other products and our product offerings is critical to our business, and any interruptions, delays or failures could materially adversely affect our reputation, business, financial condition and operating results.

We maintain arrangements with third parties to store ingredients and other products, to deliver ingredients and other products from our suppliers to our fulfillment centers and to transport ingredients and other products between our fulfillment centers. Interruptions or failures in these services could delay or prevent the delivery of these ingredients and other products to us and therefore adversely affect our ability to fulfill our customers' orders. These interruptions may be due to events that are beyond our control or the control of the third parties with whom we contract.

We also maintain arrangements with third-party transport carriers to deliver the food products we sell to our customers. Interruptions, delays or failures in these carrier services could prevent the timely or proper delivery of these products, which may result in significant product inventory losses given the highly perishable nature of our food products.

These interruptions may be due to events that are beyond our control or the control of these carriers, including adverse weather, natural disasters and public health crises, such as pandemics and epidemics. If these carriers experience performance problems or other difficulties, we may not be able to deliver orders in a timely manner and meet customer expectations, and our business and reputation could suffer. For example, carrier interruptions and delays as a result of the COVID-19 pandemic or otherwise have in the past, and could again in the future impact our ability to deliver orders to our customers which could materially and adversely impact our business, financial condition and operating results. In addition, if we are not able to maintain acceptable pricing and other terms with these carriers, whether as a result of inflation or otherwise, and we do not increase the price of our product offerings, we may experience reduced operating margins.

We rely on third-party transport carriers for the delivery of our wines to our customers. State and federal laws regulate the ability of transport carriers to transport wine, and carriers may be required to obtain licenses in order to deliver wine to our customers. Changes in our access to those carriers, including changes in prices and fuel surcharges or changes in our relationships with those carriers, changes in the laws allowing third party transport of wine, or regulatory discipline against licenses held by those carriers, could materially adversely affect our wine business.

Delivery of the products we sell to our customers could also be affected or interrupted by the merger, acquisition, insolvency, or government shutdown of the carriers we engage to make deliveries. If the products we sell are not delivered in proper condition or on a timely basis, our business and reputation could suffer.

Unionization activities may disrupt our operations and adversely affect our business.

Although none of our employees is currently covered under a collective bargaining agreement, our employees may elect to seek to be represented by labor unions in the future. For example, in April 2018, a local labor union filed an election petition with the National Labor Relations Board seeking to represent certain employees at our Linden, New Jersey facility; however, such employees subsequently voted to not be represented by the union and one of our competitors recently faced a union election in three states. If a significant number of our employees were to become unionized and collective bargaining agreement terms were to deviate significantly from our current compensation and benefits structure, our business, financial condition and operating results could be materially adversely affected. In addition, a labor dispute involving some or all of our employees may harm our reputation, disrupt our operations and reduce our net revenues, and the resolution of labor disputes may increase our costs.

Any failure to adequately store, maintain and deliver quality perishable foods could materially adversely affect our business, financial condition and operating results.

Our ability to adequately store, maintain and deliver quality perishable foods is critical to our business. We store food products, which are highly perishable, in refrigerated fulfillment centers and ship them to our customers inside boxes that are insulated with thermal or corrugate liners and frozen refrigerants to maintain appropriate temperatures in transit and use refrigerated third-party delivery trucks to support temperature control for shipments to certain locations. Keeping our food products at specific temperatures maintains freshness and enhances food safety. In the event of extended power outages, natural disasters or other catastrophic occurrences, failures of the refrigeration systems in our fulfillment centers or third-party delivery trucks, failure to use adequate packaging to maintain appropriate temperatures, or other circumstances both within and beyond our control, our inability to store highly perishable inventory at specific temperatures could result in significant product inventory losses as well as increased risk of food borne illnesses and other food safety risks. Improper handling or storage of food by a customer—without any fault by us—could result in food borne illnesses, which could nonetheless result in negative publicity and harm to our brand and reputation. Further, we contract with third parties to conduct certain fulfillment processes and operations on our behalf. Any failure by such third party to adequately store, maintain or transport perishable foods could negatively impact the safety, quality and merchantability of our products and the experience of our customers. The occurrence of any of these risks could materially adversely affect our business, financial condition and operating results.

Disruptions in our data and information systems could harm our reputation and our ability to run our business.

We rely extensively on data and information systems for our supply chain, order processing, fulfillment operations, financial reporting, human resources and various other operations, processes and transactions. Furthermore, a significant portion of the communications between, and storage of personal data of, our personnel, customers and suppliers depends on information technology. Our data and information systems are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches (including breaches of our transaction processing or other systems that could result in the compromise of confidential customer data), catastrophic events, data breaches and usage errors by our employees or third-party service providers. Our data and information technology systems may also fail to perform as we anticipate, and we may encounter difficulties in adapting these systems to changing technologies or expanding them to meet the future needs of our business. If our systems are breached, damaged or cease to function properly, we may have to make significant investments to fix or replace them, suffer interruptions in our operations, incur liability to our customers and others or face costly litigation, and our reputation with our customers may be harmed. We also rely on third parties for a majority of our data and information systems, including for third-party hosting and payment processing. If these facilities fail, or if they suffer a security breach or interruption or degradation of service, a significant amount of our data could be lost or compromised and our ability to operate our business and deliver our product offerings could be materially impaired. In addition, various third parties, such as our suppliers and payment processors, also rely heavily on information technology systems, and any failure of these systems could also cause loss of sales, transactional or other data and significant interruptions to our business. Any material interruption in the data and information technology systems we rely on, including the data or information technology systems of third parties, could materially adversely affect our business, financial condition and operating results.

Our business is subject to data security risks, including security breaches.

We, or our third-party vendors on our behalf, collect, process, store and transmit substantial amounts of information, including information about our customers and suppliers. We take steps to protect the security and integrity of the information we collect, process, store or transmit, but there is no guarantee that inadvertent or unauthorized use or disclosure will not occur or that third parties will not gain unauthorized access to this information despite such efforts. Security breaches, computer malware, computer hacking attacks and other compromises of information security measures have become more prevalent in the business world and may occur on our systems or those of our vendors in the future. Large Internet companies and websites have from time to time disclosed sophisticated and targeted attacks on portions of their websites, and an increasing number have reported such attacks resulting in breaches of their information security. We and our third-party vendors are at risk of suffering from similar attacks and breaches. Although we take steps to maintain confidential and proprietary information on our information systems, these measures and technology may not adequately prevent security breaches and we rely on our third-party vendors to take appropriate measures to protect the security and integrity of the information on those information systems. Because techniques used to obtain unauthorized access to or to sabotage information systems change frequently and may not be known until launched against us, we may be unable to anticipate or prevent these attacks. In addition, we have experienced, and may experience in the future, a "credentials stuffing" incident, which is where a third party is able to illicitly obtain a customer's identification and password credentials on the dark web to access a customer's account and certain account data. We have also experienced, and may experience in the future, fraudulent use of promotional coupons or gift card codes.

Any actual or suspected security breach or other compromise of our security measures or those of our third-party vendors, whether as a result of hacking efforts, denial of service attacks, viruses, malicious software, break ins, phishing attacks, social engineering or otherwise, could harm our reputation and business, damage our brand and make it harder to retain existing customers or acquire new ones, require us to expend significant capital and other resources to address the breach, and result in a violation of applicable laws, regulations or other legal obligations. Our insurance policies may not be adequate to reimburse us for direct losses caused by any such security breach or indirect losses due to resulting customer attrition.

We rely on email and other messaging services to connect with our existing and potential customers. Our customers may be targeted by parties using fraudulent spoofing and phishing emails to misappropriate passwords, payment information or other personal information or to introduce viruses through Trojan horse programs or otherwise through our customers' computers, smartphones, tablets or other devices. Despite our efforts to mitigate the effectiveness of such malicious email campaigns through product improvements, spoofing and phishing may damage our brand and increase our costs. Any of these events or circumstances could materially adversely affect our business, financial condition and operating results.

We are subject to risks associated with payments to us from our customers and other third parties, including risks associated with fraud.

Nearly all of our customers' payments are made by credit card or debit card. We currently rely exclusively on one third-party vendor to provide payment processing services, including the processing of payments from credit cards and debit cards, and our business would be disrupted if this vendor becomes unwilling or unable to provide these services to us and we are unable to find a suitable replacement on a timely basis. We are also subject to payment brand operating rules, payment card industry data security standards and certification requirements, which could change or be reinterpreted to make it more difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from customers, which would make our services less convenient and attractive to our customers and likely result in a substantial reduction in net revenue. We may also incur losses as a result of claims that the customer did not authorize given purchases, fraud, erroneous transmissions and customers who have closed bank accounts or have insufficient funds in their accounts to satisfy payments owed to us.

We are subject to, or voluntarily comply with, a number of other laws and regulations relating to the payments we accept from our customers and third parties, including with respect to money laundering, money transfers, privacy, and information security, and electronic fund transfers. These laws and regulations could change or be reinterpreted to make it difficult or impossible for us to comply. If we were found to be in violation of any of these applicable laws or regulations, we could be subject to civil or criminal penalties and higher transaction fees or lose our ability to accept credit and debit card payments from our customers, process electronic funds transfers or facilitate other types of online payments, which may make our services less convenient and less attractive to our customers and diminish the customer experience.

The termination of, or material changes to, our relationships with key suppliers or vendors could materially adversely affect our business, financial condition and operating results.

We currently depend on a limited number of suppliers for some of our key ingredients. We strive to work with suppliers that engage in certain growing, raising or farming standards that we believe are superior to conventional practices and that can deliver products that are specific to our quality, food safety and production standards. Currently, there are a limited number of meat and seafood suppliers that are able to simultaneously meet our standards and volume requirements. As such, these suppliers could be difficult to replace if we were no longer able to rely on them. We also work with suppliers that produce specialty or unique ingredients for us. It can take a significant amount of time and resources to identify, develop and maintain relationships with certain suppliers, including suppliers that produce specialty or unique products for us. In the event of any disruptions to our relationships with our suppliers of specialty products, the ingredients they produce for us would be difficult to replace. The termination of, or material changes to, arrangements with key suppliers or vendors, disagreements with key suppliers or vendors as to payment or other terms, or the failure of a key supplier or vendor to meet its contractual obligations to us may require us to contract with alternative suppliers or vendors. For example, the failure of a key supplier to meet its obligations to us or otherwise deliver ingredients at the volumes that meet our quality and production standards could require us to make purchases from alternative suppliers or make changes to our product offerings. If we have to replace key suppliers or vendors, we may be subject to pricing or other terms less favorable than those we currently enjoy, and it may be difficult to identify and secure relationships with alternative suppliers or vendors that are able to meet our volume requirements, food safety and quality or other standards. If we cannot replace or engage suppliers or vendors who meet our specifications and standards in a short period of time, we could encounter increased expenses, shortages of ingredients and other items, disruptions or delays in customer shipments or other harm. In this event, we could experience a significant reduction in sales and incur higher costs for replacement goods and customer refunds during the shortage or thereafter, any of which could materially adversely affect our business, financial condition and operating results.

In our wine business, we rely on the use of third-party alternating proprietorship winemaking facilities. We rely on the host or owner of such facilities to ensure that the facilities are operational and maintained in good condition. Changes in those facilities or our access to those facilities, including changes in prices or changes in our relationships with the third parties who own and operate those facilities, or regulatory discipline against licenses held by those third parties, or any failure by such third parties to maintain their facilities in good condition, may impair our ability to produce wines at such facilities and could materially adversely affect our wine business.

Our results could be adversely affected by natural disasters, public health crises, such as pandemics and epidemics, political crises or other catastrophic events.

Natural disasters, such as hurricanes, tornadoes, floods, earthquakes, droughts and other adverse weather and climate conditions; crop pests or diseases; animal diseases; unforeseen public health crises, such as pandemics and epidemics, such as the COVID-19 pandemic; political crises, such as terrorist attacks, war and other political instability or uncertainty; or other catastrophic events, whether occurring in the United States or internationally, could disrupt our operations or the operations of one or more of our suppliers or vendors. In particular, these types of events could impact our supply chain from or to the impacted region given our dependency on frequent deliveries of ingredients and other products from a variety of local, regional and national suppliers. In addition, these types of events could adversely affect consumer spending in the impacted regions or our ability to deliver our products to our customers safely, cost-effectively or at all. To the extent any of these events occur, our business, financial condition and operating results could be materially and adversely affected.

We have identified a material weakness in our internal controls over financial reporting related to ineffective information technology general controls. Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act in the future could have a material adverse effect on our business and stock price.

As a public company, we are required to comply with the rules of the SEC implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which requires management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. We are required to disclose changes made in our internal controls and procedures on a quarterly basis and to make annual assessments of our internal control over financial reporting pursuant to Section 404. In addition, as of January 1, 2023, we are no longer an emerging growth company and therefore, as an accelerated filer with annual revenues greater than $100 million, our independent registered public accounting firm is now required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 .Our independent registered public accounting firm, and management, may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

To comply with the requirements of being a public company, we have undertaken various actions, and may need to take additional actions, such as implementing new internal controls and procedures and hiring additional accounting or internal audit staff. Testing and maintaining internal control can divert our management's attention from other matters that are important to the operation of our business.

Additionally, when evaluating our internal control over financial reporting, we may identify material weaknesses and significant deficiencies and, as of December 31, 2022, our management has identified a material weakness in internal controls related to ineffective information technology general controls. The material weakness did not result in any identified misstatements to the financial statements and there were no changes to previously identified financial results. Management has developed and is implementing a remediation plan to address the material weakness. However, we cannot assure you that the testing of the operational effectiveness of the new control will be complete within a specific timeframe.

There is no assurance that another material weaknesses or significant deficiencies will not occur or that we will be able to remediate such material weaknesses or significant deficiencies in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. If we identify any material weaknesses in our internal control over financial reporting or are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common stock could be materially adversely affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

Risks Related to Our Intellectual Property

We may be accused of infringing or violating the intellectual property rights of others.

Other parties have claimed or may claim in the future that we infringe or violate their trademarks, patents, copyrights, domain names, publicity rights or other proprietary rights. Such claims, regardless of their merit, could result in litigation or other proceedings and could require us to expend significant financial resources and attention by our management and other personnel that otherwise would be focused on our business operations, result in injunctions against us that prevent us from using material intellectual property rights, or require us to pay damages to third parties. We may need to obtain licenses from third parties who allege that we have infringed or violated their rights, but such licenses may not be available on terms acceptable to us or at all. In addition, we may not be able to obtain or use on terms that are favorable to us, or at all, licenses or other rights with respect to intellectual property that we do not own, which would require us to develop alternative intellectual property. To the extent we rely on open-source software, we may face claims from third parties that claim ownership of the open-source software or derivative works that were developed using such software, or otherwise seek to enforce the terms of the applicable open-source license. Similar claims might also be asserted regarding our in-house software. These risks have been amplified by the increase in intellectual property claims by third parties whose sole or primary business is to assert such claims. As knowledge of our business expands, we are likely to be subject to intellectual property claims against us with increasing frequency, scope and magnitude. We may also be obligated to indemnify affiliates or other partners who are accused of violating third parties' intellectual property rights by virtue of those affiliates or partners' agreements with us, and this could increase our costs in defending such claims and our damages. Furthermore, such affiliates and partners may discontinue their relationship with us either as a result of injunctions or otherwise. The occurrence of these results could harm our brand or materially adversely affect our business, financial position and operating results.

We may not be able to adequately protect our intellectual property rights.

We regard our customer lists and other consumer data, trademarks, service marks, domain names, copyrights, trade dress, trade secrets, know how, proprietary technology and similar intellectual property as critical to our future success. We cannot be sure that our intellectual property portfolio will not be infringed, violated or otherwise challenged by third parties, or that we will be successful in enforcing, defending or combating any such infringements, violations, or challenges. We also cannot be sure that the law might not change in a way that would affect the nature or extent of our intellectual property ownership.

We rely on patent, registered and unregistered trademark, copyright and trade secret protection and other intellectual property protections under applicable law to protect these proprietary rights. While we have taken steps toward procuring trademark registration for several of our trademarks in key countries around the world and have entered or may enter into contracts to assist with the procurement and protection of our trademarks, we cannot assure you that our common law, applied for, or registered trademarks are valid and enforceable, that our trademark registrations and applications or use of our trademarks will not be challenged by known or unknown third parties, or that any pending trademark or patent applications will issue or provide us with any competitive advantage. Effective intellectual property protection may not be available to us or may be challenged by third parties. Furthermore, regulations governing domain names may not protect our trademarks and other proprietary rights that may be displayed on or in conjunction with our website and other marketing media. We may be unable to prevent third parties from acquiring or retaining domain names that are similar to, infringe upon, or diminish the value of our trademarks and other proprietary rights.

We also rely on confidentiality, supplier, license and other agreements with our employees, suppliers and others. There is no guarantee that these third parties will comply with these agreements and refrain from misappropriating our proprietary rights. Misappropriation of our proprietary rights could materially adversely affect our business, financial position and operating results.

We may not be able to discover or determine the extent of any unauthorized use or infringement or violation of our intellectual property or proprietary rights. Third parties also may take actions that diminish the value of our proprietary rights or our reputation. The protection of our intellectual property may require the expenditure of significant financial and managerial resources. Moreover, the steps we take to protect our intellectual property may not adequately protect our proprietary rights or prevent third parties from continuing to infringe or misappropriate these rights. We also cannot be certain that others will not independently develop or otherwise acquire equivalent or superior technology or other intellectual property rights, which could materially adversely affect our business, financial condition and operating results.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to obtain and use information that we regard as proprietary. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Such litigation could be costly, time consuming and distracting to management, result in a diversion of resources, the impairment or loss of portions of our intellectual property and could materially adversely affect our business, financial condition and operating results. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. These steps may be inadequate to protect our intellectual property. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to use information that we regard as proprietary to create product offerings that compete with ours.

Risks Related to Government Regulation of Our Food Operations

We are subject to extensive governmental regulations, which require significant expenditures and ongoing compliance efforts.

We are subject to extensive federal, state and local regulations. Our food processing facilities and products are subject to inspection by the USDA, the FDA and various state and local health and agricultural agencies. Applicable statutes and regulations governing food products include rules for labeling the content of specific types of foods, the nutritional value of that food and its serving size, as well as rules that protect against contamination of products by food borne pathogens and food production rules addressing the discharge of materials and pollutants and animal welfare. Many jurisdictions also provide that food producers adhere to good manufacturing or production practices (the definitions of which may vary by jurisdiction) with respect to processing food. Recently, the food safety practices of the meat processing industry and produce industry have been subject to intense scrutiny and oversight by the USDA and FDA, respectively, and the FDA has begun to evaluate the possible need for new regulations for e-commerce food delivery companies, and future food-borne illness outbreaks or other food safety incidents related to meat or produce could lead to further governmental regulation of our business or of our suppliers. In addition, our fulfillment centers are subject to various federal, state and local laws and regulations relating to workplace safety and workplace health. Our fulfillment centers and offices, as applicable continue to also be subject to additional FDA, Centers for Disease Control and Prevention, Occupational Safety and Health Administration regulations and guidelines and local guidelines relating to COVID-19. Failure to comply with all applicable laws and regulations could subject us, our suppliers or other strategic partners to civil remedies, including fines, injunctions, product recalls or seizures and criminal sanctions, any of which could have a material adverse effect on our business, financial condition and operating results. Furthermore, compliance with current or future laws or regulations could require us to make significant expenditures or otherwise materially adversely affect our business, financial condition and operating results.

Even inadvertent, non-negligent or unknowing violations of federal, state or local regulatory requirements could expose us to adverse governmental action and materially adversely affect our business, financial condition and operating results.

The Federal Food, Drug, and Cosmetic Act, or FDCA, which governs the shipment of foods in interstate commerce, generally does not distinguish between intentional and unknowing, non-negligent violations of the law's requirements. Most state and local laws operate similarly. Consequently, almost any deviation from subjective or objective requirements of the FDCA or state or local law leaves us vulnerable to a variety of civil and criminal penalties.

In the future, we may deploy new equipment, update our facilities or occupy new facilities. These activities require us to adjust our operations and regulatory compliance systems to meet rapidly changing conditions. Although we have adopted and implemented systems to prevent the production of unsafe or mislabeled products, any failure of those systems to prevent or anticipate an instance or category of deficiency could result in significant business interruption and financial losses to us. The occurrence of events that are difficult to prevent completely, such as the introduction of pathogenic organisms from the outside environment into our facilities, also may result in the failure of our products to meet legal standards. Under these conditions we could be exposed to civil and criminal regulatory action.

In some instances, we may be responsible or held liable for the activities and compliance of our third-party vendors, suppliers or other strategic partners, despite limited visibility into their operations. Although we monitor and carefully select our third-party vendors, suppliers, or other strategic partners, they may fail to adhere to regulatory standards, our safety and quality standards or labor and employment practices, and we may fail to identify deficiencies or violations on a timely basis or at all. In addition, a statute in California called the Transparency in Supply Chains Act of 2010 requires us to audit our suppliers with respect to certain risks related to slavery and human trafficking and to mitigate any such risks in our operations, and any failure to disclose issues or other non-compliance could subject us to action by the California Attorney General.

We cannot assure you that we will always be in full compliance with all applicable laws and regulations or that we will be able to comply with any future laws and regulations. Failure to comply with these laws and regulations could materially adversely affect our business, financial condition and operating results.

Changes to law, regulation or policy applicable to foods could leave us vulnerable to adverse governmental action and materially adversely affect our business, financial condition and operating results.

The food industry is highly regulated. We invest significant resources in our efforts to comply with the local, state and federal food regulatory regimes under which we operate. However, we cannot assure you that existing laws and regulations will not be revised or that new, more restrictive laws, regulations, guidance or enforcement policies will not be adopted or become applicable to us, our suppliers or the products we distribute. We also operate under a business model that is relatively new to the food industry, in which we rapidly source, process, store and package meal ingredients— including fresh fruits and vegetables, and poultry, beef and seafood, each of which may be subject to a unique regulatory regime—and ship them directly to consumers in the course of e-commerce transactions. Our business model leaves our business particularly susceptible to changes in and reinterpretations of compliance policies of the FDA and other government agencies, and some of our competitors may interpret the applicability of the same or similar laws and regulations to their businesses differently than we interpret them. Furthermore, it is unclear how the FDA may interpret and enforce certain recently promulgated regulations, such as the requirements regarding food defense mitigation strategies, or if the FDA will adopt new regulations for e-commerce food delivery companies, which present considerable future uncertainty. Recent and ongoing changes in senior federal government officials and policy priorities create additional uncertainty.

Our existing compliance structures may be insufficient to address the changing regulatory environment and changing expectations from government regulators regarding our business model. This may result in gaps in compliance coverage or the omission of necessary new compliance activity.

Our facilities and operations are governed by numerous and sometimes conflicting registration, licensing and reporting requirements.

Our fulfillment centers are required to be registered with the federal government and, depending on their location, are also subject to the authority of state and local governments. In some cases, disparate registration and licensing requirements lead to legal uncertainty, inconsistent government classifications of our operations and unpredictable governmental actions. Regulators may also change prior interpretations of governing licensing and registration requirements. Our relatively new business model leaves us particularly susceptible to these factors. If we misapply or misidentify licensing or registration requirements, fail to maintain our registrations or licenses or otherwise violate applicable requirements, our products may be subject to seizure or recall and our operations subject to injunction. This could materially adversely affect our business, financial condition and operating results.

Similarly, we are required to submit reports to the FDA's Reportable Food Registry in the event that we determine a product may present a serious danger to consumers. The reporting requirement may be triggered based on a subjective assessment of incomplete and changing facts. Our inventory moves very rapidly throughout our supply and distribution chain. Should we fail, in a timely fashion, to identify and report a potentially reportable event which, subsequently, is determined to have been reportable, government authorities may institute civil or criminal enforcement actions against us, and may result in civil litigation against us or criminal charges against certain of our employees. This could materially adversely affect our business, financial condition and operating results.

Good manufacturing process standards and food safety compliance metrics are complex, highly subjective and selectively enforced.

The federal regulatory scheme governing food products establishes guideposts and objectives for complying with legal requirements rather than providing clear direction on when particular standards apply or how they must be met. For example, FDA regulations referred to as Hazard Analysis and Risk Based Preventive Controls for Human Food require that we evaluate food safety hazards inherent to our specific products and operations. We must then implement "preventive controls" in cases where we determine that qualified food safety personnel would recommend that we do so. Determining what constitutes a food safety hazard, or what a qualified food safety expert might recommend to prevent such a hazard, requires evaluating a variety of situational factors. This analysis is necessarily subjective, and a government regulator may find our analysis or conclusions inadequate. Similarly, the standard of "good manufacturing practice" to which we are held in our food production operations relies on a hypothesis regarding what individuals and organizations qualified in food manufacturing and food safety would find to be appropriate practices in the context of our operations. Our business model, and the scale and nature of our operations, have relatively few meaningful comparisons among traditional food companies. Government regulators may disagree with our analyses and decisions regarding the good manufacturing practices appropriate for our operations.

Decisions made or processes adopted by us in producing our products are subject to after the fact review by government authorities, sometimes years after the fact. Similarly, governmental agencies and personnel within those agencies may alter, clarify or even reverse previous interpretations of compliance requirements and the circumstances under which they will institute formal enforcement activity. It is not always possible accurately to predict regulators' responses to actual or alleged food production deficiencies due to the large degree of discretion afforded regulators. We may be vulnerable to civil or criminal enforcement action by government regulators if they disagree with our analyses, conclusions, actions or practices. This could materially adversely affect our business, financial condition and operating results.

Packaging, labeling and advertising requirements are subject to varied interpretation and selective enforcement.

We operate under a novel business model in which we source, process, store and package meal ingredients and ship them directly to consumers. Most FDA requirements for mandatory food labeling are decades old and were adopted prior to the advent of large-scale, direct to consumer food sales and e-commerce platforms. Consequently, we, like our competitors, must make judgments regarding how best to comply with labeling and packaging regulations and industry practices not designed with our specific business model in mind. Government regulators may disagree with these judgments, leaving us open to civil or criminal enforcement action. This could materially adversely affect our business, financial condition and operating results.

We are subject to detailed and complex requirements for how our products may be labeled and advertised, which may also be supplemented by guidance from governmental agencies. Generally speaking, these requirements divide information into mandatory information that we must present to consumers and voluntary information that we may present to consumers. Packaging, labeling, disclosure and advertising regulations may describe what mandatory information must be provided to consumers, where and how that information is to be displayed physically on our materials or elsewhere, the terms, words or phrases in which it must be disclosed, and the penalties for non-compliance.

Voluntary statements made by us or by certain third parties, whether on package labels or labeling, on websites, in print, in radio, on social media channels, or on television, can be subject to FDA regulation, Federal Trade Commission, or FTC, regulation, USDA regulation, state and local regulation, or any combination of the foregoing. These statements may be subject to specific requirements, subjective regulatory evaluation, and legal challenges by plaintiffs. FDA, FTC, USDA and state and local level regulations and guidance can be confusing and subject to conflicting interpretations. Guidelines, standards and market practice for, and consumers' understandings of, certain types of voluntary statements, such as those characterizing the nutritional and other attributes of food products, continue to evolve rapidly, and regulators may attempt to impose civil or criminal penalties against us if they disagree with our approach to using voluntary statements. Furthermore, in recent years the FDA has increased enforcement of its regulations with respect to nutritional, health and other claims related to food products, and plaintiffs have commenced legal actions against a number of companies that market food products positioned as "natural" or "healthy," asserting false, misleading and deceptive advertising and labeling claims, including claims related to such food being "all natural" or that they lack any genetically modified ingredients. Should we become subject to similar claims or actions, consumers may avoid purchasing products from us or seek alternatives, even if the basis for the claim is unfounded, and the cost of defending against any such claims could be significant. The occurrence of any of the foregoing risks could materially adversely affect our business, financial condition and operating results.

Risks Related to Government Regulation of our Wine Business

If we do not comply with the specialized regulations and laws that regulate the alcoholic beverage industry, our business could be materially adversely affected.

Alcoholic beverages are highly regulated at both the federal and state levels. Regulated areas include production, importation, product labeling, taxes, marketing, pricing, delivery, ownership restrictions, prohibitions on sales to minors, and relationships among alcoholic beverage producers, wholesalers and retailers. We cannot assure you that we will always be in full compliance with all applicable regulations or laws, that we will be able to comply with any future regulations and laws, that we will not incur material costs or liabilities in connection with compliance with applicable regulatory and legal requirements, or that such regulations and laws will not materially adversely affect our wine business. We rely on various internal and external personnel with relevant experience complying with applicable regulatory and legal requirements, and the loss of personnel with such expertise could adversely affect our wine business.

Licenses issued by state and federal alcoholic beverage regulatory agencies are required in order to produce, sell and ship wine. We have state and federal licenses, and must remain in compliance with state and federal laws in order to keep our licenses in good standing. Compliance failures can result in fines, license suspension or license revocation. In some cases, compliance failures can also result in cease-and-desist orders, injunctive proceedings or other criminal or civil penalties. If our licenses do not remain in good standing, our wine business could be materially adversely affected.

Our wine business relies substantially on state laws that authorize the shipping of wine by out of state producers directly to in state consumers. Those laws are relatively new in many states, and it is common for the laws to be modified or regulators to change prior interpretations of governing licensing requirements. Adverse changes to laws or their interpretation allowing a producer to ship wine to consumers across state lines could materially adversely affect our wine business.

Other Risks Related to Government Regulation

Government regulation of the Internet, e-commerce and other aspects of our business is evolving, and we may experience unfavorable changes in or failure to comply with existing or future regulations and laws.

We are subject to a number of regulations and laws that apply generally to businesses, as well as regulations and laws specifically governing the Internet and e-commerce and the marketing, sale and delivery of goods and services over the Internet. Existing and future regulations and laws may impede the growth and availability of the Internet and online services and may limit our ability to operate our business. These laws and regulations, which continue to evolve, cover taxation, tariffs, privacy and data protection, data security, pricing, content, copyrights, distribution, mobile and other communications, advertising practices, electronic contracts, sales procedures, automatic subscription renewals, credit card processing procedures, consumer protections, the provision of online payment services, unencumbered Internet access to our services, the design and operation of websites, and the characteristics and quality of product offerings that are offered online. We cannot guarantee that we have been or will be fully compliant in every jurisdiction, as it is not entirely clear how existing laws and regulations governing issues such as property ownership, sales and other taxes, consumer protection, libel and personal privacy apply or will be enforced with respect to the Internet and e-commerce, as many of these laws were adopted prior to the advent of the Internet and e-commerce and do not contemplate or address the unique issues they raise. Moreover, as e-commerce continues to evolve, increasing regulation and enforcement efforts by federal and state agencies and the prospects for private litigation claims related to our data collection, privacy policies or other e-commerce practices become more likely. In addition, the adoption of any laws or regulations, or the imposition of other legal requirements, that adversely affect our ability to market, sell, and deliver our products could decrease our ability to offer, or customer demand for, our offerings, resulting in lower net revenue, and existing or future laws or regulations could impair our ability to expand our product offerings, which could also result in lower net revenue and make us more vulnerable to increased competition. Future regulations, or changes in laws and regulations or their existing interpretations or applications, could also require us to change our business practices, raise compliance costs or other costs of doing business and materially adversely affect our business, financial condition and operating results.

Failure to comply with privacy related obligations, including federal and state privacy laws and regulations and other legal obligations, or the expansion of current or the enactment of new privacy related obligations could materially adversely affect our business.

A variety of federal and state laws and regulations govern the collection, use, retention, sharing, transfer and security of customer data. We also may choose to comply with, or may be required to comply with, self-regulatory obligations or other industry standards with respect to our collection, use, retention, sharing or security of customer data.

We strive to comply with all applicable laws, regulations, self-regulatory requirements, policies and legal obligations relating to privacy, data usage, and data protection. It is possible, however, that these laws, regulations and other obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and which may conflict with other rules or requirements or our practices. We cannot guarantee that our practices have complied, comply, or will comply fully with all such laws, regulations, requirements and obligations.

We have posted our privacy policy which describes our practice related to the collection, use and disclosure of customer data on our website and in our mobile application. Any failure, or perceived failure, by us to comply with our posted privacy policy or with any federal or state laws, regulations, self-regulatory requirements, industry standards, or other legal obligations could result in claims, proceedings or actions against us by governmental entities, customers or others, or other liabilities, or could result in a loss of customers, any of which could materially adversely affect our business, financial condition and operating results. In addition, a failure or perceived failure to comply with industry standards or with our own privacy policy and practices could result in a loss of customers and could materially adversely affect our business, financial condition and operating results.

Additionally, existing privacy related laws, regulations, self-regulatory obligations and other legal obligations are evolving and are subject to potentially differing interpretations. Various federal and state legislative and regulatory bodies may expand current laws or enact new laws regarding privacy matters, and courts may interpret existing privacy related laws and regulations in new or different manners. For example, we are subject to the California Consumer Privacy Act of 2018, which came into effect on January 1, 2020 and its successor, the California Privacy Rights Act, which took effect on January 1, 2023, which require, among other things, that companies that process information on California residents to provide new disclosures to California consumers, allows such consumers to opt out of data sharing with third parties and provides a new cause of action for data breaches. Some other states have adopted, and many other states are considering, similar legislation. While we have invested and may continue to invest in readiness to comply with the applicable legislation, the effects of these new and evolving laws, regulations, and other obligations potentially are far-reaching and may require us to further modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply.

Changes in privacy related laws, regulations, self-regulatory obligations and other legal obligations, or changes in industry standards or consumer sentiment, such as our need to adjust our digital marketing in response to the ongoing elimination of cookie-based tracking, could require us to incur substantial costs or to change our business practices, including changing, limiting or ceasing altogether the collection, use, sharing, or transfer of data relating to consumers. Any of these effects could materially adversely affect our business, financial condition and operating results.

Our failure to collect state or local sales, use or other similar taxes could result in substantial tax liabilities, including for past sales, as well as penalties and interest, and our business could be materially adversely affected.

In general, we have not historically collected state or local sales, use or other similar taxes in any jurisdictions in which we do not have a tax nexus, in reliance on court decisions or applicable exemptions that restrict or preclude the imposition of obligations to collect state and local sales, use and other similar taxes with respect to online sales of our products. In addition, we have not historically collected state or local sales, use or other similar taxes in certain jurisdictions in which we do have a physical presence in reliance on applicable exemptions. On June 21, 2018, the U.S. Supreme Court decided, in South Dakota v. Wayfair, Inc., that state and local jurisdictions may, at least in certain circumstances, enforce a sales and use tax collection obligation on remote vendors that have no physical presence in such jurisdiction. A number of states have already begun, or have positioned themselves to begin, requiring sales and use tax collection by remote vendors and/or by online marketplaces. The details and effective dates of these collection requirements vary from state to state. It is possible that one or more jurisdictions may assert that we have liability for periods for which we have not collected sales, use or other similar taxes, and if such an assertion or assertions were successful it could result in substantial tax liabilities, including for past sales as well as penalties and interest, which could materially adversely affect our business, financial condition and operating results.

Changes in tax treatment of companies engaged in e-commerce could materially adversely affect the commercial use of our sites and our business, financial condition and operating results.

The decision of the U.S. Supreme Court in South Dakota v. Wayfair, Inc., discussed above, permits state and local jurisdictions, in certain circumstances, to impose sales and use tax collection obligation on remote vendors, and a number of states have already begun imposing such obligations on Internet vendors and online marketplaces. In addition, due to the global nature of the Internet, it is possible that various states might attempt to impose additional or new regulation on our business or levy additional or new sales, income or other taxes relating to our activities. Tax authorities at the federal, state, and local levels are currently reviewing the appropriate treatment of companies engaged in e-commerce. New or revised federal, state, or local tax regulations may subject us or our customers to additional sales, income, and other taxes. New or revised taxes and, in particular, sales taxes, value added taxes and similar taxes (including sales and use taxes that we may be required to collect as a result of the Wayfair decision) are likely to increase costs to our customers and increase the cost of doing business online (including the cost of compliance processes necessary to capture data and collect and remit taxes), and such taxes may decrease the attractiveness of purchasing products over the Internet. Any of these events could materially adversely affect our business, financial condition and operating results.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations which could subject our business to higher tax liability.

We may be limited in the portion of net operating loss carryforwards that we can use in the future to offset taxable income for U.S. federal and state income tax purposes. As of December 31, 2022 and 2021, we had U.S. federal net operating loss carryforwards of $563.9 million and $460.9 million, respectively, and state net operating loss carryforwards of $249.7 million and $197.7 million, respectively, that are available to offset future tax liabilities. Of the $563.9 million of federal net operating loss carryforwards, $221.4 million was generated before January 1, 2018 and is subject to a 20-year carryforward period. The remaining $342.5 million can be carried forward indefinitely, but is subject to an 80% taxable income limitation, in any future taxable year. The pre-2018 federal and all state net operating losses will begin to expire in 2032 and 2033, respectively, if not utilized.

Furthermore, Section 382 of the Internal Revenue Code of 1986, as amended ("the Code"), limits the ability of a company that undergoes an "ownership change" (generally defined as a greater than 50 percentage point cumulative change (by value) in the equity ownership of certain stockholders over a rolling three-year period) to utilize net operating loss carryforwards and tax credit carryforwards and certain built-in losses recognized in years after the ownership change. Future changes in our stock ownership, some of which may be outside of our control, could result in an ownership change under Section 382 of the Code. In addition, Section 383 of the Code generally limits the amount of tax liability in any post-ownership change year that can be reduced by pre-ownership change tax credit carryforwards. If we were to undergo an "ownership change," it could materially limit our ability to utilize our net operating loss carryforwards and other deferred tax assets.

Risks Related to Our Class A Common Stock

We may not be able to remain in compliance with the New York Stock Exchange's requirements for the continued listing of our Class A common stock on the exchange.

On December 21, 2022, we were notified by the New York Stock Exchange (the "NYSE") that we were no longer in compliance with the NYSE's continued listing standards set forth in Section 802.01B of the NYSE Listed Company Manual because our average global market capitalization over a consecutive 30 trading-day period was less than $50.0 million and, at the same time, our last reported stockholders' equity was less than $50.0 million. If our average global market capitalization over a consecutive 30 trading-day period drops below $15.0 million, the NYSE will initiate delisting proceedings. As required by the NYSE, on January 6, 2023, we notified the NYSE of our intent to cure the deficiency and restore our compliance with the NYSE continued listing standards. In accordance with applicable NYSE procedures, on February 6, 2023, we submitted a plan advising the NYSE of the definitive actions we have taken and are taking, that would bring us into compliance with the NYSE continued listing standards within 18 months of receipt of the written notice. On February 28, 2023, the NYSE accepted the plan and our Class A common stock will continue to be listed and traded on the NYSE during the 18-month period from December 21, 2022, subject to our compliance with other NYSE continued listing standards and continued periodic review by the NYSE of our progress with respect to our plan. We can provide no assurances that we will be able to satisfy any of the steps outlined in the plan approved by the NYSE and maintain the listing of our shares on the NYSE.

In addition, on December 21, 2022, we were notified by the NYSE that we no longer satisfied the continued listing compliance standard set forth Section 802.01C of the NYSE Listed Company Manual because the average closing price of our Class A common stock was less than $1.00 per share over a consecutive 30-day trading period. The notice has no immediate impact on the listing of our Class A common stock which will continue to trade on the NYSE during the applicable cure period.

We are closely monitoring the closing share price of our Class A common stock and are considering all available options. We intend to regain compliance with the NYSE listing standards by pursing measures that are in our best interest and the best interests of our shareholders, which could include seeking to effect a reverse stock split. Although we anticipate that we will regain compliance with Section 802.01C of the NYSE Listed Company Manual within the cure period, the price of our Class A common stock is influenced by many factors, many of which are beyond our control. There is no assurance that our efforts will be successful, nor is there any assurance that we will remain in compliance with Section 802.01C of the NYSE Listed Company Manual or other NYSE continued listing standards in the future.

A delisting of our Class A common stock could negatively impact our company and holders of our Class A common stock, including by reducing the willingness of investors to hold our Class A common stock because of the resulting decreased price, liquidity and trading of our Class A common stock, limited availability of price quotations, and reduced news and analyst coverage. These developments may also require brokers trading in our Class A common stock to adhere to more stringent rules and may limit our ability to raise capital by issuing additional shares of Class A common stock in the future. Delisting may adversely impact the perception of our financial condition, cause reputational harm with investors, our employees and parties conducting business with us, and limit our access to debt and equity financing. The perceived decrease in value of employee equity incentive awards may reduce their effectiveness in encouraging performance and retention.

The market price of our Class A common stock has been and may in the future be highly volatile, and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, and which could result in substantial losses for investors purchasing our shares.

The stock market in general and the market for our Class A common stock in particular has, from time to time, and may again, experience extreme volatility that has often been unrelated to the operating performance of particular companies. For example, since our initial public offering in June 2017, the market price of our Class A common stock has ranged from a high of $165.00 (adjusted for the reverse stock split that occurred in June 2019) to a low of $0.61. Some of the factors that may cause the market price of our Class A common stock to fluctuate include:

- price and volume fluctuations in the overall stock market from time to time;
- volatility in the market price and trading volume of comparable companies;
- actual or anticipated changes in our earnings or fluctuations in our operating results or in the expectations of securities analysts;
- announcements of new service offerings, strategic alliances or significant agreements by us or by our competitors;
- departure of key personnel;
- litigation involving us or that may be perceived as having an adverse effect on our business;
- changes in general economic, industry and market conditions and trends, including as a result of high inflationary pressures;
- investors' general perception of us;
- sales or perceived sales of large blocks of our stock; and
- announcements regarding industry consolidation.

In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been brought against that company. For example, we have been subject to several putative class action lawsuits alleging federal securities law violations in connection with our initial public offering, or IPO. Because of the past and the potential future volatility of our stock price, we may become the target of additional securities litigation in the future. Securities litigation could result in substantial costs and divert management's attention and resources from our business.

Our quarterly operating results or other operating metrics may fluctuate significantly, which could cause the trading price of our Class A common stock to continue to decline.

Our quarterly operating results and other operating metrics have fluctuated in the past and may in the future fluctuate as a result of a number of factors, many of which are outside of our control and may be difficult to predict, including:

- the timing and amount of raising additional capital, if any;

- the level of demand for our service offerings and our ability to maintain our customer base,

- the timing and success of new service introductions by us or our competitors or any other change in the competitive landscape of our market;

- the mix of products sold;

- order rates by our customers;

- pricing pressure as a result of competition or otherwise;

- delays or disruptions in our supply chain;

- our ability to reduce costs;

- errors in our forecasting of the demand for our products, which could lead to lower net revenue or increased costs;

- seasonal or other variations in buying patterns by our customers;

- changes in and timing of sales and marketing and other operating expenses that we may incur;

- levels of customer credits and refunds;

- adverse litigation judgments, settlements or other litigation related costs;

- food safety concerns, regulatory proceedings or other adverse publicity about us or our products;

- costs related to the acquisition of businesses, talent, technologies or intellectual property, including potentially significant amortization costs and possible write downs;

- changes in consumer tastes and preferences and consumer spending habits; and

- general economic conditions, including general economic changes as a result of high inflationary pressures

Any one of the factors above or the cumulative effect of some or all of the factors above may result in significant fluctuations in our operating results.

The variability and unpredictability of our quarterly operating results or other operating metrics could result in our failure to meet our expectations or those of any analysts that cover us or investors with respect to net revenue or other operating results for a particular period. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our Class A common stock could continue to fall substantially, and we could face costly lawsuits, including securities class action suits.

If securities or industry analysts do not publish research or reports about us, our business or our market, or if they publish negative evaluations of our stock or the stock of other companies in our industry, the price of our stock and trading volume could decline.

The trading market for our Class A common stock is influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If the analyst(s) covering our business downgrade their evaluations of our stock or the stock of other companies in our industry, the price of our stock could decline. Since December 31, 2018, thirteen of the analysts who formerly covered our stock have ceased to cover our stock and we currently have only four analysts covering our stock, three of whom have commenced coverage last year. If these analysts cease to cover our stock and other analysts do not begin to cover our stock, we could lose additional visibility in the market for our stock, which in turn could cause our stock price to decline further. The trading market for our Class A common stock is influenced by the research and reports that industry or financial analysts publish about us or our business. There can be no assurance that existing analysts will continue to cover us or that new analysts will begin to cover us. There is also no assurance that any covering analyst will provide favorable coverage. A lack of research coverage or adverse coverage may negatively impact the market price of our Class A common stock. In addition, if one or more of the analysts covering our business downgrade their evaluations of our stock or the stock of other companies in our industry, the price of our Class A common stock could decline.

Because we do not expect to pay any dividends on our Class A common stock for the foreseeable future, investors may never receive a return on their investment.

You should not rely on an investment in our Class A common stock to provide dividend income. We have never paid cash dividends to holders of our Class A common stock and do not anticipate that we will pay any cash dividends to holders of our Class A common stock in the foreseeable future. Instead, we plan to retain any earnings to maintain and support our existing operations. Accordingly, investors must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our Class A common stock.

Joseph N. Sanberg and certain of his affiliates and other related parties beneficially own a significant portion of our outstanding Class A common stock, and therefore have significant influence over the outcome of matters subject to stockholder approval, including a change of control, which could make our Class A common stock less attractive to some investors or otherwise harm our stock price, or such parties could sell their shares into the market, which could negatively impact the trading price of our Class A common stock.

As of February 28, 2023, Mr. Sanberg and his affiliates beneficially own an aggregate of 8,467,864 shares of our outstanding Class A common stock held directly, and Mr. Sanberg and his affiliates also beneficially own an additional 9,021,620 shares issuable upon exercise of warrants held by Mr. Sanberg's affiliates, which collectively represents approximately 22.3% of our outstanding capital stock. The shares underlying the warrants are only entitled to voting rights upon exercise of such warrants. In addition, we have agreed to issue 9,823,009 additional shares of Class A common stock to RJB at the closing of the transactions contemplated by the RJB Purchase Agreement (as amended). If that transaction closes, upon the issuance of the additional shares, Mr. Sanberg and his affiliates would own, assuming the exercise of all warrants held by them, approximately 31.0% of our outstanding capital stock. For additional information regarding the beneficial ownership of Mr. Sanberg and his affiliates, see "Substantial sales of shares of our Class A common stock could cause the market price of our Class A common stock to decline and/or result in dilution to our stockholders."

Pursuant to a purchase agreement (the "2021 Purchase Agreement") among us, RJB and Mr. M. Salzberg, dated September 15, 2021, RJB is subject to a voting agreement, pursuant to which RJB agreed to cause all of our voting securities beneficially owned by it or certain of its affiliates, including Mr. Sanberg, in excess of 19.9% of the total voting power of our outstanding capital stock to be voted in proportion to, and accordance with, the vote of all of our stockholders, limiting the effective voting power of the securities beneficially held by Mr. Sanberg.

In addition, under the August 2022 amendment to the RJB Purchase Agreement, we agreed at that time, effectively immediately following, and contingent upon, the RJB Second Closing, to appoint the individual designated by Joseph N. Sanberg to serve as a director on our board of directors until the expiration of the standstill period in the 2021 Purchase Agreement with RJB.

As a result, Mr. Sanberg and his affiliates have significant influence over matters submitted to our stockholders for approval, including the election of directors and the approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of voting power might delay, defer or prevent a change in control or delay or prevent a merger, consolidation, takeover or other business combination involving us on terms that other stockholders may desire, which, in each case, could adversely affect the market price of our Class A common stock.

Substantial sales of shares of our Class A common stock could cause the market price of our Class A common stock to decline and/or result in dilution to our stockholders.

Sales of a substantial number of shares of our Class A common stock in the public market, or the perception that these sales might occur, could reduce the market price of our Class A common stock and could impair our ability to raise capital through the sale of additional equity or other securities. We are unable to predict the effect that such sales may have on the prevailing market price of our Class A common stock.

As of February 28, 2023, an aggregate of 4,790,732 shares of our common stock remained available for future grants under our equity incentive plans. The issuance of such shares would dilute the ownership of existing stockholders. Shares registered under our registration statements on Form S-8 are available for sale in the public market subject to vesting arrangements and exercise of options, and the restrictions of Rule 144 under the Securities Act of 1933, or the Securities Act. If these shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our Class A common stock could decline.

Additionally, as of February 28, 2023, the holders of an aggregate of approximately 1.9 million registrable securities have rights, subject to certain conditions, to include their securities in registration statements that we may file for ourselves or other stockholders, inclusive of the 176,991 shares of Class A common stock issued to Remember Bruce, LLC under the RJB Purchase Agreement. If the Second RJB Closing occurs, holders of an additional 9,823,009 shares of Class A common stock would have rights, subject to certain conditions, to include their securities in registration statements that we may file for ourselves or other stockholders. If we were to register these securities for resale, they could be freely sold in the public market. If these additional securities are sold, or if it is perceived that they will be sold, in the public market, the trading price of our Class A common stock could decline.

In connection with the amendment to our prior senior secured term loan, on the first day of each quarter that our senior secured notes were outstanding, beginning on or after July 1, 2021, we were obligated to issue warrants to the lenders to purchase such number of shares of Class A common stock as equals 0.50% of the then outstanding shares of our common stock on a fully-diluted basis and we were required to file a registration statement with the SEC to register for resale the shares of Class A common stock underlying the warrants. Pursuant to this obligation, (i) on July 1, 2021, we issued warrants to the lenders exercisable for an aggregate of 130,350 shares of Class A common stock, (ii) on October 1, 2021, we issued warrants to the lenders exercisable for an aggregate of 133,868 shares of Class A common stock, (iii) on January 1, 2022 we issued warrants to the lenders exercisable for an aggregate of 224,516 shares of Class A common stock, and (iv) on April 1, 2022, we issued warrants to the lenders exercisable for an aggregate of 236,016 shares of Class A common stock; all such warrants have been fully exercised, and a total of 724,750 shares have been issued to the lenders upon such exercises. We have filed registration statements for the resale of such shares with the SEC.

On September 15, 2021, in connection with the private placement with Mr. M. Salzberg pursuant to the 2021 Purchase Agreement, we issued to Mr. M. Salzberg (i) 300,000 shares of Class A common stock, (ii) warrants to purchase 240,000 shares of Class A common stock at an exercise price of $15.00 per share, (iii) warrants to purchase 120,000 shares of Class A common stock at an exercise price of $18.00 per share, and (iv) warrants to purchase 60,000 shares of Class A common stock at an exercise price of $20.00 per share, for an aggregate purchase price of $3.0 million.

On November 4, 2021, in connection with the 2021 Purchase Agreement and concurrently with the closing of the rights offering, we issued to RJB an aggregate of (i) 6,265,813 shares of Class A common stock, (ii) warrants to purchase 5,012,354.58219726 shares of Class A common stock at an exercise price of $15.00 per share, (iii) warrants to purchase 2,506,177.291098630 shares of Class A common stock at an exercise price of $18.00 per share, and (iv) warrants to purchase 1,253,088.645549316 shares of Class A common stock at an exercise price of $20.00 per share, for an aggregate purchase price of $62.7 million in two private placements, which was financed, according to Mr. Sanberg's Schedule 13D filed on November 15, 2021 through a loan secured by a pledge of such shares of Class A common stock. On November 4, 2021, we entered into a registration rights agreement with RJB and Mr. M. Salzberg, pursuant to which RJB, Mr. M. Salzberg and their respective permitted transferees, including pledgees, have the right to request that we file a shelf registration statement with respect to all or a portion of the shares that they hold, which include (x) shares of Class A common stock held prior to the execution of the 2021 Purchase Agreement, and (y) shares of Class A common stock and shares underlying the warrants purchased in connection with the 2021 Purchase Agreement. On December 10, 2021, we filed a registration statement for the resale of such shares and warrants with the SEC, which permits Mr. Sanberg, RJB, Mr. M. Salzberg and their respective permitted transferees, to sell such shares and/or warrants at any time and from time to time.

On February 14, 2022, in connection with a private placement with RJB pursuant to a purchase agreement (the "February Purchase Agreement"), we issued to RJB an aggregate of (i) 357,143 shares of Class A common stock, (ii) warrants to purchase 285,714 shares of Class A common stock at an exercise price of $15.00 per share, (iii) warrants to purchase 142,857 shares of Class A common stock at an exercise price of $18.00 per share, and (iv) warrants to purchase 71,429 shares of Class A common stock at an exercise price of $20.00 per share, for an aggregate purchase price of $5.0 million. On February 14, 2022, we entered into a registration rights agreement with RJB pursuant to which, among other things, RJB and its permitted transferees have the right to request that we file a shelf registration statement with respect to all or a portion of the shares of Class A common stock and shares underlying the warrants purchased in connection with the February Purchase Agreement.

On April 29, 2022, in connection with a private placement with RJB, pursuant to the RJB Purchase Agreement, we issued to (i) Long Live Bruce, LLC ("LLB"), which was assigned RJB's rights to purchase the foregoing shares, an aggregate of 1,666,667 shares of Class A common stock for an aggregate purchase price of $20.0 million, which was financed, according to Mr. Sanberg's Schedule 13D filed on May 2, 2022 through a loan secured by a pledge of such shares of Class A common stock. On April 29, 2022, in connection with a separate private placement with Linda Findley, a director and our President and Chief Executive Officer, pursuant to a purchase agreement (the "Findley Purchase Agreement"), we issued to Ms. Findley an aggregate of 41,666 shares of Class A common stock. On April 29, 2022, (i) we and RJB entered into an amendment and restatement of the registration rights agreement entered into with RJB in connection with the February 2022 private placement, pursuant to which, among other things, RJB and its permitted transferees, including pledgees, have the right to request that we file a shelf registration statement with respect to all or a portion of the shares Class A common stock purchased in connection with the RJB Purchase Agreement and the shares of Class A common stock and shares underlying the warrants purchased in connection with the February Purchase Agreement, and (ii) a registration rights agreement with Ms. Findley, pursuant to which, among other things, Ms. Findley and her permitted transferees, including pledgees, have the right to request that we file a shelf registration statement with respect to all or a portion of the shares of Class A common stock purchased in connection with the Findley Purchase Agreement. On August 7, 2022 we and RJB entered into an amendment to the amended and restated registration rights agreement to establish certain registration rights in respect of the 176,991 shares of Class A common stock issued to Remember Bruce, LLC under the RJB Purchase Agreement in December 2022 and 9,823,009 additional shares of common stock that we have agreed to issue to RJB at the closing of the transactions contemplated by the RJB Purchase Agreement, , which are consistent with those registration rights in respect of the 1,666,667 shares of Class A common stock purchased by RJB on April 29, 2022.

The stockholders above, or their permitted transferees, including pledgees, could decide to sell their shares of Class A common stock into the market at any time, including on a rapid basis, and in one or more block trades or series of transactions, which could negatively impact the trading price of our Class A common stock.

On April 29, 2020, we filed a universal shelf registration statement on Form S-3 with the SEC, as amended by Amendment No. 1 to Form S-3 filed in July 2020 (the "2020 Shelf"), to register for sale from time to time up to $75.0 million of Class A common stock, preferred stock, debt securities and/or warrants in one or more offerings, which became effective on July 23, 2020. In addition, on November 7, 2022, we filed a universal shelf registration statement (the "2022 Shelf") on Form S-3 with the SEC, to register for sale from time to time up to $100.0 million of Class A common stock, preferred stock, debt securities and/or warrants in one or more offerings, which became effective on November 10, 2022.

On October 3, 2022, we entered into an equity distribution agreement with Canaccord Genuity LLC, as sales agent (the "Sales Agent"), pursuant to which we could issue and sell shares of our Class A common stock having an aggregate offering price of up to $14,999,425 from time to time through the Sales Agent, pursuant to an "at-the-market" offering (the "October 2022 ATM"). The 4,622,772 shares of our Class A common stock issued and sold pursuant to the October 2022 ATM were issued and sold under our 2020 Shelf. In addition, on November 10, 2022, we entered into an equity distribution agreement with the Sales Agent, pursuant to which we could issue and sell shares of our Class A common stock having an aggregate offering price of up to $30.0 million from time to time through the Sales Agent, pursuant to an "at-the-market" offering (the "November 2022 ATM"). The 28,998,010 million shares of our Class A common stock issued and sold pursuant to the November 2022 ATM were issued and sold under the 2022 Shelf. Furthermore, on February 10, 2023, we entered into an equity distribution agreement with the Sales Agent, pursuant to which we may issue and sell shares of our Class A common stock having an aggregate offering price of up to $70.0 million from time to time through the Sales Agent, pursuant to an "at-the-market" offering (the "February 2023 ATM"). The shares of Class A common stock issued and sold pursuant to the February 2023 ATM have been, and will be, issued and sold under our 2022 Shelf. As of February 28, 2023, we have issued and sold 394,483 shares of Class A common stock pursuant to the February 2023 ATM.

Sales of additional amounts of shares of our Class A common stock or other securities convertible into shares of Class A common stock, including the warrants issued to our prior lenders in connection with the amendment to our prior senior secured notes and the warrants issued pursuant to the 2021 Purchase Agreement and the February Purchase Agreement, for which we have filed or are obligated to file shelf registrations with the SEC relating to the shares underlying those warrants, would dilute our stockholders' ownership in us.

The exclusion of our Class A common stock from major stock indexes could adversely affect the trading market and price of our Class A common stock.

Prior to September 15, 2021, we had issued and outstanding shares of Class B common stock with ten votes per share. Since that date, all issued and outstanding shares of Class B common stock were converted into Class A common stock and all shares now consist of Class A common stock with one vote per share. However, because our certificate of incorporation authorizes the issuance of different classes of stock with different voting rights, our Class A common stock could be excluded from stock indexes that exclude the securities of companies with unequal voting rights. Exclusion from stock indexes could make it more difficult, or impossible, for some fund managers to buy the excluded securities, particularly in the case of index tracking mutual funds and exchange traded funds. The exclusion of our Class A common stock from major stock indexes could adversely affect the trading market and price of our Class A common stock.

Anti-takeover provisions in our restated certificate of incorporation and our amended and restated bylaws, as well as provisions of Delaware law, might discourage, delay or prevent a change in control of our company or changes in our management and, therefore, depress the trading price of our Class A common stock.

Our restated certificate of incorporation and amended and restated bylaws and Delaware law contain provisions that may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our Class A common stock. These provisions may also prevent or delay attempts by our stockholders to replace or remove our management. Our corporate governance documents include provisions:

- establishing a classified board of directors with staggered three-year terms so that not all members of our board are elected at one time, which will be fully phased out in 2024;

- providing that directors may be removed by stockholders only for cause and only with a vote of the holders of at least 66 2/3% of the votes that all our stockholders would be entitled to cast for the election of directors;

- limiting the ability of our stockholders to call and bring business before special meetings and to take action by written consent in lieu of a meeting;

- requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors;

- authorizing blank check preferred stock, which could be issued with voting, liquidation, dividend and other rights superior to our Class A common stock; and

- limiting the liability of, and providing indemnification to, our directors and officers.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders holding shares representing more than 15% of the voting power of our outstanding voting stock from engaging in certain business combinations with us. Any provision of our restated certificate of incorporation or amended and restated bylaws, each as may be further amended and/or amended and restated from time to time, or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock, and could also affect the price that some investors are willing to pay for our Class A common stock.

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our Class A common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your Class A common stock in an acquisition.

Our restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the sole and exclusive forum for substantially all disputes between us and our stockholders. Our restated certificate of incorporation further provides that the federal district courts of the United States of America are the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. These choice of forum provisions could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of our company, (2) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee or stockholder of our company to us or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the General Corporation Law or as to which the General Corporation Law of the State of Delaware confers jurisdiction on the Court of Chancery or (4) any action asserting a claim governed by the internal affairs doctrine. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find this choice of forum provision contained in our restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition and operating results.

Our restated certificate of incorporation further provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Some members of our management team have limited experience managing a public company.

Some members of our management team have limited experience managing a publicly traded company, interacting with public company investors and/or complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently continue to manage being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the scrutiny of securities analysts and investors. These obligations and constituents require significant attention from our management team and could divert their attention away from the day-to-day management of our business, which could materially adversely affect our business, financial condition and operating results.

The requirements of being a public company may strain our resources, divert management's attention and affect our ability to attract and retain qualified board members.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), the Sarbanes-Oxley Act of 2002, the listing requirements of the NYSE and other applicable securities rules and regulations. Compliance with these rules and regulations may continue to increase our legal and financial compliance costs, make some activities more difficult, time consuming or costly, and increase demand on our systems and resources, particularly after we are no longer an emerging growth company or a smaller reporting company. Among other things, the Exchange Act requires that we file annual, quarterly and current reports with respect to our business and operating results and maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management's attention may be diverted from other business concerns, which could harm our business and operating results. Although we have already hired additional employees to comply with these requirements, we may need to hire even more employees in the future, which will increase our costs and expenses.

As a public company, we are required to evaluate our internal controls and during the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting that we are unable to remediate before the end of the same fiscal year in which the material weakness is identified, we will be unable to assert that our internal controls are effective. If we are unable to assert that our internal control over financial reporting is effective, or if our auditors are unable to attest to management's report on the effectiveness of our internal controls, which will be required after we are no longer an emerging growth company, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our Class A common stock to decline. As of December 31, 2022, our management has identified a material weakness in internal controls related to ineffective information technology general controls. For a more detailed discussion of this material weakness, see the risk factor herein entitled "*We have identified a material weakness in our internal controls over financial reporting related to ineffective information technology general controls. Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act in the future could have a material adverse effect on our business and stock price.*"

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. To comply with evolving laws, regulations and standards, we may need to invest additional resources, and this investment may result in increased general and administrative expense and a diversion of management's time and attention from revenue generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies, regulatory authorities may initiate legal proceedings against us and our business could be materially harmed.

As a result of being a public company and the accompanying rules and regulations, it is more expensive for us to obtain director and officer liability insurance, and, in the future, we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

We are a "smaller reporting company," and the reduced disclosure requirements applicable to smaller reporting companies may make our Class A common stock less attractive to investors.

We qualify as a smaller reporting company, which allows us to take advantage of certain exemptions from disclosure requirements, including reduced disclosure obligations regarding executive compensation. In general, we will qualify as a smaller reporting company for as long as we have less than $250 million of public float (calculated as the aggregate market value of our Class A common stock and Class B common stock held by non-affiliates, based on the closing price of our Class A common stock on the NYSE on the last business day of our second fiscal quarter). We cannot predict whether investors will find our Class A common stock less attractive if we rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

General Risk Factors

Higher labor costs due to statutory and regulatory changes could materially adversely affect our business, financial condition and operating results.

Various federal and state labor laws, including new laws and regulations enacted in response to COVID-19, govern our relationships with our employees and affect operating costs. These laws include employee classifications as exempt or non-exempt, minimum wage requirements, unemployment tax rates, workers' compensation rates, overtime, family leave, workplace health and safety standards, payroll taxes, citizenship requirements and other wage and benefit requirements for employees classified as non-exempt. As our employees are paid at rates set at, or above but related to, the applicable minimum wage, further increases in the minimum wage could increase our labor costs. Significant additional government regulations could materially adversely affect our business, financial condition and operating results.

ITEM 1B.   UNRESOLVED STAFF COMMENTS.

None.

ITEM 2.   PROPERTIES.

Our principal executive office is located in New York, New York, where we lease approximately 25,000 square feet of space pursuant to leases that expire in 2024. Our customer service operations and certain back-office functions are based in Austin, Texas, where we lease approximately 25,000 square feet of space pursuant to a lease expiring in 2024. We have engaged a real estate broker to explore subleasing the Austin, Texas property and convert employees located at this property to remote work.

Our current fulfillment centers occupy leased facilities in Richmond, California and Linden, New Jersey. Our fulfillment center in Richmond, California occupies approximately 165,000 square feet of space pursuant to a lease expiring in 2027 (subject to early termination rights held by us and the landlord for terminations effective after December 31, 2025 upon 12 months' notice); our fulfillment center in Linden, New Jersey occupies approximately 495,000 square feet of space pursuant to a lease expiring in 2026 with an option to extend the term for two consecutive five-year periods at then prevailing market rates. We have engaged a real estate broker to explore subleasing excess square footage at the Linden, New Jersey fulfillment center.

For additional information on our lease obligations, see Note 6 to the Consolidated Financial Statements of this Annual Report on Form 10-K.

ITEM 3.   LEGAL PROCEEDINGS.

This information is set forth under "Note 11 – Commitments and Contingencies – Legal Proceedings" to the Consolidated Financial Statements of this Annual Report on Form 10-K and is incorporated herein by reference.

ITEM 4.   MINE SAFETY DISCLOSURES.

Not applicable.

ITEM 5.   **MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.**

Certain Information Regarding the Trading of Our Common Stock

Our Class A common stock has been traded on the New York Stock Exchange (the "NYSE") under the symbol "APRN" since June 29, 2017. Prior to that time, there was no public market for our Class A common stock. On September 15, 2021, we converted all of our outstanding shares of Class B common stock into Class A common stock on a one-for-one share basis; our Class B common stock was not listed or traded on any stock exchange.

Holders of Our Common Stock

As of February 28, 2023, there were approximately 83 holders of record of shares of our Class A common stock and 0 holders of record of shares of our Class B common stock. The actual number of stockholders is greater than this number of record holders, and includes stockholders who are beneficial owners, whose shares are held of record by banks, brokers, and other financial institutions.

Dividends

We have never declared or paid cash dividends on our capital stock. We anticipate that we will retain all of our future earnings to finance the operation of our business and do not anticipate declaring or paying any cash dividends on our capital stock in the foreseeable future. Any future determination to declare and pay cash dividends, if any, will be made at the discretion of our board of directors and will depend on a variety of factors, including applicable laws, our financial condition, results of operations, contractual restrictions, capital requirements, business prospects, general business or financial market conditions, and other factors our board of directors may deem relevant. In addition, our senior secured term loan contains covenants that restricts our ability to pay cash dividends.

Securities Authorized for Issuance Under Equity Compensation Plans

The information required by this item will be set forth in the definitive proxy statement we will file in connection with our 2023 Annual Meeting of Stockholders and is incorporated by reference herein.

Recent Sales of Unregistered Securities

On December 14, 2022, under that certain purchase agreement between us and RJB Partners LLC, an affiliate of Joseph N. Sanberg, one of our existing stockholders, dated as of April 29, 2022 (as amended, the "RJB Purchase Agreement"), we issued and sold 176,991 shares of Class A common stock for an aggregate purchase price of $1.0 million (or $5.65 per share) to an affiliate of Joseph N. Sanberg, resulting in approximately $0.6 million of proceeds, net of issuance costs. The issuance of the shares was made in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended, for a transaction by an issuer not involving any public offering. The Sanberg affiliate represented to us at issuance that it was an "accredited investor" and that it was acquiring the respective shares for investment only and not with a view to or for sale in connection with any distribution thereof.

Issuer Purchases of Equity Securities

We did not purchase any of our registered equity securities during the period covered by this Annual Report on Form 10-K.

ITEM 6.   **[RESERVED]**

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

You should read the following discussion of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this Annual Report on Form 10-K. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report on Form 10-K, particularly in the section titled "Risk Factors." In this discussion, we use financial measures that are considered non-GAAP financial measures under Securities and Exchange Commission rules. These rules require supplemental explanation and reconciliation, which is included elsewhere in this Annual Report on Form 10-K. Investors should not consider non-GAAP financial measures in isolation from or in substitution for, financial information presented in compliance with U.S. generally accepted accounting principles. In the below discussion, we use the term basis points to refer to units of one-hundredth of one percent.

Overview

Blue Apron's vision is Better Living Through Better Food™. Founded in 2012, we are on a mission to spark discovery, connection, and joy through cooking. We offer fresh, chef-designed recipes that empower our customers to embrace their culinary curiosity and challenge their abilities to see what a difference cooking quality food can make in their lives.

Our core product is the meal experience we help our customers create. These experiences extend from discovering new recipes, ingredients, and cooking techniques to preparing meals with families and loved ones to sharing photos and stories of culinary triumphs. Central to these experiences are the original recipes we design with fresh, seasonally-inspired produce and high-quality ingredients sent directly to our customers.

Central to our operations, we have developed an integrated network that employs technology and expertise across many disciplines. Our supply-demand coordination activities – demand planning, recipe creation, procurement, recipe merchandising, fulfillment operations, distribution, customer service, and marketing – to drive our end-to-end value chain.

We currently offer our customers four weekly meal plans—a Two Serving Signature Plan, a Two-Serving Vegetarian Plan, a Two-Serving Wellness Plan, and a Four-Serving Signature Plan. In addition, each week, customers can add unlimited Add-ons recipes to each Order, which includes breakfast, appetizers, side dishes, desserts, à la carte proteins, and/or Heat & Eat meals, which are microwaveable meals ready in minutes.

We also sell wine, which can be paired with our meals or can be purchased à la carte, through Blue Apron Wine, our direct-to-consumer wine delivery service. Through Blue Apron Market, our e-commerce market, we sell a curated selection of cooking tools, utensils, pantry items, and add-on products for different culinary occasions, which are tested in our test kitchen and recommended by our culinary team. Our products are available to purchase through our website, mobile app, and beginning in the second quarter of 2022, third-party sales platforms for our meal kit products.

Key Financial and Operating Metrics

We use the following key financial and operating metrics to evaluate our business and operations, measure our performance, identify trends affecting our business, project our future performance, and make strategic decisions. You should read the key financial and operating metrics in conjunction with the following discussion of our results of operations and financial condition together with our consolidated financial statements and the related notes and other financial information included elsewhere in this Annual Report on Form 10-K.

	Year Ended December 31,					
	2022		2021		2020	
	(In thousands)					
Net revenue	$	458,457	$	470,377	$	460,608
Net income (loss)	$	(109,733)	$	(88,381)	$	(46,154)
Adjusted EBITDA	$	(79,253)	$	(39,215)	$	(1,037)
Net cash from (used in) operating activities	$	(91,587)	$	(48,962)	$	(5,372)
Free cash flow	$	(98,228)	$	(54,039)	$	(11,369)

		Three Months Ended		
		March 31,	June 30,	September 30,	December 31,
2022					
Orders (*in thousands*)		1,869	1,701	1,548	1,460
Customers (*in thousands*)		367	349	323	298
Average Order Value	$	62.99 $	67.14 $	70.83 $	73.15
Orders per Customer		5.1	4.9	4.8	4.9
Average Revenue per Customer	$	321 $	328 $	340 $	358
2021					
Orders (*in thousands*)		2,104	1,977	1,760	1,678
Customers (*in thousands*)		391	375	350	336
Average Order Value	$	61.63 $	62.72 $	62.30 $	63.78
Orders per Customer		5.4	5.3	5.0	5.0
Average Revenue per Customer	$	331 $	330 $	313 $	319
2020					
Orders (*in thousands*)		1,763	2,152	1,917	1,879
Customers (*in thousands*)		376	396	357	353
Average Order Value	$	57.68 $	60.88 $	58.56 $	61.43
Orders per Customer		4.7	5.4	5.4	5.3
Average Revenue per Customer	$	271 $	331 $	314 $	327

Orders

We define Orders as the number of paid orders by our Customers across our meal, wine, and market products sold on our e-commerce platforms and, beginning in the second quarter of 2022, through third-party sales platforms in any reporting period, inclusive of orders that may have eventually been refunded or credited to customers. Orders, together with Average Order Value, is an indicator of the net revenue we expect to recognize in a given period. We view Orders delivered as a key indicator of our scale and financial performance, however Orders has limitations as a financial and operating metric as it does not reflect the product mix chosen by our Customers or the purchasing behavior of our customers. Because of these and other limitations, we consider, and you should consider, Orders in conjunction with our other metrics, including net revenue, net income (loss), adjusted EBITDA, net cash from (used in) operating activities, free cash flow, Average Order Value, and Orders per Customer.

Customers

We determine our number of Customers by counting the total number of individual customers who have paid for at least one Order from Blue Apron across our meal, wine, or market products sold on our e-commerce platforms and, beginning in the second quarter of 2022, through third-party sales platforms, in a given reporting period. For example, the number of Customers in the quarter ended December 31, 2022 was determined based on the total number of individual customers who paid for at least one Order across our meal, wine or market products in the quarter ended December 31, 2022, including sales made on third-party sales platforms. We view the number of Customers as a key indicator of our scale and financial performance, however Customers has limitations as a financial and operating metric as it does not reflect the product mix chosen by our customers, Order frequency, or the purchasing behavior of our Customers. Because of these and other limitations, we consider, and you should consider, Customers in conjunction with our other metrics, including net revenue, net income (loss), adjusted EBITDA, net cash from (used in) operating activities, free cash flow, Orders per Customer, and Average Revenue per Customer.

Average Order Value

We define Average Order Value as our net revenue from our meal, wine, and market products sold on our e-commerce platforms and, beginning in the second quarter of 2022, through third-party sales platforms, in a given reporting period divided by the number of Orders in that period. We view Average Order Value as a key indicator of the mix of our product offerings chosen by our customers, the mix of promotional discounts, and the purchasing behavior of our customers.

Orders per Customer

We define Orders per Customer as the number of Orders in a given reporting period divided by the number of Customers in that period. We view Orders per Customer as a key indicator of our customers' purchasing patterns, including their repeat purchase behavior.

Average Revenue per Customer

We define Average Revenue per Customer as our net revenue from our meal, wine, and market products sold on our e-commerce platforms and, beginning in the second quarter of 2022, through third-party sales platforms in a given reporting period divided by the number of Customers in that period. We view Average Revenue per Customer as a key indicator of our customers' purchasing patterns, including their repeat purchase behavior.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure defined by us as net income (loss) before interest income (expense), net, other operating expense, gain (loss) on extinguishment of debt, other income (expense), net, benefit (provision) for income taxes, depreciation and amortization, and share-based compensation expense. We have presented adjusted EBITDA in this Annual Report on Form 10-K because it is a key measure used by our management and board of directors to understand and evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, we believe that the exclusion of certain items in calculating adjusted EBITDA can produce a useful measure for period-to-period comparisons of our business. Accordingly, we believe that adjusted EBITDA provides useful information in understanding and evaluating our operating results. Please see "Non-GAAP Financial Measures" for a discussion of the use of non-GAAP financial measures and for a reconciliation of adjusted EBITDA to net income (loss), the most directly comparable measure calculated in accordance with GAAP.

Free Cash Flow

Free cash flow is a non-GAAP financial measure defined by us as net cash from (used in) operating activities less purchases of property and equipment. We have presented free cash flow in this Annual Report on Form 10-K because it is used by our management and board of directors as an indicator of the amount of cash we generate or use and to evaluate our ability to satisfy current and future obligations and to fund future business opportunities. Accordingly, we believe that free cash flow provides useful information to investors and others in understanding and evaluating our operating results, enhancing the overall understanding of our ability to satisfy our financial obligations and pursue business opportunities, and allowing for greater transparency with respect to a key financial metric used by our management in their financial and operational decision-making. Free cash flow is not a measure of cash available for discretionary expenditures since we have certain non-discretionary obligations such as debt repayments and capital lease obligations that are not deducted from the measure. Additionally, other companies, including companies in our industry, may calculate free cash flow differently, which reduces its usefulness as a comparative measure. Please see "Non-GAAP Financial Measures" for a discussion of the use of non-GAAP financial measures and for a reconciliation of free cash flow to net cash from (used in) operating activities, the most directly comparable measure calculated in accordance with GAAP.

Impact of COVID-19 on our Business

Beginning in late March 2020, we experienced an increase in demand due in part to changes in consumer behaviors resulting from the various restrictions that had been enacted throughout much of the United States in response to the COVID-19 pandemic. As restrictions were lifted and as vaccines became more widely available in the United States starting in the first half of 2021, and as people have resumed pre-pandemic activities, such as travel and dining out, the increased demand due to the pandemic began to decline after the first quarter of 2021. We believe there is no continuing material impact on demand, if any, from the COVID-19 pandemic.

The COVID-19 pandemic or any future pandemics may have other adverse effects on our business, operations, and financial results and condition, including, among other things, as a result of adverse impacts on labor availability, our fulfillment center operations, supply chain and logistics disruptions, consumer behaviors, and on the overall economy, including recent high inflation levels impacting consumer spending.

Key Factors Affecting Our Performance

We believe that our performance and future success depend on a number of factors that present significant opportunities but also pose risks and challenges, including those discussed below and under "Risk Factors" under Part I, Item 1A.

Marketing and Customer Lifecycle Management

Our performance and future success depend in large part on our ongoing ability to invest in marketing to sufficiently support our strategic priorities and cost-effectively launch marketing campaigns that attract, retain, and engage customers. We use various online paid advertising channels (such as digital and social media and email), offline paid advertising channels (such as direct mail, television, and radio and podcasts), and strategic brand partnerships. We typically complement our paid advertising channels by offering promotional discounts to new customers for use on their first Order. We also attract new customers by word of mouth, including through our customer referral program, through which certain existing customers may invite others to receive a single complimentary meal kit box.

As part of the execution of our strategic priorities, we significantly increased marketing expenses toward the end of the fourth quarter of 2021 and throughout most of 2022 to drive customer acquisition with a deliberate focus on the marketing channels we believe to be the most efficient and customer segments that demonstrate stronger affinity and retention. However, in December 2022, we identified multiple cost savings initiatives, including a plan for a meaningful reduction in marketing expenses in 2023. Our ability to increase marketing expenses in the future, is dependent upon our ability to receive the remaining $68.2 million pursuant to the liquidity transactions (as defined below) with related parties, our ability to obtain additional funding from other sources, or raise additional capital, including through the February 2023 ATM (as defined below) or otherwise, receive any cash proceeds from the disposition of the Pledged Collateral (as defined below), as well as macroeconomic and other factors.

In addition to marketing, we continue to invest in our products, brand and overall customer experience, each of which further drives customer acquisition, customer retention and customer engagement and encourages repeat purchases. We also engage with our customers through social media, our website, blog, in-box content and mobile application, including through how-to videos and visual imagery, to deepen our customers' connection with our brand. Our flexible platform allows customers to interact with us by either actively managing or passively receiving orders, and we believe this flexibility drives higher customer engagement, loyalty and retention over the long term. Our ability to efficiently acquire new customers, retain existing customers and drive customer engagement through marketing investment and other business initiatives significantly impacts our revenue and results of operations. For example, in order to maintain compliance with the financial covenants under our senior secured notes, we have reduced marketing expenditures and may be required to further reduce marketing expenditures, which would negatively impact revenue, our strategy, and our business. See "Liquidity and Capital Resources" below for further discussion.

Product Offerings

Our ability to enhance our existing products and introduce new products impacts our revenue and results of operations. We make ongoing changes to our products intended to enhance the customer experience and strive to offer our customers a balanced mix of ingredients, cuisines, familiarity, discovery, and preparation times. To accommodate various customer lifestyles, we currently offer four weekly meal plans - a Two-Serving Signature Plan, a Two-Serving Vegetarian Plan, a Two-Serving Wellness Plan, and a Four-Serving Signature Plan for our meals, each with flexibility in recipe selection. We are focused on offering a variety of choices every week, including a range of recipes designed for a healthy lifestyle so that customers can make selections based on their individual household needs and preferences.

Customers have the option to customize some of their recipe selections, such as the ability to upgrade a protein for a more premium protein, replace a meat with a plant protein, or increase the serving size from two to four. We also offer Premium recipes, including our Craft offering, that introduce our customers to specialty protein combinations, advanced culinary techniques, and unique flavor twists. In addition, customers can add unlimited Add-ons recipes to each Order, which includes breakfast, appetizers, side dishes or desserts, à la carte proteins and / or Heat & Eat meals, which are pre-made meals ready to heat and eat in minutes.

We are also focused on brand extensions that are complementary to our meal experience, such as Blue Apron Wine and Blue Apron Market. We sell seasonally-inspired occasion-based offerings throughout the year consisting of multiple recipes for 6-8 people, which we sell both on our subscription meal plan, along with the Blue Apron Market and third-party e-commerce channels. A selection of non-subscription meal kit boxes and our wines are also sold on the Blue

Apron Market website, and beginning in the second quarter of 2022, we also sell non-subscription meal kit boxes on third party sales platforms. We believe that by introducing new products and by increasing the choices available, we will better attract, engage and retain customers. Our customers' choices from among our product offerings will impact our revenue and results of operations, and as we introduce additional products and increase flexibility in our existing products, our customers' behavior and engagement with us may change.

Operational Execution

Our ability to effectively coordinate supply and demand and execute across our end-to-end value chain impacts our customer experience and our operating results. We begin by working with our suppliers, often months in advance of creating our menus. We then continue to forecast demand as well as monitor and evaluate our expected supply of ingredients, retaining flexibility to finalize recipes in the weeks leading up to fulfillment. As of December 31, 2022, we operated two technology-enabled, refrigerated fulfillment centers that collectively employed approximately 78% employees. Each fulfillment center includes an operation that portions ingredients into exact quantities for each week's recipes using a combination of automated methods, manual labor, and warehousing, packaging, and shipping operations. We utilize a company-managed, third party delivery network that optimizes outbound logistics, including packing materials and the choice of carrier, on a ZIP code by ZIP code basis to ensure cost-effective, timely, and safe delivery of our orders.

Capital Investment to Support our Strategic Initiatives

Our strategic investments in our fulfillment center operations will continue to significantly impact our ability to successfully execute on our strategic priorities, introduce new products, increase variety to customers, and create efficiencies in our cost structure. We made significant investments to scale our operations and support the expansion of our business, including the build-out of our fulfillment center in Linden, New Jersey which we completed in 2017, which have contributed to meaningful efficiencies in our fulfillment operations. In the future, to the extent we are able to raise sufficient capital, we plan to further invest in capital expenditures primarily related to executing our strategic priorities and to further optimize and drive efficiency in our operations and capitalized software costs.

Seasonality

We experience seasonality in our business that impacts the level at which customers engage with our products and brand and our quarterly results of operations. We anticipate that the first quarter of each year will generally represent our strongest quarter in terms of customer engagement. Conversely, during the summer months and the end of year holidays, when people are vacationing more often or have less predictable weekly routines, we generally anticipate lower customer engagement. In 2020, the economic and social impact of the COVID-19 pandemic masked, in part, the seasonal fluctuations in our operating results as we saw our strongest quarter in the second quarter of 2020. We believe that historical seasonal trends have affected and will continue to affect our quarterly results in the future. However, we cannot predict any future impact of the COVID-19 or other pandemics or other macroeconomic factors, such as inflation, may have on seasonality in future periods as we saw a return to normal seasonality in 2021 and 2022. Our marketing strategies, which we significantly increased in the fourth quarter of 2021 and throughout most of 2022, but which we reduced in December 2022 and plan to significantly reduce in 2023, will also impact our quarterly results of operations.

Components of Our Results of Operations

Net Revenue

We generate net revenue primarily from the sale of meals to customers through our Two-Serving and Four-Serving Plans, as well as our Add-On, premium, and customization and other up-sell offerings. We also generate net revenue through sales of Blue Apron Wine, sales on Blue Apron Market, sales of meal kits on third-party sales platforms, and to a more limited extent, through enterprise bulk sales on an ad hoc basis. We generally derive substantially all of our net revenue from sales of our meal kit boxes through our direct-to-consumer platform. We deduct promotional discounts, actual customer credits and refunds as well as customer credits and refunds expected to be issued to determine net revenue. Customers who receive a damaged meal or wine order or are dissatisfied with a meal or wine order and contact us within seven days of receipt of the order may receive a full or partial refund, full or partial credit against future purchase, or replacement, at our sole discretion. Credits only remain available for customers who maintain a valid account with us. Customers who return an unused, undamaged Blue Apron Market product within 30 days of receipt receive a full refund.

Our business is seasonal in nature and, as a result, our revenue and expenses and associated revenue trends fluctuate from quarter to quarter. We anticipate that the first quarter of each year will generally represent our strongest quarter in terms of customer engagement. Conversely, during the summer months and the end of year holidays, when people are vacationing more often or have less predictable weekly routines, we generally anticipate lower customer engagement. However, seasonal trends may be masked and impacted by marketing investments. In 2020, the economic and social impact of the COVID-19 pandemic masked, in part, the seasonal fluctuations in our operating results as we saw our strongest quarter in the second quarter of 2020. We believe that historical seasonal trends have affected and will continue to affect our quarterly results in the future. However, we cannot predict any future impact, if any, that pandemics, such as COVID-19 or other macroeconomic factors, such as inflation, or our marketing investment levels, may have on seasonality in future periods and we saw a return to normal seasonality starting in 2021 and more so in 2022. We also anticipate that our net revenue will be impacted by the execution of strategic priorities, including our ability to develop and execute product expansion initiatives, pricing updates, as well as the timing and extent of the sale and issuance of gift cards and the associated revenue upon the redemption of those gift cards, which generally occurs within one year of gift card issuance. Net revenue will also be impacted by gift card breakage revenue, which is our estimate of the portion of our gift card balance not expected to be redeemed. During 2022, we entered into various agreements and amendments to such agreements with related parties under which we ultimately agreed to issue $27.5 million (net of promotional discounts) of gift cards, which may result in higher levels of gift card breakage revenue and which may inflate net revenue or mask seasonal trends in future periods. As of the date of this Annual Report on Form 10-K, $12.7 million of gift card proceeds from the related party have not been funded and no gift cards have yet been issued against those funds. See Note 14 to the consolidated financial statements in this Annual Report on Form 10-K for further discussion.

In addition, our net revenue is impacted by our marketing strategies, including the timing and amount of paid advertising and promotional activity. As part of the execution of our strategic priorities using the proceeds from the 2021 Capital Raise (as defined below) that closed in November 2021, we significantly increased marketing expenses toward the end of the fourth quarter of 2021 and throughout most of 2022. However, in December 2022, we announced that we were focused on driving towards profitability in the future and plan to significantly reduce marketing expenses in 2023, which is expected to negatively impact customers and net revenue in 2023. Our ability to grow net revenue and to continue to increase marketing expenses in the future, is dependent upon our ability to receive the remaining $68.2 million pursuant to the liquidity transactions (as defined below) with related parties or our ability to obtain additional funding from other sources or raise additional capital, including through our February 2023 ATM (as defined below) or otherwise, or receive any cash proceeds from the disposition of the Pledged Collateral (as defined below).

Credit card charges are recorded in deferred revenue until the criteria for revenue recognition have been met. Because we generally charge credit cards in advance of shipment and, historically, customers have most frequently requested delivery of their meals earlier in the week, our deferred revenue balance at the end of a financial reporting period may fluctuate significantly based on the day of the week on which that period ends. Consequently, large changes in deferred revenue at any particular time are not meaningful indicators of our financial results or future net revenue trends.

Cost of Goods Sold, excluding Depreciation and Amortization

Cost of goods sold, excluding depreciation and amortization, consists of product and fulfillment costs. Product costs include the cost of food, packaging for food that is portioned prior to delivery to customers, labor and related personnel costs incurred to portion food for our meals, inbound shipping costs, and cost of products sold through Blue Apron Wine and Blue Apron Market. Fulfillment costs consist of costs incurred in the shipping and handling of inventory including the shipping costs to our customers, labor and related personnel costs related to receiving, inspecting, warehousing, picking inventory, and preparing customer orders for shipment, and the cost of packaging materials and shipping supplies. As noted above, our business is seasonal in nature and, as a result we anticipate that the third quarter of each year will generally reflect higher levels of cost of goods sold, excluding depreciation and amortization, due to higher packaging and shipping costs due to warmer temperatures. In the near-term we expect that these expenses will be higher due to higher labor costs, including our minimum wage increase for hourly employees in the fourth quarter of 2021, to help recruit and retain fulfillment center employees, higher food costs, due in part to inflationary pressures, higher fuel and logistics costs, and ongoing investments in product innovation to provide product variety, flexibility, and additional choice for our customers. Over time, we expect such expenses to decrease as a percentage of net revenue as we continue to focus on operational improvements and optimizing our fulfillment center operations.

Marketing

Our marketing expenses consist primarily of costs incurred to acquire new customers, retain existing customers, and build our brand awareness through various online and offline paid channels, including digital and social media, television, direct mail, radio and podcasts, email, brand activations, and certain variable and fixed payments to strategic brand partnerships. Also included in marketing expenses are the costs of orders through our customer referral program, in which certain existing customers may invite others to receive a complimentary meal kit, as well as costs paid to third parties to market our products. The cost of the customer referral program is based on our costs incurred for fulfilling a complimentary meal delivery, including product and fulfillment costs.

As part of the execution of our strategic priorities in prior periods, we increased marketing expenses toward the end of the fourth quarter of 2021 and throughout most of 2022. However, in December 2022, we determined to significantly reduce marketing expenditures, and we expect marketing expenses to decrease meaningfully, both in absolute dollars and as a percentage of net revenue in 2023 compared to 2022, as we prioritize profitability and marketing efficiency. Our ability to continue to have higher marketing expenses in the future, is dependent upon our ability to receive the remaining $68.2 million pursuant to the liquidity transactions (as defined below) with related parties, our ability to obtain additional funding from other sources, or raise additional capital, including from our February 2023 ATM (as defined below), or receive any cash proceeds from the disposition of the Pledged Collateral (as defined below). We anticipate that our marketing strategies, including the timing and extent of our marketing investments, will be informed by the sufficiency of our cash resources, our strategic priorities, our ability to execute on our strategic priorities, the seasonal trends in our business, our marketing technology capabilities, and the competitive landscape of our market, and will fluctuate from quarter-to-quarter and have a significant impact on our quarterly results of operations. We also anticipate that our future marketing strategies and investments may continue to be impacted by macroeconomic and other factors. For example, we may further reduce marketing expenditures in future periods if we experience heightened demand in a short period of time to help us manage unforeseen demand to alleviate any future capacity constraints.

Product, Technology, General and Administrative

Product, technology, general and administrative expenses consist of costs related to the development of our products and technology, general and administrative expenses, and overhead expenses, which include: payroll and related expenses for employees involved in the application, production, and maintenance of our platform and other technology infrastructure costs; payroll and related expenses for employees performing corporate and other managerial functions; facilities' costs such as occupancy and rent costs for our corporate offices and fulfillment centers; professional fees; payment processing fees; carbon offsets, and other general corporate and administrative costs. We expect these expenses to decrease in absolute dollars in 2023 compared to 2022, as we realize savings from the corporate workforce reduction announced in December 2022 and continue to focus on expense management.

Depreciation and Amortization

Depreciation and amortization consists of depreciation expense for our property and equipment and amortization expense for capitalized software development costs.

Other Operating Expense

Other operating expense consists of a non-cash gain, net of a termination fee, on the Fairfield lease termination (as defined in Note 10 to the Consolidated Financial Statements of this Annual Report on Form 10-K), impairment losses on long-lived assets, charges for estimated legal settlements, and restructuring costs related to the Arlington, Texas facility closure in 2020 and the corporate workforce reduction in December 2022.

Gain (Loss) on Extinguishment of Debt

Gain (loss) on extinguishment of debt relates to the extinguishment loss recorded upon the amendment of the 2020 Term Loan in May 2021 and the extinguishment gain recorded upon the termination of the financing agreement with Blue Torch Finance LLC ("Blue Torch") in May 2022.

Interest Income (Expense), Net

Interest income (expense), net consists primarily of interest expense on our outstanding borrowings, capital and finance lease costs, and build-to-suit lease financings partially offset by interest income on cash and cash equivalents balances.

Other Income (Expense), Net

Other income (expense), net consists of the change in fair value of the Blue Torch warrant obligation upon remeasurement as of each reporting period, as well as the gain recorded upon its derecognition.

Benefit (Provision) for Income Taxes

Our benefit (provision) for income taxes and our effective tax rates are affected by permanent differences between GAAP and statutory tax laws, certain one-time items, and the impact of valuation allowances. For each of the years ending December 31, 2022, 2021 and 2020, our benefit (provision) for income taxes was $(0.0) million, resulting in an effective tax rate of (0.03)%, (0.03)% and (0.09)%, respectively. We continue to maintain a valuation allowance for federal and state tax jurisdictions. Our tax provision results from state taxes in a jurisdiction in which net operating losses were not available to offset our tax obligation.

As of December 31, 2022, we had U.S. federal and state net operating loss carryforwards of $563.9 million and $249.7 million, respectively. Of the $563.9 million of federal net operating loss carryforwards, $221.4 million was generated before January 1, 2018 and is subject to a 20-year carryforward period. The remaining $342.5 million can be carried forward indefinitely, but is subject to an 80% taxable income limitation in any future taxable year. The pre-2018 federal and all state net operating losses will begin to expire in 2032 and 2033, respectively, if not utilized.

Results of Operations

The following sets forth our consolidated statements of operations data for each of the periods indicated:

	Year Ended December 31,		
	2022	2021	2020
	(In thousands)		
Net revenue	$ 458,467	$ 470,377	$ 460,608
Operating expenses:			
Cost of goods sold, excluding depreciation and amortization	304,574	301,763	282,924
Marketing	84,118	72,086	49,934
Product, technology, general and administrative	155,101	145,442	137,244
Depreciation and amortization	21,862	22,203	24,503
Other operating expense	1,530	—	4,567
Total operating expenses	567,185	541,494	499,172
Income (loss) from operations	(108,718)	(71,117)	(38,564)
Gain (loss) on extinguishment of debt	650	(4,089)	—
Interest income (expense), net	(3,664)	(8,131)	(7,548)
Other income (expense), net	2,033	(5,021)	—
Income (loss) before income taxes	(109,699)	(88,358)	(46,112)
Benefit (provision) for income taxes	(34)	(23)	(42)
Net income (loss)	$ (109,733)	$ (88,381)	$ (46,154)

The following table sets forth our consolidated statements of operations data as a percentage of net revenue for each of the periods indicated:

	Year Ended December 31,		
	2022	2021	2020
Net revenue	100.0 %	100.0 %	100.0 %
Operating expenses:			
Cost of goods sold, excluding depreciation and amortization	66.4 %	64.2 %	61.4 %
Marketing	18.3 %	15.3 %	10.8 %
Product, technology, general and administrative	33.8 %	30.9 %	29.8 %
Depreciation and amortization	4.8 %	4.7 %	5.3 %
Other operating expense	0.3 %	— %	1.0 %
Total operating expenses	123.6 %	115.1 %	108.4 %
Income (loss) from operations	(23.6)%	(15.1)%	(8.4)%
Gain (loss) on extinguishment of debt	0.1 %	(0.9)%	— %
Interest income (expense), net	(0.8)%	(1.7)%	(1.6)%
Other income (expense), net	0.4 %	(1.1)%	— %
Income (loss) before income taxes	(23.9)%	(18.8)%	(10.0)%
Benefit (provision) for income taxes	0.0 %	0.0 %	0.0 %
Net income (loss)	(23.9)%	(18.8)%	(10.0)%

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Net Revenue

	Year Ended December 31,		% Change
	2022	2021	
	(In thousands)		
Net revenue	$ 458,467	$ 470,377	(3)%

Net revenue decreased by $11.9 million, or 3%, to $458.5 million for 2022 from $470.4 million for 2021. The decrease in net revenue was primarily due to decreases in Customers and Orders, which were due, in part, to macroeconomic pressures on consumer spending due to the inflationary environment, partially offset by an increase in Average Order Value due to pricing increases and advances in product innovation and variety.

Operating Expenses

Cost of Goods Sold, excluding Depreciation and Amortization

	Year Ended December 31,		% Change
	2022	2021	
	(In thousands)		
Cost of goods sold, excluding depreciation and amortization	$ 304,574	$ 301,763	1 %
% of net revenue	*66.4 %*	*64.2 %*	

Cost of goods sold, excluding depreciation and amortization, increased by $2.8 million, or 1%, to $304.6 million for 2022 from $301.8 million for 2021. The increase was primarily due to the reasons set forth below, partially offset by a decrease in Orders. As a percentage of net revenue, cost of goods sold, excluding depreciation and amortization, increased to 66.4% for 2022 from 64.2% for 2021. The increase in cost of goods sold, excluding depreciation and amortization, as a percentage of net revenue, was primarily due to:

- an increase of 130 basis points in shipping and fulfillment packaging due to rate increases and fuel surcharges from shipping carriers;

- an increase of 80 basis points in food and product packaging costs, driven by the costs related to new product offerings and enhancements to our existing product offerings to provide variety, flexibility, and additional choice for our customers; and

- an increase of 10 basis points in labor costs due to minimum wage increases for our hourly employees beginning in the fourth quarter of 2021.

Marketing

	Year Ended December 31,			
	2022		2021	% Change
	(In thousands)			
Marketing	$	84,118	$ 72,086	17 %
% of net revenue		*18.3 %*	*15.3 %*	

Marketing expenses increased by $12.0 million, or 17%, to $84.1 million for 2022 from $72.1 million for 2021. The increase was seen across various offline and online paid channels. As a percentage of net revenue, marketing expenses increased to 18.3% for 2022 from 15.3% for 2021. This increase, as a percentage of net revenue, included an increase of 180 basis points in offline paid channels, an increase of 120 basis points in online paid channels.

The significant increase in marketing expenses in 2022, which began towards the end of the fourth quarter of 2021 following the 2021 Capital Raise (as defined below), was part of the acceleration of our strategy to drive customer acquisition.

Product, Technology, General and Administrative

	Year Ended December 31,			
	2022		2021	% Change
	(In thousands)			
Product, technology, general and administrative	$	155,101	$ 145,442	7 %
% of net revenue		*33.8 %*	*30.9 %*	

Product, technology, general and administrative expenses increased by $9.7 million, or 7%, to $155.1 million for 2022 from $145.4 million for 2021. This increase was primarily driven by investments to support our business and execute on key business initiatives, including:

- an increase of $6.6 million in facilities costs for our corporate offices and fulfillment centers, primarily driven by the purchase and subsequent retirement of carbon offsets in order to fulfill our commitment to being carbon neutral as of March 31, 2022 and by amounts previously recognized as interest expense under build-to-suit accounting now recognized within product, technology, general and administrative expenses upon the adoption of ASC 842;

- an increase of $4.4 million in corporate overhead and administrative costs, driven by investments in external consultants to support operational efficiency; partially offset by

- a decrease of $1.3 million in personnel costs, primarily driven by a decrease in share-based compensation as a result of forfeitures.

As a percentage of net revenue, product, technology, general and administrative expenses increased to 33.8% for 2022 from 30.9% for 2021 primarily due to investments to support our business and execute on key business initiatives.

In December 2022, we implemented a reduction in corporate personnel to better align internal resources with our strategic priorities, which resulted in a reduction of approximately 10% of our total corporate workforce, inclusive of both then current and vacant roles. As a result of the corporate workforce reduction, we expect annual savings beginning in 2023 of approximately $5.5 million to product, technology, general and administrative expenses.

Depreciation and Amortization

	Year Ended December 31,		% Change
	2022	2021	
	(In thousands)		
Depreciation and amortization	$ 21,862	$ 22,203	(2)%
% of net revenue	*4.8 %*	*4.7 %*	

Depreciation and amortization decreased by $0.3 million, or 1%, to $21.9 million for 2022 from $22.2 million for 2021. This decrease was primarily due to amounts previously capitalized as property and equipment, net under build-to-suit accounting being derecognized upon the adoption of ASC 842, and subsequently no longer depreciated. As a percentage of net revenue, depreciation and amortization for 2022 and 2021 was 4.8% and 4.7%, respectively.

Other Operating Expense

Other operating expense for 2022 and 2021 was $1.5 million and $0.0 million, respectively. Other operating expense for 2022 represents $1.5 million of employee-related charges, primarily severance payments, associated with the corporate workforce reduction announced in December 2022 to support our strategic priorities.

Income (Loss) from Operations

	Year Ended December 31,		% Change
	2022	2021	
	(In thousands)		
Income (loss) from operations	$ (108,718)	$ (71,117)	53 %
% of net revenue	*(23.6)%*	*(15.1)%*	

Income (loss) from operations for 2022 and 2021 was $(108.7) million and $(71.1) million, respectively. This change was due to an increase in operating expenses of $25.7 million, and a decrease in net revenue of $11.9 million. As a percentage of net revenue, income (loss) from operations was (23.6)% and (15.1)% for 2022 and 2021, respectively. This change was primarily driven by increases as a percentage of net revenue in marketing expenses, product, technology, general and administrative expenses, cost of goods sold, excluding depreciation and amortization, other operating expense, and depreciation and amortization, for the reasons set forth above.

Interest Income (Expense), Net

Interest income (expense), net for 2022 and 2021 was $(3.6) million and $(8.1) million, respectively. This change was primarily driven by amounts previously recognized as interest expense under build-to-suit accounting now recognized within product, technology, general and administrative expenses upon the adoption of ASC 842.

Other Income (Expense), net

Other income (expense), net for 2022 and 2021 was $2.0 million and $(5.0) million, respectively. This change consists of the change in fair value of the Blue Torch warrant obligation upon remeasurement as of each reporting period, as well as during 2022, the gain recorded upon its derecognition.

Benefit (Provision) for Income Taxes

The provision for income taxes recorded in 2022 and 2021 reflects state income taxes in a jurisdiction in which net operating losses were not available to offset our tax obligations.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Net Revenue

	Year Ended December 31,		
	2021	**2020**	**% Change**
	(In thousands)		
Net revenue	$ 470,377	$ 460,608	2 %

Net revenue increased by $9.8 million, or 2%, to $470.4 million for 2021 from $460.6 million for 2020. The increase in net revenue was primarily due to an increase in Average Order Value and Average Revenue per Customer during 2021 as a result of both the continued execution of our then growth strategy, including through product innovation, and the changes in consumer behaviors relating to the COVID-19 pandemic.

Operating Expenses

Cost of Goods Sold, excluding Depreciation and Amortization

	Year Ended December 31,		
	2021	**2020**	**% Change**
	(In thousands)		
Cost of goods sold, excluding depreciation and amortization	$ 301,763	$ 282,924	7 %
% of net revenue	*64.2 %*	*61.4 %*	

Cost of goods sold, excluding depreciation and amortization, increased by $18.9 million, or 7%, to $301.8 million for 2021 from $282.9 million for 2020. As a percentage of net revenue, cost of goods sold, excluding depreciation and amortization, increased to 64.2% for 2021 from 61.4% for 2020. The increase in cost of goods sold, excluding depreciation and amortization, as a percentage of net revenue, was primarily due to:

- an increase of 190 basis points in food and product packaging costs, driven by price increases, the cost of premium and specialty ingredients related to new product offerings and enhancements to our existing product offerings to provide variety, flexibility, and additional choice for our customers, as well as increased usage of higher-priced pre-packaged produce to facilitate and improve capacity at our fulfillment centers;

- an increase of 60 basis points in shipping and fulfillment packaging largely due to rate increases and fuel surcharges from shipping carriers, and

- an increase of 30 basis points in labor costs driven by the minimum wage increase for hourly employees in the fourth quarter of 2021.

Marketing

	Year Ended December 31,		
	2021	**2020**	**% Change**
	(In thousands)		
Marketing	$ 72,086	$ 49,934	44 %
% of net revenue	*15.3 %*	*10.8 %*	

Marketing expenses increased by $22.2 million, or 44%, to $72.1 million for 2021 from $49.9 million for 2020. The increase was seen across various online paid channels, partially offset by decreases in various offline paid channels and our customer referral program. As a percentage of net revenue, marketing expenses increased to 15.3% for 2021 from 10.8% for 2020. This increase, as a percentage of net revenue, included an increase of 480 basis points in online paid channels, partially offset by a decrease of 20 basis points in our customer referral program primarily driven by a decrease in the mix of customer referral orders versus total Orders, and a decrease of 10 basis points in offline paid channels. The significant increase in marketing expenses toward the end of the fourth quarter of 2021 following the 2021 Capital Raise (as defined below), as well as plans to significantly increase marketing expenses in 2022, was part of the acceleration of our then growth strategy to continue to drive customer acquisition and target new consumers that we believe will exhibit high affinity and retention through marketing channels we believe to be the most efficient.

Product, Technology, General and Administrative

	Year Ended December 31,			% Change
	2021		2020	
	(In thousands)			
Product, technology, general and administrative	$ 145,442	$	137,244	6 %
% of net revenue	*30.9 %*		*29.8 %*	

Product, technology, general and administrative expenses increased by $8.2 million, or 6%, to $145.4 million for 2021 from $137.2 million for 2020. This increase was primarily driven by investments to support our business and execute on key business initiatives, including:

- an increase of $5.6 million in corporate overhead and administrative costs, driven by investments in external consultants to support our then growth strategy;

- an increase of $2.2 million in personnel costs driven by wage increases and certain headcount increases to support our then growth strategy, and an increase in shared-based compensation; and

- an increase of $0.4 million in facilities costs for our corporate offices and fulfillment centers, primarily driven by the costs of administering COVID-19 tests to workers at our fulfillment centers.

As a percentage of net revenue, product, technology, general and administrative expenses increased to 30.9% for 2021 from 29.8% for 2020 primarily due to investments to support our business and execute on key business initiatives.

Depreciation and Amortization

	Year Ended December 31,			% Change
	2021		2020	
	(In thousands)			
Depreciation and amortization	$ 22,203	$	24,503	(9)%
% of net revenue	*4.7 %*		*5.3 %*	

Depreciation and amortization decreased by $2.3 million, or 9%, to $22.2 million for 2021 from $24.5 million for 2020. This decrease was primarily driven by impairment charges and write-offs on long-lived assets. As a percentage of net revenue, depreciation and amortization decreased to 4.7% in 2021 from 5.3% in 2020.

Other Operating Expense

Other operating expense for 2021 and 2020 was $0.0 million and $4.6 million, respectively. Other operating expense for 2020 represents charges of $8.4 million related to the Arlington, Texas fulfillment center closure announced in February 2020, including $7.6 million of non-cash impairment charges on long-lived assets, $0.4 million of employee-related expenses, primarily consisting of severance payments, and $0.4 million of other exit costs, as well as a $1.1 million charge for an estimated legal settlement, partially offset by a $4.9 million non-cash gain, net of a $1.5 million termination fee, on the Fairfield lease termination in March 2020.

Income (Loss) from Operations

| | Year Ended December 31, | | % Change |
| | 2021 | 2020 | |
	(In thousands)		
Income (loss) from operations	$ (71,117)	$ (38,564)	84 %
% of net revenue	*(15.1)%*	*(8.4)%*	

Income (loss) from operations for 2021 and 2020 was $(71.1) million and $(38.6) million, respectively. This change was due to an increase in operating expenses of $42.3 million, which was partially offset by an increase in net revenue of $9.8 million. As a percentage of net revenue, income (loss) from operations was (15.1)% and (8.4)% for 2021 and 2020, respectively. This increase was primarily driven by increases as a percentage of net revenue in marketing expenses, cost of goods sold, excluding depreciation and amortization, and product, technology, general and administrative expenses, partially offset by decreases as a percentage of net revenue in other operating expense and depreciation and amortization, for the reasons set forth above.

Gain (Loss) on Extinguishment of Debt

Gain (loss) on extinguishment of debt for 2021 and 2020 was $(4.1) million and $0.0 million, respectively. This change was due to the extinguishment loss recorded upon the amendment of the 2020 Term Loan in May 2021.

Interest Income (Expense), Net

Interest income (expense), net for 2021 and 2020 was $(8.1) million and $(7.5) million, respectively. This change was primarily due to increased interest expense incurred on outstanding borrowings of $1.1 million, as well as decreased interest income on cash and cash equivalents of $0.1 million, partially offset by a decrease of $0.6 million associated with build-to-suit lease financings as a result of the Fairfield lease termination.

Other Income (Expense), Net

Other income (expense), net for 2021 and 2020 was $(5.0) million and $0.0 million, respectively. This change consists of the change in fair value of the Blue Torch warrant obligation, issued in May 2021 in conjunction with the amendment of the 2020 Term Loan (as defined below), upon remeasurement as of each reporting period.

Benefit (Provision) for Income Taxes

The provision for income taxes recorded in 2021 and 2020 reflects state income taxes in a jurisdiction in which net operating losses were not available to offset our tax obligations.

Non-GAAP Financial Measures

To provide additional information regarding our financial results, we monitor and have presented within this Annual Report on Form 10-K adjusted EBITDA and free cash flow, which are non-GAAP financial measures. These non-GAAP financial measures are not based on any standardized methodology prescribed by U.S. generally accepted accounting principles, or GAAP, and are not necessarily comparable to similarly-titled measures presented by other companies.

We define adjusted EBITDA as net income (loss) before interest income (expense), net, other operating expense, gain (loss) on extinguishment of debt, other income (expense), net, benefit (provision) for income taxes, depreciation and amortization, and share-based compensation expense. We have presented adjusted EBITDA in this Annual Report on Form 10-K because it is a key measure used by our management and board of directors to understand and evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, we believe that the exclusion of certain items in calculating adjusted EBITDA can produce a useful measure for period-to-period comparisons of our business.

We use adjusted EBITDA to evaluate our operating performance and trends and make planning decisions. We believe adjusted EBITDA helps identify underlying trends in our business that could otherwise be masked by the effect of the expenses that we exclude. Accordingly, we believe that adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results, enhancing the overall understanding of our past performance and future prospects, and allowing for greater transparency with respect to key financial metrics used by our management in its financial and operational decision-making.

Our adjusted EBITDA is not prepared in accordance with GAAP, and should not be considered in isolation of, or as an alternative to, measures prepared in accordance with GAAP. There are a number of limitations related to the use of adjusted EBITDA rather than net income (loss), which is the most directly comparable GAAP equivalent. Some of these limitations are:

- adjusted EBITDA excludes share-based compensation expense, as share-based compensation expense has recently been, and will continue to be for the foreseeable future, a significant recurring expense for our business and an important part of our compensation strategy;

- adjusted EBITDA excludes depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future;

- adjusted EBITDA excludes other operating expense, as other operating expense represents non-cash impairment charges on long-lived assets, a non-cash gain, net of a termination fee, on a lease termination, charges for estimated legal settlements, and restructuring costs;

- adjusted EBITDA excludes gains and losses on extinguishment of debt, as these primarily represent non-cash accounting adjustments;

- adjusted EBITDA does not reflect interest expense, or the cash requirements necessary to service interest, which reduces cash available to us;

- adjusted EBITDA does not reflect other (income) expense, net as this represents changes in the fair value of the Blue Torch warrant obligation as of each reporting period, which must be settled either in cash, which would have harmed our liquidity, or our Class A common shares, which would have resulted in dilution to our stockholders;

- adjusted EBITDA does not reflect income tax payments that reduce cash available to us; and

- other companies, including companies in our industry, may calculate adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

We define free cash flow as net cash from (used in) operating activities less purchases of property and equipment. We have presented free cash flow in this Annual Report on Form 10-K because it is used by our management and board of directors as an indicator of the amount of cash we generate or use and to evaluate our ability to satisfy current and future obligations and to fund future business opportunities. Accordingly, we believe that free cash flow provides useful information to investors and others in understanding and evaluating our operating results, enhancing the overall understanding of our ability to satisfy our financial obligations and pursue business opportunities, and allowing for greater transparency with respect to a key financial metric used by our management in their financial and operational decision-making.

Our free cash flow is not prepared in accordance with GAAP, and should not be considered in isolation of, or as an alternative to, measures prepared in accordance with GAAP. There are a number of limitations related to the use of free cash flow rather than net cash from (used in) operating activities, which is the most directly comparable GAAP equivalent. Some of these limitations are:

- free cash flow is not a measure of cash available for discretionary expenditures since we have certain non-discretionary obligations such as debt repayments and capital lease obligations that are not deducted from the measure; and

- other companies, including companies in our industry, may calculate free cash flow differently, which reduces its usefulness as a comparative measure.

Because of these limitations, we consider, and you should consider, adjusted EBITDA and free cash flow together with other financial information presented in accordance with GAAP. The following tables present a reconciliation of these non-GAAP measures to the most directly comparable measure calculated in accordance with GAAP, for each of the periods presented:

	Year Ended December 31,				
	2022	**2021**	**2020**	**2019**	**2018**
	(In thousands)				
Reconciliation of net income (loss) to adjusted EBITDA					
Net income (loss)	$ (109,733)	$ (88,381)	$ (46,154)	$ (61,081)	$ (122,149)
Share-based compensation	6,073	9,699	8,457	8,970	16,320
Depreciation and amortization	21,862	22,203	24,503	31,200	34,517
Other operating expense	1,530	—	4,567	3,571	2,170
Loss (gain) on extinguishment of debt	(650)	4,089	—	—	—
Interest (income) expense, net	3,664	8,131	7,548	8,943	7,683
Other (income) expense, net	(2,033)	5,021	—	—	—
Provision (benefit) for income taxes	34	23	42	42	88
Adjusted EBITDA	$ (79,253)	$ (39,215)	$ (1,037)	$ (8,355)	$ (61,371)

	Year Ended December 31,		
	2022	**2021**	**2020**
	(In thousands)		
Reconciliation of net cash from (used in) operating activities to free cash flow			
Net cash from (used in) operating activities	$ (91,587)	$ (48,962)	$ (5,372)
Purchases of property and equipment	(6,641)	(5,077)	(5,997)
Free cash flow	$ (98,228)	$ (54,039)	$ (11,369)

Liquidity and Capital Resources

The following table shows our cash and cash equivalents, accounts receivable, net, restricted cash, and working capital as of the dates indicated:

	December 31, 2022	December 31, 2021
	(In thousands)	
Cash and cash equivalents	$ 33,476	$ 82,160
Accounts receivable, net	$ 556	$ 234
Restricted cash included in Prepaid expenses and other assets	$ 111	$ 608
Restricted cash included in Other noncurrent assets	$ 1,069	$ 829
Working capital (1)	$ (33,283)	$ (30,399)

(1) We define working capital as the difference between our current assets (excluding cash and cash equivalents) and current liabilities (excluding the current portion of long-term debt and the current portion of the Blue Torch warrant obligation).

Our cash requirements are principally for working capital and capital expenditures to support our business, including investments at our fulfillment centers, investment in marketing to support execution on our strategic priorities, and investment in marketing to support execution on our strategic priorities. Our primary sources of liquidity are cash and cash equivalents, cash flows from the operations of our business, and cash generated through financing activities, as discussed below.

Equity Financing Transactions

RJB and Findley Private Placements

On April 29, 2022, we entered into a purchase agreement with RJB Partners LLC ("RJB") (as amended, the "RJB Purchase Agreement"), an affiliate of Joseph N. Sanberg, one of our existing stockholders. The RJB Purchase Agreement provided for, among other things, 3,333,333 shares of Class A common stock for an aggregate purchase price of $40.0 million (or $12.00 per share). An affiliate of Joseph N. Sanberg was assigned RJB's rights to 1,666,667 shares of Class A common stock for an aggregate purchase price of $20.0 million under the RJB Purchase Agreement, which was issued and sold concurrently with the execution of the purchase agreement (the "first closing"). The remainder of the Class A common shares under the RJB Purchase Agreement were to be issued and sold under a second closing, initially expected to close by May 30, 2022 or such other date as agreed to by the parties.

In addition, on April 29, 2022, we entered into a purchase agreement with Linda Findley, one of our directors and our President and Chief Executive Officer, under which we agreed to issue and sell to Ms. Findley in a separate private placement, which closed concurrently with the execution of the first closing, 41,666 shares of Class A common stock for an aggregate purchase price of $0.5 million (or $12.00 per share) (the "Findley Private Placement").

The first closing of the RJB Purchase Agreement and the Findley Private Placement (collectively, the "April 2022 Private Placements") resulted in $20.1 million of proceeds, net of issuance costs.

We used the net proceeds of the April 2022 Private Placements to support the execution of our strategic priorities and for other working capital and general corporate purposes.

On August 7, 2022, we amended the RJB Purchase Agreement, pursuant to which RJB agreed to purchase from us (i) the 1,666,667 shares of Class A common stock under the initial RJB Purchase Agreement at a price of $5.00 per share, instead of a price of $12.00 per share, and (ii) an additional 8,333,333 shares of Class A common stock at a price of $5.00 per share (the "RJB Second Closing"). Upon execution, the RJB Second Closing comprised in the aggregate a purchase price of $50.0 million and 10,000,000 shares of Class A common stock in total, as well as agreeing to extend the date of the second closing to on or before August 31, 2022. In addition, pursuant to the amendment, Joseph N. Sanberg agreed to personally guarantee the payment of the aggregate purchase price.

On September 7, 2022, we further amended the RJB Purchase Agreement to extend the closing date to September 30, 2022 or such earlier date as may be agreed to by ourselves and RJB, and to change the price per share to $5.65, instead of a price per share of $5.00, for the purchase of the 10,000,000 shares of Class A common stock remaining to be sold and issued, for an aggregate purchase price of $56.5 million (the "Outstanding Obligated Amount").

On November 6, 2022, we entered into a Guaranty and Pledge Agreement with an affiliate of Joseph N. Sanberg (the "Pledgor"), pursuant to which the Pledgor (i) guaranteed the Outstanding Obligated Amount and (ii) to secure its obligation to pay the Outstanding Obligated Amount, granted us security interests in the Pledgor's equity interests in securities (the "Pledged Shares") of certain privately-held issuers (the "Pledged Entities"), the certificates (if any) representing the Pledged Shares, and all dividends, distributions, cash, instruments and other property or proceeds from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the Pledged Shares (collectively, the "Pledged Collateral"). Because the Outstanding Obligated Amount remained unpaid after November 30, 2022, we are permitted to exercise remedies in respect to the Pledged Shares, including foreclosing on the Pledged Shares.

On December 14, 2022, pursuant to the RJB Purchase Agreement, we issued and sold 176,991 shares of Class A common stock to the Pledgor for an aggregate purchase price of $1.0 million (or $5.65 per share), resulting in $0.6 million of proceeds, net of issuance costs. As of the date of this Annual Report on Form 10-K, the remaining $55.5 million of the Outstanding Obligated Amount remains unfunded.

Because the Pledged Entities are privately held companies, there is no public trading market for the Pledged Shares. As a result, the value of the Pledged Shares could have been less than the Outstanding Obligated Amount, and, if we seek to foreclose upon the Pledged Shares to satisfy the Pledgor's obligation to pay the Outstanding Obligated Amount, the proceeds of any private sale of the Pledged Shares, to the extent any such private sale is permissible and effected subject to regulatory and contractual limitations that may apply, may be less than could be obtained from a sale in a public trading market and may be less than the Outstanding Obligated Amount.

We filed a UCC-1 Financing Statement to perfect our security interests in the Pledged Shares. As with any perfection of a security interest in pledged shares through the filing of a UCC-1 Financing Statement, such perfection may be subject to perfection of other security interests held by other secured parties, if any, in the pledged shares, achieved by possession or control of the pledged shares and thus may be superior to the security interests granted to us. We have also perfected our security interest in the Pledged Collateral through possession of certificated securities.

We expect to invest the proceeds from the RJB Second Closing, if received, in executing upon strategic priorities, or for general corporate purposes.

February 2022 Private Placement

On February 14, 2022, we entered into a purchase agreement with RJB, under which we agreed to issue and sell to RJB units of Class A common stock and warrants to purchase shares of Class A common stock in a private placement which closed concurrently with the execution of the purchase agreement for an aggregate purchase price of $5.0 million (or $14.00 per unit). In the aggregate, RJB received (i) 357,143 shares of Class A common stock, and (ii) warrants to purchase 500,000 shares of Class A common stock at various exercise prices of $15.00 per share, $18.00 per share, and $20.00 per share, resulting in $4.8 million of proceeds, net of issuance costs.

The net proceeds of the private placement were used for working capital and general corporate purposes, including executing on strategic priorities.

2021 Capital Raise

On November 4, 2021, we closed a series of transactions referred to as the 2021 Capital Raise, which resulted in the issuance of (i) 7,500,000 shares of Class A common stock, and (ii) warrants to purchase 10,500,000 shares of Class A common stock at exercise prices of $15.00 per share, $18.00 per share, and $20.00 per share, resulting in $70.3 million of proceeds, net of issuance costs.

On September 15, 2021, we closed a private placement with Matthew B. Salzberg, as contemplated within the 2021 Capital Raise described above, and which resulted in the issuance of (i) 300,000 shares of Class A common stock, and (ii) warrants to purchase 420,000 shares of Class A common stock at exercise prices of $15.00 per share, $18.00 per share, and $20.00 per share, resulting in $2.8 million of proceeds, net of issuance costs.

The net proceeds of the 2021 Capital Raise were used for general corporate purposes, primarily consisting of (i) an acceleration and expansion of our previous growth strategy, (ii) an acceleration of certain of our environmental and sustainability initiatives, including the achievement of our goal of carbon neutrality by March 31, 2022, and (iii) increased investments in our hourly employees, including raising the base hourly compensation rate to at least $18.00 per hour for employees in October 2021, as well as enhancing our employee benefits and programs.

Public Equity Offerings

On April 29, 2020, we filed a universal shelf registration statement on Form S-3 (the "2020 Shelf") with the Securities and Exchange Commission (the "SEC"), to register for sale from time to time up to $75.0 million of Class A common stock, preferred stock, debt securities and/or warrants in one or more offerings, which became effective on July 23, 2020.

On August 10, 2020, we completed an underwritten public offering of 4,000,000 shares of our Class A common stock under the 2020 Shelf, resulting in $32.9 million of proceeds, net of underwriting discounts and commissions and offering costs.

On June 18, 2021, we completed an underwritten public offering of 5,411,900 shares of our Class A common stock, including the 705,900 shares issuable upon the underwriter's exercise of its option to purchase additional shares, under the 2020 Shelf, resulting in $21.1 million of proceeds, net of underwriting discounts and commissions and offering costs.

On October 6, 2022, we completed an "at-the-market" equity offering, pursuant to which we issued and sold 4,622,772 shares of our Class A common stock, resulting in $14.1 million of proceeds, net of commissions and offering costs, and which exhausted the remaining amount of Class A common stock, preferred stock, debt securities and/or warrants available for issuance under the 2020 Shelf.

On November 7, 2022, we filed a universal shelf registration statement on Form S-3 (the "2022 Shelf") with the SEC, to register for sale from time to time up to $100.0 million of Class A common stock, preferred stock, debt securities and/or warrants in one or more offerings, which became effective on November 10, 2022. On November 10, 2022, we entered into an Equity Distribution Agreement with the Sales Agent, pursuant to which we may issue and sell shares of our Class A common stock having an aggregate offering price of up to $30.0 million through the Sales Agent, pursuant to an "at-the-market" offering (the "November 2022 ATM"). On January 19, 2023, we completed the November 2022 ATM, pursuant to which we issued and sold 28,998,010 shares of our Class A common stock, resulting in $29.0 million of proceeds, net of commissions and offering costs. As of December 31, 2022, 13,002,941 shares were issued and sold, resulting in $12.8 million of proceeds, net of commissions and offering costs. In January 2023, the remaining 15,995,069 shares were issued and sold, resulting in $16.2 million of proceeds, net of commissions and offering costs. The shares of Class A common stock issued and sold in the November 2022 ATM were issued and sold under the 2022 Shelf.

On February 10, 2023, we launched an "at-the-market" equity offering for the sale from time to time of up to $70.0 million of Class A common stock from time to time through the Sales Agent, pursuant to an "at-the-market" offering (the "February 2023 ATM"). As of February 28, 2023, the Company had issued and sold 394,483 shares of its Class A common stock pursuant to the February 2023 ATM, resulting in $0.3 million of proceeds, net of commissions and offering costs. The shares of Class A common stock issued and sold in the February 2023 ATM as of February 28, 2023, and any additional shares that may be issued and sold, were or will be issued and sold under the 2022 Shelf.

Debt financing transactions

On October 16, 2020, we entered into a financing agreement which provided for a senior secured term loan in the aggregate principal amount of $35.0 million (the "2020 Term Loan"). The 2020 Term Loan bore interest at a rate equal to LIBOR (subject to a 1.50% floor) plus 8.00% per annum, with the principal amount repayable in equal quarterly installments of $875,000 through December 31, 2022, and the remaining unpaid principal amount of the 2020 Term Loan due on March 31, 2023.

On May 5, 2022 (the "issue date"), we entered into a note purchase and guarantee agreement (the "note purchase agreement"), which provides for, among other things, the issuance of $30.0 million in aggregate principal amount of senior secured notes due May 5, 2027 (the "senior secured notes") at a purchase price equal to 94.00% thereof. The proceeds of the senior secured notes were used, together with cash on hand, to repay in full the outstanding amount under our 2020 Term Loan and pay fees and expenses in connection with the transactions contemplated by the note purchase agreement. We terminated our financing agreement effective as of the same date.

On August 30, 2022, we amended the note purchase agreement (the "amendment"), which would have been effective the first date that a minimum of $50.0 million of the equity proceeds are received under the RJB Second Closing, amongst other closing conditions. The amendment would have, among other things:

• allowed us to voluntarily prepay the senior secured notes within 18 months of the issue date, subject to an Applicable Premium (as defined within the amendment) penalty;

• allowed us to repurchase up to $25.0 million of our outstanding equity interests, subject to certain conditions; and

• added certain limitations to the definition of Cash Flow Forecast (as defined within the amendment).

As of the date of this Annual Report on Form 10-K, the closing conditions of the amendment had not been met, and as such, the amendment was superseded by the March 2023 note purchase agreement amendment described below.

On March 15, 2023, we entered into a waiver, consent, and amendment to the note purchase agreement which among other things accelerates the repayment of our senior secured notes due originally in May 2027 to an effective maturity of June 2023. We have agreed to pay the full outstanding principal balance on the senior secured notes in four equal amortization installments of $7.5 million with the first installment paid in connection with the signing of the note purchase agreement amendment and with the final installment due on June 15, 2023, including any accrued and unpaid interest. Under the note purchase agreement amendment, the noteholder also agreed to reduce the minimum liquidity covenant amount, which was previously set at $25.0 million, to $17.5 million following the first amortization payment and to $10.0 million following the first and second amortization payments until the senior secured notes are repaid in full. Furthermore, conditioned upon the timely payment of all the amortization payments, the noteholder agreed to waive all prepayment premiums and the ESG KPI Fee that would otherwise have been owed by us at maturity in May 2027.

In connection with the note purchase agreement amendment, the noteholder consented to the surrender of ownership to the Company, by the Pledgor, of certain of the Pledged Shares in satisfaction of certain obligations of the Pledgor under the Pledge Agreement, should a surrender of the collateral be agreed by us and the Pledgor. The note purchase agreement amendment also clarified that such surrendered Pledged Shares would become collateral for our obligation under the note purchase agreement.

The note purchase agreement amendment also contains additional and modified reporting and information requirements, including amending the requirement to deliver an audit report of our independent registered public accounting firm, which report shall not include a "going concern" explanatory paragraph expressing substantial doubt about our ability to continue as a going concern to exclude the audit opinion relating to the financial statements as of and for the year ended December 31, 2022. In addition, the note purchase agreement amendment clarifies that, to the extent, if any, that certain prior events related to the Pledge Agreement or amendments to the RJB Purchase Agreement constituted defaults under the note purchase agreement, such defaults are waived, although it is our position that no such defaults existed at any time.

After receiving a minimum specified bond rating after the issue date, as specified within the terms of the note purchase agreement, the senior secured notes bear interest at a rate equal to 8.875% per annum, payable in arrears on June 30 and December 31 of each calendar year. Prior to the note purchase agreement amendment the senior secured notes amortized semi-annually in equal installments of $1.5 million beginning on December 31, 2025, with the remaining unpaid principal amount of the senior secured notes due on May 5, 2027.

The note purchase agreement contains two financial maintenance covenants:

- a minimum liquidity covenant of:

    i. for any date prior to or ending on June 30, 2022, including those within required cash flow forecasts provided to the noteholders, $15.0 million; and

    ii. prior to the note purchase agreement amendment (as described above) for any date thereafter, including those within required 13-week cash flow forecasts provided to the noteholders:

        - $15.0 million if our most recent Asset Valuation (as defined in the note purchase agreement) is greater than $25.0 million;

        - $20.0 million if our most recent Asset Valuation is greater than $20.0 million but less than $25.0 million; or

        - $25.0 million if our most recent Asset Valuation is less than or equal to $20.0 million, or is as of yet uncompleted; and

- a covenant requiring us to maintain a minimum Asset Coverage Ratio (as described below) of at least 1.25 to 1.00.

As a result of the initial Asset Valuation completed on August 31, 2022, and the most recent Asset Valuation completed on January 30, 2023, the minimum liquidity covenant was set at $25.0 million as of December 31, 2022. Subsequent to the initial report, the Asset Valuation is required to be provided to the noteholders no later than 30 days after June 30 and December 31 of each fiscal year. Under the note purchase agreement amendment, the noteholder agreed to reduce the minimum liquidity covenant amount to $17.5 million following the first amortization payment in connection with the signing of the note purchase agreement amendment and to $10.0 million following the first and second amortization payments until the senior secured notes are repaid in full.

The Asset Coverage Ratio is measured as of each quarter-end, and represents the ratio of (a) the aggregate amount of Adjusted Eligible Collateral (as defined within the note purchase agreement) to (b) the aggregate outstanding principal amount of the senior secured notes at such time.

We have also agreed to use commercially reasonable efforts to cause 90% of the packaging for our meal kit boxes to be recyclable, reusable, or compostable (the "ESG KPI Goal"); the failure to achieve the ESG KPI Goal prior to the date on which the senior secured notes are repaid will require us to pay a fee equal to 1% of the principal amount of the senior secured notes. Conditioned upon the timely payment of all the amortization payments, the noteholder agreed to waive the ESG KPI Fee under the note purchase agreement amendment.

The note purchase agreement contains additional restrictive covenants and affirmative and financial reporting covenants restricting our and our subsidiaries' activities. Restrictive covenants include limitations on the incurrence of indebtedness and liens, restrictions on affiliate transactions, restrictions on the sale or other disposition of collateral, and limitations on dividends and stock repurchases.

Total outstanding debt, net of debt issuance costs and issued letters of credit outstanding were $27.5 million and $1.2 million, respectively, as of December 31, 2022, and $29.4 million and $1.4 million, respectively, as of December 31, 2021. In addition, as of December 31, 2022, we believe we were in compliance with all of the covenants under the note purchase agreement. However, our noteholder has alleged that we were in default with respect to certain prior events related to the Pledge Agreement or amendments to the RJB Purchase Agreement made without their consent. We dispute that any such defaults existed or exist, but to the extent that such defaults did exist, we have received a waiver from our noteholder pursuant to the note purchase agreement amendment.

Silicon Valley Bank

On March 10, 2023, Silicon Valley Bank ("SVB") was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation ("FDIC") as receiver. SVB's deposits are insured by the FDIC in amounts up to $250,000 for each deposit account. Substantially all of our cash and cash equivalents are held in four SVB deposit accounts and substantially all of which was not insured by the FDIC (the "uninsured amount). On March 12, 2023, the U.S. Treasury, Federal Reserve, and FDIC announced that SVB depositors will have access to all of their money, including the uninsured amount, starting March 13, 2023. Starting on March 13, 2023, we regained full access to all of our cash and cash equivalents.

Known Liquidity Trends

Management considered conditions and events that could raise substantial doubt about our ability to continue as a going concern within twelve months of the issuance date of this Annual Report on Form 10-K, and considered our current financial condition and liquidity sources, including current funds available, forecasted future cash flows, and our conditional and unconditional obligations before such date.

We have a history of significant net losses, including $109.7 million, $88.4 million and $46.2 million for the years ended December 31, 2022, 2021 and 2020, respectively, and operating cash flows of $(91.6) million, $(49.0) million and $(5.4) million for each of the years ending December 31, 2022, 2021 and 2020, respectively. Our current operating plan indicates we will continue to incur net losses and generate negative cash flows from operating activities.

In addition to the financing transactions discussed above, on May 5, 2022, we entered into a gift card sponsorship agreement (the "Sponsorship Gift Cards Agreement") with an affiliate of Joseph N. Sanberg, pursuant to which such affiliate agreed to pay us a $20.0 million net sponsorship fee to support a marketing program through which we will distribute gift cards, at our sole discretion, in order to support our previous growth strategy. On August 7, 2022, we amended the Sponsorship Gift Cards Agreement to extend the funding date to on or before August 31, 2022, and pursuant to which, Joseph N. Sanberg personally guaranteed his affiliate's obligation.

On September 7, 2022, the Sponsorship Gift Cards Agreement was further amended to reduce the net sponsorship fee to $18.5 million and extend its due date to September 19, 2022. As of the date of this Annual Report on Form 10-K, the Sanberg affiliate has paid $5.8 million of its commitment under this agreement with $12.7 million remaining to be paid.

As we have agreed, under the note purchase agreement amendment, to repay our outstanding indebtedness in full by the end of the second quarter of 2023, if we do not receive the remaining amounts owed to us under the RJB Second Closing and the Sponsorship Gift Cards Agreement (collectively, the "liquidity transactions"), and if we are unable to raise any additional capital, including in connection with the February 2023 ATM or receive any cash proceeds from the disposition of the Pledged Collateral, our forecast of future cash flows indicates that such cash flows would not be sufficient to meet our current obligations as early as June 2023.

While management was able to obtain personal guarantees from Joseph N. Sanberg relating to his affiliates' obligations to fund the liquidity transactions via the executed amendments above, as well as the Pledged Shares from the Pledgor, there is no assurance that the liquidity transactions will be consummated in a timely manner, or that we will be able to sell the Pledged Shares in amounts that are sufficient to meet our obligations as they become due, or on terms acceptable to us, or at all.

Although we have been reviewing a number of potential alternatives regarding our liquidity, including identified and to be identified cost reduction initiatives, monetizing the Pledged Shares, and/or securing alternative sources for additional financing, such alternatives may not be achievable on favorable conditions, or at all, and these conditions and events in the aggregate raise substantial doubt regarding our ability to continue as a going concern. In addition to the foregoing, we may also seek to pursue and execute financing opportunities, a business combination or other strategic transaction.

Cash Flows

The following table presents the major components of net cash flows from and used in operating, investing, and financing activities for the periods indicated:

	Year Ended December 31,		
	2022	**2021**	**2020**
	(In thousands)		
Net cash from (used in) operating activities	$ (91,587)	$ (48,962)	$ (5,372)
Net cash from (used in) investing activities	(6,418)	(3,666)	(5,777)
Net cash from (used in) financing activities	49,064	90,383	10,548
Net increase (decrease) in cash, cash equivalents, and restricted cash	(48,941)	37,755	(601)
Cash, cash equivalents, and restricted cash–beginning of period	83,597	45,842	46,443
Cash, cash equivalents, and restricted cash–end of period	$ 34,656	$ 83,597	$ 45,842

Net Cash from (used in) Operating Activities

Net cash from (used in) operating activities consists of net income adjusted for certain non-cash items and changes in operating assets and liabilities.

In 2022, net cash from (used in) operating activities was $(91.6) million and consisted of net income (loss) of $(109.7) million, non-cash items of $25.8 million, and a net change in operating assets and liabilities of $(7.6) million. Changes in operating assets and liabilities were primarily driven by decreases in accounts payable, operating lease liabilities, and accrued expenses and other current liabilities of $22.2 million and increases in prepaid expenses and other current assets, other noncurrent assets and liabilities, and receivables of $9.5 million, partially offset by decreases in deferred revenue, current portion of related party payables, and related party payables of $16.6 million and decreases in operating lease right-of-use assets and inventories of $7.5 million.

In 2021, net cash from (used in) operating activities was $(49.0) million and consisted of net income (loss) of $(88.4) million, non-cash items of $41.1 million, and a net change in operating assets and liabilities of $(1.7) million. Changes in operating assets and liabilities were primarily driven by decreases in accrued expenses and other current liabilities and other noncurrent assets and liabilities of $12.0 million and increases in inventories and receivables of $6.9 million, partially offset by a decrease in prepaid expenses and other current assets of $11.2 million and increases in accounts payable and deferred revenue of $6.0 million.

In 2020, net cash from (used in) operating activities was $(5.4) million and consisted of net income (loss) of $(46.2) million, primarily non-cash items of $36.3 million, and a net change in operating assets and liabilities of $4.5 million. Changes in operating assets and liabilities were primarily driven by increases in accrued expenses and other current liabilities, deferred revenue, and other noncurrent assets and liabilities of $11.2 million and decreases in inventory and receivables of $8.2 million, partially offset by an increase in prepaid expenses and other current assets of $14.4 million and a decrease in accounts payable of $0.5 million.

Net Cash from (used in) Investing Activities

In 2022, net cash from (used in) investing activities was $(6.4) million and consisted primarily of $(6.6) million for purchases of property and equipment, of which $(4.7) million relates to capitalized software costs, to support business initiatives and ongoing product expansion, partially offset by $0.2 million of proceeds from the sales of fixed assets. In the future we expect to incur capital expenditures primarily related to the execution of our strategic priorities and to further optimize and drive efficiency in our operations and capitalized software costs. As of December 31, 2022, our projected capital expenditures are expected to amount to approximately $4.0 million to $6.0 million in the aggregate for 2023. The timing and amount of our projected expenditures is dependent upon a number of factors, including our ability to successfully execute on our strategic priorities, and may vary significantly from our estimates.

In 2021, net cash from (used in) investing activities was $(3.7) million and consisted primarily of $(5.1) million for purchases of property and equipment, of which $(2.7) million relates to capitalized software costs, to support business initiatives and ongoing product expansion, partially offset by $1.4 million of proceeds from the sales of fixed assets.

In 2020, net cash from (used in) investing activities was $(5.8) million and consisted primarily of $(6.0) million for purchases of property and equipment, of which $(2.9) million relates to capitalized software costs, to support business initiatives and ongoing product expansion. Cash paid for capital expenditures in 2020 was primarily driven by acquisition of fixed assets and development of software to support business initiatives and ongoing product expansion.

Net Cash from (used in) Financing Activities

Net cash from (used in) financing activities primarily relates to proceeds from issuances of Class A common stock, net borrowings and repayments of debt, payments of debt issuance costs, proceeds from exercises of stock options, and principal payments on capital lease obligations.

In 2022, net cash from (used in) financing activities was $49.1 million and consisted primarily of the net proceeds relating to our debt, equity, and warrant issuances, partially offset by repayments of debt and payments of debt and equity issuance costs.

In 2021, net cash from (used in) financing activities was $90.4 million and consisted primarily of $99.6 million of the net proceeds from equity and warrant issuances and the deemed receipt of funds held in escrow relating to the amendment of the 2020 Term Loan in May 2021, partially offset by the release back to the lenders of the funds held in escrow relating to the amendment of the 2020 Term Loan, repayments of debt, payments of debt and equity issuance costs, and principal payments on capital lease obligations.

In 2020, net cash from (used in) financing activities was $10.5 million and consisted primarily of $33.0 million of proceeds from our senior secured term loan, net of debt issuance costs, $32.9 million of proceeds from the public offering of Class A common stock, net of offering costs, and $0.5 million of proceeds from the exercise of stock options, partially offset by $55.6 million of repayments of all outstanding indebtedness under our revolving credit facility, and principal payments on capital lease obligations. The proceeds of the senior secured term loan were used, together with cash on hand, to repay in full all outstanding indebtedness under the revolving credit facility and to pay fees and expenses in connection with the transactions contemplated by the senior secured term loan. For additional information on the 2020 Term Loan, see Note 10 to the Consolidated Financial Statements of this Annual Report on Form 10-K.

Free Cash Flow

We define free cash flow as net cash from (used in) operating activities less purchases of property and equipment.

Our free cash flow was $(98.2) million, $(54.0) million, and $(11.4) million for the years ended December 31, 2022, 2021, and 2020, respectively. In 2022, free cash flow consisted of $(91.6) million of net cash from (used in) operating activities and $(6.6) million for purchases of property and equipment, of which $(4.7) million relates to capitalized software costs. In 2021, free cash flow consisted of $(49.0) million of net cash from (used in) operating activities and $(5.1) million for purchases of property and equipment, of which $(2.7) million relates to capitalized software costs. In 2020, free cash flow consisted of $(5.4) million of net cash from (used in) operating activities and $(6.0) million for purchases of property and equipment, of which $(2.9) million relates to capitalized software costs. Please see "Non-GAAP Financial Measures" for a discussion of the use of non-GAAP financial measures and for a reconciliation of free cash flow to net cash from (used in) operating activities, the most directly comparable measure calculated in accordance with GAAP.

NYSE Deficiency

On December 21, 2022, we were notified by the New York Stock Exchange (the "NYSE") that we were no longer in compliance with the NYSE's continued listing standards set forth in Section 802.01B of the NYSE Listed Company Manual because our average global market capitalization over a consecutive 30 trading-day period was less than $50.0 million and, at the same time, our last reported stockholders' equity was less than $50.0 million. As required by the NYSE, on January 6, 2023, we notified the NYSE of our intent to cure the deficiency and restore our compliance with the NYSE continued listing standards. In accordance with applicable NYSE procedures, on February 6, 2023, we submitted a plan advising the NYSE of the definitive actions we have taken and are taking, that would bring us into compliance with the NYSE continued listing standards within 18 months of receipt of the written notice. On February 28, 2023, the NYSE accepted the plan and our Class A common stock will continue to be listed and traded on the NYSE during the 18-month period from December 21, 2022, subject to our compliance with other NYSE continued listing standards and continued periodic review by the NYSE of our progress with respect to our plan.

In addition, the notice further notified us that we no longer satisfied the continued listing compliance standard set forth Section 802.01C of the NYSE Listed Company Manual because the average closing price of our Class A common stock was less than $1.00 per share over a consecutive 30-day trading period. The notice has no immediate impact on the listing of our Class A common stock which will continue to trade on the NYSE during the applicable cure period. We are closely monitoring the closing share price of our Class A common stock and are considering all available options. We intend to regain compliance with the NYSE listing standards by pursing measures that are in our best interest and the best interests of our shareholders, which could include seeking to effect a reverse stock split.

There can be no assurance that we regain compliance with either of the above-mentioned NYSE continued listing standards. Any potential delisting of our Class A common stock from the NYSE would likely result in decreased liquidity and increased volatility for our Class A common stock and would adversely affect our ability to raise additional capital or enter into strategic transactions. As of the date of this Annual Report on Form 10-K, we have not yet regained compliance with either of the above-mentioned NYSE continued listing standards.

Contractual Obligations

Debt

As of December 31, 2022, the remaining principal payments required under our senior secured notes were $30.0 million. The senior secured notes will amortize in four equal installments of $7.5 million, with the first installment paid in connection with the signing of the note purchase agreement amendment, and the final installment due on June 15, 2023. Following the note purchase agreement amendment, the remaining interest payments required under our senior secured notes are $0.9 million, which are due in connection with the amortization payments. For additional information, refer to "Liquidity and Capital Resources – Debt financing transactions" above.

Leases

We lease fulfillment centers and office space under non-cancelable operating lease arrangements that expire on various dates through 2027, including non-cancelable operating leases for office space in New York City, New York and Austin, Texas, currently occupied fulfillment centers in Linden, New Jersey and Richmond, California, and a previously occupied fulfillment centers in Arlington, Texas and Jersey City, New Jersey. We also have various non-cancelable operating leases for certain equipment. As of December 31, 2022, we had lease payment obligations of $42.3 million, of which $13.2 million is payable within 12 months.

We have also entered into agreements to sublease portions of our corporate offices and fulfillment centers. The subleases continue through the duration of our existing leases for each location and entitle us to future minimum sublease payments of $4.7 million as of December 31, 2022, of which $2.6 million is receivable within 12 months.

Critical Accounting Policies and Significant Estimates

In preparing our consolidated financial statements in accordance with GAAP, we are required to make estimates and assumptions that affect the amounts of assets, liabilities, revenue, costs and expenses, and disclosure of contingent assets and liabilities that are reported in the consolidated financial statements and accompanying disclosures. We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements because they involve the most difficult, subjective or complex judgments about the effect of matters that are inherently uncertain. Therefore, we consider these to be our critical accounting policies. Accordingly, we evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates and assumptions. See Note 2 to the Consolidated Financial Statements of this Annual Report on Form 10-K for information about these critical accounting policies, as well as a description of our other accounting policies.

Revenue Recognition

We primarily generate revenue from the sale of our products to customers, including meals, wine and kitchen tools, and through enterprise bulk sales on an ad hoc basis. For the years ended December 31, 2022, 2021, and 2020, we derived substantially all of our Net revenue from sales of our meals.

Our revenue contracts represent a single performance obligation to sell our products to our customers. We recognize revenue upon transfer of control, including passage of title to the customer and transfer of risk of loss related to the products, in an amount that reflects the consideration we expect to be entitled to. In general, we charge credit cards in advance of shipment. Transfer of control generally passes upon delivery to the customer. Sales taxes imposed on our sales are presented on a net basis in the Consolidated Statements of Operations, and therefore do not impact Net revenue or Cost of goods sold, excluding depreciation and amortization.

We deduct promotional discounts, actual customer credits and refunds as well as credits and refunds expected to be issued to determine Net revenue. Customers who receive a damaged meal or wine order or are dissatisfied with an order and contact us within seven days of receipt of the order may receive a full or partial refund, full or partial credit against future purchase, or replacement, at our sole discretion. Credits only remain available for customers who maintain a valid account with us. Customers who return an unused, undamaged Blue Apron Market product within 30 days of receipt receive a full refund. We estimate and record expected credits and refunds based on prior history, recent trends, and projections for credits and refunds on sales in the current period. Reserves for credits and refunds are included within Accrued expenses and other current liabilities on the Consolidated Balance Sheets.

We periodically enter into agreements with third parties to market our products. We record revenue from such arrangements at the gross amount as we are the principal in these arrangements as we are primarily responsible for fulfilling the goods to customers, provide primary customer service for such products sold on its website, have latitude in establishing price and selecting such products sold on our website, and maintain inventory risk.

We have two types of contractual liabilities: (i) cash collections from our customers prior to delivery of products purchased, which are included in Deferred revenue on the Consolidated Balance Sheets, and are recognized as revenue upon transfer of control of our products, and (ii) unredeemed gift cards and other prepaid orders, which are included in Deferred revenue on the Consolidated Balance Sheets, and are recognized as revenue when gift cards are redeemed and the products are delivered. Certain gift cards are not expected to be redeemed, also known as breakage, and are recognized as revenue over the expected redemption period, subject to requirements to remit balances to governmental agencies.

Inventories, Net

Inventories, net consist primarily of bulk and prepped food, products available for resale, packaging, containers, and wine products which are stated at the lower of cost or net realizable value. Inventory costs consist of product costs, inbound shipping and handling costs, and applicable direct labor costs. Inventories are valued on a first-in, first-out cost basis. We record an inventory valuation reserve when applicable, based on currently available information, about the likely method of disposition, such as through sales to individual customers, donations or liquidations, and expected recoverable values of each inventory category. For the years ended December 31, 2022, 2021, and 2020, the inventory valuation reserve was $0.2 million, $0.4 million, and $0.3 million, respectively.

Leases

At the inception of an arrangement, we determine whether the arrangement is or contains a lease based on the unique facts and circumstances present. Leases are recognized on the Consolidated Balance Sheet as right-of-use ("ROU") assets, lease obligations and, if applicable, long-term lease obligations. Lease obligations and their corresponding ROU assets are recorded based on the present value of lease payments over the expected lease term. As the interest rate implicit in lease contracts is typically not readily determinable, we utilize the appropriate incremental borrowing rate, which is the rate incurred to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. Certain adjustments to the ROU asset may be required for items such as initial direct costs paid or incentives received. The lease term may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. The components of a lease should be split into three categories: lease components, including land, building, or other similar components; non-lease components, including common area maintenance, maintenance, consumables, or other similar components; and non-components, including property taxes, insurance, or other similar components. However, we have elected to combine lease and non-lease components as a single component. The lease expense is recognized over the expected term on a straight-line basis.

Share-Based Payments

We recognize share-based compensation for share-based awards, including stock options and restricted stock units, based on the estimated fair value of the awards, on a straight-line basis over the period in which the employee is required to provide services, generally up to four years.

In February 2022, we granted 247,161 shares of performance-based restricted stock units for our Class A common stock to certain employees, including our executive officers. Such units are subject to vesting conditions that are tied to the performance of our stock price relative to the performance of a peer group of publicly traded companies' stock price over a performance period beginning February 25, 2022 through February 25, 2025. As this grant was determined to include a market condition, we utilized the Monte Carlo simulation valuation model to value the grant. The total grant date fair value was $1.3 million, and will be recognized on a straight-line basis over the performance period of three years.

In February 2021, we granted 1,190,250 shares of performance-based restricted stock units for our Class A common stock to certain employees, including our executive officers. Such units are subject to vesting conditions that are tied to the achievement of certain stock price targets and time-based requirements beginning February 25, 2021 and continuing through February 25, 2024. As this grant was determined to include a market condition, we utilized the Monte Carlo simulation valuation model to value the grant. The total grant date fair value was $7.7 million, and will be recognized on a straight-line basis over the derived service periods, which range from 0.99 to 2.99 years, as determined by the Monte Carlo simulation valuation model.

In 2020, we did not grant any performance stock units.

Warrant Obligation

The Blue Torch warrant obligation in conjunction with the Amendment, as discussed in "Liquidity and Capital Resources – Debt financing transactions" above, was accounted for in accordance with ASC 815-40, *Contracts in an Entity's Own Equity*, as a liability recognized at fair value, and was remeasured as of each balance sheet date with changes in fair value recorded in Other income (expense), net in the Consolidated Statements of Operations. The amount of each warrant to be issued under the obligation set forth in the financing agreement was based upon 0.50% of the then-outstanding shares of our common stock on a fully-diluted basis on the first day of each quarter beginning on or after July 1, 2021, so long as the 2020 Term Loan remained outstanding. As such, the fair value of the Blue Torch warrant obligation was calculated using the estimated amount of warrants to be issued over the life of the financing agreement multiplied by the closing price of our stock as of the balance sheet date, less $0.01 per share to represent each warrant's exercise price. The estimated amount of shares to be issued was derived from our estimate of shares of our common stock on a fully-diluted basis over the life of the financing agreement.

On May 5, 2022, we fully repaid the 2020 Term Loan with the proceeds of our senior secured notes and cash on hand and terminated our financing agreement with Blue Torch effective as of the same date, which also resulted in the termination of the warrant obligation. As of May 5, 2022, all warrants that had been issued under the Blue Torch warrant obligation had been exercised in full, resulting in no liability-classified warrants outstanding.

In 2022, we recorded a non-cash gain in Other income (expense) of $2.0 million in our Statement of Operations resulting from the change in the fair value of the Blue Torch warrant obligation upon remeasurement as of each reporting period, as well as the gain recognized upon derecognition. In 2021, we recorded a non-cash loss in Other income (expense) of $(5.0) million in our Statement of Operations resulting from the change in the fair value of the Blue Torch warrant obligation upon remeasurement as of each reporting period.

Recoverability of Long-Lived Assets

Our long-lived assets consist of property and equipment and capitalized software development costs. We periodically evaluate whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets may warrant revision or that the remaining balance may not be recoverable. These factors may include a significant deterioration of operating results, changes in business plans, or changes in anticipated cash flows. Recoverability is measured by comparing the carrying amount of an asset group to future undiscounted net cash flows expected to be generated from the use of the asset and its eventual disposition, where applicable. If future undiscounted cash flows are less than the carrying value, an impairment is recognized in earnings to the extent that the carrying value exceeds fair value. In determining future cash flows, we use industry accepted valuation models and engage third party valuation specialists, as needed. When multiple valuation methodologies are used, the results are weighted appropriately. In addition to the recoverability assessment, we routinely review the remaining estimated useful lives of our long-lived assets. If we reduce the estimated useful life assumption for any asset, the remaining balance would be depreciated over the revised estimated useful life.

For the years ended December 31, 2022 and 2021, there were no impairments of long-lived assets. For the year ended December 31, 2020, we recorded impairment charges of $7.6 million in Other operating expense on long-lived assets related to our Arlington, Texas fulfillment center. See Note 7 to the Consolidated Financial Statements of this Annual Report on Form 10-K for further discussion.

Contingencies

We record accruals for loss contingencies when it is probable that a liability will be incurred and the amount of the loss can be reasonably estimated. If the reasonable estimate of the loss is a range and no amount within the range is a better estimate, the minimum amount of the range is recorded as a liability. If a probable loss is not reasonably estimable, or we determine that a loss is reasonably possible, but not probable, we disclose the matter, and the amount or range of the possible losses, if estimable, in the notes to the Consolidated Financial Statements. As of December 31, 2022, 2021, and 2020, we had accruals of $0.0 million, $0.0 million, and $1.1 million in Other operating expense for estimated legal settlements for which we concluded the loss was probable and reasonably possible.

Recent Accounting Pronouncements

For information about recent accounting pronouncements, see Note 2 to the Consolidated Financial Statements of this Annual Report on Form 10-K.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We are a "smaller reporting company," as defined by Rule 12b-2 of the Securities Exchange Act of 1934 and are not required to provide information under this item.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The information required by this item is incorporated herein by reference to the financial statements set forth in Item 15. "Exhibits and Financial Statement Schedule."

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A.   CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Interim Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures, as defined by Rules 13a-15€ and 15d-15(e) under the Exchange Act, as of December 31, 2022. Based on the evaluation of our disclosure controls and procedures, our Chief Executive Officer and Interim Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2022 at the reasonable assurance level due to the material weakness described below.

Notwithstanding the ineffective disclosure controls and procedures as a result of the identified material weakness, our Chief Executive Officer and Interim Chief Financial Officer have concluded that the consolidated financial statements included in this Annual Report on Form 10-K present fairly, in all material respects, the Company's financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the United States.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (2013). Based on its assessment, our management has concluded that, as of December 31, 2022, our internal control over financial reporting was not effective due to the material weakness described below.

Material Weakness

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Management has identified a material weakness in our information technology general controls and IT dependent controls related to revenue and inventory. Our manage access information technology general controls over certain key IT systems were not designed and did not operate effectively. Specifically, user access recertifications were not complete and precise to validate permissions granted to the user/system account continue to be appropriate. As a result of these deficiencies, the related process-level IT dependent manual and automated application controls could not be relied upon. As a result, we did not have effective controls over the completeness and accuracy of data used to support accounts related to the revenue and inventory processes.

In order to remediate this material weakness, we are implementing the following measures:

- Providing training of internal controls to key stakeholders within the IT process
- Enhancing user access review procedures to ensure completeness and precision around user access permission validations

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in its report which is included below.

Attestation Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The attestation report of the independent registered public accounting firm, Ernst & Young LLP, on the Company's internal control over financial reporting is included below under the heading "Report of Independent Registered Public Accounting Firm."

Previously Identified Material Weaknesses in Internal Control Over Financial Reporting

None.

Changes in Internal Control over Financial Reporting

Except as disclosed above, there were no changes in our internal control over financial reporting identified in management's evaluation pursuant to Rules 13a-15(d) or 15d-15(d) of the Exchange Act during the period covered by this Annual Report on Form 10-K that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B.   OTHER INFORMATION.

None.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

None.

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required by this item will be included under the caption "Directors, Executive Officers and Corporate Governance" in our Proxy Statement for the 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2022, which we refer to as our 2023 Proxy Statement, and is hereby incorporated by reference into this Annual Report on Form 10-K.

Our board of directors has adopted a Code of Conduct and Ethics applicable to all officers, directors, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code is available at the Investor Relations section of our website, located at investors.blueapron.com, under "Corporate Governance—Governance Documents." We intend to make all required disclosures regarding any amendments to, or waivers from, any provisions of the code at the same location of our website.

ITEM 11.   EXECUTIVE COMPENSATION.

The information required by this item will be included under the caption Executive Compensation in our 2023 Proxy Statement and is, other than the information required by Item 402(v) of Regulation S-K hereby incorporated by reference into this Annual Report on Form 10-K.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this item will be included under the caption Security Ownership of Management and Certain Beneficial Owners and Management and Related Stockholder Matters in our 2023 Proxy Statement and is hereby incorporated by reference into this Annual Report on Form 10-K.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by this item will be included under the caption Certain Relationships and Related Transactions, and Director Independence in our 2023 Proxy Statement and is hereby incorporated by reference into this Annual Report on Form 10-K.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required by this item will be included under the caption Principal Accounting Fees and Services in our 2023 Proxy Statement and is hereby incorporated by reference into this Annual Report on Form 10-K.

PART IV

ITEM 15.   **EXHIBITS AND FINANCIAL STATEMENT SCHEDULE.**

(a)   Financial Statements and Financial Statement Schedule

See "Index to Consolidated Financial Statements."

(b)   Exhibits

See "Exhibit Index."

ITEM 16.   **FORM 10-K SUMMARY.**

None.

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File Number	Exhibit	Filing Date	
3.1	Restated Certificate of Incorporation of Blue Apron Holdings, Inc., as amended	S-3	333-258315	4.1	07/30/2021	
3.2	Amended and Restated Bylaws of Blue Apron Holdings, Inc.	8-K	001-38134	3.1	11/04/2021	
4.1	Specimen stock certificate evidencing shares of Class A common stock	S-1/A	333-218425	4.1	06/19/2017	
4.2	Description of Registered Securities					X
4.3	Form of Rights Offering Warrant	S-3/A	333-259677	4.2	09/28/2021	
4.4	Form of 2021 Private Placement Warrant	8-K	001-38145	4.1	09/15/2021	
4.5	Form of Warrant Agent Agreement	S-3/A	333-259677	4.4	09/28/2021	
4.6	Form of 2022 Private Placement Warrant	8-K	001-38134	4.1	02/15/2022	
10.1	Form of Indemnification Agreement with directors and executive officers	S-1/A	333-218425	10.2	06/19/2017	
10.2*	2012 Equity Incentive Plan	S-1	333-218425	10.3	06/01/2017	
10.3*	Form of Incentive Stock Option Agreement under 2012 Equity Incentive Plan	S-1	333-218425	10.4	06/01/2017	
10.4*	Form of Non-Qualified Stock Option Agreement under 2012 Equity Incentive Plan	S-1	333-218425	10.5	06/01/2017	

10.5*	Form of Restricted Stock Agreement under 2012 Equity Incentive Plan	S-1	333-218425	10.6	06/01/2017
10.6*	2017 Equity Incentive Plan	S-1/A	333-218425	10.7	06/19/2017
10.7*	Form of Stock Option Agreement under 2017 Equity Incentive Plan	S-1/A	333-218425	10.8	06/19/2017
10.8*	Form of Restricted Stock Unit Agreement under 2017 Equity Incentive Plan	S-1/A	333-218425	10.9	06/19/2017
10.9*	2022 Form of Restricted Stock Unit Agreement under 2017 Equity Incentive Plan	10-Q	001-38134	10.4	05/09/2022
10.10*	2021 Form of Performance Stock Unit Agreement under 2017 Equity Incentive Plan	10-Q	001-38134	10.1	05/06/2021
10.11*	2022 Form of Performance Stock Unit Agreement under 2017 Equity Incentive Plan	10-Q	001-38134	10.3	05/09/2022
10.12	Lease, dated as of July 15, 2013, as amended, by and between Dreisbach Enterprises, Inc. and Blue Apron, LLC (formerly known as Blue Apron, Inc.)	S-1	333-218425	10.12	06/01/2017
10.13	Sixth Amendment to Lease, dated as of July 15, 2013, by and between Dreisbach Enterprises, Inc. and Blue Apron, LLC (formerly known as Blue Apron, Inc.), dated as of January 29, 2019	10-K	001-38134	10.11	02/25/2019
10.14	Seventh Amendment to Lease, dated as of July 15, 2013, by and between Dreisbach Enterprises, Inc. and Blue Apron, LLC (formerly known as Blue Apron, Inc.), dated as of September 29, 2021	10-Q	001-38134	10.1	11/09/2021
10.15	Standard Industrial/Commercial Single-Tenant Lease, dated as of August 1, 2014, by and between DF/Hilltop, LLC and Blue Apron, LLC (formerly known as Blue Apron, Inc.)	S-1	333-218425	10.16	06/01/2017
10.16	Lease, dated as of March 21, 2016 by and between Duke Linden, LLC and Blue Apron, LLC (formerly known as Blue Apron, Inc.)	S-1	333-218425	10.18	06/01/2017

10.17	Lease Agreement, dated as of August 23, 2016, by and between Gateway 80 Industrial, LLC and Blue Apron, LLC (formerly known as Blue Apron, Inc.)	S-1	333-218425	10.20	06/01/2017
10.18	Note Purchase and Guarantee Agreement, dated as of May 5, 2022, among Blue Apron, LLC, The Bank of New York Mellon Trust Company and the other parties thereto	8-K	001-38134	10.5	05/05/2022
10.19	Purchase Agreement, dated as of September 15, 2021, by and among Blue Apron Holdings, Inc., RJB Partners LLC and Matthew B. Salzberg	8-K	001-38134	10.1	09/15/2021
10.20	Registration Rights Agreement dated November 4, 2021, by and among Blue Apron Holdings, Inc., RJB Partners LLC and Matthew B. Salzberg	8-K	001-38134	10.1	11/04/2021
10.21	Purchase Agreement, dated as of February 14, 2022, by and between Blue Apron Holdings, Inc. and RJB Partners LLC	8-K	001-38134	10.1	2/15/2022
10.22	Registration Rights Agreement, dated as of February 14, 2022, by and between Blue Apron Holdings, Inc. and RJB Partners LLC	8-K	001-38134	10.2	2/15/2022
10.23	Purchase Agreement, dated as of April 29, 2022, by and between Blue Apron Holdings, Inc. and RJB Partners LLC	8-K	001-38134	10.1	05/05/2022
10.24	Purchase Agreement, dated as of April 29, 2022, by and between Blue Apron Holdings, Inc. and Linda Findley	8-K	001-38134	10.2	05/05/2022
10.25	Amended and Restated Registration Rights Agreement, dated as of April 29, 2022, by and between Blue Apron Holdings, Inc. and RJB Partners LLC	8-K	001-38134	10.3	05/05/2022
10.26	Registration Rights Agreement, dated as of April 29, 2022, by and between Blue Apron Holdings, Inc. and Linda Findley	8-K	001-38134	10.4	05/05/2022
10.27	Amendment No. 1 to Purchase Agreement, dated as of August 7, 2022, by and between Blue Apron Holdings, Inc., RJB Partners LLC and Joseph N. Sanberg	8-K	001-38134	10.2	08/08/2022

10.28	Amendment No. 1 to Amended and Restated Registration Rights Agreement, dated as of August 7, 2022, by and between Blue Apron Holdings, Inc. and RJB Partners LLC	8-K	001-38134	10.3	08/08/2022	
10.29	Waiver and Extension of Board Diversity Goal, dated as of June 22, 2022, by and between Blue Apron Holdings, Inc. and RJB Partners LLC	10-Q	001-38134	10.3	08/08/2022	
10.30	Registration Rights Agreement, dated as of June 1, 2022, by and between Blue Apron Holdings, Inc. and Long Live Bruce, LLC	10-Q	001-38134	10.8	08/08/2022	
10.31	Amendment No. 2 to Purchase Agreement, dated as of September 7, 2022, by and between Blue Apron Holdings, Inc., RJB Partners LLC and Joseph N. Sanberg	10-Q	001-38134	10.2	11/07/2022	
10.32	Guaranty and Pledge Agreement dated as of November 6, 2022 by and between Blue Apron Holdings, Inc. and Remember Bruce LLC					X
10.33*	Blue Apron Holdings, Inc. Executive Severance Benefits Plan	10-Q	001-38134	10.1	05/03/2018	
10.34*	Offer Letter for Linda Findley	8-K	001-38134	99.2	04/02/2019	
10.35*	Offer Letter for Meredith L. Deutsch	10-K	001-38134	10.26	02/25/2022	
10.36*	Offer Letter for Christopher Halkyard					X
10.37*	Offer Letter for Irina Krechmer					X
10.38*	Separation and Release of Claims Agreement, dated as of October 17, 2022, by and between Blue Apron, LLC and Randy Greben					X
10.39*	Separation and Release of Claims Agreement, dated as of November 23, 2022, by and between Blue Apron, LLC and Charlean Gmunder					X
10.40*	Interim Services Agreement, dated as of September 29, 2022, by and between Blue Apron Holdings, Inc. and Randstad Professionals US, LLC d/b/a Tatum	10-Q	001-38134	10.5	11/07/2022	
21.1	List of Subsidiaries	10-K	001-38134	21.1	02/22/2018	
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm					X

31.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X
31.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X
32.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X
32.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X
101.INS	Inline XBRL Instance Document	X
101.SCH	Inline XBRL Taxonomy Extension Schema Document	X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document	X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document	X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document	X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	X
104	Cover Page Interactive Data File (formatted as Inline XBRL with applicable taxonomy extension information contained in Exhibits 101)	X

_____

* Indicates management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUE APRON HOLDINGS, INC.

Dated: March 16, 2023

/s/ Linda Findley
_____
Linda Findley
President, Chief Executive Officer, and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 16th of March 2023.

/s/ Linda Findley _____ Linda Findley	President, Chief Executive Officer, and Director (Principal Executive Officer)
/s/ Mitch Cohen _____ Mitch Cohen	Interim Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)
/s/ Jennifer Carr-Smith _____ Jennifer Carr-Smith	Director and Chairperson
/s/ Beverly K. Carmichael _____ Beverly K. Carmichael	Director
/s/ Brenda Freeman _____ Brenda Freeman	Director
/s/ Elizabeth Huebner _____ Elizabeth Huebner	Director
/s/ Amit Shah _____ Amit Shah	Director

BLUE APRON HOLDINGS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors
Blue Apron Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Blue Apron Holdings, Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 16, 2023 expressed an adverse opinion thereon.

Adoption of New Accounting Standard

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for its leases in 2022 due to its modified retrospective adoption of Accounting Standards Update (ASU) 2016-02, Leases (Topic 842).

The Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations, has a working capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Adoption of ASU 2016-02, Leases (Topic 842)

Description of the Matter

As discussed above and in Note 2 of the consolidated financial statements, on January 1, 2022, the Company adopted Accounting Standards Update 2016-02, *Leases* (ASC 842), using the modified retrospective approach, and recorded $39.4 million in operating lease right-of-use assets, $40.1 million in operating lease liabilities, and derecognized the facility financing obligation and related building assets recorded as a result of its failed sale and leaseback transactions that existed as of December 31, 2021. The resulting net impact to opening accumulated deficit from the adoption was $0.5 million. Operating lease liabilities and the corresponding right-of-use assets are recorded based on the present value of lease payments over the expected lease term, utilizing the Company's estimated incremental borrowing rate. At December 31, 2022, the Company's operating lease right-of-use assets and operating lease liabilities were $32.3 million and $32.3 million, respectively.

Auditing management's initial recognition of the operating lease liabilities and operating lease right-of-use assets upon adoption of ASC 842 was especially complex and challenging as the Company's estimated incremental borrowing rate is highly sensitive and had a significant effect on the measurement of the operating lease liabilities and the operating lease right-of use assets recognized upon adoption.

How We Addressed the Matter in Our Audit

We tested the completeness and accuracy of the data used in the Company's initial recognition of the operating lease liabilities and operating lease right-of-use assets. Our audit procedures included, among others, comparing lease information including lease term, commencement date and payment terms in a sample of lease agreements to the Company's analysis. We also tested the completeness of the lease population through the evidence obtained from inquiries of Company personnel and an assessment of leases based on our knowledge of the Company's building and warehouse locations. We involved our internal valuation specialists to assist in evaluating the key assumptions and methodologies management used to develop the estimated incremental borrowing rate. We independently calculated a range of incremental borrowing rates, compared it to the rates used by the Company and evaluated the sensitivity of the model.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2015.

New York, New York
March 16, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors
Blue Apron Holdings, Inc.

Opinion on Internal Control over Financial Reporting

We have audited Blue Apron Holdings, Inc.'s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, Blue Apron Holdings, Inc. (the Company) has not maintained effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment. Management has identified a material weakness in the Company's information technology general controls and IT dependent controls related to revenue and inventory processes.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2022 consolidated financial statements, and this report does not affect our report dated March 16, 2023, which expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
New York, New York
March 16, 2023

BLUE APRON HOLDINGS, INC.

Consolidated Balance Sheets

(In thousands, except share and per-share data)

	December 31, 2022	December 31, 2021
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 33,476	$ 82,160
Accounts receivable, net	556	234
Inventories, net	25,023	24,989
Prepaid expenses and other current assets	17,657	12,249
Total current assets	76,712	119,632
Property and equipment, net	57,186	108,355
Operating lease right-of-use assets	32,340	—
Other noncurrent assets	4,904	3,719
TOTAL ASSETS	$ 171,142	$ 231,706
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 18,709	$ 27,962
Current portion of related party payables	3,000	—
Accrued expenses and other current liabilities	27,077	31,951
Current portion of long-term debt	27,512	3,500
Operating lease liabilities, current	8,650	—
Deferred revenue	19,083	7,958
Warrant obligation	—	8,001
Total current liabilities	104,031	79,372
Long-term debt	—	25,886
Facility financing obligation	—	35,886
Operating lease liabilities, long-term	23,699	—
Related party payables	2,500	—
Other noncurrent liabilities	7,191	10,509
TOTAL LIABILITIES	137,421	151,653
Commitments and contingencies (Note 10)		
STOCKHOLDERS' EQUITY:		
Class A common stock, par value of $0.0001 per share — 1,500,000,000 shares authorized as of December 31, 2022 and December 31, 2021; 52,901,947 and 31,694,400 shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively	5	3
Class B common stock, par value of $0.0001 per share — 175,000,000 shares authorized as of December 31, 2022 and December 31, 2021; 0 shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively	—	—
Class C capital stock, par value of $0.0001 per share — 500,000,000 shares authorized as of December 31, 2022 and December 31, 2021; 0 shares issued and outstanding as of December 31, 2022 and December 31, 2021	—	—
Additional paid-in capital	810,508	746,564
Accumulated deficit	(776,792)	(666,514)
TOTAL STOCKHOLDERS' EQUITY	33,721	80,053
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 171,142	$ 231,706

The accompanying notes are an integral part of these Consolidated Financial Statements.

BLUE APRON HOLDINGS, INC.

Consolidated Statements of Operations

(In thousands, except share and per-share data)

	Year Ended December 31,		
	2022	**2021**	**2020**
Net revenue	$ 458,467	$ 470,377	$ 460,608
Operating expenses:			
Cost of goods sold, excluding depreciation and amortization	304,574	301,763	282,924
Marketing	84,118	72,086	49,934
Product, technology, general and administrative	155,101	145,442	137,244
Depreciation and amortization	21,862	22,203	24,503
Other operating expense	1,530	—	4,567
Total operating expenses	567,185	541,494	499,172
Income (loss) from operations	(108,718)	(71,117)	(38,564)
Gain (loss) on extinguishment of debt	650	(4,089)	—
Interest income (expense), net	(3,664)	(8,131)	(7,548)
Other income (expense), net	2,033	(5,021)	—
Income (loss) before income taxes	(109,699)	(88,358)	(46,112)
Benefit (provision) for income taxes	(34)	(23)	(42)
Net income (loss)	$ (109,733)	$ (88,381)	$ (46,154)
Net income (loss) per share attributable to Class A and Class B common stockholders:			
Basic	$ (3.02)	$ (3.97)	$ (3.06)
Diluted	$ (3.02)	$ (3.97)	$ (3.06)
Weighted-average shares used to compute net income (loss) per share attributable to Class A and Class B common stockholders:			
Basic	36,342,161	22,289,803	15,098,783
Diluted	36,342,161	22,289,803	15,098,783

The accompanying notes are an integral part of these Consolidated Financial Statements.

BLUE APRON HOLDINGS, INC.

Consolidated Statements of Stockholders' Equity

(In thousands, except share data)

| | Class A Common Stock | | Class B Common Stock | | Additional Paid-In | Accumulated | Total Stockholders' |
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance — December 31, 2019	7,799,093	$ 1	5,464,196	$ 1	$ 599,976	$ (531,979)	$ 67,999
Conversion from Class B to Class A common stock	1,996,404	0	(1,996,404)	0	—	—	—
Issuance of common stock upon exercise of stock options and vesting of restricted stock, net of tax withholdings	570,167	0	25,999	0	468	—	468
Issuance of common stock, net of offering costs	4,000,000	0	—	—	32,867	—	32,867
Share-based compensation	—	—	—	—	8,795	—	8,795
Net income (loss)	—	—	—	—	—	(46,154)	(46,154)
Balance — December 31, 2020	14,365,664	$ 1	3,493,791	$ 1	$ 642,106	$ (578,133)	$ 63,975
Conversion from Class B to Class A common stock	3,493,791	0	(3,493,791)	(1)	—	—	(1)
Issuance of common stock upon exercise of stock options and vesting of restricted stock, net of tax withholdings	623,045	0	—	—	—	—	—
Issuance of common stock, net of offering costs	5,411,900	1	—	—	21,143	—	21,144
Issuance of common stock from the Salzberg Private Placement, net of issuance costs	300,000	0	—	—	2,799	—	2,799
Issuance of common stock from the November 2021 Capital Raise, net of issuance costs	7,500,000	1	—	—	70,288	—	70,289
Share-based compensation	—	—	—	—	10,228	—	10,228
Net income (loss)	—	—	—	—	—	(88,381)	(88,381)
Balance — December 31, 2021	31,694,400	$ 3	—	$ —	$ 746,564	$ (666,514)	$ 80,053
Issuance of common stock upon exercise of stock options and vesting of restricted stock, net of tax withholdings	615,984	0	—	—	—	—	—
Issuance of common stock upon exercise of warrants	723,384	0	—	—	953	—	953
Issuance of common stock from private placements, net of issuance costs	2,242,466	0	—	—	29,543	—	29,543
Issuance of common stock from public equity offerings, net of issuance costs	17,625,713	2	—	—	26,928	—	26,930
Share-based compensation	—	—	—	—	6,520	—	6,520
Cumulative effect adjustment related to the adoption of the leasing standard	—	—	—	—	—	(545)	(545)
Net income (loss)	—	—	—	—	—	(109,733)	(109,733)
Balance — December 31, 2022	52,901,947	$ 5	—	$ —	$ 810,508	$ (776,792)	$ 33,721

The accompanying notes are an integral part of these Consolidated Financial Statements.

BLUE APRON HOLDINGS, INC.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,		
	2022	**2021**	**2020**
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ (109,733) $	(88,381) $	(46,154)
Adjustments to reconcile net income (loss) to net cash from (used in) operating activities:			
Depreciation and amortization of property and equipment	21,862	22,203	24,503
Loss (gain) on disposal of property and equipment	147	(987)	17
Loss (gain) on build-to-suit accounting derecognition	—	—	(4,936)
Loss on impairment	—	—	7,585
Loss (gain) on extinguishment of debt	(650)	4,089	—
Loss (gain) upon derecognition of Blue Torch warrant obligation	(214)	—	—
Change in fair value of warrant obligation	(1,819)	5,021	—
Changes in reserves and allowances	(392)	(254)	(807)
Share-based compensation	6,073	9,699	8,457
Non-cash interest expense	762	1,365	1,452
Changes in operating assets and liabilities:			
Accounts receivable	(328)	(118)	132
Inventories	172	(6,839)	8,066
Prepaid expenses and other current assets	(6,025)	11,183	(14,387)
Operating lease right-of-use assets	7,300	—	—
Accounts payable	(9,185)	4,345	(473)
Current portion of related party payables	3,000	—	—
Accrued expenses and other current liabilities	(5,243)	(9,401)	9,527
Operating lease liabilities	(7,781)	—	—
Deferred revenue	11,125	1,689	149
Other noncurrent assets and liabilities	(3,158)	(2,576)	1,497
Related party payables	2,500	—	—
Net cash from (used in) operating activities	(91,587)	(48,962)	(5,372)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property and equipment	(6,641)	(5,077)	(5,997)
Proceeds from sale of property and equipment	223	1,411	220
Net cash from (used in) investing activities	(6,418)	(3,666)	(5,777)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net proceeds from debt issuances	28,200	—	34,028
Net proceeds from equity and warrant issuances	53,987	99,571	34,120
Repayments of debt	(30,625)	(3,500)	(55,553)
Payments of debt and equity issuance costs	(2,288)	(5,553)	(2,329)
Receipt of funds held in escrow	—	5,000	—
Release of funds held in escrow	—	(5,000)	—
Proceeds from exercise of stock options	—	—	487
Principal payments on financing lease obligations	(210)	(135)	(205)
Net cash from (used in) financing activities	49,064	90,383	10,548
NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	(48,941)	37,755	(601)

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH — Beginning of period		83,597		45,842		46,443	
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH — End of period	$	34,656	$	83,597	$	45,842	

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:							
Cash paid for income taxes, net of refunds	$	36	$	40	$	60	
Cash paid for interest	$	3,531	$	7,009	$	6,259	
SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING INFORMATION:							
Acquisition (disposal) of property and equipment financed under finance lease obligations	$	279	$	—	$	(565)	
Non-cash additions to property and equipment	$	447	$	553	$	338	
Purchases of property and equipment in Accounts payable and Accrued expenses and other current liabilities	$	369	$	438	$	512	

The accompanying notes are an integral part of these Consolidated Financial Statements.

BLUE APRON HOLDINGS, INC.

Notes to Consolidated Financial Statements

1. Organization and Description of Business

When used in these notes, Blue Apron Holdings, Inc. and its subsidiaries are collectively referred to as the "Company."

The Company designs original recipes with fresh, seasonally-inspired produce and high-quality ingredients, which are sent directly to customers for them to prepare, cook, and enjoy. The Company creates meal experiences around original recipes every week based on what's in-season with farming partners and other suppliers. Customers can choose which recipes they would like to receive in a given week, and the Company delivers those recipes to their doorsteps along with the pre-portioned ingredients required to cook or prepare those recipes.

In addition to meals, the Company sells wine through Blue Apron Wine, a direct-to-consumer wine delivery service. The Company also sells a curated selection of cooking tools, utensils, pantry items, and add-on products for different culinary occasions, as well as non-subscription meal kits and wine products, through Blue Apron Market, its e-commerce market.

Blue Apron Holdings, Inc., was incorporated in Delaware in December 2016 to enable Blue Apron, Inc. to implement a holding company organizational structure, effected by a merger conducted pursuant to Section 251(g) of the General Corporation Law of the State of Delaware. The Company refers to this transaction as its "Corporate Reorganization." In December 2016, immediately after the merger, Blue Apron, Inc. converted into Blue Apron, LLC, a Delaware limited liability company. The Company's headquarters are in New York, New York.

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying Consolidated Financial Statements include the accounts of Blue Apron Holdings, Inc. and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. The Company prepares its Consolidated Financial Statements and related disclosures in conformity with accounting principles generally accepted in the United States ("GAAP"). Certain reclassifications were made to prior year amounts to conform to current year presentation.

Liquidity and Going Concern Evaluation

Under Accounting Standards Codification ("ASC") 205-40, *Going Concern*, the Company is required to evaluate whether there is substantial doubt regarding its ability to continue as a going concern each reporting period, including interim periods.

In this evaluation, management considered the conditions and events that could raise substantial doubt about the Company's ability to continue as a going concern within twelve months of the issuance date of this Annual Report on Form 10-K, and considered the Company's current financial condition and liquidity sources, including current funds available, forecasted future cash flows, and the Company's conditional and unconditional obligations due during this period.

Results and Liquidity

The Company has a history of significant net losses, including $109.7 million, $88.4 million and $46.2 million for the years ended December 31, 2022, 2021 and 2020, respectively, and operating cash flows of $(91.6) million, $(49.0) million and $(5.4) million for the years ended December 31, 2022, 2021, and 2020, respectively. The Company's current operating plan indicates it will continue to incur net losses and generate negative cash flows from operating activities.

As of December 31, 2022, the Company had cash and cash equivalents of $33.5 million and total outstanding debt of $27.5 million, net of unamortized debt issuance costs, all of which was classified as current portion of long-term debt.

Public Equity Offerings

On October 6, 2022, the Company completed an "at-the-market" equity offering, pursuant to its universal shelf registration statement filed with the SEC on April 29, 2020. As a result of the offering, the Company issued and sold 4,622,772 shares of its Class A common stock, resulting in $14.1 million of proceeds, net of commissions and offering costs.

On January 19, 2023, the Company completed an "at-the-market" equity offering, pursuant to its November 2022 Shelf. As a result of the offering, the Company issued and sold a total of 28,998,010 shares of its Class A common stock, resulting in $29.0 million of aggregate proceeds, net of commissions and offering costs. As of December 31, 2022, 13,002,941 shares were issued and sold pursuant to this offering, resulting in proceeds of $12.8 million, net of commissions and offering costs. In January 2023, the remaining 15,995,069 shares were issued and sold, resulting in $16.2 million of proceeds, net of commissions and offering costs.

On February 10, 2023, the Company launched an "at-the-market" equity offering under its universal shelf registration statement filed with the SEC on November 7, 2022 (the "November 2022 Shelf") for sale from time to time of up to $70.0 million of Class A common stock. As of February 28, 2023, as a result of the offering, the Company issued and sold 394,483 shares of its Class A common stock, resulting in $0.3 million of proceeds, net of commissions and offering costs. See Note 19 for further discussion.

RJB Private Placement

On April 29, 2022, the Company entered into a purchase agreement with RJB Partners LLC ("RJB") (as amended, the "RJB Purchase Agreement"), an affiliate of Joseph N. Sanberg, an existing stockholder of the Company. Under the agreement, the Company agreed to issue and sell 3,333,333 shares of Class A common stock for an aggregate purchase price of $40.0 million (or $12.00 per share), of which 1,666,666 shares of Class A common stock were issued and sold to an affiliate of Joseph N. Sanberg for an aggregate purchase price of $20.0 million concurrently with the execution of the agreement, and with the remainder to be issued and sold under a second closing, initially expected to close by May 30, 2022 or such other date as agreed to by the parties.

On August 7, 2022, the Company amended the RJB Purchase Agreement, pursuant to which RJB agreed to purchase from the Company (i) the 1,666,667 shares of Class A common stock remaining to be issued and sold under the initial RJB Purchase Agreement at a $5.00 price per share, instead of a price of $12.00 per share, and (ii) an additional 8,333,333 shares of Class A common stock at a price of $5.00 price per share (the "RJB Second Closing"). Upon execution, the RJB Second Closing comprised in the aggregate a purchase price of $50.0 million and 10,000,000 shares of Class A common stock to be issued and sold, as well as agreeing to extend the date of the second closing to on or before August 31, 2022. In addition, pursuant to the amendment, Joseph N. Sanberg agreed to personally guarantee the payment of the aggregate purchase price.

On September 7, 2022, the Company further amended the RJB Purchase Agreement to extend the RJB Second closing date to September 30, 2022 or such earlier date as may be agreed to by the Company and RJB, and to change the price per share to $5.65 for the purchase of the 10,000,000 shares of Class A common stock remaining to be sold and issued, for an aggregate purchase price of $56.5 million (the "Outstanding Obligated Amount").

On November 6, 2022, the Company entered into an agreement (the "Pledge Agreement") with an affiliate of Joseph N. Sanberg (the "Pledgor"), pursuant to which the Pledgor (i) guaranteed the Outstanding Obligated Amount and (ii) to secure its obligation to pay the Outstanding Obligated Amount, granted the Company security interests in the Pledgor's equity interests in securities (the "Pledged Shares") of certain privately-held issuers (the "Pledged Entities"), the certificates (if any) representing the Pledged Shares, and all dividends, distributions, cash, instruments and other property or proceeds from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the Pledged Shares (collectively, the "Pledged Collateral"). Because the Outstanding Obligated Amount remained unpaid after November 30, 2022, the Company is permitted to exercise remedies in respect to the Pledged Shares, including foreclosing on the Pledged Shares.

On December 14, 2022, pursuant to the RJB Purchase Agreement, RJB funded $1.0 million of the Outstanding Obligated Amount in exchange for which the Company issued and sold 176,991 shares of its Class A common stock, resulting in $0.6 million of proceeds, net of issuance costs. As of the date of this Annual Report on Form 10-K, the remaining $55.5 million of the Outstanding Obligated Amount remains unfunded.

Sponsorship Gift Cards

On May 5, 2022, the Company entered into a gift card sponsorship agreement with an affiliate of Joseph N. Sanberg (the "Sponsorship Gift Cards Agreement"), pursuant to which such affiliate agreed to pay the Company a $20.0 million net sponsorship fee to support a marketing program through which the Company will distribute gift cards (the "May Sponsorship Gift Cards"), at the Company's sole discretion, in order to support its previous growth strategy. On August 7, 2022, the Company amended the Sponsorship Gift Cards Agreement to extend the funding date to on or before August 31, 2022, and pursuant to which, Joseph N. Sanberg personally guaranteed his affiliate's obligation.

On September 7, 2022, the Sponsorship Gift Cards Agreement was further amended to reduce the net sponsorship fee to $18.5 million and extend its due date to September 19, 2022. As of the date of this Annual Report on Form 10-K, the Sanberg affiliate has paid $5.8 million of its commitment under said agreement, with $12.7 million remaining to be paid.

Debt Covenants

On May 5, 2022, the Company entered into a note purchase and guarantee agreement (the "note purchase agreement"), the proceeds of which were used, together with cash on hand, to repay in full and terminate its previous financing agreement. The note purchase agreement contains two financial maintenance covenants: (i) a minimum liquidity covenant that is set between $15.0 million and $25.0 million, depending on the results of the most recently performed Asset Valuation (as defined in the note purchase agreement), for any date subsequent to June 30, 2022, including within required cash flow forecasts provided to the noteholders, and (ii) a covenant requiring a minimum Asset Coverage Ratio (as defined in the note purchase agreement) of at least 1.25 to 1.00.

As a result of the Company's initial Asset Valuation completed on August 31, 2022, and the most recent Asset Valuation completed on January 30, 2023, the minimum liquidity covenant was set at $25.0 million as of December 31, 2022. The Company believes it was in compliance with all of the covenants under the note purchase agreement as of December 31, 2022. The noteholder has alleged that the Company was in default with respect to certain prior events related to the Pledge Agreement or amendments to the RJB Purchase Agreement made without their consent. The Company has disputed that any such defaults existed or exist, but to the extent that such defaults did exist, the Company obtained a waiver from its noteholder pursuant to the note purchase agreement amendment, as discussed further below.

March 2023 Note Purchase Agreement Amendment

On March 15, 2023, the Company entered into a waiver, consent, and amendment to the note purchase agreement (the "note purchase agreement amendment") which among other things accelerates the repayment of the $30.0 million in aggregate principal amount of the senior secured notes due originally in May 2027 to an effective maturity of June 2023. The Company has agreed to pay the full outstanding principal balance on the senior secured notes in four equal amortization installments of $7.5 million with the first installment paid in connection with the signing of the note purchase agreement amendment and with the final installment due on June 15, 2023, including any accrued and unpaid interest. Under the note purchase agreement amendment, the noteholder also agreed to reduce the minimum liquidity covenant amount, which was previously set at $25.0 million, to $17.5 million following the first amortization payment and to $10.0 million following the first and second amortization payments until the senior secured notes are repaid in full. Furthermore, conditioned upon the timely payment of all the amortization payments, the noteholder agreed to waive all prepayment premiums and the ESG KPI Fee (as defined below) that would otherwise have been owed by the Company at maturity in May 2027.

In connection with the note purchase agreement amendment, the noteholder consented to the surrender of ownership to the Company, by the Pledgor, of certain of the Pledged Shares in satisfaction of certain obligations of the Pledgor, should a surrender of the collateral be agreed by the Company and the Pledgor. The note purchase agreement amendment also clarified that such surrendered Pledged Shares would become collateral for the Company's obligation under the note purchase agreement.

The note purchase agreement amendment also contains additional and modified reporting and information requirements, including amending the requirement to deliver an audit report of the Company's independent registered public accounting firm, which report shall not include a "going concern" explanatory paragraph expressing substantial doubt about the Company's ability to continue as a going concern to exclude the audit opinion relating to the financial statements as of and for the year ended December 31, 2022. In addition, the note purchase agreement amendment clarifies that, to the extent, if any, that certain prior events related to the Pledge Agreement or amendments to the RJB Purchase Agreement constituted defaults under the note purchase agreement, such defaults are waived, although it is the Company's position that no such defaults existed at any time.

Management Evaluation

As the Company has agreed, under the note purchase agreement amendment, to repay its outstanding indebtedness in full by the end of the second quarter of 2023, the Company's forecast of future cash flows indicates that such cash flows would not be sufficient for the Company to meet its current obligations as early as June 2023.

While management was able to obtain personal guarantees from Joseph N. Sanberg relating to his affiliates' obligations to fund the liquidity transactions via the executed amendments above, as well as the Pledged Shares from the Pledgor affiliate, there is no assurance that the liquidity transactions will be consummated in a timely manner, or that the Company will be able to sell the Pledged Shares in amounts that are sufficient to meet the Company's obligations as they become due, or on terms acceptable to the Company, or at all.

Although the Company has been reviewing a number of potential alternatives regarding its liquidity, including identified and to be identified cost reduction initiatives, monetizing the Pledged Shares, and/or securing alternative sources for additional financing, including raising additional capital through the "at-the-market" equity offering launched on February 10, 2023, such alternatives may not be achievable on favorable conditions, or at all, and these conditions and events in the aggregate raise substantial doubt regarding the Company's ability to continue as a going concern. The Company's Consolidated Financial Statements do not include any adjustments that may result from the outcome of this uncertainty and have been prepared assuming the Company will continue as a going concern.

Use of Estimates

In preparing its Consolidated Financial Statements in accordance with GAAP, the Company is required to make estimates and assumptions that affect the amounts of assets, liabilities, revenue, costs, and expenses, and disclosure of contingent assets and liabilities which are reported in the Consolidated Financial Statements and accompanying disclosures. The accounting estimates that require the most difficult and subjective judgments include revenue recognition, inventory valuation, leases, the fair value of share-based awards, the fair value of the Blue Torch warrant obligation (as defined in Note 10), recoverability of long-lived assets, and the recognition and measurement of contingencies. The Company evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors and adjusts those estimates and assumptions when facts and circumstances dictate. Actual results could materially differ from the Company's estimates and assumptions.

Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less at the date of purchase are considered to be cash equivalents. Cash and cash equivalents are stated at cost plus accrued interest and consist of cash on hand, money market accounts, and amounts held by third party financial institutions for credit and debit card transactions. Cash and cash equivalents as of December 31, 2022 and 2021 was $33.5 million and $82.2 million, respectively, and consist of qualifying money market accounts and amounts due from third party institutions which generally settle within three business days, of $4.8 million and $4.3 million as of December 31, 2022 and 2021, respectively.

Accounts Receivable

Accounts receivable primarily represent amounts due from third parties that market the Company's products and other trade receivables. Accounts receivable are recorded at invoiced amounts, net of allowances for doubtful accounts if applicable, are unsecured, and do not bear interest. The allowance for doubtful accounts was $0.0 million and $0.1 million as of December 31, 2022 and 2021, respectively.

Certain Risks and Concentrations

Financial instruments that subject the Company to significant concentrations of credit risk consist of cash, cash equivalents, and restricted cash. All of the Company's cash, cash equivalents, and restricted cash are held at financial institutions in the United States that management believes to be of high credit quality. Deposits held in the United States with these financial institutions exceed federally insured limits.

On March 10, 2023, Silicon Valley Bank ("SVB") was closed by the California Department of Financial Protection and Innovation, which appointed the FDIC as receiver. SVB's deposits are insured by the FDIC in amounts up to $250,000 for each deposit account. Substantially all of the Company's cash and cash equivalents are held in four SVB deposit accounts and substantially all of which was not insured by the FDIC. On March 12, 2023, the U.S. Treasury,

Federal Reserve, and FDIC announced that SVB depositors will have access to all of their money, including the uninsured amount, starting March 13, 2023. Starting March 13, 2023, the Company regained full access to all of its cash and cash equivalents.

The primary focus of the Company's investment strategy is to preserve capital and meet liquidity requirements. The Company's investment policy addresses the level of credit exposure by limiting the concentration in any one corporate issuer or sector and establishing a minimum allowable credit rating.

No individual customer accounted for 10% or more of the Company's total Net revenue for the years ended December 31, 2022, 2021, and 2020. There are no significant concentration risks within the Company's Accounts receivable as of December 31, 2022 and 2021.

For the years ended December 31, 2022, 2021, and 2020, an individual shipping carrier accounted for 13.4%, 13.4% and 13.7% of the Company's total Cost of goods sold, excluding depreciation and amortization, respectively. No individual supplier accounted for 10% or more of total Accounts payable as of December 31, 2022 and 2021.

Inventories, Net

Inventories, net consist primarily of bulk and prepped food, products available for resale, packaging, containers, and wine products which are stated at the lower of cost or net realizable value. Inventory costs consist of product costs, inbound shipping and handling costs, and applicable direct labor costs. Inventories are valued on a first in, first out cost basis. The Company records an inventory valuation reserve when applicable based on currently available information about the likely method of disposition, such as through sales to individual customers, donations, or liquidations and expected recoverable values of each inventory category.

Leases

At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on the unique facts and circumstances present. Leases are recognized on the Consolidated Balance Sheet as right-of-use ("ROU") assets, lease obligations and, if applicable, long-term lease obligations. Lease obligations and their corresponding ROU assets are recorded based on the present value of lease payments over the expected lease term. As the interest rate implicit in lease contracts is typically not readily determinable, the Company utilizes the appropriate incremental borrowing rate, which is the rate incurred to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. Certain adjustments to the ROU asset may be required for items such as initial direct costs paid or incentives received. The lease term may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The components of a lease should be split into three categories: lease components, including land, building, or other similar components; non-lease components, including common area maintenance, maintenance, consumables, or other similar components; and non-components, including property taxes, insurance, or other similar components. However, the Company has elected to combine lease and non-lease components as a single component. The lease expense is recognized over the expected term on a straight-line basis.

Property and Equipment, Net

Property and equipment, net, including leasehold improvements, are stated at cost and are depreciated using a straight-line method over the estimated useful lives of the related assets. The estimated useful lives are as follows:

Computer equipment	2 - 3 years
Capitalized software	2 years
Fulfillment equipment	5 - 7 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of expected useful life or lease term
Buildings	30 years

Capitalized Software Development Costs

The Company capitalizes qualifying internally-developed software development costs that are incurred during the application development stage, so long as management with the relevant authority authorizes the project, it is probable the project will be completed, and the software will be used to perform the function intended. Capitalized costs are amortized on a straight-line basis over their expected useful lives, which is approximately two years. Costs incurred for enhancements that are expected to result in additional significant functionality are capitalized and amortized over the estimated useful life of the enhancement. Costs related to preliminary project activities and post-implementation operation activities, including training and maintenance, are expensed as incurred. Capitalized software development costs net of accumulated amortization are included as a component of Property and equipment, net in the accompanying Consolidated Balance Sheets.

Recoverability of Long-Lived Assets

Long-lived assets consist of the Company's property and equipment and capitalized software development costs. The Company periodically evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets may warrant revision or that the remaining balance may not be recoverable. These factors may include a significant deterioration of operating results, changes in business plans, or changes in anticipated cash flows. Recoverability is measured by comparing the carrying amount of an asset group to future undiscounted net cash flows expected to be generated. If future undiscounted cash flows are less than the carrying value, an impairment is recognized in earnings to the extent that the carrying value exceeds fair value.

For the years ended December 31, 2022 and 2021, there were no impairments of long-lived assets. For the year ended December 31, 2020, the Company recorded impairment charges of $7.6 million in Other operating expense on long-lived assets related to its Arlington, Texas fulfillment center.

Fair Value Estimates

The fair value of financial instruments and non-financial instruments is determined based on assumptions that market participants would use when pricing an asset or liability at the balance sheet date. Certain assets are categorized based on the following fair value hierarchy of market participant assumptions:

- Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

- Level 2 — Inputs, other than quoted prices in active markets, that are observable either directly or indirectly.

- Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value of the asset or liability and supported by little or no market activity.

The Company uses observable market data when available, and minimizes the use of unobservable inputs when determining fair value.

Cash and cash equivalents, restricted cash, receivables, accounts payable, and accrued liabilities are stated at carrying amounts as reported in the Consolidated Financial Statements, which approximates fair value due to their short-term nature. The fair value of the long-term debt approximates its carrying value based on the variable nature of interest rates and current market rates available to the Company.

The Blue Torch warrant obligation issued in conjunction with the Amendment, as discussed in Note 10, was accounted for in accordance with ASC 815-40, *Contracts in an Entity's Own Equity*, as a liability recognized at fair value, and was remeasured as of each balance sheet date with changes in fair value recorded in Other income (expense), net in the Consolidated Statements of Operations. The Blue Torch warrant obligation was terminated within the termination of the Company's financing agreement with Blue Torch. For additional information on the Blue Torch warrant obligation, see Note 10.

Revenue Recognition

The Company primarily generates revenue from the sale of its products to customers, including meals, wine, and kitchen tools, and through enterprise bulk sales on an ad hoc basis. For the years ended December 31, 2022, 2021, and 2020, the Company derived substantially all of its Net revenue from sales of its meal kits.

The Company's revenue contracts represent a single performance obligation to sell its products to its customers. The Company recognizes revenue upon transfer of control, including passage of title to the customer and transfer of risk of loss related to the products, in an amount that reflects the consideration the Company expects to be entitled to. In general, the Company charges credit cards in advance of shipment. Transfer of control generally passes upon delivery to the customer. Sales taxes imposed on the Company's sales are presented on a net basis in the Consolidated Statements of Operations, and therefore do not impact Net revenue or Cost of goods sold, excluding depreciation and amortization.

The Company deducts promotional discounts, actual customer credits and refunds as well as credits and refunds expected to be issued to determine Net revenue. Customers who receive a damaged meal or wine order or are dissatisfied with an order and contact the Company within seven days of receipt of the order may receive a full or partial refund, full or partial credit against future purchase, or replacement, at the Company's sole discretion. Credits only remain available for customers who maintain a valid account with the Company. Customers who return an unused, undamaged Blue Apron Market product within 30 days of receipt receive a full refund. The Company estimates and records expected credits and refunds based on prior history, recent trends, and projections for credits and refunds on sales in the current period. Reserves for credits and refunds are included within Accrued expenses and other current liabilities on the Consolidated Balance Sheets.

The Company periodically enters into agreements with third parties to market the Company's products. The Company records revenue from such arrangements at the gross amount as the Company is the principal in these arrangements as it is primarily responsible for fulfilling the goods to customers, provides primary customer service for such products sold on its website, has latitude in establishing price and selecting such products sold on its website, and maintains inventory risk.

The Company has two types of contractual liabilities: (i) cash collections from its customers prior to delivery of products purchased, which are included in Deferred revenue on the Consolidated Balance Sheets, and are recognized as revenue upon transfer of control of its products, and (ii) unredeemed gift cards and other prepaid orders, which are included in Deferred revenue on the Consolidated Balance Sheets, and are recognized as revenue when gift cards are redeemed and the products are delivered. Certain gift cards are not expected to be redeemed, also known as breakage, and are recognized as revenue over the expected redemption period, subject to requirements to remit balances to governmental agencies.

Contractual liabilities included in Deferred revenue on the Consolidated Balance Sheets were $19.1 million and $8.0 million as of December 31, 2022 and December 31, 2021, respectively. During the year ended December 31, 2022, the Company recognized $6.9 million to Net revenue from the Deferred revenue at December 31, 2021.

See Note 14 for further information regarding the March Sponsorship Gift Cards (as defined below) and May Sponsorship Gift Cards.

Cost of Goods Sold, Excluding Depreciation and Amortization

Cost of goods sold, excluding depreciation and amortization consists of product and fulfillment costs. Product costs include the cost of food, packaging for food that is portioned prior to delivery to customers, labor and related personnel costs incurred to portion food for the Company's meals, inbound shipping costs, and cost of products sold through Blue Apron Wine, and Blue Apron Market. Fulfillment costs consist of costs incurred in the shipping and handling of inventory including the shipping costs to the Company's customers, labor and related personnel costs related to receiving, inspecting, warehousing, picking inventory, and preparing customer orders for shipment, and the cost of packaging materials and shipping supplies.

Advertising Costs

Advertising costs are charged to Marketing expense in the accompanying Consolidated Statements of Operations. Advertising costs were $80.2 million, $68.4 million, and $45.1 million for the years ended December 31, 2022, 2021, and 2020, respectively. The Company recognizes advertising costs the first time the advertising takes place. Deferred advertising, marketing, and promotional costs, which principally relate to advertisements that have not yet been exhibited or services that have not yet been received, were $0.3 million and $1.0 million as of December 31, 2022 and 2021, respectively, and are recorded within Prepaid expenses and other current assets in the Consolidated Balance Sheets.

Product, Technology, General and Administrative

Product, technology, general and administrative expenses consist of costs related to the development of the Company's products and technology, general and administrative expenses, and overhead expenses, which include: payroll and related expenses for employees involved in the application, production, and maintenance of the Company's platform and other technology infrastructure costs; payroll and related expenses for employees performing corporate and other managerial functions; facilities costs such as occupancy and rent costs for the Company's corporate offices and fulfillment centers; professional fees; payment processing fees; carbon offsets purchased in 2022, and other general corporate and administrative costs.

Share-Based Compensation

The Company recognizes share-based compensation for share-based awards, including stock options and restricted stock units, based on the estimated fair value of the awards on a straight-line basis over the period in which the employee is required to provide services, generally up to four years. The Company estimates the fair value of stock options on the grant date generally using the Black-Scholes option-pricing model. The Company estimates the fair value of performance-based restricted stock units utilizing the Monte Carlo simulation valuation model if it is determined to include a market condition. The fair value of restricted stock units is determined based on the closing price of the Company's Class A common stock on the New York Stock Exchange on the grant date. The Company recognizes forfeitures as they occur.

Other Operating Expense

Other operating expense consists of a non-cash gain, net of a termination fee, on the Fairfield lease termination, impairment losses on long-lived assets, charges for estimated legal settlements, and restructuring costs.

Interest Income (Expense), Net

Interest income and expense consists primarily of interest expense associated with the Company's outstanding borrowings and finance leases, offset by interest income on cash and cash equivalents.

Other Income (Expense), Net

Other income and expense consists of the change in fair value of the Blue Torch warrant obligation upon remeasurement as of each reporting period, as well as the gain recorded upon its derecognition. For additional information on the Blue Torch warrant obligation, see Note 10 and Note 17.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and the tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Management makes an assessment of the likelihood that the resulting deferred tax assets will be realized. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. In evaluating the ability to recover deferred tax assets in the jurisdiction from which they arise, the Company considers all available positive and negative evidence, including historical operating results, ongoing tax planning, and forecasts of future taxable income. Based on the Company's historical operating losses, the Company has recorded a valuation allowance to reduce our net deferred tax assets to the amount that is more likely than not to be realized.

The Company recognizes uncertain income tax positions at the largest amount that is more likely than not to be sustained upon audit in accordance with ASC 740, *Income Taxes*. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Changes in recognition or measurement are reflected in the period in which judgment occurs. The Company's policy is to recognize interest and penalties related to the underpayment of income taxes as a component of provision for income taxes.

Segments

Operating segments are defined as components of an entity for which discrete financial information is available and that is regularly reviewed by the Chief Operating Decision Maker ("CODM") in deciding how to allocate resources to an individual segment and in assessing performance. The Company's CODM is its Chief Executive Officer. The Company has determined it operates in one operating segment and one reportable segment, as the CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance.

Emerging Growth Company Status

Upon the completion of the Company's IPO, the Company elected to be an "emerging growth company", as defined in the Jumpstart Our Business Startups Act. This classification allowed the Company to elect to take advantage of the extended transition period afforded for the implementation of new or revised accounting standards. The Company ceased to be an emerging growth company on December 31, 2022, the last day of the fiscal year following the fifth anniversary of the IPO, and as a result, adopted all accounting pronouncements deferred under the emerging growth company election according to public company standards. The adoption dates for the new accounting pronouncements disclosed below are presented accordingly.

Smaller Reporting Company Status

The Company is a "smaller reporting company," as defined by Rule 12b-2 of the Securities Exchange Act of 1934, and therefore qualifies for reduced disclosure requirements for smaller reporting companies.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02, *"Leases"* (ASC 842), which requires lessees to record most leases on their balance sheets but recognize the expenses on their income statements in a manner similar to Accounting Standards Codification ("ASC") 840, "*Leases*" ("ASC 840"). ASC 842 requires that a lessee recognize a lease liability for the obligation to make lease payments and a right-of-use asset for the right to use the underlying asset for the lease term.

ASC 842 is first effective for the Company within this annual period, resulting in the adoption of this standard effective as of January 1, 2022. The Company adopted ASU 2016-02 using the modified retrospective approach, which permits application of this new guidance at the beginning of the period of adoption, with comparative periods continuing to be reported under ASC 840. The Company also elected the package of practical expedients permitted under the transition guidance within ASC 842, which among other things, permits the Company to not reassess under the new standard the Company's prior conclusions about lease identification, lease classification, and initial direct costs. The Company did not elect the use-of-hindsight practical expedient or the practical expedient pertaining to land easements, the latter not being applicable to the Company. The Company also elected to continue to recognize lease payments related to short-term leases as an expense on a straight-line basis over the lease term.

In June 2017 the Company applied build-to-suit accounting treatment to its fulfillment center in Linden, New Jersey, as the Company was deemed the accounting owner of the construction project because of the Company's involvement in the build-out of the space. Upon adoption, the Company derecognized the facility financing obligation and related building assets recorded as a result of the failed sale and leaseback transactions and recorded any difference as a cumulative-effect adjustment to accumulated deficit. The lease is now accounted for as an operating lease. In addition, all amounts spent relating to the build-out of the fulfillment center were reclassified from Buildings to Leasehold improvements, and will be depreciated over the remaining term of the lease.

Adoption of ASC 842 resulted in the following adjustments to the balance sheet:

Balance sheet line item:	Balance as of December 31, 2021		ASC 842 Adjustment		Balance as of January 1, 2022	
			(In thousands)			
Assets:						
Property and equipment, net	$	108,355	$	(36,431)	$	71,924
Operating lease right-of-use assets	$	—	$	39,405	$	39,405
Other noncurrent assets	$	3,719	$	(2,087)	$	1,632
Liabilities and Stockholders' Equity:						
Accrued expenses and other current liabilities	$	31,951	$	(1,084)	$	30,867
Operating lease liabilities, current	$	—	$	7,997	$	7,997
Facility financing obligation	$	35,886	$	(35,886)	$	—
Operating lease liabilities, long-term	$	—	$	32,133	$	32,133
Other noncurrent liabilities	$	10,509	$	(1,728)	$	8,781
Accumulated deficit	$	(666,514)	$	(545)	$	(667,059)

In December 2019, the FASB issued Accounting Standards Update No. 2019-12 ("ASU 2019-12"), *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*. The standard is intended to simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740, as well as improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The Company adopted ASU 2019-12 for the annual period beginning January 1, 2022 using a prospective approach. The adoption of this guidance did not have a material impact on the Company's Consolidated Financial Statements.

3. Inventories, Net

Inventories, net consist of the following:

	December 31,			
	2022		2021	
	(In thousands)			
Fulfillment	$	2,315	$	1,879
Product		22,708		23,110
Inventories, net	$	25,023	$	24,989

Product inventory primarily consists of bulk and prepped food, containers, products available for resale, and wine products. Fulfillment inventory consists of packaging used for shipping and handling. Product and fulfillment inventories are recognized as components of Cost of goods sold, excluding depreciation and amortization in the Consolidated Statements of Operations when sold.

4. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	December 31,			
	2022		2021	
	(In thousands)			
Prepaid insurance	$	8,241	$	6,929
Other current assets		9,416		5,320
Prepaid expenses and other current assets	$	17,657	$	12,249

5. Restricted Cash

Restricted cash reflects pledged cash deposited into savings accounts that is used as security primarily for fulfillment centers and office space leases, and as of December 31, 2020, cash that was held in escrow related to a pending legal judgment that was returned to the Company in the second quarter of 2020 following final resolution of the case.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the Consolidated Balance Sheets that sum to the total of the same amounts reported in the accompanying Consolidated Statements of Cash Flows:

	December 31,			
	2022	**2021**	**2020**	**2019**
	(in thousands)			
Cash and cash equivalents	$ 33,476	$ 82,160	$ 44,122	$ 43,531
Restricted cash included in Prepaid expenses and other current assets	111	608	610	—
Restricted cash included in Other noncurrent assets	1,069	829	1,110	2,912
Total cash, cash equivalents, and restricted cash	$ 34,656	$ 83,597	$ 45,842	$ 46,443

6. Leases

The Company leases fulfillment centers and office space under non-cancelable operating lease arrangements that expire on various dates through 2027. These arrangements require the Company to pay certain operating expenses, such as taxes, repairs, and insurance, and contain renewal and escalation clauses. While certain leases contain renewal options, the Company has determined that its options to renew would not be reasonably certain in determining the expected lease terms, and therefore are not included as part of its right-of-use assets and lease liabilities. In addition, the Company leases certain equipment under finance lease arrangements that expire at various dates through 2027.

The Company has entered into agreements to sublease portions of its corporate office and fulfillment centers. The subleases continue through the duration of the Company's existing leases for each location and entitle the Company to future minimum sublease payments of $4.7 million and $7.7 million as of December 31, 2022 and 2021, respectively.

The following table summarizes the weighted-average remaining lease terms and weighted average discount rates:

	Year Ended December 31, 2022
Weighted average remaining lease term:	
Operating leases	3.55 years
Finance leases	4.61 years
Weighted average discount rate:	
Operating leases	16.20 %
Finance leases	16.23 %

Lease cost consists of the following:

	Year Ended December 31, 2022 (In thousands)
Operating lease cost	$ 13,017
Finance lease cost:	
Amortization of right-of-use assets	$ 17
Interest on lease liabilities	17
Total lease cost	13,051
Sublease income	$ (3,683)
Net lease cost	$ 9,368

The following table presents the lease-related assets and liabilities recorded on the Consolidated Balance Sheet:

	Year Ended December 31, 2022 (In thousands)
Operating leases:	
Operating lease right-of use assets	$ 32,340
Operating lease right-of use liabilities, current	$ (8,650)
Operating lease right-of use liabilities, non-current	$ (23,699)
Finance leases:	
Property and equipment, net	$ 260
Accrued expenses and other current liabilities	$ (45)
Other noncurrent liabilities	$ (225)

As of December 31, 2022, the aggregate future non-cancelable minimum lease payments consist of the following:

Year Ended December 31:		Finance Leases		Operating Leases
		(In thousands)		
2023	$	85	$	13,089
2024		81		12,383
2025		81		8,933
2026		81		7,464
2027		52		—
Thereafter		—		—
	$	380	$	41,869
Less: imputed interest		(110)		
Total liability		270		
Less: current portion of liabilities		(45)		
Non-current portion of liabilities	$	225		

Supplemental cash flow information and non-cash activity related to our operating leases are as follows:

(in thousands)		Year Ended December 31, 2022
Operating cash flow information:		
Cash paid for amounts included in the measurement of lease liabilities	$	(13,733)
Non-cash activity:		
Right-of-use assets obtained in exchange for lease obligations	$	39,917

Supplemental Information for Comparative Periods

The following table represents the Company's commitments under its previous presentation of its capital, operating, and build-to-suit lease agreements as of December 31, 2021:

Years Ended December 31:		Capital Leases Leases		Build-to-suit Leases		Operating Leases
		(In thousands)				
2022	$	27	$	2,528	$	13,589
2023		4		2,579		9,946
2024		—		2,631		8,741
2025		—		2,683		6,181
2026		—		1,812		5,651
Thereafter		—		—		—
	$	31	$	—	$	—
Less: amount representing interest and taxes		(1)				
Lease obligations net of interest and taxes		30				
Less: current portion of capital lease obligations		(25)				
Noncurrent portion of capital lease obligations	$	5				

Operating lease cost was $6.3 million and $7.1 million for the years ended December 31, 2021, and 2020, respectively, and was recognized in Product, technology, general, and administrative expenses in the Consolidated Statements of Operations.

Fairfield Lease Termination

In August 2016, the Company signed a lease for a fulfillment center in Fairfield, California, which was set to expire in 2028. As a result of the nature of the Company's involvement in the construction of the fulfillment centers, the Company was considered to be the owner for accounting purposes. The Company followed build-to-suit lease accounting for these arrangements and capitalized the fair value of the buildings and direct construction costs incurred along with a corresponding facility financing liability.

In October 2017, the Company performed a review of its real estate needs and decided to no longer pursue its planned build-out of the Fairfield facility and as a result, pursued potential alternatives for the leased Fairfield property. On March 30, 2020 (the "termination date"), the Company terminated the lease, effective immediately, for its Fairfield facility (the "Fairfield lease termination"). In connection with the Fairfield lease termination, the Company agreed to a termination fee in the amount of $1.5 million, recognized upon the termination date and paid in the second quarter of 2020.

Prior to the lease termination, the net carrying value of the build-to-suit assets totaled $31.1 million, the facility financing obligation totaled $35.7 million, and the Company had deferred rent of $1.8 million. Accordingly, as of the termination date, the Company derecognized the net carrying value of the build-to-suit assets and liabilities and the deferred rent balance. As a result, the Company recorded a non-cash gain of $4.9 million, net of the lease termination fee, in Other operating expense during the first quarter of 2020.

7. Property and Equipment, Net

Property and equipment, net consists of the following:

	December 31,	
	2022	2021
	(In thousands)	
Computer equipment	$ 12,308	$ 11,556
Capitalized software	28,831	24,163
Fulfillment equipment	51,639	52,058
Furniture and fixtures	2,757	2,730
Leasehold improvements	113,703	32,507
Buildings[1]	—	114,877
Construction in process[2]	2,466	1,746
Property and equipment, gross	211,704	239,637
Less: accumulated depreciation and amortization	(154,518)	(131,282)
Property and equipment, net	$ 57,186	$ 108,355

_____

(1)   As of December 31, 2021, buildings included a build-to-suit lease financing in Linden, New Jersey where the Company was considered the owner for accounting purposes, and contained $31.3 million of the capitalized fair value of the building, $80.8 million of costs incurred by the Company relating to this arrangement, and $2.8 million of capitalized interest for related construction projects. The Company capitalized the cost of interest for the related construction projects based on the applicable capitalization rate for the project. Upon adoption of ASC 842, the build-to-suit fair value accounting was derecognized and the $80.8 million of costs incurred by the Company was reclassified to leasehold improvements.

(2)   Construction in process includes all costs capitalized related to projects that have not yet been placed in service.

Depreciation and amortization related to the Company's Property and equipment, net for the years ended December 31, 2022, 2021, and 2020 was $21.9 million, $22.2 million, and $24.5 million, respectively.

As of December 31, 2021, total equipment financed under capital leases was $0.7 million, with related accumulated depreciation of $0.7 million. For the years ended December 31, 2021 and 2020, depreciation expense related to property and equipment under capital leases was $0.0 million and $0.1 million, respectively.

For the years ended December 31, 2022, 2021, and 2020 the Company capitalized software development costs of $5.1 million, $3.4 million, and $2.1 million including share-based compensation of $0.4 million, $0.6 million, and $0.3 million, respectively. As of December 31, 2022 and 2021, the net book value of capitalized software development costs was $6.3 million and $4.6 million, respectively. Amortization expense for capitalized software development costs recognized in Depreciation and amortization in the Consolidated Statements of Operations for the years ended December 31, 2022, 2021, and 2020 was $3.3 million, $2.7 million and $3.6 million, respectively.

Impairment Charges on Long-Lived Assets

In February 2020, the Company announced the closure of its fulfillment center in Arlington, Texas and the consolidation of production volume from the Arlington, Texas fulfillment center to the Company's fulfillment centers in Linden, New Jersey and Richmond, California in order to more efficiently continue to service its national footprint while also enabling the Company to redirect its financial resources into other parts of the business, including previous growth initiatives.

The Company concluded that this change in operations represents a triggering event with respect to its long-lived assets at the Arlington fulfillment center and therefore performed an impairment test in accordance with ASC 360, *Property, Plant, and Equipment*. The carrying amount of the Company's long-lived assets at the Arlington fulfillment center was $11.7 million and the fair value was $4.1 million as of the impairment date, resulting in an impairment of $7.6 million, primarily consisting of leasehold improvements and equipment, recorded in Other operating expense during the year ended December 31, 2020. The fair value was primarily determined based on estimated market prices of the assets and represented a Level 3 valuation in the fair value hierarchy. See Note 18 for further discussion of the closure of the Arlington fulfillment center.

8. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	December 31,	
	2022	2021
	(In thousands)	
Accrued compensation	$ 9,653	$ 11,490
Accrued credits and refunds reserve	1,053	1,258
Accrued marketing expenses	3,968	7,095
Accrued shipping expenses	2,132	1,344
Accrued workers' compensation reserve	4,260	3,358
Other current liabilities	6,011	7,406
Accrued expenses and other current liabilities	$ 27,077	$ 31,951

9. Deferred Revenue

Deferred revenue consists of the following:

	December 31,	
	2022	2021
	(In thousands)	
Cash received prior to fulfillment	$ 4,940	$ 4,861
Gift cards, prepaid orders, and other	14,143	3,097
Deferred revenue	$ 19,083	$ 7,958

10. Debt

2020 and 2021 Term Loans

On October 16, 2020, the Company entered into a financing agreement which provided for a senior secured term loan in the aggregate principal amount of $35.0 million (the "2020 Term Loan"). The 2020 Term Loan bore interest at a rate equal to LIBOR (subject to a 1.50% floor) plus 8.00% per annum, with the principal amount repayable in equal quarterly installments of $875,000 through December 31, 2022, and the remaining unpaid principal amount of the 2020 Term Loan due on March 31, 2023.

2020 Term Loan Amendment and Debt Extinguishment

On May 5, 2021 (the "closing date"), the Company amended the financing agreement (the "May 2021 Amendment"), which modified certain provisions of the financing agreement, such as increasing the interest rate margin on the 2020 Term Loan by 1.00% per annum, resulting in the 2020 Term Loan bearing interest, from and after the closing date, at a rate equal to LIBOR (subject to a 1.50% floor) plus 9.00% per annum. In addition, the amendment provided for a $5.0 million term loan (the "2021 Term Loan") that was funded into an escrow account and subsequently released in full from the escrow account to the lenders upon the Company's completion of an underwritten public offering in June 2021.

The Company evaluated the May 2021 Amendment under ASC 470-50 regarding the modification of an existing debt instrument, which states that if the modification of the terms of an existing debt agreement is considered substantial, the transaction shall be accounted for as an extinguishment, with the amended debt instrument then initially recorded at fair value. The Company concluded that the modification was considered substantial, and qualified for extinguishment accounting under such guidance. Accordingly, the Company recorded a $4.1 million extinguishment loss in the Consolidated Statements of Operations, which consisted of (i) a $4.6 million loss related to the contemporaneous issuance of the Blue Torch warrant obligation, as discussed below, and (ii) a $0.1 million loss related to fees paid on behalf of the lender, which were partially offset by (iii) a $0.6 million gain related to the difference between the fair value of the modified debt instrument and the net carrying value of the debt immediately before extinguishment.

The 2020 Term Loan was repaid in full on May 5, 2022 with the proceeds of the senior secured notes issued under the note purchase agreement described below.

Blue Torch Warrant Obligation

In connection with the May 2021 Amendment, the Company agreed to prospectively grant warrants (the "Blue Torch warrant obligation") to the lenders. Under the terms of the Blue Torch warrant obligation, so long as the 2020 Term Loan remained outstanding, on the first day of each quarter beginning on July 1, 2021, the Company issued a warrant to the lenders to purchase at an exercise price of $0.01 per share such number of shares of Class A common stock of the Company as equaled 0.50% of the then outstanding shares of common stock of the Company, on a fully-diluted basis.

The Blue Torch warrant obligation was accounted for in accordance with ASC 815-40*, Contracts in an Entity's Own Equity*, as a liability recognized at fair value as of the closing date, due to certain settlement provisions within the corresponding warrant obligation provisions under the financing agreement that did not meet the criteria to be classified in stockholders' equity. The Blue Torch warrant obligation was remeasured to fair value at each balance sheet date, with changes in fair value recorded in Other income (expense), net in the Consolidated Statements of Operations. The Blue Torch warrant obligation was terminated within the termination of the Company's financing agreement, as discussed below.

Senior Secured Notes and Blue Torch Warrant Obligation Termination

On May 5, 2022 (the "issue date"), the Company entered into a note purchase and guarantee agreement (the "note purchase agreement"), which provides for, among other things, the issuance of $30.0 million in aggregate principal amount of senior secured notes due May 5, 2027 (the "senior secured notes") at a purchase price equal to 94.00% thereof. The proceeds of the senior secured notes were used, together with cash on hand, to repay in full the outstanding amount under the 2020 Term Loan and pay fees and expenses in connection with the transactions contemplated by the note purchase agreement. The Company subsequently terminated its financing agreement with Blue Torch, effective as of the issue date, which also resulted in the termination of the Blue Torch warrant obligation.

2020 Term Loan Debt Extinguishment

The Company evaluated the termination of the financing agreement under ASC 470-50 regarding the extinguishment of debt, which states that the difference between the reacquisition price and the net carrying amount of the extinguished debt shall be recognized in the current period as an extinguishment gain or loss. Accordingly, the Company recorded a $0.7 million extinguishment gain in the Consolidated Statements of Operations, which consisted of (i) a $2.6 million gain related to the allocation of the reacquisition price between the 2020 Term Loan and the Blue Torch warrant obligation, as discussed below, partially offset by (ii) a $0.9 million loss related to the 2020 Term Loan prepayment fee, (iii) a $0.9 million loss related to the derecognition of unamortized debt issuance costs, and (iv) a $0.1 million loss related to legal and consulting fees incurred.

In addition, ASC 470-50 states that if upon extinguishment of debt the parties also exchange unstated (or stated) rights or privileges, the portion of the consideration exchanged allocable to such unstated (or stated) rights or privileges shall be given appropriate accounting recognition. As such, the Company allocated a portion of the reacquisition price to the exchange of the Blue Torch warrant obligation, which resulted in a $0.2 million gain recorded in Other income (expense), net in the Consolidated Statements of Operations upon its derecognition.

August 2022 Note Purchase Agreement Amendment

On August 30, 2022, the Company amended the note purchase agreement, which would have been effective the first date that a minimum of $50.0 million of the equity proceeds are received under the RJB Second Closing, amongst other closing conditions. The amendment would have, among other things:

- allowed the Company to voluntarily prepay the senior secured notes within 18 months of the issue date, subject to an Applicable Premium (as defined within the amendment) penalty;

- allowed for the Company to repurchase up to $25.0 million of its outstanding equity interests, subject to certain conditions; and

- added certain limitations to the definition of Cash Flow Forecast (as defined within the amendment).

As of the date of this Annual Report on Form 10-K, the closing conditions of the amendment had not been met, and as such, the amendment was superseded by the March 2023 note purchase agreement amendment described below.

March 2023 Note Purchase Agreement Amendment

On March 15, 2023, the Company entered into a waiver, consent, and amendment to the note purchase agreement which among other things accelerates the repayment of the senior secured notes due originally in May 2027 to an effective maturity of June 2023. The Company has agreed to pay the full outstanding principal balance on the senior secured notes in four equal amortization installments of $7.5 million with the first installment paid in connection with the signing of the note purchase agreement amendment and with the final installment due on June 15, 2023, including any accrued and unpaid interest. Under the note purchase agreement amendment, the noteholder also agreed to reduce the minimum liquidity covenant amount, which was previously set at $25.0 million, to $17.5 million following the first amortization payment and to $10.0 million following the first and second amortization payments until the senior secured notes are repaid in full. Furthermore, conditioned upon the timely payment of all the amortization payments, the noteholder agreed to waive all prepayment premiums and the ESG KPI Fee that would otherwise have been owed by the Company at maturity in May 2027.

In connection with the note purchase agreement amendment, the noteholder consented to the surrender of ownership to the Company, by the Pledgor, of certain of the Pledged Shares in satisfaction of certain obligations of the Pledgor under the Pledge Agreement, should a surrender of the collateral be agreed by the Company and the Pledgor. The note purchase agreement amendment also clarified that such surrendered Pledged Shares would become collateral for the Company's obligation under the note purchase agreement.

The note purchase agreement amendment also contains additional and modified reporting and information requirements, including amending the requirement to deliver an audit report of the Company's independent registered public accounting firm, which report shall not include a "going concern" explanatory paragraph expressing substantial doubt about the Company's ability to continue as a going concern to exclude the audit opinion relating to the financial statements for the year ended December 31, 2022. In addition, the note purchase agreement amendment clarifies that, to the extent, if any, that prior events related to the Pledge Agreement or amendments to the RJB Purchase Agreement constituted defaults under the note purchase agreement, such defaults are waived, although it is the Company's position that no such defaults existed at any time.

As a result, as of December 31, 2022, the total outstanding debt of $27.5 million, net of unamortized debt issuance costs, was classified within Current portion of long-term debt.

Senior Secured Notes Terms and Covenants

After receiving a minimum specified bond rating after the issue date, as specified within the terms of the note purchase agreement, the senior secured notes bear interest at a rate equal to 8.875% per annum, payable in arrears on June 30 and December 31 of each calendar year. Prior to the March 2023 note purchase agreement amendment, the senior secured notes amortized semi-annually in equal installments of $1.5 million beginning on December 31, 2025, with the remaining unpaid principal amount of the senior secured notes due on May 5, 2027.

The note purchase agreement contains two financial maintenance covenants:

- a minimum liquidity covenant of:

    i. for any date ending prior to or ending on June 30, 2022, including those within required cash flow forecasts provided to the noteholders, $15.0 million;

    ii. prior to the note purchase agreement amendment, for any date thereafter, including those within required 13-week cash flow forecasts provided to the noteholders:

    - $15.0 million if the most recent Asset Valuation (as defined in the note purchase agreement) is greater than $25 million;

    - $20.0 million if the most recent Asset Valuation is greater than $20.0 million but less than $25 million; or

    - $25.0 million if the most recent Asset Valuation is less than or equal to $20.0 million, or is as of yet uncompleted; and

- a covenant requiring a minimum Asset Coverage Ratio (as discussed below) of at least 1.25 to 1.00.

As a result of the Company's initial Asset Valuation completed on August 31, 2022 and the most recent Asset Valuation completed on January 30, 2023, the minimum liquidity covenant was set at $25.0 million as of December 31, 2022. Subsequent to the initial report, the Asset Valuation is required to be provided to the noteholder no later than 30 days after June 30 and December 31 of each fiscal year.

Following the payment of the first $7.5 million amortization payment in connection with the signing of the note purchase agreement amendment, the minimum liquidity covenant is set at $17.5 million.

The Asset Coverage Ratio is measured as of each quarter-end, and represents the ratio of (a) the aggregate amount of Adjusted Eligible Collateral (as defined within the note purchase agreement) to (b) the aggregate outstanding principal amount of the senior secured notes at such time.

The Company has also agreed to use commercially reasonable efforts to cause 90% of the packaging for its meal kit boxes to be recyclable, reusable, or compostable (the "ESG KPI Goal"). If the Company fails to achieve the ESG KPI Goal prior to the date on which the senior secured notes are due, the Company will be required to pay a fee equal to 1% of the principal amount of the senior secured notes. Conditioned upon the timely payment of all amortization payments the noteholder has agreed to waive such fee.

The borrower under the note purchase agreement is the Company's wholly-owned subsidiary, Blue Apron, LLC. The obligations under the note purchase agreement are guaranteed by Blue Apron Holdings, Inc. and its subsidiaries other than the borrower, and secured by substantially all of the assets of the borrower and the guarantors. The note purchase agreement contains additional restrictive covenants and affirmative and financial reporting covenants restricting the Company and the Company's subsidiaries' activities. Restrictive covenants include limitations on the incurrence of indebtedness and liens, restrictions on affiliate transactions, restrictions on the sale or other disposition of collateral, and limitations on dividends and stock repurchases.

As of December 31, 2022, the Company believes it was in compliance with all of the covenants under the note purchase agreement. The Company's noteholder has alleged that the Company was in default with respect to certain prior events related to the Pledge Agreement or amendments to the RJB Purchase Agreement made without their consent. The Company has disputed that any such defaults existed or exist, but to the extent that such defaults did exist, the Company obtained a waiver from its noteholder pursuant to the note purchase agreement amendment.

In connection with the note purchase agreement, the Company capitalized $2.9 million in deferred financing costs in Long-term debt, which are being amortized using the effective interest method over the life of the debt, in accordance with ASC 835-30, *Imputation of Interest*. The following table summarizes the presentation of the Company's debt balances in the Consolidated Balance Sheets as of the dates indicated below:

	Senior secured notes	2020 Term Loan	Debt issuance costs, net	Net
		(In thousands)		
December 31, 2022				
Current portion of long-term debt	30,000 $	—	(2,488) $	27,512
Long-term debt	—	—	—	—
Total	$ 30,000	$ —	$ (2,488)	$ 27,512
December 31, 2021				
Current portion of long-term debt	$ —	$ 3,500	$ —	$ 3,500
Long-term debt	—	27,125	(1,239)	25,886
Total	$ —	$ 30,625	$ (1,239)	$ 29,386

Facility Financing Obligation

As of December 31, 2022 and 2021, the Company had a facility financing obligation of $0.0 million and $35.9 million, respectively, related to the leased facility in Linden, New Jersey under the build-to-suit accounting guidance.

11. Commitments and Contingencies

Letters of Credit

As of December 31, 2022 and 2021, the Company had $1.2 million and $1.4 million, respectively, in letters of credit issued. The letters of credit serve as security primarily for fulfillment centers and office space leases entered into by the Company. As of December 31, 2022 and 2021, the letters of credit were collateralized by noncurrent restricted cash of $1.1 million and $0.8 million, respectively, and current restricted cash of $0.1 million and $0.6 million, respectively. As of December 31, 2022 and 2021, the beneficiaries of the letters of credit had not drawn upon any of the letters of credit.

Legal Proceedings

The Company records accruals for loss contingencies associated with legal matters when it is probable that a liability will be incurred and the amount of the loss can be reasonably estimated. If the Company determines that a loss is reasonably possible, the Company discloses the matter, and, if estimable, the amount or range of the possible loss in the notes to the Consolidated Financial Statements.

The Company was subject to a consolidated putative class action lawsuit in the U.S. District Court for the Eastern District of New York alleging federal securities law violations in connection with the Company's IPO. The amended complaint alleged that the Company and certain current and former officers and directors made material misstatements or omissions in the Company's registration statement and prospectus that caused the stock price to drop. Pursuant to a stipulated schedule entered by the parties, defendants filed a motion to dismiss the amended complaint on May 21, 2018. Plaintiffs filed a response on July 12, 2018 and defendants filed a reply on August 13, 2018. On April 22, 2020, the Court entered an order (i) denying the motion to dismiss insofar as Plaintiffs' allegations pertained to certain of the disclosures in the registration statement and prospectus claimed by plaintiff, and (ii) narrowing the factual issues in the case. On August 11, 2020, the parties held a mediation after which they entered into a memorandum of understanding on August 14, 2020 regarding a proposed settlement. Discovery has been stayed since August 14, 2020. The Company entered into a stipulation and agreement of settlement to resolve the class action litigation on October 28, 2020, which was subsequently amended on November 12, 2020. Under the terms of the settlement, a payment of $13.3 million was to be made by the Company and/or its insurers in exchange for the release of claims against the defendants and other released parties by the lead plaintiff and all settlement class members and for the dismissal of the action with prejudice. The court granted preliminary approval of the settlement on February 1, 2021 and the Company paid $1.0 million of the settlement amount into escrow, with the remaining $12.3 million balance of the settlement funded by the Company's insurers. The Company's contribution to the settlement represented the portion of its insurance retention amount, less the $1.0 million which had been paid by the Company as of December 31, 2021 to cover legal fees relating to this case and the related cases described below, as well as the settlement of the state court action described below. The court granted final approval of the settlement on May 10, 2021, and the deadline to appeal the court's final approval order has passed. The Company was also subject to two state putative class action lawsuits alleging federal securities law violations in connection with the IPO, which were substantially similar to the above-referenced federal court action. One of the state court actions was originally filed in the New York Supreme Court, but was voluntarily dismissed by plaintiffs on September 15, 2020 and subsequently re-filed in the U.S. District Court for the Eastern District of New York on October 2, 2020. On December 2, 2020, the Company settled this lawsuit, which did not have a material impact on the Company's Consolidated Financial Statements. The second state lawsuit was voluntarily dismissed on May 12, 2021.

In June 2020, certain of the Company's current and former officers and directors were named as defendants in a shareholder derivative action filed in the Eastern District of New York, captioned Jeffrey Peters v. Matthew B. Salzberg, et al., 1:20-cv-02627. The complaint sought contribution from the officer and director defendants for any damages that the Company may incur as a result of the above-referenced class action lawsuit, attorneys' fees, and other costs, as well as an order directing the Company to reform and improve its corporate governance and internal procedures to comply with applicable laws. On September 11, 2020, this case was stayed pending resolution of the federal securities case. On June 16, 2021, the plaintiff filed a notice of voluntary dismissal requesting that the court to dismiss the action without prejudice and retain jurisdiction of the action solely for the purpose of adjudicating the plaintiff's counsel's anticipated application for an award of attorney's fees and reimbursement of expenses in connection with purportedly mooted claims asserted by the plaintiff in the action. On June 22, 2021, the court dismissed the action but retained jurisdiction of the action solely for the purpose of adjudicating the plaintiff's counsel's anticipated application for fees and expenses. On July 28, 2021, the Company and plaintiff's counsel reached an agreement concerning plaintiff's counsel's claim for fees and costs without the need for court intervention.

The Company was subject to a lawsuit filed in California Superior Court under the Private Attorneys General Act on behalf of certain non-exempt employees in the Company's Richmond, California fulfillment center. The complaint was filed on October 16, 2017, and alleges that the Company failed to pay wages and overtime, provide required meal and rest breaks, provide suitable resting facilities and provide accurate wage statements, to non-exempt employees in violation of California law. Plaintiffs' counsel filed a separate class action lawsuit alleging largely the same claims, but covering a longer period, which is now pending in the United States District Court for the Northern District of California. A mediation was held on November 20, 2019, at which time the cases were not resolved. On December 16, 2019, Plaintiff filed a motion for class certification in federal court. On December 18, 2019, the parties entered into a memorandum of understanding which, if finalized and approved by the court, will resolve both actions in their entirety. The parties finalized a settlement agreement on March 2, 2020 and the court has vacated all other deadlines in the class-action case, including the due date for the Company's opposition to the motion for class certification. On July 6, 2020, the court granted preliminary approval of the final settlement agreement. A hearing for final approval was held on November 19, 2020 and the court granted final approval of the settlement agreement on that day. The Company paid approximately $2.0 million under the settlement agreement on December 9, 2020.

Although the Company believes that it is reasonably possible that it may incur losses in these cases, the Company is currently unable to estimate the amount of such losses, except as noted above, due to the early stages of certain of the litigations, among other factors.

In addition, from time to time the Company may become involved in legal proceedings or be subject to claims arising in the ordinary course of its business. Although the results of such litigation and claims cannot be predicted with certainty, the Company currently believes that the final outcome of these ordinary course matters will not have a material adverse effect on its business, operating results, financial condition or cash flows.

12. Stockholders' Equity (Deficit)

Public Equity Offerings

On February 10, 2023, the Company launched an "at-the-market" equity offering under its November 2022 Shelf for sale from time to time of up to $70.0 million of Class A common stock. See Note 19 for further discussion.

On January 19, 2023, the Company completed an "at-the-market" equity offering, pursuant to its November 2022 Shelf. As a result of the offering, the Company issued and sold 28,998,010 shares of its Class A common stock, resulting in $29.0 million of proceeds, net of commissions and offering costs. As of December 31, 2022, 13,002,941 shares were issued and sold, resulting in proceeds of $12.8 million, net of commissions and offering costs. In January 2023, the remaining 15,995,069 shares were issued and sold, resulting in $16.2 million of proceeds, net of commissions and offering costs.

On October 6, 2022, the Company completed an "at-the-market" equity offering, pursuant to its universal shelf registration statement filed with the SEC on April 29, 2020 (the "2020 Shelf"). As a result of the offering, the Company issued and sold 4,622,772 shares of its Class A common stock, resulting in $14.1 million of proceeds, net of commissions and offering costs.

On June 18, 2021, the Company completed an underwritten public offering, pursuant to the 2020 Shelf, of 5,411,900 shares of the Company's Class A common stock, including the 705,900 shares issuable upon the underwriter's exercise of its option to purchase additional shares, resulting in $21.1 million of proceeds, net of underwriting discounts and commissions and offering costs.

On August 10, 2020, the Company completed an underwritten public offering, pursuant to the 2020 Shelf, of 4,000,000 shares of the Company's Class A common stock, resulting in $32.9 million of proceeds, net of underwriting discounts and commissions and offering costs.

April 2022 Private Placements

On April 29, 2022, the Company entered into the RJB Purchase Agreement, which provided for, among other things, 3,333,333 shares of Class A common stock for an aggregate purchase price of $40.0 million (or $12.00 per share). Long Live Bruce, LLC, an affiliate of Joseph N. Sanberg, was assigned RJB's rights to 1,666,666 shares of Class A common stock for an aggregate purchase price of $20.0 million under the RJB Purchase Agreement, which was issued and sold concurrently with the execution of the purchase agreement (the "first closing"). The remainder of the Class A common shares under the RJB Purchase Agreement were to be issued and sold under the RJB Second Closing, initially expected to close by May 30, 2022 or such other date as agreed to by the parties.

In addition, on April 29, 2022, the Company entered into a purchase agreement with Linda Findley, a director of the Company and its President and Chief Executive Officer, under which the Company agreed to issue and sell to Ms. Findley in a separate private placement, which closed concurrently with the execution of the first closing, 41,666 shares of Class A common stock for an aggregate purchase price of $0.5 million (or $12.00 per share) (the "Findley Private Placement").

The first closing of the RJB Purchase Agreement and the concurrent closing of the Findley Private Placement (collectively, the "April 2022 Private Placements") resulted in $20.1 million of proceeds, net of issuance costs.

On August 7, 2022, the Company amended the RJB Purchase Agreement, pursuant to which RJB agreed to purchase from the Company (i) the 1,666,667 shares of Class A common stock remaining to be issued and sold under the initial RJB Purchase Agreement at a $5.00 price per share, instead of a $12.00 price per share, and (ii) an additional 8,333,333 shares of Class A common stock at a $5.00 price per share. Upon execution, the RJB Second Closing comprised in the aggregate a purchase price of $50.0 million and 10,000,000 shares of Class A common stock to be issued and sold, as well as agreeing to extend the date of the second closing to on or before August 31, 2022. In addition, pursuant to the amendment, Joseph N. Sanberg agreed to personally guarantee the payment of the aggregate purchase price.

On September 7, 2022, the Company further amended the RJB Purchase Agreement to extend the closing date to September 30, 2022 or such earlier date as may be agreed to by the Company and RJB, and to change the price per share to $5.65, instead of a $5.00 price per share, for the purchase of the 10,000,000 shares of Class A common stock remaining to be sold and issued, for an aggregate purchase price of $56.5 million pursuant to the August 2022 amendment to the RJB Purchase Agreement.

On November 6, 2022, the Company entered into the Pledge Agreement with the Pledgor regarding the Outstanding Obligated Amount. See Note 2 for further details.

On December 14, 2022, RJB funded $1.0 million of the Outstanding Obligated Amount in exchange for which the Company issued and sold 176,991 shares of Class A common stock, resulting in $0.6 million of proceeds, net of issuance costs. As of the date of this Annual Report on Form 10-K, the remaining $55.5 million of the Outstanding Obligated Amount remains unfunded.

February 2022 Private Placement

On February 14, 2022, the Company entered into a purchase agreement with RJB under which the Company agreed to issue and sell to RJB units consisting of Class A common stock and warrants to purchase shares of Class A common stock in a private placement (the "February 2022 Private Placement") which closed concurrently with the execution of the purchase agreement for an aggregate purchase price of $5.0 million (or $14.00 per unit). In the aggregate, RJB received (i) 357,143 shares of Class A common stock, and (ii) warrants to purchase 500,000 shares of Class A common stock at exercise prices of $15.00 per share, $18.00 per share, and $20.00 per share, resulting in $4.8 million of proceeds, net of issuance costs.

The shares of Class A common stock and warrants were issued separately and constitute separate securities. The Company conducted an assessment of the classification of the warrants issued in the February 2022 Private Placement and, based on their terms, concluded the warrants were equity-classified. Accordingly, the net proceeds were recorded within Additional paid-in capital.

2021 Capital Raise

On November 4, 2021, the Company closed a series of transactions referred to as the 2021 Capital Raise, which resulted in the issuance of (i) 7,500,000 shares of Class A common stock, and (ii) equity-classified warrants to purchase 10,500,000 shares of Class A common stock at exercise prices of $15.00 per share, $18.00 per share, and $20.00 per share, resulting in $70.3 million of proceeds, net of issuance costs.

On September 15, 2021, the Company closed a private placement with Matthew B. Salzberg, as contemplated within the 2021 Capital Raise described above, and which resulted in the issuance of (i) 300,000 shares of Class A common stock, and (ii) equity-classified warrants to purchase 420,000 shares of Class A common stock at exercise prices of $15.00 per share, $18.00 per share, and $20.00 per share, resulting in $2.8 million of proceeds, net of issuance costs.

The net proceeds of the 2021 Capital Raise were used for general corporate purposes, primarily consisting of (i) an acceleration and expansion of our previous growth strategy, (ii) an acceleration of certain of our environmental and sustainability initiatives, including the achievement of our goal of carbon neutrality by March 31, 2022, and (iii) increased investments in our hourly employees, including raising the base hourly compensation rate to at least $18.00 per hour for employees in October 2021, as well as enhancing our employee benefits and programs.

Warrant Terms

Each equity-classified warrant issued by the Company has a term of seven years from the date of issuance. Each such warrant may only be exercised for cash, except in connection with certain fundamental transactions, and no fractional shares will be issued upon exercise of the warrants. The warrants are non-transferable, except in limited circumstances, and have not been and will not be listed or otherwise trade on any stock exchange. The number of shares issuable upon exercise of the warrants and the applicable exercise prices is subject to adjustment upon the occurrence of certain events.

As of December 31, 2022, the equity-classified warrants issued by the Company were as follows:

Exercise Price		Issued	Exercised	Outstanding as of December 31, 2022
$	15.00	6,525,714	—	6,525,714
$	18.00	3,262,857	—	3,262,857
$	20.00	1,631,429	—	1,631,429

13. Share-based Compensation

The Company recognized share-based compensation for share-based awards in Cost of goods sold, excluding depreciation and amortization, and Product, technology, general and administrative expenses as follows:

	Year Ended December 31,					
	2022		2021		2020	
	(In thousands)					
Cost of goods sold, excluding depreciation and amortization	$	2	$	45	$	98
Product, technology, general and administrative		6,071		9,654		8,359
Total share-based compensation	$	6,073	$	9,699	$	8,457

Performance Stock Awards

In February 2022, the Company granted 247,161 shares of performance-based restricted stock units of its Class A common stock to certain employees, including the Company's executive officers. Such units are subject to vesting conditions that are tied to the performance of the Company's stock price relative to the performance of a peer group of publicly traded companies' stock price over a performance period beginning February 25, 2022 through February 25, 2025. The Company utilized the Monte Carlo simulation valuation model to value the grant as it was determined to include a market condition. The total grant date fair value was $1.3 million, and will be recognized on a straight-line basis over the performance period of 3 years.

In February 2021, the Company granted 1,190,250 shares of performance-based restricted stock units for its Class A common stock to certain employees, including the Company's executive officers. Such units are subject to vesting conditions that are tied to the achievement of certain stock price targets and time-based requirements beginning February 25, 2021 and continuing through February 25, 2024. As this grant was determined to include a market condition, the Company utilized the Monte Carlo simulation valuation model to value the grant. The total grant date fair value was $7.7 million, and will be recognized on a straight-line basis over the derived service periods, which range from 0.99 to 2.99 years, as determined by the Monte Carlo simulation valuation model.

In 2020, the Company did not grant any performance stock units.

Equity Incentive Plan

In connection with the IPO, the Company's board of directors adopted the 2017 Equity Incentive Plan for the purpose of granting incentive stock options, non-qualified stock options, restricted stock, restricted stock units, and other share-based awards to employees, directors, and consultants. Options may be granted at a price per share not less than 100% of the fair market value at the date of grant. If, at the time the Company grants an incentive stock option, the optionee owns stock that holds more than 10% of the total combined voting power of all classes of the Company's stock ("10% stockholder"), the exercise price must be at least 110% of the fair value of the common stock on the grant date. Options granted are exercisable over a maximum term of ten years from the date of grant, or five years from the date of grant for a 10% stockholder and generally vest over a period of four years.

In August 2012, the Company's board of directors adopted the 2012 Equity Incentive Plan for the purpose of granting incentive stock options, non-qualified stock options, restricted stock, and restricted stock units to employees, directors, and consultants. Options may be granted at a price per share not less than 100% of the fair market value at the date of grant. If, at the time the Company grants an incentive stock option, the optionee owns stock that holds more than 10% of the total combined voting power of all classes of the Company's stock ("10% stockholder"), the exercise price must be at least 110% of the fair value of the common stock on the grant date. Options granted are exercisable over a maximum term of ten years from the date of grant, or five years from the date of grant for a 10% stockholder and generally vest over a period of four years. In August 2016, the Company's stockholders approved an increase of 280,000 Class B common stock shares available in the Plan.

In connection with the Corporate Reorganization as discussed in Note 1, Blue Apron Holdings, Inc. assumed Blue Apron, Inc.'s Restated 2012 Equity Incentive Plan, as previously amended, and then amended and restated the plan in its entirety. Following the assumption of the 2012 Equity Incentive Plan, outstanding options to purchase Blue Apron, Inc.'s common stock were automatically converted into options to purchase an equal number of shares of Class B common stock of Blue Apron Holdings, Inc. with no change in the applicable exercise price, vesting schedule, or term. Upon completion of the Corporate Reorganization and adoption of the 2017 Equity Incentive Plan, 3,177,114 shares of Class A and Class B common stock were reserved for issuance. Following the adoption and effectiveness of the 2017 Equity Incentive Plan, no additional awards have been granted under the 2012 Equity Incentive Plan.

As of December 31, 2022, 2021 and 2020, 2,131,798, 1,453,718 and 1,369,567 shares of Class A common stock remained available for future grants under the 2017 Equity Plan. Under the 2017 Equity incentive plan an annual increase to the number of shares of Class A common stock issuable is added on the first day of each fiscal year, beginning with the fiscal year ending December 31, 2019 and continuing for each fiscal year until, and including the fiscal year ending December 31, 2027. The increase is equal to the lesser of 666,667 shares of Class A common stock, 5% of the outstanding shares of Class A common stock, Class B common stock, and Class C capital stock, and an amount determined by the Board of Directors.

Executive Severance Benefits Plan

During 2019, the Company adopted an executive severance benefits plan covering certain designated eligible executive officers of the Company, which provides for, among other things, severance benefits upon certain termination events, including full accelerated vesting of the executive officer's unvested, time-based equity awards if such executive officer is terminated without cause, or terminates his or her employment for good reason, within 12 months following a change in control of the Company.

Restricted Stock Units

The following table summarizes outstanding restricted stock units, including performance-based restricted stock units, which were granted under the 2017 Equity Incentive Plan:

	Number of Shares	Weighted-Average Grant Date Fair Value
Unvested — December 31, 2021	1,987,070	$ 6.86
Granted	1,987,932	4.68
Vested	(614,179)	7.69
Forfeited / canceled	(1,070,218)	5.97
Unvested — December 31, 2022	2,290,605	$ 5.15

For the years ended December 31, 2022, 2021, and 2020, 614,179, 627,914, and 569,272 shares of restricted stock units vested and were released to employees under the 2017 Equity Incentive Plan. These shares primarily vest over a period of four years. Compensation expense related to the restricted stock units is recognized using the grant date fair value recognized evenly over the service period.

As of December 31, 2022 and 2021, the unrecognized share-based compensation related to unvested restricted stock units was $7.0 million and $9.4 million, respectively. As of December 31, 2022 and 2021, these costs are expected to be recognized over a weighted-average period of 1.62 and 1.85 years, respectively.

Stock Options

The following table summarizes outstanding options, which were granted under the 2012 Equity Incentive Plan and 2017 Equity Incentive Plan:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value of Outstanding Options
			(Years)	(In thousands)
Outstanding — December 31, 2021	37,758	$ 97.33	4.09	$ —
Granted	—	—		
Exercised	—	—		
Forfeited / canceled	(11,053)	101.22		
Outstanding — December 31, 2022	26,705	$ 95.49	3.19	$ —
Exercisable — December 31, 2022	26,705	$ 95.49	3.19	$ —

The weighted-average grant date fair value of options granted for the years ended December 31, 2022, 2021, and 2020 was $0.00. The total intrinsic value of options exercised for the years ended December 31, 2022, 2021, and 2020 was $0.0 million. The total grant date fair value of options vested for the years ended December 31, 2022, 2021, and 2020 was $1.9 million, $3.1 million and $1.0 million, respectively. For the years ended December 31, 2022, 2021, and 2020, the Company received $0.0 million, $0.0 million, and $0.5 million, respectively, from the exercise of share options granted under share-based payment arrangements. There was no tax benefit realized from stock options exercised during these periods.

As of December 31, 2022 and 2021, total unrecognized share-based compensation related to unvested options was $0.0 million. As of December 31, 2022 and 2021, the weighted-average recognition period was 0.00 years.

14. Related Party Transactions

Due to their status as beneficial owners of more than 10 percent (10%) of the voting power of the outstanding capital stock of the Company, Joseph N. Sanberg and his affiliates meet the definition of "related parties" per ASC 850, *Related Party Disclosures*.

Feeding America Bulk Sale

On June 23, 2022, the Company entered into a purchase agreement with Feeding America for a bulk purchase of meal kit boxes and other bulk product items for an aggregate net purchase price of $10.0 million, funded by a donation from an affiliate of Joseph N. Sanberg.

Gift Card Sponsorship Agreements

March and May Sponsorship Gift Cards

On March 11, 2022, the Company entered into a gift card sponsorship agreement with an affiliate of Joseph N. Sanberg, pursuant to which such affiliate agreed to pay the Company a $9.0 million net sponsorship fee to support a marketing program through which the Company would distribute gift cards (the "March Sponsorship Gift Cards"), at the Company's sole discretion, in order to support its previous growth strategy.

On May 5, 2022, the Company entered into the Sponsorship Gift Cards Agreement with an affiliate of Joseph N. Sanberg, pursuant to which such affiliate agreed to pay the Company a $20.0 million net sponsorship fee to support a marketing program through which the Company will distribute gift cards, at the Company's sole discretion, in order to support its previous growth strategy. On August 7, 2022, the Company amended the Sponsorship Gift Cards Agreement to extend the funding date to on or before August 31, 2022, and pursuant to which, Joseph N. Sanberg personally guaranteed his affiliate's obligation.

On September 7, 2022, the Sponsorship Gift Cards Agreement was further amended to reduce the net sponsorship fee to $18.5 million and extend the due date to September 19, 2022. As of the date of this Annual Report on Form 10-K, the Sanberg affiliate has paid $5.8 million of its commitment under said agreement, with $12.7 million remaining to be paid.

As the Company concluded the remaining amount to be paid under the Sponsorship Gift Cards Agreement did not meet the collectability criterion under ASC 606, *Revenue from Contracts with Customers*, as of the date of this Annual Report on Form 10-K, the $12.7 million receivable was not recognized within the Consolidated Financial Statements.

Sustainability and Carbon Credit Agreement

On March 31, 2022, the Company entered into a Sustainability and Carbon Credit Agreement (the "Sustainability Agreement") with an affiliate of Joseph N. Sanberg. Under the terms of the agreement, the Company purchased and subsequently retired $3.0 million of carbon offsets, which were recognized in Product, technology, general and administrative expenses during the three months ended March 31, 2022.

Such affiliate also performed the assessment of the Company's 2021 annual carbon footprint that provided it with the basis for determining the amount of carbon offsets the Company needed to purchase. The fee for these services was waived as a condition of entering into the Sustainability Agreement.

On June 30, 2022, the Company entered into a statement of work under the Sustainability Agreement, through which the affiliate transferred to the Company a sufficient amount of carbon offsets for its estimated 2023 and 2024 Scope 1, Scope 2, and Scope 3 emissions based upon its 2021 annual carbon footprint, for a purchase price of $6.0 million, which was expected to be paid in twenty-four equal monthly installments beginning on July 31, 2022.

On February 2, 2023, the Company and its affiliate terminated the Sustainability Agreement, which released the Company of its future payment obligation of $5.5 million. Under the terms of the termination agreement, the Company retained a number of carbon credits purchased for $0.5 million and paid to the affiliate as of December 31, 2022. Such retained carbon credits are expected to offset the Company's estimated 2023 and 2024 Scope 1 and Scope 2 emissions.

2022 Private Placements

See Notes 2 and 12 for further discussion of the RJB Private Placement and Findley Private Placement during the year ended December 31, 2022.

The following table summarizes the composition and amounts of the transactions in the Company's Consolidated Statements of Operations involving its related parties:

	Year Ended December 31,					
		2022		2021		2020
		(In thousands)				
Net revenue:						
Feeding America bulk sale	$	10,000	$	—	$	—
March Sponsorship Gift Cards	$	4,319	$	—	$	—
Cost of goods sold, excluding depreciation and amortization	$	7,869	$	—	$	—
Product, technology, general and administrative	$	3,000	$	—	$	—

15. Earnings per Share

Basic net income (loss) per share attributable to common stockholders is computed by dividing the net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding for the period.

Diluted net income (loss) per share attributable to common stockholders is computed by dividing the diluted net income (loss) attributable to common stockholders by the weighted-average number of common shares, including potential dilutive common shares assuming the dilutive effect of outstanding common stock options, restricted stock units, and warrants. For periods in which the Company has reported net loss, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders, because dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.

	Year Ended December 31,					
	2022		2021		2020	
	Class A	Class B	Class A	Class B	Class A	Class B
(In thousands, except share and per-share data)						
Numerator:						
Net income (loss) attributable to common stockholders	$ (109,733) $	—	$ (78,861) $	(9,520) $	(34,453) $	(11,701)
Denominator:						
Weighted-average shares used to compute net income (loss) per share attributable to common stockholders—basic	36,342,161	—	19,888,995	2,400,808	11,270,830	3,827,953
Weighted-average shares used to compute net income (loss) per share attributable to common stockholders—diluted	36,342,161	—	19,888,995	2,400,808	11,270,830	3,827,953
Net income (loss) per share attributable to common stockholders—basic (1)	$ (3.02) $	—	$ (3.97) $	(3.97) $	(3.06) $	(3.06)
Net income (loss) per share attributable to common stockholders—diluted (1)	$ (3.02) $	—	$ (3.97) $	(3.97) $	(3.06) $	(3.06)

(1) Net income (loss) per share attributable to common stockholders — basic and net income (loss) per share attributable to common stockholders — diluted may not recalculate due to rounding.

The following have been excluded from the computation of diluted net income (loss) per share attributable to common stockholders as their effect would have been anti-dilutive:

| | Year Ended December 31, | | | | | |
| | 2022 | | 2021 | | 2020 | |
	Class A	Class B	Class A	Class B	Class A	Class B
Stock options	32,334	—	46,537	—	3,923	123,817
Restricted stock units	2,360,080	—	2,208,666	—	1,688,527	—
Warrants	11,411,120	—	11,184,218	—	—	—
Total anti-dilutive securities	13,803,534	—	13,439,421	—	1,692,450	123,817

16. Income Taxes

The components of the provision for income taxes are as follows:

| | Year Ended December 31, | | |
| | 2022 | 2021 | 2020 |
	(In thousands)		
Current provisions for income taxes:			
Federal	$ —	$ —	$ —
State	34	23	42
Total current	34	23	42
Deferred tax benefit:			
Federal	—	—	—
State	—	—	—
Total deferred	—	—	—
Provision for income taxes	$ 34	$ 23	$ 42

A reconciliation of the provisions (benefits) for income taxes to the amounts computed by applying the statutory federal income tax rate to income (loss) before income taxes is shown as follows:

| | Year Ended December 31, | | |
	2022	2021	2020
Tax at statutory federal rate	21.00 %	21.00 %	21.00 %
State tax — net of federal benefit	0.01 %	(0.04)%	(0.05)%
Change in valuation allowance	(19.22)%	(12.85)%	(11.10)%
Share-based compensation	(0.45)%	(0.79)%	(3.41)%
Debt extinguishment and warrant obligation	0.25 %	(3)%	— %
Charitable contributions	(2.27)%	(4.73)%	(6.20)%
Other	0.65 %	0.70 %	(0.33)%
Provision for income taxes	(0.03)%	(0.03)%	(0.09)%

The tax effects of cumulative temporary differences that give rise to significant deferred tax assets and deferred tax liabilities are as follows:

| | December 31, | |
| | 2022 | 2021 |
	(In thousands)	
Deferred tax assets:		
Tax attribute carryforwards	$ 145,294	$ 121,346
Operating lease liability	8,271	—
Build-to-suit deferred tax assets	—	9,237
Inventories	3,127	3,052
Share-based compensation	1,234	1,074
Accruals, reserves, and other	16,191	12,370
Gross deferred tax assets	174,117	147,079
Deferred tax liabilities:		
Operating right-of-use asset	8,266	—
Build-to-suit deferred tax liabilities	—	6,857
Gross deferred tax liabilities	8,266	6,857
Valuation allowance	165,851	140,222
Net deferred taxes	$ —	$ —

Recognition of deferred tax assets is appropriate when realization of these assets is more likely than not. Each reporting period the Company assesses the recoverability of its deferred tax assets and are required to establish a valuation allowance for any portion of the assets that the Company concludes is not more likely than not realizable. Based upon the weight of available evidence, which includes the Company's historical operating performance and the recorded cumulative net losses in prior fiscal periods, the Company recorded a valuation allowance of $165.9 million and $140.2 million against the net U.S. deferred tax assets as of December 31, 2022 and 2021, respectively. The valuation allowance increased by $25.6 million during 2022, which was primarily a result of additional losses generated, partially offset by the expiration of certain charitable contribution carryforwards.

As of December 31, 2022, the Company had U.S. federal and state net operating loss carryforwards of $563.9 million and $249.7 million, respectively. Of the $563.9 million of federal net operating loss carryforwards, $221.4 million was generated before January 1, 2018, and is subject to a 20-year carryforward period. The remaining $342.5 million can be carried forward indefinitely, but is subject to an 80% taxable income limitation in any future taxable year. The pre-2018 federal and all state net operating loss carryforwards will begin to expire in 2032 and 2033, respectively, if not utilized.

The Company's tax attributes may be limited by the ownership provisions of Section 382 of the Internal Revenue Code. As a result, if the Company experienced an "ownership change" during any three-year period, its use of these tax attributes may be limited. The Company has not performed a detailed analysis to determine if an ownership change has occurred.

Uncertain Tax Positions

As of December 31, 2022 and 2021, the Company did not have any gross unrecognized tax benefits. The Company's policy for classifying interest and penalties associated with unrecognized income tax benefits is to include such items in the provision for income tax.

The Company files U.S. federal and state income tax returns in jurisdictions with varying statutes of limitations. The Company's tax years from 2012 (inception) are subject to examination by the United States and state authorities due to the carry forward of unutilized net operating losses.

17. Fair Value Measurements

Financial Instruments

The fair value of financial instruments is determined based on assumptions that market participants would use when pricing an asset or liability at the balance sheet date. The Company uses observable market data when available, and minimizes the use of unobservable inputs when determining fair value.

The Company did not measure any assets or liabilities at fair value as of December 31, 2022. The following are the major categories of assets and liabilities measured at fair value on a recurring basis as of December 31, 2021 using quoted prices in active markets for identical assets (Level 1), significant other observable inputs (Level 2) and significant unobservable inputs (Level 3):

| | December 31, 2021 | | | |
	Level 1	Level 2	Level 3	Total
	(In thousands)			
Assets:				
Cash and cash equivalents:				
Money market accounts	$ 2,635	$ —	$ —	$ 2,635
Total assets measured at fair value	$ 2,635	$ —	$ —	$ 2,635
Liabilities:				
Warrant obligation	$ —	$ —	$ 8,001	$ 8,001
Other noncurrent liabilities:				
Warrant obligation	$ —	$ —	$ 1,588	$ 1,588
Total liabilities measured at fair value	$ —	$ —	$ 9,589	$ 9,589

Money market accounts

Money market accounts are classified within Level 1 of the fair value hierarchy as they are valued using observable inputs that reflect quoted prices for identical assets in active markets. The carrying amount of the Company's money market accounts approximates fair value due to their short-term maturities.

Warrant obligation

The Blue Torch warrant obligation in conjunction with the Amendment, as discussed in Note 10, was accounted for in accordance with ASC 815-40, *Contracts in an Entity's Own Equity*, as a liability recognized at fair value, and was remeasured as of each balance sheet date with changes in fair value recorded in Other income (expense), net in the Consolidated Statements of Operations. The amount of each warrant to be issued under the obligation set forth in the financing agreement was based upon 0.50% of the then-outstanding shares of the Company's common stock on a fully-diluted basis on the first day of each quarter, beginning on July 1, 2021, so long as the 2020 Term Loan remained outstanding. As such, the fair value of the Blue Torch warrant obligation was calculated using the estimated amount of warrants to be issued over the life of the financing agreement multiplied by the price of the Company's stock as of the closing date, less $0.01 per share to represent each warrant's exercise price. The estimated amount of shares to be issued was derived from the Company's estimate of shares of the Company's common stock on a fully-diluted basis over the life of the financing agreement.

On May 5, 2022, the Company fully repaid the 2020 Term Loan with the proceeds of its senior secured notes and cash on hand and terminated its financing agreement effective as of the same date, which also resulted in the termination of the warrant obligation. As of May 5, 2022, all warrants that had been issued under the Blue Torch warrant obligation had been exercised in full, resulting in no liability-classified warrants outstanding. See Note 10 for further discussion.

The following table summarizes the changes of the Blue Torch warrant obligation as of December 31, 2022 and December 31, 2021:

	Balance as of December 31, 2021	Loss (gain) on changes in stock price	Loss (gain) on changes in estimated common stock on a fully-diluted basis	Exercise of warrants	Derecognition	Balance as of December 31, 2022
			(In thousands)			
Warrant obligation	$ 9,589	$ (1,971)	$ 153	$ (5,050)	$ (2,721)	$ —

Non-Financial Assets

Certain non-financial assets, such as long-lived assets, are only recorded at fair value if an impairment loss is recognized. Impairment losses recognized for the years ended December 31, 2022, 2021, and 2020 were $0.0 million, $0.0 million, and $7.6 million, respectively. See Note 7 for further discussion on the long-lived assets' impairment losses.

18. Restructuring Costs

In December 2022, the Company implemented a reduction in corporate personnel to better align internal resources with strategic priorities, which resulted in a reduction of approximately 10% of the Company's total corporate workforce, inclusive of both current and vacant roles. As a result, during the three months ended December 31, 2022, the Company recorded $1.5 million in employee-related expenses in Other operating expense, primarily consisting of severance payments, substantially all of which will result in cash expenditures in the first half of 2023.

	Employee-Related Costs
	(in thousands)
Balance - December 31, 2021	$ —
Charges	1,530
Cash payments	(235)
Balance - December 31, 2022	$ 1,295

In February 2020, the Company announced the closure of its fulfillment center in Arlington, Texas and the consolidation of production volume from the Arlington, Texas fulfillment center to the Company's fulfillment centers in Linden, New Jersey and Richmond, California in order to more efficiently continue to service the Company's national footprint while also enabling the Company to redirect financial resources into other parts of the business, including previous growth initiatives.

As a result of the action, which was completed in May 2020, the Company recorded $0.8 million in total restructuring costs during the first half of 2020, including $0.4 million of employee-related expenses, primarily consisting of severance payments, and $0.4 million of other exit costs in Other operating expense, substantially all of which resulted in cash expenditures. In addition, during the first half of 2020, the Company recorded non-cash impairment charges of $7.6 million, primarily consisting of leasehold improvements and equipment. See Note 7 for further discussion of the impairment charges.

The Company temporarily reopened its Arlington, Texas fulfillment center beginning in January 2021 to leverage existing assets to meet forecasted demand while continuing to implement operating efficiencies at its other fulfillment centers. In April 2021, the Company closed down the temporarily reopened Arlington fulfillment center, with all production volume consolidated at its other fulfillment centers. The closure of the Arlington fulfillment center after its temporary reopening did not have a material impact on the Company's Consolidated Financial Statements.

19. Subsequent Events

Silicon Valley Bank

On March 10, 2023, Silicon Valley Bank ("SVB") was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation ("FDIC") as receiver. SVB's deposits are insured by the FDIC in amounts up to $250,000 for each deposit account. Substantially all of the Company's cash and cash equivalents are held in four SVB deposit accounts and substantially all of which was not insured by the

FDIC (the "uninsured amount"). On March 12, 2023, the U.S. Treasury, Federal Reserve, and FDIC announced that SVB depositors will have access to all of their money, including the uninsured amount, starting March 13, 2023. On March 13, 2023, the Company regained full access to all of its cash and cash equivalents.

March 2023 Note Purchase Agreement Amendment

On March 15, 2023, the Company entered into a waiver, consent, and amendment to the note purchase agreement which among other things accelerates the repayment of the senior secured notes due originally in May 2027 to an effective maturity of June 2023. The Company has agreed to pay the full outstanding principal balance on the senior secured notes in four equal amortization installments of $7.5 million with the first installment paid in connection with the note purchase agreement amendment and with the final installment due on June 15, 2023, including any accrued and unpaid interest. Under the note purchase agreement amendment, the noteholder also agreed to reduce the minimum liquidity covenant amount, which was previously set at $25.0 million, to $17.5 million following the first amortization payment and to $10.0 million following the first and second amortization payments until the senior secured notes are repaid in full. Furthermore, conditioned upon the timely payment of all the amortization payments, the noteholder agreed to waive all prepayment premiums and the ESG KPI Fee that would otherwise have been owed by the Company at maturity in May 2027.

In connection with the note purchase agreement amendment, the noteholder consented to the surrender of ownership to the Company, by the Pledgor, of the Pledged Shares in satisfaction of certain obligations of the Pledgor, should a surrender of the collateral be agreed by the Company and the Pledgor. The note purchase agreement amendment also clarified that such surrendered Pledged Shares would become collateral for the Company's obligation under the note purchase agreement.

The note purchase agreement amendment also contains additional and modified reporting and information requirements, including amending the requirement to deliver an audit report of the Company's independent registered public accounting firm, which report shall not include a "going concern" explanatory paragraph expressing substantial doubt about the Company's ability to continue as a going concern to exclude the audit opinion relating to the financial statements as of and for the year ended December 31, 2022. In addition, the note purchase agreement amendment clarifies that, to the extent, if any, that certain prior events related to the Pledge Agreement or amendments to the RJB Purchase Agreement constituted defaults under the note purchase agreement, such defaults are waived, though it is the Company's position that no such defaults existed at any time.

Public Equity Offerings

On February 10, 2023, the Company launched an "at-the-market" equity offering under its November 2022 Shelf for sale from time to time of up to $70.0 million of Class A common stock, and launched an "at-the-market" equity offering. As of February 28, 2023, as a result of the offering, the Company issued and sold 394,483 shares of its Class A common stock, resulting in $0.3 million of proceeds, net of commissions and offering costs.

On January 19, 2023, the Company completed an "at-the-market" equity offering, pursuant to its November 2022 Shelf. As a result of the offering, the Company issued and sold 28,998,010 shares of its Class A common stock, resulting in $29.0 million of proceeds, net of commissions and offering costs. As of December 31, 2022, 13,002,941 shares were issued and sold, resulting in proceeds of $12.8 million, net of commissions and offering costs. In January 2023, the remaining 15,995,069 shares were issued and sold, resulting in $16.2 million of proceeds, net of commissions and offering costs.

Schedule II: Valuation and Qualifying Accounts

	Balance at Beginning of Period	Additions: Charges to Costs and Expenses	Additions: Other	Reductions	Balance at End of Period
			(In thousands)		
Deferred Tax Asset Valuation Allowance:					
Fiscal year ended December 31, 2022	$ 140,222	$ -	$ 25,629	$ -	$ 165,851
Fiscal year ended December 31, 2021	$ 126,007	$ -	$ 14,215	$ -	$ 140,222
Fiscal year ended December 31, 2020	$ 120,330	$ -	$ 5,677	$ -	$ 126,007
Inventory Valuation Reserve:					
Fiscal year ended December 31, 2022	$ 365	$ 242	$ -	$ (447)	$ 160
Fiscal year ended December 31, 2021	$ 330	$ 827	$ -	$ (792)	$ 365
Fiscal year ended December 31, 2020	$ 1,474	$ 441	$ -	$ (1,585)	$ 330
Credits and Refunds Reserve:					
Fiscal year ended December 31, 2022	$ 1,235	$ 15,804	$ -	$ (16,026)	$ 1,013
Fiscal year ended December 31, 2021	$ 1,522	$ 19,552	$ -	$ (19,839)	$ 1,235
Fiscal year ended December 31, 2020	$ 1,172	$ 18,797	$ -	$ (18,447)	$ 1,522

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-8 No. 333-219030) pertaining to the 2017 Equity Incentive Plan and Blue Apron Holdings, Inc. 2012 Equity Incentive Plan,

(2) Registration Statement (Form S-8 No. 333-224659) pertaining to the 2017 Equity Incentive Plan,

(3) Registration Statement (Form S-8 No. 333-231139) pertaining to the 2017 Equity Incentive Plan,

(4) Registration Statement (Form S-8 No. 333-236496) pertaining to the 2017 Equity Incentive Plan,

(5) Registration Statement (Form S-8 No. 333-269712) pertaining to the 2017 Equity Incentive Plan,

(6) Registration Statement (Form S-3 No. 333-268200) of Blue Apron Holdings, Inc.,

(7) Registration Statement (Form S-3 No. 333-264329) of Blue Apron Holdings, Inc.,

(8) Registration Statement (Form S-3 No. 333-262170) of Blue Apron Holdings, Inc.,

(9) Registration Statement (Form S-3 No. 333-261607) of Blue Apron Holdings, Inc., and

(10) Registration Statement (Form S-3 No. 333-260263) of Blue Apron Holdings, Inc.;

of our reports dated March 16, 2023, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting of Blue Apron Holdings, Inc., included in this Annual Report (Form 10-K) for the year ended December 31, 2022, and the financial statement schedule of Blue Apron Holdings, Inc. included herein.

/s/ Ernst & Young LLP

New York, New York
March 16, 2023

EXHIBIT 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Linda Findley, certify that:

1. I have reviewed this Annual Report on Form 10-K of Blue Apron Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)), for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2023

/s/ Linda Findley

Linda Findley
President and Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 31.2

**CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Mitch Cohen, certify that:

1. I have reviewed this Annual Report on Form 10-K of Blue Apron Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)), for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2023

/s/ Mitch Cohen

Interim Chief Financial Officer and Treasurer

(Principal Financial and Accounting Officer)

EXHIBIT 32.1

**CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with this Annual Report on Form 10-K of Blue Apron Holdings, Inc. (the "Company") for the year ended December 31, 2022, as filed with the Securities and Exchange Commission on the date hereof (the "Annual Report"), the undersigned, Linda Findley, President and Chief Executive Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to his knowledge on the date hereof:

1. The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 16, 2023   /s/ Linda Findley
                                                      Linda Findley
                                                      President and Chief Executive Officer
                                                      (Principal Executive Officer)

EXHIBIT 32.2

**CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with this Annual Report on Form 10-K of Blue Apron Holdings, Inc. (the "Company") for the year ended December 31, 2022, as filed with the Securities and Exchange Commission on the date hereof (the "Annual Report"), the undersigned, Mitch Cohen, Interim Chief Financial Officer and Treasurer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to his knowledge on the date hereof:

1. The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 16, 2023

/s/ Mitch Cohen
_____
Mitch Cohen
Interim Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)

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Blue Apron Holdings, Inc.
28 Liberty Street
New York, NY 10005
investors.blueapron.com